As filed with the Securities and Exchange Commission on April 22, 2013

Registration No. 333-185936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 5 to

FORM S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF

1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Trade Street Residential, Inc.

(Exact name of registrant as specified in governing instruments)

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael D. Baumann

Chairman and Chief Executive Officer

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Good, Esq. Amanda R. Poe, Esq. Bass, Berry & Sims PLC The Tower at Peabody Place, Suite 900 Memphis, Tennessee 38103 Phone: (901) 543-5900 Facsimile: (888) 543-4644	Daniel M. LeBey, Esq. David S. Freed, Esq. Hunton & Williams LLP Riverfront Tower, East Plaza 951 E. Byrd Street Richmond, Virginia 23919 Phone: (804) 788-8200 Facsimile: (804) 788-8218

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 22, 2013

PRELIMINARY PROSPECTUS

6,250,000 Shares

Common Stock

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas.

We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our capital stock are subject to restrictions on ownership and transfer that are intended to assist us in maintaining our qualification as a REIT. See “Description of Stock—Restrictions on Ownership and Transfer.”

We are offering 6,250,000 shares of our common stock. We expect the public offering price to be between $11.00 and $13.00 per share. Our common stock currently trades on the OTC Pink market under the symbol “TSRE.” On April 8, 2013, the most recent day on which our common stock traded on the OTC Pink market, the closing price of our common stock was $16.00 per share.

We have applied to list our common stock on the NASDAQ Global Market, or the NASDAQ, under the symbol “TSRE.”

We are an “emerging growth company” under the federal securities laws and as such we have elected to comply with certain reduced public company reporting requirements in this prospectus and in future filings.

Investing in our common stock involves risks. Before investing, you should carefully read the section entitled “Risk Factors” beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding the underwriting discounts and expenses payable to the underwriters by us.

We have granted the underwriters a 30-day option to purchase up to an additional 937,500 shares of common stock from us on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock sold to purchasers on or about                    , 2013.

Book-runner

Sandler O’Neill + Partners, L.P.

Co-managers

BB&T Capital Markets

                    Janney Montgomery Scott

Ladenburg Thalmann & Co. Inc.

                                                                                              Oppenheimer & Co.

                                                                                                                       Wunderlich Securities

The date of this prospectus is                     , 2013.

You should rely only upon the information contained in this prospectus and any free writing prospectus prepared by us in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, as our business, financial condition, liquidity, results of operations, funds from operations or prospects may have changed since such date.

Until             , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the financial statements, including the related notes thereto, appearing elsewhere in this prospectus before making an investment decision.

Until June 1, 2012, the registrant conducted business as Feldman Mall Properties, Inc. Immediately prior to the recapitalization transaction described below, the registrant held a single land asset having minimal value and conducted no operations. On June 1, 2012, the registrant completed a reverse recapitalization transaction, or the recapitalization, more fully described below under “—Recapitalization and Other Related Transactions” and elsewhere in this prospectus under the caption “Our Recapitalization and Structure.” In the recapitalization, the registrant acquired certain assets from Trade Street Property Fund I, LP and BCOM Real Estate Fund, LLC, which we collectively refer to as the “Trade Street Funds,” and Trade Street Capital, LLC, or Trade Street Capital, in exchange for shares of the registrant’s common and preferred stock and common and preferred units of limited partnership interest in a newly formed operating partnership known as Trade Street Operating Partnership, LP. The registrant also changed its name to “Trade Street Residential, Inc.” and the registrant’s current senior management took over day-to-day management of our company. The registrant’s business is a continuation of the multifamily residential real estate investment and management businesses of the Trade Street Funds and Trade Street Capital, which we collectively refer to as Trade Street Company. References to “Trade Street Company” do not refer to a legal entity, but instead refer to a combination of certain real estate entities and management operations based on common ownership and control by the Trade Street Funds and Trade Street Capital. For accounting purposes, Trade Street Investment Adviser, LLLP, or TSIA, one of the entities contributed as part of the recapitalization, is the accounting acquirer in the recapitalization.

Except where the context indicates otherwise, references in this prospectus to the “registrant,” “we,” “us,” “our” and “our company” refer to Trade Street Residential, Inc. together with its consolidated subsidiaries, including our operating partnership, after the date of the recapitalization. References to “Feldman” refer to Feldman Mall Properties, Inc. and its consolidated subsidiaries prior to the date of the recapitalization. Except where the context otherwise requires, the description of our business prior to the date of the recapitalization refers to the multifamily residential real estate investment and management business and platform that was contributed to our operating partnership in the recapitalization.

On January 17, 2013, we effected a 1-for-150 reverse stock split of our common stock and the common units of limited partnership interest in our operating partnership, or common units. On or after the first anniversary of issuance, each common unit may be redeemed for cash equal to the value of one share of our common stock or, at our election, for one share of common stock. Except where the context indicates otherwise, all common stock and common unit numbers and per common share data in this prospectus have been adjusted to give effect to the 1-for-150 reverse stock split. In addition, our board of directors has approved the grant to certain of our officers and employees, effective at the time of the offering, of $3,018,750 of shares of restricted common stock under our 2013 Equity Incentive Plan, with the number of shares granted to be determined by dividing $3,018,750 by the offering price. Moreover, each of our six non-employee directors has elected to receive his $35,000 annual retainer for 2013 in shares of our common stock, to be issued at the time of the offering, with the aggregate number of shares to be determined by dividing $210,000 by the offering price. Unless otherwise indicated, the information in this prospectus assumes no exercise by the underwriters of the over-allotment option described on the front cover page of this prospectus and that the shares of common stock to be sold in this offering, issued to our non-employee directors as payment of their 2013 annual retainer and issued to our officers and employees as restricted stock at the time of the offering are sold or issued at $12.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

Overview

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2004. We seek to own and operate apartment communities in cities that have:

•	a stable work force comprised of a large number of “echo boomers,” which is typically understood to include people born after 1977 and before 1997, combined with positive net population migration;

•	well-paying jobs provided by a diverse mix of employers across the education, government, healthcare, insurance, manufacturing and tourist sectors;

•	a favorable cost of living;

•	reduced competition from larger multifamily REITs and large institutional real estate investors who tend to focus on select coastal and gateway markets; and

•	a limited supply of new housing and new apartment construction.

We currently own and operate 14 apartment communities containing 3,183 apartment units in Alabama, Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. We refer to these apartment communities throughout this prospectus as our “Operating Properties.” For the three months ended March 31, 2013, the weighted average occupancy rate for our Operating Properties owned as of March 31, 2013 was 93.9% and the weighted average monthly effective rent per occupied apartment unit at those Operating Properties was $817. Our apartment communities are characterized by attractive features including substantial landscaping, well-maintained exteriors and high quality interior finishes, and amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

In addition, we own four parcels of land that are zoned for multifamily development, which we refer to throughout this prospectus as our “Land Investments.” Our Land Investments have undergone varying degrees of pre-construction development, such as partial completion of grading, installation of streets and partial development of site and architectural plans; however, we have not begun construction of apartment units on any of the Land Investments. We intend primarily to complete development of our Land Investments in unconsolidated joint ventures with highly-qualified regional and/or national third party developers when market and demographic trends favor the delivery of additional multifamily units in the markets where our Land Investments are located. However, in certain limited instances where our board of directors determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. We may also sell one or more of our Land Investments if our board of directors determines such sale is in our best interests. We intend to add scale in our current markets through acquisitions and selective development of new apartment communities. We may also opportunistically pursue acquisitions and selective development of apartment communities in other geographic regions and markets that possess economic, demographic and other characteristics similar to our existing markets.

We currently have 90 employees who provide property management, maintenance, landscaping, construction management and accounting services. Our senior management team consists of Michael D. Baumann, our Chairman and Chief Executive Officer, Bert Lopez, our Chief Financial Officer and Chief Operating Officer, and Ryan Hanks, our Chief Investment Officer. Each member of our senior management team was a principal at Trade Street Capital prior to our recapitalization. Mr. Baumann has developed and/or acquired in excess of $1.0 billion of multifamily residential and commercial properties over his 25-year career. Mr. Hanks has overseen the acquisition of in excess of 11,600 apartment units with an aggregate value of approximately $1.4 billion over his 10-year career. We intend to take advantage of Mr. Baumann’s and Mr. Hanks’s substantial experience and extensive network of relationships in the multifamily real estate sector to execute our growth strategy.

Our Business Opportunity

We believe that economic and demographic drivers for multifamily housing in our markets will remain strong for the foreseeable future. Since 2008, the multifamily housing market has experienced high demand, strong occupancies and rising rental rates. New household formations, stricter mortgage underwriting standards, population growth and a changing attitude away from home ownership continue to drive growth in the multifamily housing market.

Multifamily building permits are currently being issued at levels substantially below historical levels. According to the United States Census Bureau, or the Census Bureau, in 2011, the number of multifamily permits was approximately 45% of the number in 2005 (the peak year over the past decade), while trends over the past three years continue to fall well below this decade’s average of 332,000 permits per year. Furthermore, the continued tightening of new construction financing will likely result in a limited supply of new apartment units in our target markets. Reduced levels of new apartment construction, coupled with increased demand for rental apartment units, should permit us to maintain high occupancy rates at our apartment communities and to increase our rental rates.

We believe that changing attitudes regarding home ownership and changing underwriting standards imposed by mortgage lenders will continue to drive Americans to rent apartments rather than purchase homes. Following the housing crisis and resulting economic downturn of 2008 and 2009, home values in the United States declined precipitously, resulting in many Americans no longer viewing their homes as stable, appreciating assets tantamount to savings and leading many of them to choose to rent rather than own homes. The decline in home values has been coupled with a substantial tightening of lending standards by mortgage lenders in the United States. According to the Office of the Comptroller of the Currency, 25% of banks surveyed tightened their lending standards in 2012 over the previous year, versus 10% who reported easing lending standards. Since 2008, mortgage lenders have more stringently scrutinized the incomes and employment status of prospective home buyers and have required larger down payments and more ongoing scrutiny of borrowers.

Furthermore, certain demographic factors should continue to positively influence demand for existing apartment units. According to the Census Bureau, there are currently approximately 80 million echo boomers (those born after 1977 and before 1997) in the United States. In 2010, echo boomers surpassed baby boomers (those born after 1946 and before 1965) to become the United States’ largest generation and currently account for one-quarter of the United States’ population. Echo boomers are generally well educated, career-oriented and mobile, and many echo boomers carry significant amounts of student loan debt. These factors contribute to the high propensity of echo boomers to rent apartments rather than buy homes.

According to the Census Bureau, Texas, Florida and North Carolina were the three states experiencing the highest positive net population migration between 2010 and 2011, with Tennessee and Georgia ranking seventh and eighth, respectively. Furthermore, for the ten year period from 2001 to 2009, Florida and Texas were the two states experiencing the highest net population migration with North Carolina, Georgia and Tennessee ranking fourth, fifth and eighth, respectively. These states are generally recognized as having a lower cost of living, better climates and higher quality of life as compared to other markets. All but one of our Operating Properties are located in these five states, and we believe the net migration to these states should continue to drive apartment demand in our markets.

Finally, the trend among institutional apartment owners and the public multifamily REITs toward increasing their exposure to select coastal and gateway markets should create a significant opportunity for us to purchase apartment communities at attractive prices in mid-sized cities and suburban submarkets of larger cities. Thus, as a public multifamily REIT with an experienced management team and a lower cost of capital, we believe we can compete effectively with the private owners and operators in such markets, who we believe are more likely to be fragmented and less capitalized.

Our Strengths

•

Experienced Management Team. Our senior management team, led by Mr. Baumann, our Chairman and Chief Executive Officer, Mr. Lopez, our Chief Financial Officer and Chief Operating Officer, and Mr. Hanks, our Chief Investment Officer, has significant experience in acquiring, owning, operating and managing commercial real estate, specifically apartment communities. Over the last 10 years our senior management team has had the primary responsibility of overseeing the acquisition, ownership and management of 25 multifamily communities consisting of more than 10,000 apartment units in our target markets, including our Operating Properties, since their acquisitions by the Trade Street Funds. Mr. Baumann has developed and/or acquired in excess of $1.0 billion of multifamily residential and other commercial real estate projects over his 25-year career. Mr. Hanks has overseen the acquisition of in excess of 11,600 apartment units with aggregate value of approximately $1.4 billion over his 10-year career. Mr. Lopez has over 10 years of experience serving as the chief financial officer of a public company.

•

Strategic Focus on Markets with Strong Multifamily Housing Fundamentals. Our Operating Properties are located in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. Our existing and target markets are characterized by low unemployment, a diversified base of employers, prospects for continued job growth, lower cost of living and positive net population migration from other states. Our strategic focus on acquiring apartment communities in mid-sized markets with strong economic and demographic drivers differentiates us from the majority of multifamily REITs, who we believe are more focused on select coastal and gateway markets.

•

Attractive Acquisition Opportunities Provided by Extensive Relationships Across the Multifamily Industry. Over the course of their careers, Messrs. Baumann and Hanks have developed an extensive network of relationships with institutional investment managers and private operators and developers throughout the multifamily industry. These relationships provide us access to an ongoing pipeline of acquisition opportunities in our target markets, many of which are “off-market” transactions that do not involve an open competitive bidding process, thereby allowing us to achieve lower acquisition costs. We acquired approximately 90% of our Operating Properties in such off-market transactions.

•

Stable Portfolio of High Quality Properties. Our Operating Properties consist of conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities that typically offer attractive amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

•

Strong Acquisition Pipeline. We continue to see significant selling activity in our targeted sector of the multifamily industry. We have entered into definitive agreements to acquire two apartment communities containing a total of 500 units for an aggregate purchase price of approximately $63 million and two apartment communities currently under construction that are anticipated to contain approximately 496 units for an aggregate purchase price of approximately $71.3 million. Each of these proposed acquisitions is subject to customary closing conditions and we cannot assure you that we will acquire any of the apartment communities we have under contract. See “—Recent Developments—Construction Properties Under Contract.” We are currently evaluating and discussing the potential acquisition of apartment communities containing approximately 2,300 units with an estimated aggregate purchase price of approximately $315 million. We currently do not have binding contracts to acquire any of these properties and can provide no assurance that we will acquire the properties that we are evaluating. We believe that our track record of apartment acquisitions, when combined with a greater access to capital due to our being a listed REIT and our ability to acquire properties on a tax-deferred basis in exchange for common units in our operating partnership, will provide us with numerous additional quality acquisition opportunities in the near term.

Our Business Objectives and Strategies

Our primary business objective is to maximize stockholder value by increasing cash flows at our existing properties, acquiring additional properties in our existing markets and in other strategic markets, and selectively pursuing development opportunities. We intend to achieve this objective by executing the following strategies:

•

Maintain Disciplined Focus on Mid-Sized Markets. We intend to maintain a disciplined investment focus on mid-sized cities and suburban submarkets of larger cities with strong economic and demographic drivers, reduced competition from larger multifamily REITs and limited supply of new housing and apartment construction. We conduct a top down demographic analysis of our target markets that includes review of near-term prospects for job growth given expansion or relocation of major employers, and evaluation of positive net migration trends or recent population increases. We also evaluate new multifamily building permits and construction starts to determine new supply trends.

•

Intensely Manage Our Apartment Communities to Maintain Market Competitiveness and Cost Efficiency. Upon the closing of this offering, we will manage all of our Operating Properties. Our senior management team has a “hands-on” approach to property management, which includes real-time communication with resident managers, frequent property visits, substantial investment in aesthetics and amenities and attention to operating costs. Our senior management team has overseen significant improvements at our Operating Properties that have added landscaping, exterior facelifts, renovation of common areas such as clubhouses and refurbishment of apartment interiors. We believe that by presenting attractive, aesthetically pleasing interiors and exteriors combined with modern amenities, our apartment communities have a competitive edge in our markets compared to other apartment communities owned by lesser capitalized operators.

•

Utilize Our Relationships and Industry Knowledge to Acquire High Yielding Properties in Our Target Markets. We will seek to acquire additional apartment communities in our existing markets in order to build scale by utilizing our acquisition experience and leveraging our local management resources in those markets. We believe adding scale in our existing markets will increase our operating efficiency, produce cost savings, enhance our market knowledge and strengthen our ability to be a market leader in each of our markets.

•

Selectively Dispose of Fully Stabilized Assets to Redeploy Capital in Higher Growth Investments. We will actively manage our portfolio to increase cash flow through the sale of fully stabilized assets to redeploy capital into higher yielding investments. We will also actively seek to improve our average age and asset quality in our target markets or exit markets that we deem as non-strategic going forward.

•

Selectively Acquire Development Sites and Utilize Our Current Land Investments for the Future Development of Multifamily Communities in Our Target Markets. Our senior management team has extensive experience in developing multifamily properties. We intend to continue utilizing our management team’s knowledge, experience and relationships to increase stockholder value by selectively pursuing development opportunities in our target markets. Primarily, we will seek development opportunities through unconsolidated joint ventures with highly-qualified regional and/or national third party developers in markets where demographic trends favor the delivery of additional multifamily units. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. Our Land Investments were acquired by the Trade Street Funds in anticipation of their future development by the Trade Street Funds and contributed to our operating partnership in the recapitalization.

Our Properties

Currently, our Operating Properties consist of 14 apartment communities. The following table provides certain information, as of March 31, 2013, with respect to our current Operating Properties.

Property Name	Location	Primary Employers(1)	Year Built/ Renovated(2)	Date Acquired	Number of Units	Average Unit Size (Sq. Ft.)	Average Physical Occupancy(3)	Monthly Effective Rent per Occupied Unit(4)
Arbors River Oaks	Memphis, TN	FedEx	1990/2010	06/09/2010	191	1,136	97.4%	$1,021
Estates at Millenia(5)	Orlando, FL	Walt Disney Company	2012	12/03/2012	297	952	84.0%	$1,192
Lakeshore on the Hill	Chattanooga, TN	BlueCross/BlueShield	1969/2005	12/14/2010	123	1,168	86.4%	$876
Mercé Apartments	Addison, TX	Bearing Point Inc.	1991/2007	10/31/2011	114	653	96.1%	$758
Oak Reserve at Winter Park(6)	Winter Park, FL	Walt Disney Company	1972/2007	09/21/2008	142	834	93.5%	$832
Park at Fox Trails	Plano, TX	Bearing Point Inc.	1981	12/06/2011	286	960	95.8%	$779
Post Oak	Louisville, KY	United Parcel Service	1982/2005	07/28/2011	126	847	97.2%	$712
Terrace at River Oaks	San Antonio, TX	USAA	PI: 1982 PII: 1983	12/21/2011	314	1,015	93.6%	$731
The Beckanna on Glenwood(6)	Raleigh, NC	State of NC Government	1963/2006	10/31/2011	254	729	96.6%	$734
The Estates at Perimeter(7)	Augusta, GA	U.S. Army	2007	09/01/2010	240	1,109	92.4%	$942
The Pointe at Canyon Ridge	Sandy Springs, GA	Delta Airlines	1986/2007	09/18/2008	494	1,065	96.6%	$660
The Trails of Signal Mountain	Chattanooga, TN	BlueCross/BlueShield	1975	05/26/2011	172	1,185	93.5%	$781
Vintage at Madison Crossing(8)	Huntsville, AL	U.S. Army/Redstone Arsenal U.S. Military	2002	03/04/2013	178	1,047	96.3%	$668
Westmont Commons	Asheville, NC	Mission Valley Health System & Hospital	2003 & 2008	12/12/2012	252	1,009	94.3%	$811

Total/Weighted Average					3,183	992	93.9%	$817

(1)	Represents significant employers within a 25 mile radius of where the apartment community is located.
(2)	The extent of the renovations included within the term “renovated” depends on the individual apartment community, but “renovated” generally refers to the replacement of siding, roof, wood, windows or boilers, updating of gutter systems, renovation of leasing centers and interior rehabilitation, including updated appliances, countertops, vinyl plank flooring, fixtures, fans and lighting, or some combination thereof.
(3)	Average physical occupancy represents the average for the three months ended March 31, 2013 of the total number of units occupied at each apartment community during the period divided by the total number of units at each apartment community.
(4)	Monthly effective rent per occupied unit is equal to the average of (i) gross monthly rent minus any leasing discounts offered for our tenants for each month in the three months ended March 31, 2013 (ii) divided by the total number of occupied units during each month included in such period. Discounts include concessions, discounted employee units and model units. These discounts may be offered from time-to-time for various reasons, including to assist with the initial lease-up of a newly developed apartment community or as a response to a property’s local market economics. Total concessions for our current Operating Properties for the three months ended March 31, 2013 amounted to approximately $0.5 million. For the three months ended March 31, 2013, excluding discounted employee and model units, the average discount per unit as a percentage of market rent was 6.60%.
(5)	We acquired this newly constructed apartment community in December 2012, and it continues to be in the lease-up phase.
(6)	We are in the process of evaluating third party proposals for the disposition of this property. We currently do not have a binding contract to dispose of this property and, as such, can provide no assurance that we will be able to do so.
(7)	We own a 50% interest in this apartment community through an unconsolidated joint venture. On April 3, 2013, we entered into a contract to purchase the remaining 50% equity interest from our joint venture partner with proceeds from this offering. See “Use Of Proceeds.”
(8)	We acquired this apartment community on March 4, 2013. Physical occupancy and monthly effective rent per occupied unit has been calculated as of and for the month ended March 31, 2013.

In addition, our Land Investments consist of the parcels described in the table below, upon which we anticipate developing apartment communities in the future, when market and demographic trends favor the delivery of additional multifamily units to the markets where the respective Land Investments are located.

Property Name	Location	Potential Use	Number of Planned Units	Acreage
Venetian(1)	Fort Myers, FL	Apartments	436	23.0 acres
Midlothian Town Center—East(2)	Midlothian, VA	Apartments	238	8.4 acres
The Estates at Maitland(3)	Maitland, FL	Apartments	421	6.1 acres
Estates at Millenia—Phase II(4)	Orlando, FL	Apartments	403	7.0 acres

(1)	Venetian was acquired from an insolvent developer after construction began. The site currently has improvements, including a partially completed clubhouse, building pads, roads and utilities on Phase I of the development. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $11.0 million.
(2)	Midlothian Town Center—East is currently approved for 246 apartment units and 10,800 square feet of retail space, including a parking deck structure. The project is currently going through a site plan modification process in Chesterfield County, Virginia that will allow the development of 238 apartment units, 10,800 square feet of retail space and the elimination of the parking deck structure. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $8.2 million.
(3)	The Estates at Maitland is currently approved for a maximum of 300 apartment units and 20,000 square feet of retail space. The City of Maitland, Florida changed its zoning code allowing a higher density in May 2012. The municipal development agreement is currently being modified to include 421 units and 10,000 square feet of retail space. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $10.4 million.
(4)	Estates at Millenia—Phase II is currently approved for 403 apartment units and 10,000 square feet of retail space. The site currently has all utilities. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $12.9 million.

Acquisition Criteria

The acquisitions we choose to pursue are based on a series of strict and concise criteria that discourage us from pursuing investments in properties that do not coincide with our overall business plan and strategy. These criteria include generally investing in properties that:

•	are garden-style or mid-rise apartments;

•	fall within our target size of 150 to 500 units and are valued, either individually or as a portfolio acquisition, between $10 million and $50 million;

•	are located within close proximity to large and stable employment bases within our target markets and have a high degree of visibility;

•	produce an attractive cash on cash yield that is accretive to funds from operations per share; and

•	are less than ten years old, or can justify an older age based on differentiating and value-added characteristics.

Recent Developments

Sale of Fontaine Woods

On March 1, 2013, we sold our 70% ownership interest in Fontaine Woods, a 263-unit apartment community located in Chattanooga, Tennessee, to our joint venture partner for total consideration of $10.5 million, including $4.0 million of cash. The sale resulted in a gain to the company of approximately $1.6 million. The proceeds of this sale were primarily used to acquire Vintage at Madison Crossing, as described below.

Acquisition of Vintage at Madison Crossing

On March 4, 2013, we acquired Vintage at Madison Crossing, a 178-unit apartment community located in Huntsville, Alabama, for $15.3 million. The purchase price was funded with proceeds from a new mortgage loan in the amount of $11.4 million and $3.9 million in cash. On-site amenities include an executive business center, concierge services, jogging trails and pool pavilion with sundeck. The mortgage loan bears interest at a fixed rate of 4.19% per annum and matures on March 1, 2023.

Pending Acquisitions

On November 16, 2012, we entered into an agreement to purchase Woodfield Creekstone, a 256-unit apartment community located in Durham, North Carolina, for $35.8 million. The property began leasing in August 2012 and remains in the lease-up phase. The acquisition is expected to close, subject to the satisfaction of customary closing conditions, prior to the end of the second quarter of 2013. We have received a lender commitment for mortgage financing to partially finance the acquisition of the property in the amount of $23.3 million with a 10-year term and a fixed interest rate of 3.88%. Payment is expected to be interest only for the first three years, with principal and interest payments based on a 30-year amortization thereafter.

On January 30, 2013, we entered into an agreement to purchase Woodfield St. James, a 244-unit apartment community located in Charleston (Goose Creek), South Carolina for $27.2 million. The acquisition is expected to close, subject to the satisfaction of customary closing conditions, prior to the end of the second quarter of 2013.

There can be no assurance that we will complete any of these acquisitions or that they will close within the timeframes set forth above.

Construction Properties Under Contract

We have entered into binding contracts to acquire the following properties that are currently under construction. The net proceeds from this offering are not sufficient to fully finance the acquisition of these properties. We are seeking permanent financing to finance all or a portion of the purchase prices of these properties but we currently do not have lender commitments in place. There can be no assurance that we will obtain financing for the acquisition of these properties. If we are unsuccessful in procuring financing, we may be unable to close the purchase of either or both properties pursuant to their respective purchase contracts. See “Risk Factors—If we do not complete the purchase of the apartment communities that we currently have under contract, we will have incurred substantial expenses without our stockholders realizing the expected benefits.”

On October 29, 2012, we entered into an agreement to purchase the Estates at Wakefield, an apartment community that is currently under construction, for a purchase price of $37.3 million. The property is located in Wake Forest, North Carolina and is expected to have 288 units. The purchase contract provides for closing, subject to the satisfaction of customary closing conditions, upon completion of the property, which is expected to occur during the fourth quarter of 2013.

On December 20, 2012, we entered into an agreement to purchase Fountains at New Bern, an apartment community that is currently under construction, for a purchase price of $34.0 million. The property is located in Charlotte, North Carolina and is expected to have 208 units. The purchase contract provides for closing, subject to the satisfaction of customary closing conditions, upon completion of the property, which is expected to occur in the third quarter of 2013.

Declaration of Dividends

On January 25, 2013, we declared a dividend for the fourth quarter of 2012, of $0.0855 per share, which was paid on March 15, 2013 to stockholders of record on February 5, 2013. On April 15, 2013, we declared a dividend for the first quarter of 2013 of $0.0855 per share, payable on May 31, 2013 to stockholders of record on

April 25, 2013. On April 22, 2013, we declared a dividend for the second quarter of 2013 of $0.1575 per share, payable on July 12, 2013 to stockholders of record on June 14, 2013, including purchasers of common stock in this offering.

Reverse Stock Split

On January 17, 2013, we effected a 1-for-150 reverse stock split of our common stock and the common units of limited partnership interest in our operating partnership. The reverse stock split was announced and became effective on the OTC Pink market on January 25, 2013. All trading after January 25, 2013 reflects the reverse stock split.

Revolving Credit Facility

On January 31, 2013, our operating partnership entered into a $14.0 million senior secured revolving credit facility for which BMO Harris Bank N.A. is serving as sole lead arranger and administrative agent. We have guaranteed the obligations of the operating partnership as borrower under the credit facility. The credit facility has a term of three years and allows for immediate borrowings of up to $14.0 million, with an accordion feature that will allow us to increase the availability thereunder by $66.0 million to an aggregate of $80.0 million under certain conditions as additional properties are included in the borrowing base. The Arbors River Oaks property is currently the only property included in the borrowing base. We intend to use the credit facility to refinance existing indebtedness, finance additional real estate investments and for general corporate purposes, including capital expenditures and working capital. On January 31, 2013, we borrowed $9.0 million on the credit facility to repay in full the mortgage loan on the Arbors River Oaks property and $1.5 million to fund prepayment penalties, closing costs, other related fees and working capital needs. We borrowed an additional $2.5 million on the credit facility for general corporate purposes. As of March 31, 2013, we had outstanding borrowings of approximately $13.0 million drawn on our credit facility and approximately $1.0 million available under the credit facility.

Our Recapitalization and Structure

Until June 1, 2012, we conducted business as Feldman Mall Properties, Inc., a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2004, and which immediately prior to the recapitalization transaction held a single land asset having minimal value and conducted no operations. Feldman was formed and completed its initial public offering in 2004. In connection with Feldman’s initial public offering, it completed a simultaneous series of formation transactions that resulted in its acquisition of three regional malls and related assets. After the initial public offering and formation transactions, Feldman acquired additional mall properties outright and through joint ventures with institutional investors. Due to the deep recession that began in late 2007, the financial performance of these mall properties was significantly adversely affected. In 2008, Feldman’s common stock was delisted by the New York Stock Exchange, Feldman ceased being a reporting company with the Securities and Exchange Commission, or the SEC, and Feldman’s entire senior management team left the company, after which the then-current Feldman board of directors engaged Brandywine Financial Services Corporation, or Brandywine, as a third party manager of the company. From 2008 until June 1, 2012, Feldman sold or otherwise disposed of all of its mall properties except a single parcel of land having minimal value.

In April 2012, Feldman entered into the contribution agreement with the Trade Street Funds and Trade Street Capital providing for the recapitalization. The recapitalization was completed on June 1, 2012, at which time the board of directors of Feldman was reconstituted, Feldman changed its name to “Trade Street Residential, Inc.,” the external management arrangement with Brandywine was terminated and our current senior management team took over day-to-day management of the company from Brandywine. After the recapitalization, our business is a continuation of the multifamily residential real estate investment and management business of the Trade Street Funds and Trade Street Capital that were contributed to the company in the recapitalization. For a discussion of the recapitalization, the contribution agreement and its material terms and subsequent transactions effected by us and related to the recapitalization, see “Our Recapitalization and Structure.”

The following table summarizes the equity securities issued by us and our operating partnership in connection with the recapitalization and termination of the Brandywine management services agreement, as adjusted by the 1-for-150 reverse stock split and, with respect to Class B contingent units, subsequent amendments and restatement of the Agreement of Limited Partnership of the operating partnership, or the operating partnership agreement, prior to the date of this prospectus:

Issuance/Recipient	Number of Shares/Units/ Warrants Transferred	Value of Consideration (Per Share/ Unit/ Warrant)	Aggregate Value of Consideration at the Time of Issuance
Issuances of common stock for Contributed Properties(1)(2)
Trade Street Funds	3,396,976	$18.00	$61,145,568
Post Oak Partners, LLC	52,868	$18.00	$951,627
Issuance of common stock (termination fee under management services agreement with Brandywine)(1)
Brandywine Financial Services Corporation	5,000	$18.00	$90,000
Issuance of common stock as special distribution(1)
Feldman stockholders of record on May 17, 2012	42,340	$7.50	$317,550

Total common stock	3,497,184		$62,504,745
Issuance of warrants to purchase common stock(3)(4)
Feldman stockholders of record on May 17, 2012	139,215	$2.10	$292,352

Total common stock and warrants	3,636,399		$62,797,097

Issuances of Class A preferred stock for Contributed Land Investments(2)(5)(7)
Trade Street Funds	173,326	$100.00	$17,332,600
Issuances of Class B contingent units for ownership interests in TSIA and TS Manager LLC(6)(7)
Trade Street Capital, LLC	70,298	$100.00	$7,029,800
Trade Street Adviser GP, Inc.	1,413	$100.00	$141,300
Michael and Heidi Baumann	139,204	$100.00	$13,920,400

Total Class B contingent units	210,915		$21,091,500

(1)	The number of shares of common stock issued gives effect to the 1-for-150 reverse stock split we effected on January 17, 2013. There were 3,556,460 shares of common stock outstanding immediately after the recapitalization. As discussed in this prospectus under the caption “Our Recapitalization and Structure,” the parties to the recapitalization engaged in extensive arm’s length negotiations regarding the per share price of Feldman’s common stock in order to determine the number of shares of common stock, and the value of the preferred stock and preferred units, to be issued in the recapitalization.
(2)	On December 3, 2012, we issued 940,241 shares of common stock and 100,000 shares of our Class A preferred stock to BREF/BUSF Millenia Associates, LLC as consideration for the contribution of the Estates at Millenia and the development parcel adjacent thereto. On March 14, 2013, we issued 35,804 additional shares of our Class A preferred stock as a reimbursement to BREF/BUSF Millenia Associates, LLC of certain development costs incurred in connection with the development of such development parcel. These shares of common stock and Class A preferred stock were issued in a separate transaction that was not part of the recapitalization; accordingly these shares are not reflected in this table. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition and Disposition Activity—Estates at Millenia” for more information.
(3)	The number of warrants to purchase shares of common stock gives effect to the 1-for-150 reverse stock split we effected on January 17, 2013. The warrants have an exercise price of $21.60 per share.
(4)	Value of warrants was determined using the Black Scholes valuation model.
(5)	The per share/unit value and the aggregate value reflects the liquidation preference per share of Class A preferred stock.
(6)

The ownership interests in TSIA and TS Manager LLC were contributed in exchange for 546,132 common units, 98,304 Class B preferred units and 98,304 Class C preferred units. By amendment and restatement of the operating partnership agreement on February 8, 2013 and March 26, 2013, the Class B preferred units and Class C preferred units were combined into 196,608 Class B contingent units having an agreed upon base value of $100 per unit and the 546,132 common units were exchanged for 14,307 additional Class B contingent units. See “Our Recapitalization and Structure—Terms of the Contribution Agreement and Other Ancillary Agreements” and “Our Operating Partnership and the Operating Partnership Agreement— Operating Partnership Units—Class B Contingent Units.”
(7)	The Class A preferred stock is convertible into shares of commons stock upon the occurrence of certain contingencies described in “Description of Stock—Class A Preferred Stock.” The Class B contingent units are convertible into common units of the operating partnership upon the occurrence of certain contingencies described in “Our Operating Partnership and the Operating Partnership Agreement— Operating Partnership Units—Class B Contingent Units.”

Following our recapitalization, we are a full service, vertically integrated, self-administered and self-managed corporation operating as a REIT for U.S. federal income tax purposes. All of our employees are employed by, and all of our operations are conducted through, our operating partnership. As of the date of this prospectus, we own 100% of the common units in our operating partnership. The following diagram depicts the expected ownership of our common stock and our operating partnership’s common units upon completion of this offering.

(1)	Includes 4,717,375 shares of common stock held by common stockholders prior to this offering.
(2)	Two liquidating trusts formed in connection with the impending liquidation of the Trade Street Funds also own 100% of the shares of Class A preferred stock issued to the Trade Street Funds in the recapitalization and to BREF/BUSF Millenia Associates, LLC in December 2012 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition and Disposition Activity—Estates at Millenia.”
(3)	Trade Street Residential, Inc. also owns 100% of the Class A preferred units and no Class B contingent units of Trade Street Operating Partnership, LP.
(4)	Trade Street Capital, LLC also owns approximately 33.33% of the Class B contingent units of Trade Street Operating Partnership, LP.

(5)	Trade Street Adviser GP, Inc. also owns approximately 0.67% of the Class B contingent units of Trade Street Operating Partnership, LP.
(6)	Michael and Heidi Baumann also own approximately 66.0% of the Class B contingent units of Trade Street Operating Partnership, LP.
(7)	Includes shares of restricted stock to be granted to our executive officers upon completion of this offering, which are subject to vesting over a four-year period, and shares of our common stock to be granted to our non-employee directors in lieu of cash for the annual retainer fee. See “Management—Director Compensation” and “Executive Compensation—Equity Incentive Plan—Initial Awards.”

Summary Risk Factors

An investment in our common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our shares of common stock. These risks include, but are not limited to:

•

Our portfolio of properties consists primarily of apartment communities concentrated in certain markets and any adverse developments in local economic conditions or the demand for apartment units in these markets may negatively impact our operating results.

•	Adverse economic conditions may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders.

•

Our independent registered public accounting firm identified and reported internal control deficiencies that constituted material weaknesses in our internal control over financial reporting. If one or more material weaknesses recur or if we fail to remediate the identified material weaknesses, and establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

•	Our senior management team has limited experience managing a REIT and no experience managing a publicly traded company.

•	We depend on key personnel and the loss of their full service could adversely affect us.

•	Our growth will depend upon future acquisitions of multifamily apartment communities, and we may be unable to complete acquisitions on advantageous terms or acquisitions may not perform as we expect.

•

A component of our strategy is to selectively develop or redevelop properties, including our Land Investments, which could expose us to various risks associates with development activities that could adversely affect our profitability.

•	Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units or increase or maintain rents.

•	We depend on residents for revenue, and vacancies, resident defaults or lease terminations may adversely affect our operations and cause the value of your investment to decline.

•	A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

•

The cash available for distribution to our stockholders may not be sufficient to pay distributions at expected levels, and we cannot assure you of our ability to make or increase distributions in the future.

•

Differences between the book value of the assets acquired in our recapitalization and the price paid for our common stock could result in an immediate and material dilution in the book value of our common stock.

•	Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

•	Our debt obligations outstanding upon completion of this offering will reduce our cash available for distribution and may expose us to the risk of default.

•	If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders would be adversely impacted.

Our REIT Status

We have elected to be treated as a REIT for U.S. federal income tax purposes. To maintain our REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally are not subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders. If we fail to maintain our status as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to federal, state and local taxes on all or a portion of our income, and we will be subject to state and local taxes on our property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Considerations.”

Restrictions on Ownership and Transfer of Our Capital Stock

With certain exceptions, our charter authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Due to the limitations on the concentration of ownership of stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person (unless exempted by our board of directors) from actually, beneficially or constructively owning more than 9.8% (in value or in number of shares of common stock, whichever is more restrictive) of our outstanding shares of common stock or more than 9.8% (in value or in number of shares of capital stock, whichever is more restrictive) of our outstanding shares of capital stock. See “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions on transfer and ownership will not apply if our board of directors determines that it is no longer in our best interests to maintain our qualification as a REIT or that compliance with the restrictions is no longer required in order for us to qualify as a REIT. Our board of directors has granted a waiver to the Trade Street Funds of the common stock and capital stock ownership limitations in our charter, but is not obligated to grant waivers in the future.

Our Distribution Policy

On December 14, 2012, we declared a dividend for the third quarter of 2012 of $0.07605 per share, which was paid on December 31, 2012 to stockholders of record as of December 26, 2012. On January 25, 2013, we declared a dividend for the fourth quarter of 2012, of $0.0855 per share, which was paid on March 15, 2013 to stockholders of record on February 5, 2013. On April 15, 2013, we declared a dividend for the first quarter of 2013 of $0.0855 per share, payable on May 31, 2013 to stockholders of record on April 25, 2013. On April 22, 2013, we declared a dividend for the second quarter of 2013 of $0.1575 per share, payable on July 12, 2013 to stockholders of record on June 14, 2013, including purchasers of common stock in this offering. Our board of directors has not yet determined the rate for our future dividends. We intend to continue to pay quarterly dividends so as to satisfy the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income or excise taxes. All dividends will be determined by our board of directors in its sole discretion out of funds legally available therefor and will be based on a variety of factors including our operating results and financial condition, internal cash flow projections, requirements of Maryland law, requirements for qualification as a REIT for U.S. federal income tax purposes and such other factors as our board of directors deems to be relevant.

Our Financing Policy

We expect to fund property acquisitions initially through a combination of any cash available from offering proceeds and debt financing, including borrowings under our credit facility and traditional mortgage loans. Where possible, we also anticipate using common units issued by our operating partnership to acquire properties from existing owners seeking tax-deferred transactions. In addition, we may use a number of different sources to finance our acquisitions and operations, including cash provided by operations, secured and unsecured debt, issuance of debt securities, perpetual and non-perpetual preferred stock, additional common equity issuances, letters of credit or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

We do not have a policy limiting the amount of debt that we may incur, although we target a ratio of average long-term debt-to-market capitalization of 40% to 50%, although we may exceed these levels from time to time as we complete acquisitions. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, our board of directors may increase our indebtedness beyond the policy limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to pay dividends to our stockholders.

As of December 31, 2012, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, our outstanding indebtedness was $216.2 million with a weighted average debt maturity of approximately 5.6 years and a weighted average interest rate of 4.60% per annum. Our overall leverage will depend on our investments and the cost of leverage.

Our Corporate Information

Our principal executive office is located at 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. Our telephone number is (786) 248-5200. We maintain an Internet site at www.tradestreetresidential.com. The information located on, or accessible from, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We will remain an emerging growth company until the earlier of:

•

the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th; and

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

THE OFFERING

Common stock offered by us	6,250,000 shares of common stock(1)

Common stock to be outstanding after this offering	11,236,438 shares of common stock(1)(2)

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $68.0 million, or approximately $78.5 million if the underwriters’ over-allotment option is exercised in full, assuming a public offering price of $12.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus and after deducting the underwriting discounts and commissions and estimated expenses payable by us of $3.3 million, of which $2.1 million remains unpaid. We intend to use the net proceeds of this offering as follows:

• approximately $12.4 million to repurchase equity interests in certain of our subsidiaries from our joint venture partners pursuant to the governing documents of such subsidiaries;
• approximately $39.7 million to fund pending acquisitions; and

•    the remainder of the net proceeds to be used for general corporate and working capital purposes, which may include future acquisitions, the repayment of indebtedness and the funding of capital improvements at our apartment communities.

Risk factors	An investment in our common stock involves risks. You should carefully read and consider the risks discussed under the caption “Risk Factors” and all other information in this prospectus before investing in shares of our common stock.

Proposed NASDAQ symbol	“TSRE”

(1)	Excludes up to 937,500 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Share numbers reflect the 1-for-150 reverse stock split that was effected on January 17, 2013. Includes (i) 251,563 shares of restricted common stock estimated to be issued to certain of our officers and employees, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus), and (ii) 17,500 shares of our common stock estimated to be issued to our non-employee directors as their 2013 annual retainer, assuming the same offering price as the shares of restricted stock. Excludes (a) an unknown number of shares of our common stock into which 309,130 shares of our Class A preferred stock may be converted at such time and as described under “Description of Stock—Preferred Stock,” (b) an unknown number of shares of our common stock that may be issued upon redemption of common units into which 210,915 Class B contingent units may be converted as described under “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units—Class B Contingent Units”, and “—Common Units,” (c) 139,215 shares of our common stock that may be issued upon the exercise of warrants issued in connection with our recapitalization and (d) a number of shares of our common stock available for issuance in the future under the Trade Street Residential, Inc. Equity Incentive Plan, or our Equity Incentive Plan, equal to $2,156,250 divided by the public offering price per share. See “Shares Eligible for Future Sale—Conversion Rights” and “Executive Compensation—Equity Incentive Plan.” Since December 31, 2012 to the date of this prospectus, there has been no change to the number of shares of our common stock outstanding.

SUMMARY SELECTED FINANCIAL AND OTHER DATA

The following table sets forth summary selected financial and other data of Trade Street Residential, Inc. The historical financial statements of Trade Street Residential, Inc. included in this prospectus for the periods prior to June 1, 2012 reflect the assets, liabilities and operations of Trade Street Company retroactively adjusted to reflect the legal capital of Trade Street Residential, Inc. Trade Street Company is not a legal entity, but instead represents a combination of certain real estate entities and management operations based on common ownership and control by the Trade Street Funds and Trade Street Capital.

The summary selected balance sheet data as of December 31, 2012 and 2011 and the summary selected statement of operations data for the years ended December 31, 2012 and 2011 have been derived from the audited historical financial statements of Trade Street Residential, Inc., appearing elsewhere in this prospectus.

Our unaudited summary selected pro forma financial and other data as of and for the year ended December 31, 2012 have been adjusted to give effect to this offering and our intended use of proceeds of this offering and certain other transactions as described in the pro forma condensed consolidated financial statements included elsewhere in this prospectus.

You should read the following summary selected financial, operating and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes appearing elsewhere in this prospectus. All per share data set forth below has been adjusted to give effect to the 1-for-150 reverse stock split of our common stock that was effected on January 17, 2013.

	Year ended December 31,
	Pro Forma	Historical
	2012	2012	2011
Statement of operations data:
Total revenue	$31,928,517	$21,410,982	$11,949,569
Total operating expenses (1)	38,500,388	25,658,975	12,038,235

Loss from operations	(6,571,871)	(4,247,993)	(88,666)

Total other expense, net	(9,593,149)	(6,553,778)	(2,594,123)

Loss from continuing operations before income from unconsolidated joint venture	(16,165,020)	(10,801,771)	(2,682,789)
Income from unconsolidated joint venture	—	45,739	43,381
Income (loss) from discontinued operations	—	2,204,772	(1,158,848)

Net loss	(16,165,020)	(8,551,260)	(3,798,256)
Loss allocated to noncontrolling interests	1,570,411	1,708,734	377,330
Accretion of preferred stock and preferred units	(375,482)	(375,482)	—

Loss attributable to common stockholders of Trade Street Residential, Inc.	$(14,970,091)	$(7,218,008)	$(3,420,926)

Earnings per common share - basic and diluted
Continuing operations	$(1.98)	$(4.14)	$(23.49)
Discontinued operations	—	0.97	(12.04)

	$(1.98)	$(3.17)	$(35.53)

(1)	Total operating expenses for the year ended December 31, 2012 include approximately $1.9 million of expenses in connection with our recapitalization.

	Year ended December 31,
	Pro Forma	Historical
	2012	2012	2011
Balance sheet data (at end of period):
Investment in operating properties before accumulated depreciation and amortization	$327,443,069	$224,172,470	$159,133,834
Land held for future development	$42,622,330	$42,622,330	$18,170,949
Real estate held for sale	—	$12,308,368	$38,176,079
Total assets	$395,317,201	$291,909,724	$235,199,632
Mortgage notes payable(1)	$216,210,338	$163,626,814	$112,097,662
Total stockholders’ equity(2)	$164,903,744	$46,238,691	$84,337,100

Cash flows data (in thousands):
Operating activities		$(1,428,243)	$3,044,087
Investing activities		$2,873,320	$(30,488,194)
Financing activities		$2,787,668	$26,531,632

Other data (dollars in thousands):
FFO(3)	$(995,820)	$(2,165,452)	$2,934,240
Core FFO(3)	$1,500,600	$815,559	$4,855,770
NOI(4)	$18,810,035	$13,623,021	$8,971,105
Number of properties at end of the period	18	14	13

(1)	Excludes liabilities of approximately $9.1 million related to real estate held for sale (Fontaine Woods) included in discontinued operations as of December 31, 2012.
(2)	In addition, redeemable preferred stock of approximately $26.8 million is recorded as temporary equity as of December 31, 2012.
(3)	FFO for the year ended December 31, 2012 includes recapitalization costs of approximately $1.9 million. For a definition and reconciliation of FFO and Core FFO and a statement disclosing the reasons why our management believes that the presentation of FFO and Core FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO and Core FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures—Funds from Operations and Core FFO.”
(4)	For a definition and reconciliation of NOI and a statement disclosing the reasons why our management believes that the presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures—Net Operating Income.”

RISK FACTORS

An investment in our common stock involves risks. In addition to other information in this prospectus, you should carefully consider the following risks before investing in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant portion of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our portfolio of properties consists primarily of apartment communities concentrated in certain markets and any adverse developments in local economic conditions or the demand for apartment units in these markets may negatively impact our operating results.

Our portfolio of properties consists primarily of apartment communities geographically concentrated in the Southeastern United States. Alabama, Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas comprised 1.8%, 18.7%, 21.9%, 3.4%, 16.1%, 16.7% and 21.4%, respectively, of our rental revenue for the three months ended March 31, 2013. As such, we are susceptible to local economic conditions and the supply of and demand for apartment units in these markets. If there is a downturn in the economy or an oversupply of or decrease in demand for apartment units in these markets, our business could be materially adversely affected to a greater extent than if we owned a real estate portfolio that was more diversified in terms of both geography and industry focus.

Adverse economic conditions may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders.

Our operating results may be affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders. These market and economic challenges include, but are not limited to, the following:

•

any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment may result in tenant defaults under leases, vacancies at our apartment communities and concessions or reduced rental rates under new leases due to reduced demand;

•

the rate of household formation or population growth in our markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of or demand for apartment units in our markets; and

•

the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to make distributions to our stockholders could be negatively affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

We depend on residents for revenue, and vacancies, resident defaults or lease terminations may adversely affect our operations and cause the value of your investment to decline.

The success of our investments depends upon the occupancy levels, rental revenue and operating expenses of our apartment communities. Our revenues may be adversely affected by the general or local economic climate, local real estate considerations (such as oversupply of or reduced demand for apartment units), the perception by prospective residents of the safety, convenience and attractiveness of the areas in which our apartment communities are located (including the quality of local schools and other amenities) and increased operating costs (including real estate taxes and utilities).

Occupancy rates and rents at a community, including apartment communities that are newly constructed or in the lease-up phase, may fail to meet our original expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities and we may be unable to complete lease-up of a community on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues.

Vacancy rates may increase in the future and we may be unable to lease vacant units or renew expiring leases on attractive terms, or at all, and we may be required to offer reduced rental rates or other concessions to residents. Our revenues may be lower as a result of lower occupancy rates, increased turnover, reduced rental rates, increased economic concessions and potential increases in uncollectible rent. In addition, we will continue to incur expenses, including maintenance costs, insurance costs and property taxes, even though a property maintains a high vacancy rate. Our financial performance will suffer if our revenues decrease or our costs increase as a result of this trend.

The underlying value of our properties and our ability to make distributions to you will depend upon our ability to lease our available apartment units and the ability of our residents to generate enough income to pay their rents in a timely manner. Our residents’ inability to pay rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. Upon a resident default, we will attempt to remove the resident from the premises and re-lease the unit as promptly as possible. Our ability and the time required to evict a resident, however, will depend on applicable law. Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). As a result, our rental income and our cash flow are impacted by declines in market conditions more quickly than if our leases were for longer terms.

A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

Fannie Mae and Freddie Mac are a major source of financing for the multifamily residential real estate sector. We and other multifamily companies depend heavily on Fannie Mae and Freddie Mac to finance growth by purchasing or guarantying apartment loans. In February 2011, the Obama Administration released a report to Congress which included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the multifamily industry or to us in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac, or reduce their acquisitions or guarantees of multifamily residential mortgage loans, may adversely affect interest rates, capital availability and our ability to refinance our existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional multifamily apartment communities on favorable terms or at all.

If we are unable to timely complete the purchase of the certain identified apartment communities, we will have no designated use for a significant portion of the net proceeds of this offering.

We intend to use a portion of the net proceeds from this offering to purchase apartment communities identified under the heading “Use of Proceeds.” However, we cannot assure you that we will acquire any of these apartment communities because the acquisitions are subject to a variety of factors, such as the satisfaction of closing conditions and the receipt of third party consents. If we are unable to complete the purchase of the identified apartment communities, we will have no specific designated use for a significant portion of the net proceeds from this offering and investors will be unable to evaluate in advance the manner in which we invest, or the economic merits of the properties we may ultimately acquire with, the net proceeds.

If we do not complete the purchase of the apartment communities that we currently have under contract, we will have incurred substantial expenses without our stockholders realizing the expected benefits.

If we are unable to complete the purchase of our pending acquisitions or the construction properties that we have under contract, we may forfeit substantial deposits provided to the sellers under the terms of the purchase agreement. We also have incurred or expect to incur acquisitions costs in connection with these acquisitions and may incur additional acquisition costs prior to such acquisitions. Failure to complete these acquisitions may have an impact on future results of operations.

In addition to our pending acquisitions that we intend to fund in part with proceeds from this offering, we have entered into binding contracts to purchase the Estates at Wakefield and Fountains at New Bern, both of which are currently under construction, for an aggregate purchase price of $71.3 million. Each purchase contract provides for closing, subject to the satisfaction of customary closing conditions, upon completion of the property, which, in the case of the Estates at Wakefield, is expected to occur during the fourth quarter of 2013 and, in the case of Fountains at New Bern, during the third quarter of 2013. The net proceeds from this offering are not sufficient to fully finance the acquisition of these properties. We are currently seeking permanent mortgage financing for all or a part of the purchase prices of these acquisitions, and while we believe that we will have adequate financing in place by the time we are obligated to close the purchase of these properties, there can be no assurance that we will be able to obtain such financing on acceptable terms, or at all. If we are unable to complete these acquisition we could lose up to $1.5 million in earnest money, which could negatively impact our future results of operations.

If we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our stockholders.

As of December 31, 2012, the average age of our apartment communities was approximately 26 years, not accounting for renovations. While the majority of our properties have undergone substantial renovations by prior owners since they were constructed, older properties may carry certain risks including unanticipated repair costs associated with older properties, increased maintenance costs as older properties continue to age, and cost overruns due to the need for special materials and/or fixtures specific to older properties. Although we take a proactive approach to property preservation, utilizing a preventative maintenance plan, and selective improvements that mitigate the cost impact of maintaining exterior building features and aging building components, if we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs which may adversely affect our ability to make distributions to our stockholders.

Our senior management team has limited experience managing a REIT and no experience managing a publicly traded company.

Prior to our recapitalization, our senior management team had not managed a REIT, and the experience of our senior management team in managing a REIT is limited to the time since June 1, 2012. Moreover, Messrs. Baumann and Hanks have no experience managing a publicly traded company, and Mr. Lopez has no experience managing a publicly traded REIT. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC, and comply with the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the requirements of the NASDAQ, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board, or the PCAOB;

•	comply with rules promulgated by the NASDAQ;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

comply with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold stockholder advisory votes on executive compensation.

Our independent registered public accounting firm identified and reported internal control deficiencies that constituted a material weaknesses in our internal control over financial reporting. If one or more material weaknesses recur or if we fail to remediate the identified material weaknesses, and establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to the completion of this offering, we were not a public reporting company and had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal control over financial reporting. As such, our internal controls may not be sufficient to ensure that (1) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and (2) the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by individuals with financial reporting oversight roles. In the past, lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our financial statements. The lack of adequate accounting systems prevented us from capturing all transactions and related journal entries, which prevented us from preparing timely and accurate financial reporting and analysis. We and our independent registered accounting firm concluded that these control deficiencies constituted a material weakness in the internal controls over financial reporting as of December 31, 2011. Further, in connection with the review of our financial statements as of and for the period ended September 30, 2012, we and our independent registered accounting firm concluded that additional material weaknesses existed with the company’s process of: (i) identifying, tracking, evaluating, recording, disclosing and communicating to those charged with corporate governance, related party transactions; and (ii) capturing rent concessions granted to tenants as consideration for entering into lease agreements. In connection with the audit of our financial statements as of and for the year ended December 31, 2012, we and our independent registered accounting firm concluded that a material weakness still existed with the company’s process of identifying, tracking, recording and communicating related party transactions. Additionally, after issuing interim financial statements as of and for the six and nine months ended June 30, 2012 and September 30, 2012, respectively, we identified two accounting errors: (1) expenses incurred in connection with the recapitalization on June 1, 2012 that should have been recorded as expense and included in our statement of operations for the six months ended June 30, 2012 were incorrectly recorded as a direct reduction to equity in those financial statements; and (2) certain capital expenditures occurring from January 1, 2012 through September 30, 2012 were inappropriately recorded as operating expenses but should have been capitalized. We have revised and restated our previously issued financial statements as of and for the six and nine months ended June 30, 2012 and September 30, 2012, respectively. In connection with our restatement of our interim financial statements, we and our independent public registered accounting firm concluded that an additional material weakness existed with the company’s process of identifying, tracking and recording capital asset additions.

A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The control deficiencies described above, at varying degrees of severity, contributed to the material weakness in the control environment as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls and Procedures.”

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public reporting company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC after the completion of this offering. To comply with the requirements of being a public reporting company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. Further, we could be subject to legal claims by investors, regulators or others as a result of any future issuance of financial statements that subsequently have to be restated. Any such restatements could be costly and time consuming, could divert management’s attention from other business concerns and may have a material impact on our business, results of operations, and financial position.

Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the applicable certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Further, our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future. Any failure to remediate deficiencies and to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC, the securities exchange on which our securities are listed or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information. As a result, the market value of our common stock could decline and you could lose some or all of your investment.

We depend on key personnel and the loss of their full service could adversely affect us.

Our success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, Messrs. Baumann, Lopez and Hanks, whose continued service is not guaranteed, and each of whom would be difficult to replace. Prior to the completion of this offering, we will enter into employment agreements with Messrs. Baumann, Lopez and Hanks, they may nevertheless cease to provide services to us at any time. If any of our key personnel were to cease employment with us, our operating results could suffer.

Our ability to retain members of our management team or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key members of our management team or a limitation in their availability to provide their full service to us could adversely impact our financial condition and cash flows. Further, such a loss could be negatively perceived in the capital markets.

We also believe that, as we expand, our future success depends, in large part, upon our ability to hire and retain highly skilled managerial, investment, financing, operational and marketing personnel. Competition for such personnel may be intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel.

Our growth will depend upon future acquisitions of multifamily apartment communities, and we may be unable to complete acquisitions on advantageous terms or acquisitions may not perform as we expect.

Our growth will depend upon future acquisitions of multifamily apartment communities, which entails various risks, including risks that our investments may not perform as we expect. Further, we will face competition for attractive investment opportunities from other real estate investors, including local real estate investors and developers, as well as other multifamily REITs, income-oriented non-traded REITs, and private real estate fund managers, and these competitors may have greater financial resources than us and a greater ability to borrow funds to acquire properties. This competition will increase as investments in real estate become increasingly attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated. In addition, our acquisition activities pose the following risks to our ongoing operations:

•	we may not achieve the increased occupancy, cost savings and operational efficiencies projected at the time of acquiring a property;

•	management may incur significant costs and expend significant resources evaluating and negotiating potential acquisitions, including those that we subsequently are unable to complete;

•	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and operate those properties to meet our expectations;

•	we may acquire properties outside of our existing markets where we are less familiar with local economic and market conditions;

•	some properties may be worth less or may generate less revenue than, or simply not perform as well as, we believed at the time of the acquisition;

•	we may be unable to assume mortgage indebtedness with respect to properties we seek to acquire or obtain financing for acquisitions on favorable terms or at all;

•	we may forfeit earnest money deposits with respect to acquisitions we are unable to complete due to lack of financing, failure to satisfy closing conditions or certain other reasons;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties; and

•

we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination, claims by tenants, vendors or other persons against the former owners of the properties, and claims for indemnification by general partners, trustees, officers, and others indemnified by the former owners of the properties.

Our growth depends on external sources of capital that are outside of our control, which may affect our ability to take advantage of strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

In order to maintain our qualification as a REIT, we are generally required under the Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties or satisfy our debt service obligations. Further, in order to meet the REIT distribution requirements and maintain our REIT status and to avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes or the effect of non-deductible capital expenditures, the creation of reserves, certain restrictions on distributions under loan documents or required debt or amortization payments.

To the extent that capital is not available to acquire properties, profits may not be realized or their realization may be delayed, which could result in an earnings stream that is less predictable than some of our competitors and result in us not meeting our projected earnings and distributable cash flow levels in a particular reporting period. Failure to meet our projected earnings and distributable cash flow levels in a particular reporting period could have an adverse effect on our financial condition and on the market price of our common stock.

Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units or increase or maintain rents.

Our apartment communities compete with numerous housing alternatives in attracting residents, including other multifamily apartment communities and single-family rental homes, as well as owner-occupied single-family and multifamily homes. Competitive housing in a particular area and an increase in the affordability of owner-occupied single-family and multifamily homes due to, among other things, declining housing prices, mortgage interest rates and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units and increase or maintain rents. As a result, our financial condition, results of operations and cash flows could be adversely affected.

We may be subject to contingent or unknown liabilities related to properties or business that we have acquired or may acquire for which we may have limited or no recourse against the sellers.

The properties or businesses that we have acquired or may acquire, including our Operating Properties and the Land Investments, may be subject to unknown or contingent liabilities for which we have limited or no recourse against the sellers. Unknown liabilities might include liabilities for, among other things, cleanup or remediation of undisclosed environmental conditions, liabilities under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, claims of residents, vendors or other persons dealing with the entities prior to the acquisition of such property, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. Because many liabilities, including tax liabilities, may not be identified within the applicable contractual indemnification period, we may have no recourse against any of the owners from whom we acquire such properties for these liabilities. The existence of such liabilities could significantly adversely affect the value of the property subject to such liability. As a result, if a liability were asserted against us based on ownership of any of such properties, then we might have to pay substantial sums to settle it, which could adversely affect our cash flows.

The cash available for distribution to our stockholders may not be sufficient to pay distributions at expected levels, and we cannot assure you of our ability to make or increase distributions in the future.

As a REIT, we are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make or increase distributions in the future. See “Distribution Policy” for a description of our distribution policy.

There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time.

All distributions will be at the sole discretion of our board of directors and will depend upon our actual and projected financial condition, results of operations, cash flows, liquidity and funds from operations, or FFO, maintenance of our REIT qualification and such other matters as our board of directors may deem relevant from time to time. We may not be able to maintain our current distribution rate or make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, we may choose to retain operating cash flow for investment purposes, working capital reserves or other purposes, and these retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future cash distributions likely would adversely affect the market price of our common stock.

To the extent that our distributions represent a return of capital for tax purposes, stockholders could recognize an increased gain or a reduced loss upon subsequent sales of common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder to the extent those distributions do not exceed the stockholder’s adjusted tax basis in its common stock but instead will constitute a return of capital and will reduce the stockholder’s adjusted tax basis in its common stock. If distributions result in a reduction of a stockholder’s adjusted basis in such holder’s common stock, subsequent sales of such holder’s common stock potentially will result in recognition of an increased gain or reduced loss due to the reduction in such adjusted basis.

We face risks associated with land holdings and related activities.

We hold the Land Investments for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning, and developing land increase as demand for apartments, or rental rates, decrease. Real estate markets are highly uncertain and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold the Land Investments, and may in the future acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes our developing a profitable multifamily apartment community. If there are subsequent changes in the fair value of our land holdings which we determine is less than the carrying basis of our land holdings reflected in our financial statements plus estimated costs to sell, we may be required to take future impairment charges which would reduce our net income and negatively impact the per share trading price of our common stock. Moreover, we may in the future elect to sell one or more of our Land Investments if our board of directors determines that doing so is in the best interests or our stockholders. Such sales may be at less than the carrying values of such Land Investments.

Our participation in joint ventures would create additional risks as compared to direct real estate investments, and the actions of our joint venture partners could adversely affect our operations or performance.

We may purchase properties jointly with other entities, including limited partnerships and limited liability companies, some of which may be unaffiliated with us. There are additional risks involved in these types of transactions as compared to other types of real estate investments, including, but not limited to, the risks that:

•

our joint venture partner in an investment might become bankrupt, which would mean that we and any other remaining joint venture partners would bear an unexpectedly large portion of the economic responsibilities associated with the joint venture;

•	our joint venture partner may at any time have economic or business interests or goals that are or which become inconsistent with our business interests or goals;

•	our joint venture partner may take action contrary to our instructions, our policies or our objectives, including our policy with respect to maintaining our qualification as a REIT;

•	joint venture agreements may restrict our ability to transfer our joint venture interest when we desire or on advantageous terms;

•

our joint venture partner may exercise buy-sell, put-call and other similar liquidity mechanisms that could require us to fund additional capital to buy out our joint venture partner’s interests or sell our interest to our joint venture partner at a price that we would consider to be less than optimal; and

•	we may in certain circumstances be liable for the actions of our joint venture partners.

Such investments could also have the potential risk of impasses on decisions, such as a sale, because, in certain situations, neither we nor our joint venture partner may have full control over the partnership or joint venture. Disputes between us and our joint venture partner may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may owe a fiduciary obligation to our partner in a joint venture transaction, which may make it more difficult to enforce our rights. We generally will seek to maintain sufficient control of our joint venture partnerships to permit us to achieve our business objectives; however, we may not be able to do so. Any of the above risks could adversely affect our financial condition, results of operations, cash flows, ability to pay distributions, and the market price of our shares of common stock.

Failure to succeed in new markets may have adverse consequences on our performance.

We may make acquisitions outside of our existing market areas if appropriate opportunities arise. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to accurately evaluate local market conditions, to identify appropriate acquisition opportunities, to hire and retain key personnel, and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

We may become subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to litigation as a result of our recapitalization if prior investors dispute the valuation of their respective interests, the adequacy of the consideration received by them in the recapitalization or the interpretation of the agreements implementing the recapitalization. Any such litigation could detract from management’s ability to operate our business or affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Uninsured losses or losses in excess of insurance coverage could adversely affect our financial condition.

We carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all of the properties in our portfolio under a blanket insurance policy. We consider the policy specifications and insured limits to be in line with coverage customarily obtained by owners of similar properties and appropriate given the relative risk of loss and the cost of the coverage. However, our insurance coverage may not be sufficient to fully cover all of our losses. There are certain types of losses, such as lease and other contract claims, acts of war or terrorism, acts of God, and in some cases, earthquakes, hurricanes and flooding that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the damaged property, as well as the anticipated future revenue from the property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future, as the costs associated with property and casualty renewals may be higher than anticipated.

Underlying demographic characteristics and trends in our markets, which we expect will increase demand for apartments, may not result in higher rental rates and reduced vacancies.

Over the long term, we believe strong underlying demographic characteristics and trends in our markets as described in this prospectus under the section “Our Industry and Market Opportunity” will increase demand for our apartment units resulting in higher rental rates and reduced vacancies. In the event that this is not the case, our ability to effect our growth strategies could be adversely affected.

A component of our strategy is to selectively develop or redevelop properties, including our Land Investments, which could expose us to various risks associated with development activities that could adversely affect our profitability.

A component of our strategy is to selectively pursue development opportunities in our target markets, including developing our Land Investments. Primarily, we intend to develop apartment communities through unconsolidated joint ventures. To a limited extent, we may pursue development opportunities directly. Our development and redevelopment activities generally entail certain risks, including the following risks, the occurrence of which may reduce the funds available for distribution to our stockholders:

•

funds may be expended and management’s time devoted to projects that may not be completed due to a variety of factors including, without limitation, the inability to obtain necessary governmental approvals;

•	construction costs of a development project may exceed original estimates, possibly making the project economically unfeasible or the economic return on a property less than anticipated;

•	increased material and labor costs, problems with subcontractors, or other costs due to errors and omissions which occur in the development process;

•	projects may be delayed due to required governmental approvals, adverse weather conditions, labor shortages or other unforeseen complications;

•	occupancy rates and rents at a developed or redeveloped property may be less than anticipated; and

•	the operating expenses at a developed or redeveloped property may be higher than anticipated.

We may sell one or more of our Land Investments if our board of directors determines such sale is in the best interests of our stockholders, which sales could be at prices less than the carrying values of such assets.

In general, we will have greater exposure to these risks to the extent we pursue development projects directly rather than through an unconsolidated joint venture.

Short-term leases expose us to the effects of declining market conditions.

Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). Our residents can leave after the end of their lease term without any penalty. As a result, our rental revenues may be impacted by declines in market conditions more quickly than if our leases were for longer terms. Moreover, high turnover in our resident base due to short term leases could result in higher turnover expense, which could adversely affect our results of operations and cash available for distribution.

Inflation or deflation may adversely affect our financial condition and results of operations.

Increased inflation could have an adverse impact on our general and administrative expenses, as these costs could increase at a rate higher than our rental revenue. In addition, if we incur variable rate debt in the future, inflation could have a negative impact on our mortgage and debt interest. Conversely, deflation could lead to downward pressure on rents and other sources of income.

Breaches of our data security could materially harm our business and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, there can be no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

Risks Related to Our Organization and Structure

As the parent of the sole general partner of our operating partnership, we have fiduciary duties which may result in conflicts of interest in representing your interests as stockholders of our company.

Upon completion of this offering, conflicts of interest could arise in the future as a result of the relationship between us, on one hand, and our operating partnership or any partner thereof, on the other. The sole general partner of our operating partnership is our wholly owned subsidiary, Trade Street OP GP, LLC. The general partner has fiduciary duties to the other limited partners in our operating partnership under Delaware law. At the same time, our directors and officers have duties to our company under Maryland law in connection with their management of our company. Our duties as the parent of the sole general partner of our operating partnership may come in conflict with the duties of our directors and officers to our company. In the event that a conflict of interest exists between the interests of our stockholders, on one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. The limited partnership agreement expressly provides that in the event of such a determination by us, as the parent of the sole general partner of our operating partnership, we shall not be liable to our operating partnership or any of the limited partners for monetary damages for losses sustained, liabilities incurred or benefits not derived by a limited partner in connection with such a decision as long as we, in our capacity as the parent of the sole general partner, acted in good faith.

Our common stock is subordinate as to distributions and payments upon liquidation to our Class A preferred stock, and quarterly distributions in respect of common units of the operating partnership are subordinate to declaration and payment of quarterly distributions in respect of Class B contingent units of the operating partnership.

The rights of the holders of shares of our Class A preferred stock rank senior to the rights of the holders of shares of our common stock as to distributions and payments upon liquidation. Unless full cumulative distributions on our shares of Class A preferred stock for all past distribution periods have been declared and paid (or set apart for payment), we will not declare and pay or set apart for payment distributions with respect to any shares of our common stock for any period. In addition, no distributions in respect of common units of the operating partnership may be paid until cumulative distributions in respect of Class A preferred units and non-cumulative quarterly distributions in respect of Class B contingent units of the operating partnership shall have been paid or reserved by the operating partnership. These provisions may limit our ability to pay distributions on our common stock. Upon liquidation, dissolution or winding up of our company (but excluding a merger, change of control, sale of substantially all assets or bankruptcy of our company, upon the occurrence of any of which all shares of Class A preferred stock will be automatically converted), the holders of shares of our Class A preferred stock are entitled to receive a liquidation preference of $100 per share, subject to a downward adjustment upon certain events (an aggregate liquidation preference of $27.3 million), plus all accrued but unpaid distributions, prior and in preference to any distribution to the holders of shares of our common stock or any other class of our equity securities. Additionally, due to our UPREIT structure, our ability to make distributions is dependent upon our receipt of distributions from our operating partnership in accordance with our ownership of common units of our operating partnership. See “—Because of our UPREIT structure, we depend on our operating partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating partnership and its subsidiaries.” for further discussion of our UPREIT structure.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

Our charter contains a 9.8% ownership limit. Our charter, subject to certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to limit any person to beneficial or constructive ownership of no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our capital stock or the outstanding shares of our common stock. Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership of more than 9.8% of the value or number of the outstanding shares of our capital stock or the outstanding shares of our common stock could jeopardize our status as a REIT. The ownership limit contained in our charter and the restrictions on ownership of our stock may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Description of Stock—Restrictions on Ownership and Transfer.”

Our board of directors may create and issue additional classes or series of preferred stock without stockholder approval. Our board of directors is empowered under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue, to designate and issue from time to time one or more classes or series of preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock without stockholder approval. Our board of directors may determine the preferences conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of any class or series of preferred stock issued. As a result, subject to the rights of holders of our Class A preferred stock, we may issue preferred stock with preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of preferred stock could also have the effect of delaying or preventing a change of control transaction that might otherwise be in the best interests of our stockholders.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us. Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on our operating partnership units;

•	the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Certain provisions of Maryland law could inhibit changes in control. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special appraisal rights and supermajority stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our board of directors and provided that the business combination is first approved by our board of directors (including a majority of disinterested directors), and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. Our board of directors may by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL and we may by amendment to our bylaws opt in to the control share provisions of the MGCL in the future.

Additionally, Title 8, Subtitle 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors, without stockholder approval and regardless of what is currently provided in its charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following without stockholder approval:

•

amend or revise at any time and from time to time our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations;

•	amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;

•

within the limits provided in our charter, prevent the ownership, transfer and/or accumulation of shares in order to preserve our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;

•	issue additional shares, which could dilute the ownership of our then-current stockholders;

•	amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series;

•

classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of shares and set the preferences, rights and other terms of such classified or reclassified shares;

•	employ and compensate affiliates;

•	direct our resources toward investments that fail to ultimately appreciate over time;

•	offer purchase money financing in connection with the sale of properties or make loans to joint-development projects in which we may participate in the future; and

•	determine that it is no longer in our best interests to maintain our qualification as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. Finally, we have entered into agreements with our directors and officers pursuant to which we have agreed to indemnify them to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Because of our UPREIT structure, we depend on our operating partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating partnership and its subsidiaries.

We are an umbrella partnership REIT, referred to as an UPREIT, and conduct substantially all of our operations through our operating partnership. We do not have, apart from our ownership of our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any distributions we might declare on our common stock. We will also rely on distributions from our operating partnership to meet our debt service and other obligations, including our obligations to make distributions required to maintain our REIT qualification. The ability of subsidiaries of our operating partnership to make distributions to the operating partnership, and the ability of our operating partnership to make distributions to us in turn, will depend on their operating results and on the terms of any loans that encumber the properties owned by them. Such loans may contain lockbox arrangements, reserve requirements, financial covenants and other provisions that restrict the distribution of funds. In the event of a default under these loans, the defaulting subsidiary would be prohibited from distributing cash. As a result, a default under any of these loans by the borrower subsidiaries could cause us to have insufficient cash to make distributions on our common stock required to maintain our REIT qualification. In addition, because we are a holding company, your claim as a stockholder will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claim as a stockholder only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

We may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Associated with Real Estate

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

•

changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

•	fluctuations in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all;

•	the inability of residents to pay rent;

•

the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record;

•	increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

•	weather conditions that may increase or decrease energy costs and other weather-related expenses;

•	civil unrest, acts of God, including earthquakes, floods, hurricanes and other natural disasters, which may result in uninsured losses, and acts of war or terrorism;

•	oversupply of multifamily housing or a reduction in demand for real estate in the markets in which our properties are located;

•	a favorable interest rate environment that may result in a significant number of potential residents of our multifamily apartment communities deciding to purchase homes instead of renting;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

The illiquidity of real estate investments may significantly impede our ability to respond to changes in economic or market conditions, which could adversely affect our results of operations or financial condition.

Real estate investments are relatively illiquid generally, and may become even more illiquid during periods of economic downturn. As a result, we may not be able to sell a property or properties quickly or on favorable terms in response to changes in the economy or other conditions when it otherwise may be prudent to do so. This inability to respond quickly to changes in the performance of our properties could adversely affect our results of operations if we cannot sell an unprofitable property. Our financial condition could also be adversely affected if we were, for example, unable to sell one or more of our properties in order to meet our debt obligations upon maturity. In addition, as a result of the 100% prohibited transactions tax applicable to REITs, we intend to hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Mortgage financing on a property may also prohibit prepayment and/or impose a prepayment penalty upon the sale of a mortgaged property, which may decrease the proceeds from a sale or refinancing or make the sale or refinancing impractical. Therefore, we may be unable to vary our portfolio promptly in response to economic, market or other conditions, which could adversely affect our results of operations and financial position.

We are subject to significant regulations, which could adversely affect our results of operations through increased costs and/or an inability to pursue business opportunities.

Local zoning and use laws, environmental statutes and other governmental requirements may restrict or increase the costs of our development, expansion, renovation and reconstruction activities and thus may prevent or delay us from taking advantage of business opportunities. Failure to comply with these requirements could result in the imposition of fines, awards to private litigants of damages against us, substantial litigation costs and substantial costs of remediation or compliance. In addition, we cannot predict what requirements may be enacted in the future or that such requirements will not increase our costs of regulatory compliance or prohibit us from pursuing business opportunities that could be profitable to us, which could adversely affect our results of operations.

The costs of compliance with environmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Examples of federal laws include: the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. Such hazardous substances could be released into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

In addition, if any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us.

Property values may also be affected by the proximity of such properties to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields, or EMFs, to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines and other states have required transmission facilities to measure for levels of EMFs. On occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines may be considered both when property values are determined to obtain financing and in condemnation proceedings. We may not, in certain circumstances, search for electric transmission lines near our properties, but are aware of the potential exposure to damage claims by persons exposed to EMFs.

The cost of defending against such claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

We cannot assure you that properties which we acquire will not have any material environmental conditions, liabilities or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we own.

Costs associated with addressing indoor air quality issues, moisture infiltration and resulting mold remediation may be costly.

As a general matter, concern about indoor exposure to mold or other air contaminants has been increasing as such exposure has been alleged to have a variety of adverse effects on health. As a result, there have been a number of lawsuits in our industry against owners and managers of apartment communities relating to indoor air quality, moisture infiltration and resulting mold. Some of our properties may contain microbial matter such as mold and mildew. The terms of our property and general liability policies generally exclude certain mold-related claims. Should an uninsured loss arise against us, we would be required to use our funds to resolve the issue, including litigation costs. We make no assurance that liabilities resulting from indoor air quality, moisture infiltration and the presence of or exposure to mold will not have a future impact on our business, results of operations and financial condition.

As the owner or operator of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our properties.

Some of our properties may contain asbestos-containing materials. Environmental laws typically require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come in contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, third parties may be entitled to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, many insurance carriers are excluding asbestos-related claims from standard policies, pricing asbestos endorsements at prohibitively high rates or adding significant restrictions to this coverage. Because of our inability to obtain specialized coverage at rates that correspond to the perceived level of risk, we may not obtain insurance for asbestos-related claims. We will continue to evaluate the availability and cost of additional insurance coverage from the insurance market. If we decide in the future to purchase insurance for asbestos, the cost could have a negative impact on our results of operations.

Compliance or failure to comply with the Americans with Disabilities Act of 1990 and Fair Housing Amendment Act of 1988 could result in substantial costs.

Under the Americans with Disabilities Act of 1990, as amended, or the ADA, and the Fair Housing Amendment Act of 1988, or the FHAA, and various state and local laws, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with these requirements could involve removal of structural barriers from certain disabled persons’ entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such means of access. Noncompliance with the ADA, the FHAA or related laws or regulations could result in the imposition of fines by government authorities, awards to private litigants of damages against us, substantial litigation costs and the incurrence of additional costs associated with bringing the properties into compliance, any of which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Debt Financings

Dislocations in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

If credit markets continue to be constrained, our ability to borrow to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. Also, if the values of our properties decline we may be unable to refinance all of our debt as it matures. As of December 31, 2012, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, our outstanding indebtedness was $216.2 million with maturity dates ranging from May 2013 to April 2023. All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

Our debt obligations outstanding upon completion of this offering will reduce our cash available for distribution and may expose us to the risk of default.

Our charter does not contain any limitation on the amount or percentage of indebtedness we may incur. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our financing agreements could have significant adverse consequences on us, including the following:

•	our cash flow may be insufficient to meet our debt service requirements and repay our debt, operate our properties, make distributions to our stockholders and successfully execute our growth strategy;

•	we may be unable to borrow additional funds on favorable terms, or at all, when needed, including to fund acquisitions or make distributions required to maintain our qualification as a REIT;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•

we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and/or take control of our properties that secure their loans and collect rents and other property income; and

•	our default under any future loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Higher levels of debt or increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We expect that we will incur additional indebtedness in the future. Interest we pay reduces our cash available for distributions. In addition, if we incur variable rate debt in the future, increases in interest rates could raise our interest costs, which would reduce our cash flows and our ability to make distributions to you. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected, and we may lose the property securing such indebtedness. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

Our board of directors may change our financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our charter and bylaws contain no limitations on the amount or percentage of indebtedness that we may incur. Our board of directors could alter the balance between our total outstanding indebtedness and the value of our portfolio or our market capitalization at any time. If we become more leveraged in the future, the resulting increase in debt service requirements could materially and adversely affect us.

Our secured revolving credit facility restricts our ability to engage in some business activities, including our ability to incur additional indebtedness, make capital expenditures and make certain investments, which could adversely affect our financial condition, results of operations and cash flow and the trading price of our common stock.

Our secured revolving credit facility contains customary negative covenants and other financial and operating covenants that, among other things:

•	restrict our ability to incur additional indebtedness;

•	restrict our ability to incur additional liens;

•	restrict our ability to make certain investments;

•	restrict our ability to merge with another company;

•	restrict our ability to make distributions to stockholders in excess of 95% of FFO; and

•	require us to satisfy minimum financial coverage ratios, minimum tangible net worth requirements and maximum leverage ratios.

These limitations will restrict our ability to engage in some business activities, which could adversely affect our financial condition, results of operations and cash flow and the trading price of our common stock. In addition, it will constitute an event of default under the credit facility if we default on any of our indebtedness that equals or exceeds $10.0 million for non-recourse debt or $5.0 million for recourse debt, including any indebtedness we have guaranteed. These cross-default provisions may require us to repay or restructure the facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected.

There is refinancing risk associated with our debt.

Certain of our outstanding debt contains, and we may in the future acquire or finance properties with debt containing, limited principal amortization, which would require that the principal be repaid at the maturity of the loan in a so-called “balloon payment.” As of December 31, 2012, the financing arrangements for approximately $189.3 million of our outstanding pro forma indebtedness could require us to make lump-sum or “balloon” payments at maturity dates that range from May 31, 2013 to July 31, 2023 (including a $26.4 million mortgage loan on The Pointe at Canyon Ridge which matures on May 31, 2013). At the maturity of these loans, assuming we do not have sufficient funds to repay the debt, we will need to refinance the debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. In addition, for certain loans, we locked in our fixed-rate debt at a point in time when we were able to obtain favorable interest rate, principal payments and other terms. When we refinance our debt, prevailing interest rates and other factors may result in paying a greater amount of debt service, which will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more properties at disadvantageous terms, including unattractive prices, or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

We were required to become a co-guarantor (and, with respect to certain properties, a co-environmental indemnitor) on certain outstanding mortgage indebtedness related to our properties in connection with our recapitalization, which, in the event of certain prohibited actions, could trigger partial or full recourse to our company.

In connection with our recapitalization, as a condition to closing, we, along with our operating partnership, were required to become co-guarantors (and, with respect to certain properties, co-environmental indemnitors) on certain outstanding mortgage indebtedness related to our properties in order to replace, and cause the release of, the Trade Street Funds as the guarantors and indemnitors under the existing guarantees and environmental indemnity agreements, as applicable. Our position as a co-guarantor and co-indemnitor with respect to our properties could result in partial or full recourse liability to us or our operating partnership in the event of the occurrence of certain prohibited acts set forth in such agreements.

Some of our outstanding mortgage indebtedness contains, and we may in the future acquire or finance properties with, lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of lenders. Some of our outstanding mortgage indebtedness is, and we expect that many of our properties will be, subject to lock-out provisions. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties when we may desire to do so. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of our shares relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance or refinance our properties, which could reduce the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. In addition, we run the risk of being unable to refinance mortgage debt when the loans come due or of being unable to refinance such debt on favorable terms. If interest rates are higher when we refinance such debt, our income could be reduced. We may be unable to refinance such debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us or could result in the foreclosure of such properties. If any of these events occur, our cash flows would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Some of our mortgage loans have “due on sale” provisions.

Some of our outstanding mortgage indebtedness currently does contain, and we may in the future finance our property acquisitions using financing with, “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan.

These clauses may cause the maturity date of such mortgage loans to be accelerated and such financing to become due. In such event, we may be required to sell our properties on an all-cash basis, to acquire new financing in connection with the sale, or to provide seller financing. It is not our intent to provide seller financing, although it may be necessary or advisable for us to do so in order to facilitate the sale of a property. It is unknown whether the holders of mortgages encumbering our properties will require such acceleration or whether other mortgage financing will be available. Such factors will depend on the mortgage market and on financial and economic conditions existing at the time of such sale or refinancing.

Hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

In the future we may use various derivative financial instruments to provide a level of protection against interest rate risks. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such agreements are not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT gross income tests under the Code. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that any future hedging strategy and the derivatives that we may use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Risks Related to this Offering

The purchase price per share of our common stock may not accurately reflect the future value of our company.

The purchase price per share of our common stock offered pursuant to this prospectus reflects the result of negotiations between us and the representative of the underwriters. The purchase price may not accurately reflect the future value of our company, and the offering price may not be realized upon any subsequent disposition of the shares.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of liquidating and nonliquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including shares of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock, if issued in addition to the Class A preferred stock already issued, could have a preferences on liquidating and nonliquidating distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The number of shares of our common stock available for future sale, including those issued in connection with the recapitalization, could adversely affect the market price of our common stock, and future sales by us of shares of our common stock may be dilutive to existing stockholders.

Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of common units of our operating partnership, conversion of any Class A preferred stock or exercise of any warrants or options, or the perception that such sales might occur could adversely affect the market price of our common stock. The exchange of common units for common stock, the exercise of any stock options or the vesting of any securities granted under our Equity Incentive Plan, the issuance of our common stock or common units in connection with property, portfolio or business acquisitions and other issuances of our common stock or common units could have an adverse effect on the market price of the shares of our common stock. The existence of shares of our common stock reserved for issuance as restricted shares or upon exchange of common units or exercise of any options may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales by us of our common stock may be dilutive to existing stockholders.

Lock-up agreements may not limit the number of shares of common stock that will be available for sale into the market, which could reduce the market price for our common stock.

Our executive officers and our directors and certain of our stockholders have agreed to enter into lock-up agreements that, subject to exceptions, prohibit them from selling, pledging, transferring or otherwise disposing of our common stock or securities convertible into our common stock for a period of 180 days after the date of this prospectus. The representative of the underwriters may, in its discretion, release all or any portion of the common stock subject to the lock-up agreements with these persons at any time without notice or stockholder approval. If the restrictions under the lock-up agreements are waived or terminated, additional shares of common stock, including securities convertible into our common stock, will be available for sale into the market, subject only to applicable securities rules and regulations and, in some cases, vesting requirements, which could reduce the market price for our common stock. See “Principal Stockholders” for the ownership of our securities by our executive officers and directors.

Our common stock currently trades at a low average daily volume and broad market fluctuations could negatively impact the market price of our stock.

Currently, our common stock trades on the OTC Pink market. Prior to this offering, our common stock traded infrequently and there was little or no public market for our common stock. We have applied to list our common stock on the NASDAQ under the symbol “TSRE.” We cannot assure you that our listing application will be accepted or that, if accepted, an active trading market on the NASDAQ for our common stock will develop after the offering or, if one does develop, that it will be sustained.

Even if an active trading market develops, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our operations or earnings estimates or publication of research reports about us or the industry;

•	changes in market valuations of similar companies;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	future offerings of debt or equity securities;

•	speculation in the press or investment community; and

•	general market and economic conditions.

In addition, the stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours, which fluctuations may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

Differences between our net tangible book value per share and the price paid by investors in this offering for our common stock could result in an immediate and material dilution in the book value of our common stock.

As of December 31, 2012, our net tangible book value per share was approximately $7.82, after giving effect to the reverse stock split. The pro forma net tangible book value per share after this offering will be $12.84, assuming a public offering price of $12.00, which is the midpoint of the price range set forth on the front cover of this prospectus. As a result, purchasers of common stock in this offering will not experience immediate dilution in the net tangible book value per share of our common stock. If, however, shares of our common stock are ultimately issued at a public offering price of more than $14.00, purchasers of our common stock in this offering will experience immediate dilution in the pro forma net tangible book value per share of our common stock.

Increases in market interest rates may result in a decrease in the value of our common stock.

One of the factors that will influence the price of our common stock will be the distribution yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher distribution yield and, if we are unable to pay such yield, the market price of our common stock could decrease.

The market price of our common stock could be adversely affected by our level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with accounting standards newly issued or revised after April 5, 2012, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will become subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared and we may not be able to accurately report our financial results.

Following this offering, we will become subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404(a) of the Sarbanes-Oxley Act. Section 404(a) requires annual management assessments of the effectiveness of our internal controls over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b). We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Related to Qualification and Operation as a REIT

If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders would be adversely impacted.

We intend to continue to be organized and to operate so as to maintain our qualification as a REIT under the Code. A REIT generally is not subject to corporate income tax on income it currently distributes to its stockholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to maintain our qualification as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws, possibly with retroactive effect, with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to maintain our qualification as a REIT, we would face serious tax consequences that would substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income;

•	we would be subject to federal income tax at regular corporate rates and could be subject to the federal alternative minimum tax and increased state and local taxes; and

•

unless we are entitled to relief under certain statutory provisions under the Code, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to maintain our qualification as a REIT.

In addition, if we were to fail to maintain our qualification as a REIT, our cash available for stockholder distributions would be reduced, and we would no longer be required to make distributions. As a result of these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, force us to borrow additional funds or sell assets to pay corporate tax obligations and adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material federal income tax consequences relating to us and investments in our common stock.

Even if we maintain our qualification as a REIT, we may be subject to other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on net income from certain “prohibited transactions,” tax on income from certain activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Also, our subsidiaries that are taxable REIT subsidiaries will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease our earnings and our cash available for distributions to stockholders.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy requirements concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forgo investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, we may be required to liquidate otherwise attractive investments, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source-of-income or asset diversification requirements. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our ability to acquire, and, in certain cases, maintain ownership of certain attractive investments.

We may need to incur additional borrowings or issue additional securities to meet the REIT minimum distribution requirement and to avoid excise tax.

In order to maintain our qualification as a REIT, we are required to distribute to our stockholders at least 90% of our annual real estate investment trust taxable income (excluding any net capital gain and before application of the dividends paid deduction). To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years. Although we intend to pay dividends to our stockholders in a manner that allows us to meet the 90% distribution requirement and avoid this 4% excise tax, we cannot assure you that we will always be able to do so.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s taxable income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although the Code provides a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a taxable REIT subsidiary.

We may make distributions consisting of both stock and cash, in which case stockholders may be required to pay income taxes in excess of the cash distributions they receive.

We may make distributions that are paid in cash and stock at the election of each stockholder and may distribute other forms of taxable stock dividends. Taxable stockholders receiving such distributions will be required to include the full amount of the distributions as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash received. If a stockholder sells the stock that it receives in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to taxable dividends, including taxable dividends that are paid in stock. In addition, if a significant number of our stockholders decide to sell their shares in order to pay taxes owed with respect to taxable stock dividends, it may put downward pressure on the trading price of our stock.

We generally will not be able to use net operating losses incurred during periods prior to the recapitalization.

We incurred substantial net operating losses during periods prior to the date of the recapitalization. Because we have experienced multiple recent “ownership changes” for U.S. federal income tax purposes, our ability to utilize such net operating losses will be severely limited. Accordingly, we generally will not be able to use net operating losses incurred prior to the recapitalization to offset REIT taxable income earned subsequent to the recapitalization.

Our ownership of taxable REIT subsidiaries will be subject to limitations, and our transactions with taxable REIT subsidiaries will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. In addition, the Code limits the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We intend to monitor the value of our investment in our taxable REIT subsidiaries for the purpose of ensuring compliance with taxable REIT subsidiary ownership limitations and intend to structure our transactions with our taxable REIT subsidiary on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% taxable REIT subsidiary securities limitation or to avoid application of the 100% excise tax.

If our operating partnership were classified as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes under the Code, we would cease to maintain our qualification as a REIT and would suffer other adverse tax consequences.

We intend for our operating partnership to be treated as a partnership for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our operating partnership as a partnership, however, our operating partnership generally would be taxable as a corporation. In such event, we likely would fail to maintain our status as a REIT for U.S. federal income tax purposes, and the resulting corporate income tax burden would reduce the amount of distributions that our operating partnership could make to us. This would substantially reduce the cash available to pay distributions to our stockholders. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership and is not otherwise disregarded for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our REIT qualification.

You may be restricted from acquiring or transferring certain amounts of our common stock.

Certain provisions of the Code and the stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities. In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our stock.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of ownership limits would result in our failing to maintain our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to maintain our qualification as a REIT.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to maintain our qualification as a REIT. If we cease to maintain our qualification as a REIT, we would become subject to U.S. federal income tax on our taxable income without the benefit of the dividends paid deduction and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Because we are classified as a pension-held REIT, stockholders that are pension or profit-sharing trusts may be required to treat a percentage of any distributions received from us as “unrelated business taxable income.”

We currently are classified as a “pension-held REIT,” and we anticipate that we will continue to be so classified upon the completion of this offering. Consequently, qualified employee pension or profit-sharing trusts that own more than 10% of the value of our stock may be required to treat a percentage of any distributions received from us as “unrelated business taxable income.” See “Material U.S. Federal Income Tax Considerations—Taxation of Tax-Exempt Stockholders.” Prospective stockholders that are pension or profit-sharing trusts should consult their own tax advisors regarding the effect of our status as a “pension-held REIT.”

Dividends paid by REITs generally do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” paid to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends paid by REITs, however, generally are not eligible for the reduced rates. Although the tax rates applicable to qualified dividends do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The provisions of the Code applicable to REITs substantially limit our ability to hedge our liabilities. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the gross income requirements applicable to REITs. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through taxable REIT subsidiaries. This could increase the cost of our hedging activities because any taxable REIT subsidiary that we may form would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in taxable REIT subsidiaries will generally not provide any tax benefit, except for being carried forward against future taxable income in the taxable REIT subsidiaries.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws applicable to REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the federal income tax laws, regulations or administrative interpretations.

ERISA Risks

If you fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our common stock, you could be subject to criminal and civil penalties.

Fiduciaries of employee benefit plans subject to ERISA should take into account their fiduciary responsibilities in connection with a decision to invest in our common stock. If such fiduciaries breach their responsibilities, including (among other things) the responsibility to act prudently, to diversify the plan’s assets, and to follow plan documents and investment policies, they may be held liable for plan losses and may be subject to civil or criminal penalties and excise taxes. Similar consequences may result if a plan’s investment in shares of our stock constitutes a so-called “prohibited transaction” under ERISA. Plans or arrangements that are not subject to ERISA, such as individual retirement accounts, may be subject to Section 4975 of the Code, which contains similar prohibited transaction rules.

Although it is intended that our underlying assets and our operating partnership’s underlying assets will not constitute “plan assets” of ERISA plans within the meaning of Department of Labor regulations and Section 3(42) of ERISA, there can be no assurance in this regard. If our assets or our operating partnership’s assets constitute plan assets under ERISA, certain transactions in which we might normally engage could constitute prohibited transactions under ERISA or the Code. If our assets or our operating partnership’s assets are plan assets, our managers may be fiduciaries under ERISA.

Governmental employee benefit plans and certain church plans are exempt from ERISA, but these plans may be subject to federal, state or local laws that are similar to the ERISA laws and regulations discussed above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. You can identify forward-looking statements by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. Our forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by our forward-looking statements are reasonable, we can give no assurance that our plans, intentions, expectations, strategies or prospects will be attained or achieved and you should not place undue reliance on these forward-looking statements. Furthermore, actual results may differ materially from those described in the forward-looking statements and may be affected by a variety of risks and factors including, without limitation:

•

the factors included in this prospectus, including those set forth under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties;”

•	the competitive environment in which we operate;

•	real estate risks, including fluctuations in real estate values and the general economic climate in local markets and competition for tenants in such markets;

•	decreased rental rates or increasing vacancy rates;

•	our ability to lease units in apartment communities that are newly constructed;

•	potential defaults on or non-renewal of leases by tenants;

•	potential bankruptcy or insolvency of tenants;

•	our ability to obtain financing for and complete acquisitions under contract;

•	acquisition risks, including failure of such acquisitions to perform in accordance with projections;

•	the timing of acquisitions and dispositions;

•	potential natural disasters such as hurricanes;

•	national, international, regional and local economic conditions;

•	our ability to continue to pay distributions at our quarterly and annual dividend rate set forth in this prospectus;

•	the general level of interest rates;

•

potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or tax laws, and potential increases in real property tax rates;

•

financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;

•	lack of or insufficient amounts of insurance;

•	our ability to maintain our qualification as a REIT;

•	litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and

•

possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us or a subsidiary owned by us or acquired by us.

Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully read the section entitled “Risk Factors” in this prospectus. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $68.0 million (or approximately $78.5 million if the underwriters exercise their over-allotment option in full), assuming a public offering price of $12.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $3.3 million, of which $2.1 remains unpaid. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of our operating partnership.

We intend to use the net proceeds of this offering as follows:

•	approximately $12.4 million to repurchase equity interests from our joint venture partners pursuant to the governing documents of such subsidiaries, as set forth in the table below:

Property	Amount to be Paid
Terraces at River Oaks(1)	$2,250,000
Park at Fox Trails(1)	2,250,000
Merce(1)	1,507,500
Beckanna on Glenwood(1) The Estates at Perimeter(2)	1,650,000 4,741,000

Total	$12,398,500

(1)	An unaffiliated entity owns membership interests in the special purpose entity owning the named property, which membership interests entitle it to a maximum return on its investment, plus an 18% per annum return thereon. On June 1, 2012, our property owning subsidiaries for each respective property entered into an agreement with the noncontrolling interest holder of each such subsidiary for the purchase of the noncontrolling interest for total consideration of approximately $7.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Redemption of Noncontrolling Interests.”

(2)	An unaffiliated entity owns a 50% membership interest in the special purpose entity owning the named property. On April 3, 2013, we entered into a binding contract with such unaffiliated entity to purchase such membership interest, which we intend to fund with proceeds from this offering.

•	approximately $39.7 million to fund pending acquisitions as follows:

Property	Purchase Price	Committed Financing		Offering Proceeds to be Used
Woodfield Creekstone(1)	$35,800,000	$23,250,000	(2)	$12,550,000
Woodfield St. James(1)	27,150,000	—		27,150,000

Total	$62,950,000	$23,250,000		$39,700,000

(1)	For more information, see “Prospectus Summary — Recent Developments — Pending Acquisitions.”
(2)	We have received a lender commitment for mortgage financing to partially finance the acquisition of this property with a 10-year term and a fixed interest rate of 3.88%. Payments will be interest only for the first three years, with principal and interest payments based on a 30-year amortization thereafter.

•

the remainder of the net proceeds to be used for general corporate and working capital purposes, which may include future acquisitions, the repayment of indebtedness and the funding of capital improvements at our apartment communities.

If the underwriters exercise their over-allotment option in full, we expect to use the additional $10.5 million of net proceeds to fund future acquisitions and for general corporate purposes.

Pending application of cash proceeds, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money-market accounts or checking accounts, which are consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. These initial investments are expected to provide a lower net return than we will seek to achieve from investments in our properties.

DISTRIBUTION POLICY

On December 14, 2012, we declared a dividend for the third quarter of 2012, of $0.07605 per share, which was paid on December 31, 2012 to stockholders of record as of December 26, 2012. On January 25, 2013, we declared a dividend for the fourth quarter of 2012, of $0.0855 per share, which was paid on March 15, 2013 to stockholders of record on February 5, 2013. On April 15, 2013, we declared a dividend for the first quarter of 2013 of $0.0855 per share, payable on May 31, 2013 to stockholders of record on April 25, 2013. Purchasers of common stock in this offering will not be paid the dividend for the first quarter of 2013. On April 22, 2013, we declared a dividend for the second quarter of 2013 of $0.1575 per share, payable on July 12, 2013 to stockholders of record on June 14, 2013, including purchasers of common stock in this offering. Our board of directors has not yet determined the rate for our future dividends. We intend to continue to pay quarterly dividends so as to satisfy the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income or excise taxes. All dividends will be determined by our board of directors in its sole discretion out of funds legally available therefor and will be based on a variety of factors including our operating results and financial condition, internal cash flow projections, the requirements of Maryland law, requirements for qualification as a REIT for U.S. federal income tax purposes and such other factors as our board of directors deems to be relevant.

We intend to maintain our qualification as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT distribute at least 90% of its annual adjusted REIT taxable income each taxable year, determined without regard to the deduction for dividends paid and excluding any net capital gain.

To satisfy the requirements for qualification as a REIT and avoid payment of federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our net income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for debt repayments, existing or future share repurchase, and selective acquisitions of new properties, (iv) the timing of significant re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (v) our ability to continue to access additional sources of capital, (vi) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements.

We cannot assure you that we will generate sufficient cash flows to make distributions to our stockholders or that we will be able to sustain those distributions. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. In addition, while we have no intention to do so, prior to the time we have fully invested the net proceeds of this offering, we may fund our quarterly distributions out of the net proceeds of this offering, which could adversely impact our results of operations. Our distribution policy enables us to review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Feldman did not declare or pay any distributions in 2011. The table below sets forth the quarterly distributions paid per share to our stockholders since our recapitalization in June 2012. The amounts represented in the table have been adjusted for the 1-for-150 reverse stock split of shares of our common stock that was effected on January 17, 2013.

2012	Distributions Per Share of Common Stock/Common Unit
Third Quarter	$0.07605
Fourth Quarter	$0.08550

2013
First Quarter	$0.08550
Second Quarter	$0.1575

MARKET FOR COMMON STOCK

Our common stock has traded on the OTC Pink market since July 2008. The following table sets forth the quarterly high, low, and closing prices per share of our common stock reported on the OTC Pink market for the periods indicated. Our common stock trades sporadically, generally experiences low trading volume and does not trade every day, accordingly the prices included in the tables below may not be indicative of the prices at which our common stock could be expected to trade upon listing on a national securities exchange.

	High	Low	Close
2010:
First Quarter	$0.11	$0.07	$0.09
Second Quarter	$0.10	$0.08	$0.08
Third Quarter	$0.08	$0.04	$0.05
Fourth Quarter	$0.07	$0.03	$0.06
2011:
First Quarter	$0.08	$0.05	$0.08
Second Quarter	$0.12	$0.05	$0.10
Third Quarter	$0.19	$0.06	$0.12
Fourth Quarter	$0.18	$0.06	$0.06
2012:
First Quarter	$0.16	$0.04	$0.10
Second Quarter	$0.25	$0.06	$0.07
Third Quarter	$0.15	$0.06	$0.09
Fourth Quarter	$0.13	$0.06	$0.08
2013:
First Quarter (through January 25, 2013)(1)	$0.11	$0.08	$0.11

(1)	The 1-for-150 reverse stock split, effective on January 17, 2013, was announced and became effective on the OTC Pink market on January 25, 2013. All trading after January 25, 2013 reflects the reverse stock split.

The following table sets forth the quarterly high, low, and closing prices per share of our common stock reported on the OTC Pink market as adjusted to reflect the 1-for-150 reverse stock split that was effected on January 17, 2013.

	High	Low	Close
2010:
First Quarter	$16.50	$10.50	$13.50
Second Quarter	$15.00	$12.00	$12.00
Third Quarter	$12.00	$6.00	$7.50
Fourth Quarter	$10.50	$4.50	$9.00
2011:
First Quarter	$12.00	$7.50	$12.00
Second Quarter	$18.00	$7.50	$15.00
Third Quarter	$28.50	$9.00	$18.00
Fourth Quarter	$27.00	$9.00	$9.00
2012:
First Quarter	$24.00	$6.00	$15.00
Second Quarter	$37.50	$9.00	$10.50
Third Quarter	$22.50	$9.00	$13.50
Fourth Quarter	$19.50	$9.00	$12.00
2013:
First Quarter	$20.00	$12.00	$17.00
Second Quarter (through April 19, 2013)	$17.00	$16.00	$16.00

On April 8, 2013, the most recent day on which our shares traded on the OTC Pink market, the closing price of our common stock reported on the OTC Pink market was $16.00 per share, and there were approximately 60 stockholders of record.

DILUTION

Purchasers of our common stock in this offering will not experience immediate dilution in the net tangible book value per share of our common stock from the assumed public offering price of $12.00, which is the midpoint of the price range set forth on the front cover of this prospectus. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds” and the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2012 attributable to common stockholders, would have been $144.3 million, or $12.84 per share of our common stock after giving effect to the reverse stock split. The following table illustrates the anti-dilutive effect of the offering:

Assumed public offering price per share		$12.00
Net tangible book value per share before this offering(1)	$7.82
Increase in pro forma net tangible book value per share attributable to this offering(2)	$5.02

Pro forma net tangible book value per share after this offering(3)		$12.84

Dilution in pro forma net tangible book value per share to new investors(4)		$(0.84)

(1)	Our net tangible book value as of December 31, 2012 is computed as stockholders’ equity attributable to common stockholders less identified intangible assets (in place leases and deferred financing costs net of the unfavorable ground lease obligation). Net tangible book value per share of our common stock before this offering is determined by dividing our net tangible book value as of December 31, 2012 by the number of shares of our common stock held by continuing investors after giving effect to the reverse stock split. The number of shares of our common stock held by continuing investors after giving effect to the reverse stock split includes (i) 251,563 shares of restricted common stock estimated to be issued to certain of our officers and employees, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus), and (ii) 17,500 shares of our common stock estimated to be issued to our non-employee directors as their 2013 annual retainer, assuming the same offering price as the shares of restricted stock. Excludes: (i) 139,215 shares of our common stock that may be issued upon the exercise of warrants issued by us in the recapitalization; (ii) an unknown number of shares of our common stock into which 309,130 shares of our Class A preferred stock may be converted at such time and as described under “Description of Stock—Preferred Stock”; and (iii) an unknown number of shares of our common stock that may be issued upon redemption of common units into which 210,915 Class B contingent units may be converted as described under “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units—Class B Contingent Units” and—“Common Units.”
(2)	This amount is calculated after deducting underwriting discounts and commissions and estimated offering expenses.
(3)	Based on pro forma net tangible book value per share of approximately $144.3 million divided by the sum of 11,236,438 shares of our common stock to be outstanding after this offering.
(4)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after this offering from the public offering price paid by a new investor for a share of our common stock. If shares of our common stock are ultimately issued at a public offering price of more than $14.00, purchasers of our common stock in this offering will experience immediate dilution in the pro forma net tangible book value per share of our common stock.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2012, the total number of shares of our common stock owned by existing stockholders after giving effect to the reverse stock split and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders after giving effect to the reverse stock split and to be paid by new investors in this offering at an assumed public offering price of $12.00, which is the midpoint of the price range set forth on the front cover of this prospectus, calculated before the deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders(1)	4,986,438	44.4%	$69,275,208	48.0%	$13.89
New investors	6,250,000	55.6%	75,000,000	52.0%	$12.00

Total	11,236,438	100.0%	$144,275,208	100.0%	$12.84

(1)	Includes (i) 251,563 shares of restricted common stock estimated to be issued to certain of our officers and employees, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus), and (ii) 17,500 shares of our common stock estimated to be issued to our non-employee directors as their 2013 annual retainer, assuming the same offering price. Excludes: (i) 139,215 shares of our common stock that may be issued upon the exercise of warrants issued by us in the recapitalization, which warrants have an exercise price of $21.60 per share and are $9.60 per share out-of-the-money based on the assumed public offering price of $12.00, which is the midpoint of the price range set forth on the front cover of this prospectus; and (ii) an unknown number of shares of our common stock that may be issued upon redemption of common units into which 210,915 Class B contingent units may be converted as described under “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units—Class B Contingent Units” and “—Common Units.”

CAPITALIZATION

The following table sets forth our capitalization (i) on a historical basis as of December 31, 2012; (ii) on a pro forma basis to give effect to (a) our sale of Fontaine Woods and 2013 acquisition of Vintage at Madison Crossing, (b) the issuance on March 14, 2013 of 35,804 additional shares of our Class A preferred stock as a reimbursement to BREF/BUSF Millenia Associates, LLC of certain development costs incurred up to the date of the contribution in connection with the development of the site acquired in the acquisition of the Estates at Millenia and the adjacent development site on December 3, 2012 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition and Disposition Activity—Estates at Millenia”), (c) the amendments to the terms of our Class A preferred stock that occurred on January 14, 2013, and (d) the amendments and restatements of the operating partnership agreement on February 8, 2013 and March 26, 2013, which resulted in the consolidation of the Class B and Class C preferred units into one class of partnership units designated as Class B contingent units and the exchange of 546,132 common units that were issued in our recapitalization for 14,307 additional Class B contingent units as set forth in “Our Recapitalization and Structure—Subsequent Transactions Related to the Recapitalization”; and (iii) on a pro forma as adjusted basis to give effect to this offering, assuming a public offering price of $12.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and application of the net proceeds as set forth under “Use of Proceeds.” You should read this table in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited historical and pro forma financial information and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2012
	Historical	Pro Forma (unaudited)	Pro Forma as Adjusted
Mortgage notes payable(1)	$163,626,814	$175,063,814	$216,210,338
Class A preferred stock; $0.01 par value per share; 423,326 shares authorized, 273,326 shares and 309,130 shares issued and outstanding, historical and pro forma respectively(2)	26,802,814	—	—
Noncontrolling interest in Operating Partnership—Class B and C preferred units(3)	19,400,338	—	—
Stockholders’ equity:
Class A preferred stock; $0.01 par value per share; 423,326 shares authorized, 273,326 shares and 309,130 shares issued and outstanding, historical, pro forma and pro forma as adjusted, respectively(2)	—	3,091	3,091
Common stock, $0.01 par value per share; 1,000,000,000 authorized; 4,717,375, 4,717,375 and 11,236,438 shares issued and outstanding, historical, pro forma and pro forma as adjusted, respectively(4)	47,174	47,174	112,365
Additional paid-in capital	73,560,482	111,578,520	178,354,249
Accumulated deficit	(37,959,620)	(36,359,620)	(34,679,815)

Total stockholders’ equity—Trade Street Residential, Inc.	35,648,036	75,269,165	143,789,890
Noncontrolling interest in Operating Partnership—common units	9,613,516	—	—
Noncontrolling interest in Operating Partnership—Class B contingent units(3)	—	21,113,854	21,113,854
Noncontrolling interest in consolidated real estate partnerships	977,139	—	—

Total stockholders’ equity	46,238,691	96,383,019	164,903,744

Total capitalization	$256,068,657	$271,446,833	$381,114,082

(1)	Excludes liabilities of approximately $9.1 million related to real estate held for sale (Fontaine Woods) included in discontinued operations as of December 31, 2012.

(2)	On November 30, 2012, our board of directors classified and designated an additional 250,000 authorized but unissued shares of preferred stock as Class A preferred stock. Therefore, 423,326 shares of Class A preferred stock are authorized as of the date of this prospectus. On January 14, 2013, the terms of the Class A preferred stock were amended to require that, in any conversion, the average market price of our common stock in the conversion calculation be subject to a minimum price of $9.00 per share after giving effect to the reverse stock split. As a result, we expect that the Class A preferred stock will be presented in stockholders’ equity in future periods.
(3)	Effective February 8, 2013, the operating partnership issued one Class B contingent unit for each outstanding Class C preferred unit and renamed the Class B preferred units as Class B contingent units in connection with the amendment and restatement of the operating partnership agreement. In addition, on March 26, 2013, the partners of the operating partnership entered into a Second Amendment and Restatement of the operating partnership agreement pursuant to which 546,132 common units of the operating partnership were exchanged for 14,307 additional Class B contingent units.
(4)	Pro forma common stock outstanding includes (i) 6,250,000 shares of common stock to be issued in this offering; (ii) 251,563 shares of common restricted common stock estimated to be issued to certain of our officers and employees assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus); and (iii) 17,500 shares of our common stock estimated to be issued to our non-employee directors as their 2013 annual retainer assuming the same offering price. Excludes (i) an unknown number of shares of our common stock into which 309,130 shares of our Class A preferred stock, may be converted at such time and as described under “Description of Stock—Preferred Stock,” (ii) an unknown number of shares of our common stock that may be issued upon the redemption of common units into which 210,915 Class B contingent units may be converted as described under “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units—Class B Contingent Units”, and “—Common Units,” (iii) 139,215 shares of our common stock that may be issued upon the exercise of warrants issued in connection with our recapitalization, (iv) up to 937,500 additional shares of common stock issuable upon exercise of the underwriters’ over-allotment option in full, and (v) a number of shares of common stock available for future issuance under our Equity Incentive Plan, equal to $2,156,250 divided by the public offering price per share. See “Shares Eligible for Future Sale—Conversion Rights” and “Executive Compensation—Equity Incentive Plan.”

OUR RECAPITALIZATION AND STRUCTURE

Background and Purpose of the Recapitalization

Until June 1, 2012, we conducted business as Feldman Mall Properties, Inc., a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2004, and which immediately prior to the recapitalization transaction held a single land asset having minimal value and conducted no operations. Feldman was formed and completed its initial public offering in 2004. In connection with Feldman’s initial public offering, it completed a simultaneous series of formation transactions that resulted in its acquisition of three regional malls and related assets. After the initial public offering and formation transactions, Feldman acquired additional mall properties outright and through joint ventures with institutional investors. Due to the deep recession that began in late 2007, the financial performance of these mall properties was significantly adversely affected. In 2008, Feldman’s common stock was delisted by the New York Stock Exchange, Feldman ceased being a reporting company with the Securities and Exchange Commission, or the SEC, and Feldman’s entire senior management team left the company, after which the then-current Feldman board of directors engaged Brandywine Financial Services Corporation, or Brandywine, as a third party manager of the company. From 2008 until June 1, 2012, Feldman sold or otherwise disposed of all of its mall properties except a single parcel of land having minimal value.

In mid-2011, our current management team, which at the time was the management team for Trade Street Capital, was asked to determine, among several alternative strategies, if the investors in the Trade Street Funds would likely benefit from conversion into a publicly traded REIT in order to achieve liquidity in their investments several years earlier than the fund agreements provided, would have an opportunity to share in the value growth that could be generated by a publicly traded REIT with access to capital and could be less susceptible to refinancing risks that were experienced in 2008 through 2010 if their investment was in a publicly traded REIT. Trade Street Capital evaluated options for converting the Trade Street Funds into a publicly traded REIT. Given the uncertain market for initial public offerings of small REITs in late-2011, the Trade Street Capital management team determined that a reverse merger into a company that already had a publicly traded stock could possibly be done more quickly and with more certainty of closure than a traditional initial public offering. The Trade Street Capital management team evaluated several reverse merger candidates and determined that Feldman provided the best alternative because (1) it had a currently effective REIT election, and (2) a combination with Feldman would not be subject to “seasoning” rules recently adopted by the national securities exchanges delaying listing by certain companies that effected reverse mergers into public shell corporations.

In December 2011, Trade Street Capital commenced negotiations with Feldman with respect to a contribution transaction pursuant to which the Trade Street Funds would contribute real estate assets to Feldman and Trade Street Capital would contribute its management and advisory businesses and interests in the real estate assets to be contributed by the Trade Street Funds, all in exchange for equity securities of Feldman and its newly formed operating partnership subsidiary, which became our operating partnership after the recapitalization. Feldman and Trade Street Capital executed a preliminary term sheet on February 6, 2012 and exchanged multiple drafts of a contribution agreement prior to the execution of the definitive contribution agreement on April 23, 2012. The parties engaged in extensive negotiations regarding the value of the properties and the management and advisory businesses to be contributed and the per-share price of Feldman’s common stock for determining the number of shares and units to be issued in the transaction by Feldman and its newly formed operating partnership subsidiary.

During the negotiation period, Feldman conducted a due diligence investigation with respect to the properties and the management and advisory business being contributed by the Trade Street Funds and their affiliates. The purpose of the investigation was to confirm the reasonableness of the information provided by the Trade Street Funds with respect to the contributed properties and to confirm the current condition of each contributed property. This due diligence investigation entailed the following with respect to each of the contributed properties: (1) site visitation and physical inspection of the property; (2) audit of tenant leases and rent rolls; (3) review of third party reports, including property appraisals, property condition reports, and Phase I environmental assessment reports; (4) review of loan documentation; and (5) review of actual and budgeted financial information, including historical and projected net operating income. This assessment was provided to the Feldman board of directors.

In connection with the transaction, Feldman engaged a financial adviser to evaluate the transaction from a financial perspective in order to confirm that the transaction was fair to the Feldman stockholders at the time of the transaction. Because the existing Feldman stockholders would retain approximately 2.0% of the newly capitalized entity, in addition to taking into account the value of the special distribution and warrants issuable to the Feldman stockholders, as discussed below, the financial adviser valued the ongoing ownership in the recapitalized entity using traditional valuation methodologies, including the discounted cash flow method and comparable public traded company analysis. The financial adviser used the Black Scholes formula to value the warrants being issued to the existing Feldman stockholders. Based on its analysis, the financial adviser concluded that the recapitalization transaction was financially advantageous to existing Feldman stockholders.

The Feldman board of directors considered, among other things, the due diligence assessment and the financial adviser’s analysis discussed above in reaching its decision to approve the recapitalization transaction. Particularly, the Feldman board of directors noted that Feldman had few, if any, alternatives to the proposed recapitalization transaction and little cash on hand. The Feldman board of directors further acknowledged that, without the recapitalization transaction, Feldman would be forced to liquidate and dissolve, which would likely leave the Feldman stockholders with proceeds well below the value attributable to the recapitalization transaction, as at the time, Feldman’s liabilities exceeded its assets. Taking these factors into account, the Feldman board of directors determined that the recapitalization transaction was in the best interests of the Feldman stockholders and approved the transaction.

In April 2012, Feldman entered into the contribution agreement with the Trade Street Funds and Trade Street Capital providing for the recapitalization. The recapitalization was completed on June 1, 2012, at which time the board of directors of Feldman was reconstituted, Feldman changed its name to “Trade Street Residential, Inc.”, the third party management arrangement with Brandy wine was terminated and our current senior management team, which prior to the recapitalization was the Trade Street Capital management team, took over day-to-day management of the recapitalized company. After the recapitalization, our business is a continuation of the multifamily residential real estate investment and management business of the Trade Street Funds and Trade Street Capital that were contributed to the company in the recapitalization.

Terms of the Contribution Agreement and Other Ancillary Agreements

The complete text of the contribution agreement and the first amendment thereto, as well as the warrant agreement summarized below, are included as exhibits to the registration statement of which this prospectus is a part.

Consideration. As more fully described below, as consideration for the contribution of the Contributed Properties and the Contributed Land Investments, Feldman issued shares of common stock and Class A preferred stock to the Trade Street Funds. Additionally, as consideration for the contribution of TSIA and TS Manager, LLC, the operating partnership issued common units, Class B preferred units and Class C preferred units to Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife. Additionally, Feldman stockholders of record as of May 17, 2012 received the warrants and the special distribution described below.

Representations and Warranties. The contribution agreement contained customary representations and warranties made by Feldman and the operating partnership to Trade Street Capital, on its behalf and on behalf of the Trade Street Funds, and by Trade Street Capital, on its behalf and on behalf of the Trade Street Funds, to Feldman and the operating partnership. The representations and warranties made by Feldman and the operating partnership in the contribution agreement will survive for the applicable statute of limitations for a breach of contract claim. The representations and warranties made by Trade Street Capital, on its behalf and on behalf of the Trade Street Funds, in the contribution agreement did not survive the closing of the transactions contemplated by the contribution agreement.

Indemnification. The contribution agreement did not provide for a continuing obligation to indemnify on the part of Feldman and the operating partnership or Trade Street Capital or the Trade Street Funds.

Warrant Agreement. In connection with the transactions contemplated by the contribution agreement for the recapitalization. We entered into a warrant agreement with our transfer agent, American Stock Transfer & Trust Company, LLC, acting as our warrant agent. The warrant agreement sets forth the terms of the warrants to purchase an aggregate of 139,214 shares issued by Feldman to stockholders of record as of May 17, 2012. As set forth in the warrant agreement, the warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $0.144 per share. Following the reverse stock split, the exercise price of these warrants is $21.60. In general, the warrants are not transferable, exchangeable or assignable without our consent.

Consideration Given in the Recapitalization

In connection with the recapitalization:

•

The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that owned certain of our Operating Properties, or the Contributed Properties, and certain of our Land Investments, or the Contributed Land Investments. In exchange for the Contributed Properties and the Contributed Land Investments, Feldman issued an aggregate of 3,396,976 shares of common stock and 173,326 shares of Class A preferred stock to the Trade Street Funds. Each share of Class A preferred stock has a liquidation preference of $100.00 per share, subject to a downward adjustment upon certain events (an aggregate liquidation preference of $17.3 million for such shares), has no voting rights except in certain limited instances, is entitled to a preferential annual distribution equal to 1.0% of the liquidation preference per share, which distribution rate increases to 2.0% on June 1, 2015 and 3.0% on June 1, 2016, is convertible into shares of our common stock at such time and as described under “Description of Stock—Preferred Stock,” and is redeemable by us in our sole discretion for cash equal to the liquidation preference per share plus accrued but unpaid distributions at any time after June 1, 2019. The aggregate value of the shares of common stock and shares of Class A preferred stock issued to the Trade Street Funds in the recapitalization was $78,478,168. In addition, a joint venture partner in one of the Contributed Properties contributed to our operating partnership all of its interest in the entity that owns such Contributed Property in exchange for an aggregate of 52,868 shares of our common stock having an aggregate value of $951,627. On January 14, 2013, we effected an amendment to the terms of the Class A preferred stock by providing that the average market price of our common stock for purposes of determining the number of shares of common stock into which shares of Class A preferred stock are converted is subject to a minimum of $9.00 per share. See “—Subsequent Transactions Related to the Recapitalization—Amendment of Terms of Class A Preferred Stock” and “Description of Stock—Class A Preferred Stock.”

•

Feldman issued 5,000 shares of common stock having a value of $90,000 to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $7.50 per share, payable on the earlier of (A) five business days after the date Feldman sold the retained parcel of land referred to above and commonly known as the “Northgate Parcel” or (B) July 16, 2012. The distribution was to be payable in cash only to the extent of net proceeds from the sale of the Northgate Parcel prior to July 16, 2012, with the balance payable in shares of common stock. As the Northgate Parcel was not sold prior to July 16, 2012, we issued an aggregate of 42,340 shares of common stock on July 16, 2012 to the stockholders entitled to be paid the special distribution.

•

Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 139,215 shares of common stock, which warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $21.60 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes.

•

Our operating partnership issued 3,556,460 common units to our company, which equals the number of shares of our common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units to our company, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization. After the recapitalization, all of our assets are held by, and all of our operations are conducted by, our operating partnership and its subsidiaries in a traditional umbrella partnership REIT, or UPREIT, structure.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in TSIA and TS Manager, LLC in exchange for (i) 546,132 common units having an aggregate value of $9,830,382, (ii) 98,304 Class B preferred units having an aggregate value of $9,830,400, and (iii) 98,304 Class C preferred units having an aggregate value of $9,830,400. The common units were redeemable at the option of the holder at any time after June 1, 2013 for a cash price per common unit equal to the average closing price of our common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder, or, at our election, for shares of our common stock on a one-for-one basis. At the time of issuance, the Class B preferred units had a liquidation preference of $100.00 per unit or an aggregate liquidation preference of $9.8 million, and the Class C preferred units had a liquidation preference of $100.00 per unit or an aggregate liquidation preference of $9.8 million. In addition, the Class B preferred units and Class C preferred units were each entitled to cumulative annual distributions equal to 1.5% of the liquidation preference per share, payable quarterly. The Class B preferred units and Class C preferred units were convertible into common units beginning June 1, 2013 and June 1, 2014, respectively, at a conversion rate equal to the sum of (A) the liquidation preference per unit, (B) an additional 3.0% per annum of the liquidation preference per unit, and (C) any unpaid accumulated distributions; divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion. Effective February 8, 2013 and March 26, 2013 our operating partnership and its partners amended and restated the partnership agreement of the operating partnership in the manner described under “—Amendment and Restatement of Operating Partnership Agreement” and “Our Operating Partnership and the Operating Partnership Agreement.”

•	Trade Street Capital contributed its property management company, Trade Street Property Management, LLC, to our operating partnership for no additional consideration.

•

In connection with the recapitalization, each of the Trade Street Funds formed a Delaware statutory trust and adopted a plan of liquidation and executed a liquidating trust agreement in order to effectuate its dissolution and liquidation. Pursuant to the terms of the liquidation documentation, all of the assets of the Trade Street Funds not contributed to us in the recapitalization, as well as the shares of our common stock and preferred stock issued by Feldman to the Trade Street Funds in the recapitalization, were contributed to each fund’s respective liquidating trust. Upon completion of the dissolution and liquidation of each of the Trade Street Funds, the trustees of the liquidating trusts will distribute the assets held in the liquidating trusts, including the shares of common stock and preferred stock, to the respective partners and members of the Trade Street Funds, including the limited partners and non-managing members, all of which limited partners and non-managing members are pension funds, in accordance with the governing documents of the Trade Street Funds. The governing documents of the liquidating trusts require the assets of each liquidating trust to be distributed to the beneficial owners no later than May 31, 2015 unless such date is extended in the trustee’s discretion.

Subsequent Transactions Related to the Recapitalization

Amendment of Terms of Class A Preferred Stock

On January 14, 2013, the terms of the Class A preferred stock were amended to provide that in calculating the number of shares of common stock to be issued upon conversion of shares of Class A preferred stock, the average market price of our common stock in the conversion calculation shall not be less than $9.00 per share. For a complete description of the terms of the Class A preferred stock, please see “Description of Stock—Class A Preferred Stock.”

Amendment and Restatement of the Operating Partnership Agreement

On February 8, 2013, the partners of the operating partnership entered into an Amendment and Restatement of the operating partnership agreement to combine the Class B preferred units and the Class C preferred units issued in the recapitalization into a single class of partnership units, designated as Class B contingent units, and to amend certain terms of the Class B contingent units. Each Class B contingent unit has a stated value of $100. The operating partnership issued one Class B contingent unit for each outstanding Class C preferred unit and all remaining Class B preferred units became Class B contingent units. The Amendment and Restatement of the operating partnership agreement was superseded by the Second Amendment and Restatement of the Operating Partnership agreement described in the next paragraph.

Second Amendment and Restatement of the Operating Partnership Agreement

On March 26, 2013, the partners of the operating partnership executed the Second Amended and Restated Agreement of Limited Partnership, or the partnership agreement, to amend the terms of the Class B contingent units. The 546,132 common units that were issued to Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife on June 1, 2012 at the closing of the recapitalization were exchanged for 14,307 additional Class B contingent units, such that after the Second Amendment and Restatement of the operating partnership agreement, Trade Street Adviser GP, Inc., Trade Street Capital and Mr. and Mrs. Baumann own no common units in the operating partnership and an aggregate of 210,915 Class B contingent units. As amended, the Class B contingent units are entitled to non-cumulative quarterly distributions that are preferential with respect to the payment of distributions on common units and pari passu with the payment of distributions on Class A preferred units. The quarterly distributions on the Class B contingent units must be declared and set aside for payment prior to any distributions being declared on the common units for that quarterly period. The amount of the distributions will be $0.375 (1.5% per annum of the stated value per Class B contingent unit) per quarter until December 31, 2014, $0.75 per quarter (3.0% per annum of the stated value per Class B contingent unit) from January 1, 2015 through December 31, 2015 and $1.25 per quarter (5.0% per annum of the stated value per Class B contingent unit) thereafter.

The Class B contingent units will be converted into common units in three tranches based upon the sale or stabilization, which is defined as the achievement of 90% physical occupancy, of our Land Investments, as follows (except that all Class B contingent units will be automatically converted into common units upon, among other events, a change of control, sale of substantially all assets or bankruptcy of our company):

•	52,728.75 units upon the earlier to occur of (i) the stabilization of our development property, The Estates at Maitland, and (ii) the sale of The Estates at Maitland.

•	52,728.75 units upon the earlier to occur of (i) the stabilization of our development property, Estates at Millenia—Phase II, and (ii) the sale of Estates at Millenia—Phase II.

•

105,457.50 units upon the earlier to occur of (i) the stabilization of either our development property, Midlothian Town Center East, or our development property, Venetian, and (ii) the sale of either Midlothian Town Center-East or Venetian.

The Class B contingent units will be converted into common units on the schedule set forth above (or an earlier triggering event) at a conversion rate equal to $100.00 per unit divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion, subject to a minimum price of $9.00 per share (subject to further adjustment for subsequent stock splits, stock dividends, reverse stock splits and other capital changes). The Class B contingent units rank equally with common units with respect to losses of the operating partnership and share in profits only to the extent of the distributions. The Class B contingent units do not have a preference with respect to distributions upon any liquidation of the operating partnership. There have been no further changes to the common units or Class B contingent units since the second amendment and restatement of the limited partnership agreement on March 26, 2013.

Summary of Recapitalization and Other Related Transactions

The following table summarizes the equity securities issued by us and our operating partnership in connection with the recapitalization and termination of the Brandywine management services agreement, as adjusted by the 1-for-150 reverse and, with respect to Class B contingent units, subsequent amendments and restatement of the Agreement of Limited Partnership of the operating partnership, or the operating partnership agreement, prior to the date of this prospectus:

Issuance/Recipient	Number of Shares/Units/ Warrants Transferred	Value of Consideration (Per Share/ Unit/ Warrant)	Aggregate Value of Consideration at the Time of Issuance
Issuances of common stock for Contributed Properties(1)(2)
Trade Street Funds	3,396,976	$18.00	$61,145,568
Post Oak Partners, LLC	52,868	$18.00	$951,627
Issuance of common stock (termination fee under management services agreement with Brandywine)(1)
Brandywine Financial Services Corporation	5,000	$18.00	$90,000
Issuance of common stock as special distribution(1)
Feldman stockholders of record on May 17, 2012	42,340	$7.50	$317,550

Total common stock	3,497,184		$62,504,745
Issuance of warrants to purchase common stock(3)(4)
Feldman stockholders of record on May 17, 2012	139,215	$2.10	$292,352

Total common stock and warrants	3,636,399		$62,797,097

Issuances of Class A preferred stock for Contributed Land Investments(2)(5)(7)
Trade Street Funds	173,326	$100.00	$17,332,600
Issuances of Class B contingent units for ownership interests in TSIA and TS Manager LLC(6)(7)
Trade Street Capital, LLC	70,298	$100.00	$7,029,800
Trade Street Adviser GP, Inc.	1,413	$100.00	$141,300
Michael and Heidi Baumann	139,204	$100.00	$13,920,400

Total Class B contingent units	210,915		$21,091,500

(1)	The number of shares of common stock issued gives effect to the 1-for-150 reverse stock split we effected on January 17, 2013. There were 3,556,460 shares of common stock outstanding immediately after the recapitalization. As discussed in this prospectus under the caption “Our Recapitalization and Structure,” the parties to the recapitalization engaged in extensive arm’s length negotiations regarding the per share price of Feldman’s common stock in order to determine the number of shares of common stock, and the value of the preferred stock and preferred units, to be issued in the recapitalization.
(2)	On December 3, 2012, we issued 940,241 shares of common stock and 100,000 shares of our Class A preferred stock to BREF/BUSF Millenia Associates, LLC as consideration for the contribution of the Estates at Millenia and the development parcel adjacent thereto. On March 14, 2013, we issued 35,804 additional shares of our Class A preferred stock as a reimbursement to BREF/BUSF Millenia Associates, LLC of certain development costs incurred in connection with the development of such development parcel.These shares of common stock and Class A preferred stock were issued in a separate transaction that was not part of the recapitalization; accordingly these shares are not reflected in this table. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition and Disposition Activity—Estates at Millenia” for more information.
(3)	The number of warrants to purchase shares of common stock gives effect to the 1-for-150 reverse stock split we effected on January 17, 2013. The warrants have an exercise price of $21.60 per share.
(4)	Value of warrants was determined using the Black Scholes valuation model.

(5)	The per share/unit value and the aggregate value reflects the liquidation preference per share of Class A preferred stock.
(6)	The ownership interests in TSIA and TS Manager LLC were contributed in exchange for 546,132 common units, 98,304 Class B preferred units and 98,304 Class C preferred units. By amendment and restatement of the operating partnership agreement on February 8, 2013 and March 26, 2013, the Class B preferred units and Class C preferred units were combined into 196,608 Class B contingent units having an agreed base value of $100 per unit and the 546,132 common units were exchanged for 14,307 additional Class B contingent units. See “Our Recapitalization and Structure—Terms of the Contribution Agreement and Other Ancillary Agreements” and “Our Operating Partnership and the Operating Partnership Agreement— Operating Partnership Units—Class B Contingent Units.”
(7)	The Class A preferred stock is convertible into shares of commons stock upon the occurrence of certain contingencies described in “Description of Stock—Class A Preferred Stock.” The Class B contingent units are convertible into common units of the operating partnership upon the occurrence of certain contingencies described in “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units—Class B Contingent Units.”

Our Structure

We are a full service, vertically integrated, self-administered and self-managed corporation operating as a REIT for U.S. federal income tax purposes. All of our employees are employed by, and all of our operations are conducted through, our operating partnership. As of the date of this prospectus, we own 100% of the common units in our operating partnership. The following diagram depicts the expected ownership of our common stock and our operating partnership’s common units upon completion of this offering.

(1)	Includes 4,717,375 shares of common stock held by common stockholders prior to this offering.
(2)

Two liquidating trusts formed in connection with the impending liquidation of the Trade Street Funds also own 100% of the shares of Class A preferred stock issued to the Trade Street Funds in the recapitalization and to BREF/BUSF Millenia Associates, LLC in December 2012 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition and Disposition Activity—Estates at Millenia.”

(3)	Trade Street Residential, Inc. also owns 100% of the Class A preferred units and no Class B contingent units of Trade Street Operating Partnership, LP.
(4)	Trade Street Capital, LLC also owns approximately 33.33% of the Class B contingent units of Trade Street Operating Partnership, LP.
(5)	Trade Street Adviser GP, Inc. also owns approximately 0.67% of the Class B contingent units of Trade Street Operating Partnership, LP.
(6)	Michael and Heidi Baumann also own approximately 66.0% of the Class B contingent units of Trade Street Operating Partnership, LP.
(7)	Includes shares of restricted stock to be granted to our executive officers upon completion of this offering, which are subject to vesting over a four-year period, and shares of our common stock to be granted to our non-employee directors in lieu of cash for the annual retainer fee. See “Management—Director Compensation” and “Executive Compensation—Equity Incentive Plan—Initial Awards.”

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth selected financial and other data of Trade Street Residential, Inc. The historical financial statements of Trade Street Residential, Inc. included in this prospectus for the periods prior to June 1, 2012 reflect the assets, liabilities and operations of Trade Street Company retroactively adjusted to reflect the legal capital of Trade Street Residential, Inc. Trade Street Company is not a legal entity, but instead represents a combination of certain real estate entities and management operations based on common ownership and control by the Trade Street Funds and Trade Street Capital.

The selected balance sheet data as of December 31, 2012 and 2011 and the selected statement of operations data for the years ended December 31, 2012 and 2011 have been derived from the audited historical financial statements of Trade Street Residential, Inc., appearing elsewhere in this prospectus.

Our unaudited selected pro forma financial and other data as of and for the year ended December 31, 2012 have been adjusted to give effect to this offering and our intended use of proceeds of this offering and certain other transactions as described in the pro forma condensed consolidated financial statements included elsewhere in this prospectus. You should read the following selected financial, operating and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes appearing elsewhere in this prospectus. All per share data set forth below has been adjusted to give effect to the 1-for-150 reverse stock split of our common stock that was effected on January 17, 2013.

	Year ended December 31,
	Pro Forma	Historical
	2012	2012	2011
Statement of operations data:
Total revenue	$31,928,517	$21,410,982	$11,949,569
Total operating expenses (1)	38,500,388	25,658,975	12,038,235

Loss from operations	(6,571,871)	(4,247,993)	(88,666)

Total other expense, net	(9,593,149)	(6,553,778)	(2,594,123)

Loss from continuing operations before income from unconsolidated joint venture	(16,165,020)	(10,801,771)	(2,682,789)
Income from unconsolidated joint venture	—	45,739	43,381
Income (loss) from discontinued operations	—	2,204,772	(1,158,848)

Net loss	(16,165,020)	(8,551,260)	(3,798,256)
Loss allocated to noncontrolling interests	1,570,411	1,708,734	377,330
Accretion of preferred stock and preferred units	(375,482)	(375,482)	—

Loss attributable to common stockholders of Trade Street Residential, Inc.	$(14,970,091)	$(7,218,008)	$(3,420,926)

Earnings per common share - basic and diluted
Continuing operations	$(1.98)	$(4.14)	$(23.49)
Discontinued operations	—	0.97	(12.04)

	$(1.98)	$(3.17)	$(35.53)

(1)	Total operating expenses for the year ended December 31, 2012 include approximately $1.9 million of one-time expenses in connection with our recapitalization.

	Year ended December 31,
	Pro Forma	Historical
	2012	2012	2011
Balance sheet data (at end of period):
Investment in operating properties before accumulated depreciation and amortization	$327,443,069	$224,172,470	$159,133,834
Land held for future development	$42,622,330	$42,622,330	$18,170,949
Real estate held for sale	$—	$12,308,368	$38,176,079
Total assets	$395,317,201	$291,909,724	$235,199,632
Mortgage notes payable(1)	$216,210,338	$163,626,814	$112,097,662
Total stockholders’ equity(2)	$164,903,744	$46,238,691	$84,337,100

Cash flows data:
Operating activities		$(1,428,243)	$3,044,087
Investing activities		$2,873,320	$(30,488,194)
Financing activities		$2,787,668	$26,531,632

Other data:
FFO(3)	$(995,820)	$(2,165,452)	$2,934,240
Core FFO(3)	$1,500,600	$815,559	$4,855,770
NOI(4)	$18,810,035	$13,623,021	$8,971,105
Number of properties at end of the period	18	14	13

(1)	Excludes liabilities of approximately $9.1 million related to real estate held for sale (Fontaine Woods) included in discontinued operations as of December 31, 2012. We completed the sale of our 70% ownership interest in this property on March 1, 2013. See “Prospectus Summary—Recent Developments—Sale of Fontaine Woods.”
(2)	In addition, redeemable preferred stock of approximately $26.8 million is recorded as temporary equity as of December 31, 2012.
(3)	FFO for the year ended December 31, 2012 includes recapitalization costs of approximately $1.9 million. For a definition and reconciliation of FFO and Core FFO and a statement disclosing the reasons why our management believes that the presentation of FFO and Core FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO and Core FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures—Funds from Operations and Core FFO.”
(4)	For a definition and reconciliation of NOI and a statement disclosing the reasons why our management believes that the presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures—Net Operating Income.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the more detailed information set forth under the caption “Selected Financial and Other Data,” and in our audited financial statements and the related notes thereto appearing elsewhere in this prospectus. The financial statements for periods and as of dates prior to the recapitalization represent consolidated historical financials of Trade Street Company. All share and per share data set forth below has been adjusted to give effect to the 1-for-150 reverse stock split of shares of our common stock that was effected on January 17, 2013.

Overview of Our Company

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2004. We seek to own and operate apartment communities in cities that have:

•	a stable work force comprised of a large number of “echo boomers” augmented by positive net population migration;

•	well-paying jobs provided by a diverse mix of employers across the education, government, healthcare, insurance, manufacturing and tourist sectors;

•	a favorable cost of living;

•	reduced competition from larger multifamily REITs and large institutional real estate investors who tend to focus on select coastal and gateway markets; and

•	a limited supply of new housing and new apartment construction.

We currently own and operate14 apartment communities containing 3,183 apartment units in Alabama, Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. We currently have 90 employees who provide property management, maintenance, landscaping, construction management and accounting services.

Our Recapitalization and Other Related Transactions

For a complete discussion of our recapitalization and our structure, see “Our Recapitalization and Structure.” After completion of the recapitalization on June 1, 2012, we are a full service, vertically integrated, self-administered and self-managed corporation operating as a REIT for federal income tax purposes. All of our employees are employed by, and all of our operations are conducted through, our operating partnership. As of the date of this prospectus, we own 100% of the common units in our operating partnership.

For accounting purposes, TSIA was deemed to be the accounting acquirer in the recapitalization even though Trade Street Residential, Inc. (formerly Feldman Mall Properties, Inc.) was the legal acquirer. The audited historical financial statements of the registrant as of and for the year ended December 31, 2011 represent the audited historical financial statements of Trade Street Company and the consolidated statements of operations and cash flows for the year ended December 31, 2012 include the operations and cash flows of Trade Street Company for the five months ended May 31, 2012, the day prior to effectiveness of the recapitalization. Trade Street Company is not a legal entity, but represents a combination of certain real estate entities and management operations based on common ownership and control of the Trade Street Funds and Trade Street Capital. During all periods presented in the accompanying consolidated financial statements up to June 1, 2012, the entities comprising Trade Street Company were under common control with Trade Street Capital.

How We Derive Our Revenue

Our revenue consists primarily of rents received from residents of our apartment communities. Certain properties are owned through joint ventures, resulting in noncontrolling interests of 30% to 50%. Income (loss) allocations, if any, to noncontrolling interests includes the pro-rata share of such properties net real estate income (loss). All significant intercompany balances and transactions were eliminated as a result of the recapitalization transaction.

Trends

During the year ended December 31, 2012, rental demand for our apartments continued to be strong as compared to the same period in 2011. Occupancy remained a strong 94.1% across our portfolio of apartment communities owned as of December 31, 2012 as compared to 93.8% as of December 31, 2011, and our average price for new leases and renewals trended up. Average effective rent per unit is equal to the average of gross rent amounts after the effect of leasing concessions for occupied units, divided by the total number of units. Leasing concessions represent discounts to the current rate. We believe average effective rent is a helpful measure in evaluating average pricing. It does not represent actual rental revenue collected per unit. With strong occupancy at all of our apartment communities, we expect our positive trend in average effective rent to continue in the near term. While we have benefitted from positive trends in occupancy and pricing over the past four quarters, our portfolio occupancy and rates are impacted by employment trends in our markets. New employment continues to increase at a slow pace, and the unemployment rate remains at historically high levels; therefore, we remain cautiously optimistic about our ability to sustain occupancy increases and higher rents over the coming quarters.

We also continue to benefit from limited supply of new apartment units in our markets. In 2012, new supply of apartment units entering the market continued to run below historical averages. Competition from existing condominiums reverting to rental apartments, or new condominiums being converted to rental apartments, has not affected our portfolio because most of our submarkets have not been primary areas for condominium development. We have found the same to be true for rental competition from single family homes, and we have not experienced the entry of large single family rental “consolidators” into our markets. We have avoided committing a significant amount of capital to markets where the housing crisis most dramatically impacted home values and sales and created a new rental market consisting of single family homes. We expect new supply of new apartments and rental units in our markets to remain low over the foreseeable future.

Throughout the year ended December 31, 2012, we continued to have the benefit of lower interest rates resulting from a continued strong market for Fannie Mae and Freddie Mac debt securities. Short term interest rates continue to be at historically low levels and, as a result, we expect a continuation of favorable interest rates in the near term with rates rising as the economy improves.

Factors That May Influence Future Results of Operations

We derive a substantial majority of our revenues from rents received from residents in our apartment communities. We consider our strong internal property management capability to be a vital component of our business; therefore, as we grow we will likely add personnel as necessary to provide outstanding customer service to our residents in order to maintain or increase occupancy levels at our apartment communities and to preserve the ability to increase rents. This is likely to result in an increase in our operating and general and administrative expenses.

Substantially all of the leases at our apartment communities are for terms of one year or less, which generally enables us to seek increased rents upon renewal of existing leases or commencement of new leases. These short-term leases minimize the potential adverse effect of inflation or deflation on rental income, although residents may leave without penalty at the end of their lease terms for any reason. As is customary in the multifamily industry, a certain number of residents move out of an apartment community at the end of a lease term, which is referred to as “turnover.” All apartment owners incur costs in connection with turnover, including the costs of repainting and repairing apartment units, replacing obsolete or damaged appliances and re-leasing the units. While we budget for turnover and the costs associated therewith, our turnover cost may be affected by certain factors we cannot control. Excessive turnover and failure to properly manage turnover cost may adversely affect our operations and could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We seek earnings growth primarily through increasing rents and occupancy at existing properties, acquiring additional apartment communities in markets complementing our existing portfolio locations and selectively disposing of stabilized properties to redeploy capital into higher growth investments. Our apartment communities are concentrated in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas, which makes us more susceptible to adverse developments in those markets. As a result, we are particularly affected by the local economic conditions in these markets, including, but not limited to, changes in supply of or demand for apartment units in our markets, competition for real property investments in our markets, changes in government rules, regulations and fiscal policies, including those governing real estate usage and tax, and any environmental risks related to the presence of hazardous or toxic substances or materials at or in the vicinity of our properties, which will negatively impact our overall performance.

We may be unable to accurately predict future changes in national, regional or local economic, demographic or real estate market conditions. For example, continued volatility and uncertainty in the global, national, regional and local economies could make it more difficult for us to lease apartments, may require us to lease our apartments at lower rental rates than projected and may lead to an increase in resident defaults. In addition, these conditions may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at competitive prices. These conditions, or others we cannot predict, could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

In connection with the recapitalization and this offering, we have incurred substantial, one-time general and administrative expenses. Following completion of this offering, we will incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act, and the requirements of the national securities exchange on which our stock is listed.

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to provide reduced public company reporting requirements in this prospectus and in future filings. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with accounting standards newly issued or revised after April 5, 2012. In other words, an “emerging growth company” can delay the adoption of accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with accounting standards newly issued or revised after April 5, 2012.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Our actual results may differ from these estimates.

We identify and discuss our significant accounting policies that directly impact our financial statements in the notes to the financial statements included in this prospectus. We discuss below those policies that may be of particular interest to readers of this prospectus. Other companies in similar businesses may utilize different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those companies.

Purchase Price Allocation and Related Depreciation and Amortization

When we acquire apartment communities, management analyzes and determines the relative value of the components of real estate assets and intangible assets acquired and assigns useful lives to such components based on age and condition at the time of original acquisition. These estimates of useful lives are highly subjective and are based in part on assumptions that could differ materially from actual results in future periods.

Capital Expenditures and Depreciation

Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated net realizable value of the completed property. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed in service and depreciation commences. Real estate taxes, construction costs, insurance, and interest costs incurred during construction periods are capitalized. Capitalized real estate taxes and interest costs are amortized over periods which are consistent with the constructed assets. Real estate investments are stated at the lower of cost less accumulated depreciation or fair value, if deemed impaired, as described below. Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the related assets, generally 35 to 50 years for buildings, 2 to 15 years for long-lived improvements and 3 to 7 years for furniture, fixtures and equipment. Ordinary repairs and maintenance costs are expensed. Significant improvements, renovations and replacements that extend the life of the assets are capitalized and depreciated over their estimated useful lives.

Impairment of Real Estate Assets

We evaluate our real estate assets when events or occurrences, which may include significant adverse changes in operations and/or economic conditions, indicate that the carrying amounts of such assets may not be recoverable. We assess a property’s recoverability by comparing the carrying amount of the property to our estimate of the undiscounted future operating cash flows expected to be generated over the holding period of the property, including cash flow from its eventual disposition. If our evaluation indicates that we may be unable to recover the carrying value of a property, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the property. Recording an impairment loss results in an immediate negative charge to net income. For real estate owned through unconsolidated real estate joint ventures or other similar real estate investment structures, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value, and record an impairment charge to the extent the fair value is less than the carrying amount and the decline in value is determined to be other than a temporary decline. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future operating results that could differ materially from actual results in future periods. For a discussion of our impairments in 2012 and 2011, see “—Historical Results of Operations—Comparison of Years Ended December 31, 2012 to December 31, 2011—Asset Impairment Losses.”

Revenue Recognition

Revenues are recorded when earned. Residential properties are leased under operating leases with terms of generally one year or less. Rental income is recognized when earned on a straight-line basis. Sales of real estate property occur through the use of a sales contract where gains or losses from real estate property sales are recognized upon closing of the sale. We use the accrual method and recognize gains or losses on the sale of our properties when the earnings process is complete, we have no significant continuing involvement and the collectability of the sales price and additional proceeds is reasonably assured, which is typically when the sale of the property closes.

Operating Expenses

Operating expenses associated with the rental property include costs to maintain the property on a day to day basis as well as any utility costs, real estate taxes and insurance premiums. Operating expenses are recognized as incurred.

Accounting for Recapitalization

For legal purposes, our recapitalization consisted of the contribution by the Trade Street Funds of all of their respective interests in the entities that own the Contributed Properties and the Contributed Land Investments and the contribution by Trade Street Advisor GP, Inc., Trade Street Capital and Mr. Baumann and his wife and all of their interest in the real estate investment advisory and management platform to the surviving legal entity, Trade Street Residential, Inc., a Maryland corporation, formerly known as Feldman Mall Properties, Inc. prior to June 1, 2012. For accounting purposes the transaction was accounted for as a recapitalization, and TSIA, which was owned and controlled by Mr. Baumann, was deemed to be the “accounting acquirer.” Accordingly, the accompanying historical audited financial statements of Trade Street Residential, Inc. and the unaudited historical condensed financial statements of Trade Street Residential, Inc. included elsewhere in this prospectus and the discussion below represent the historical financial statements of the entities contributed to the operating partnership prior to June 1, 2012, which have been retroactively adjusted to reflect the legal capital of the recapitalized corporation, and Trade Street Residential Inc. subsequent to June 1, 2012. See Note A to the audited historical consolidated financial statements for the years ended December 31, 2012 and 2011 appearing elsewhere in this prospectus for further discussion.

Accounting for the Variable Interest Entity

Under Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary requires management to make significant estimates and judgments about rights, obligations, and economic interests in such entities as well as the same of the other owners. A primary beneficiary has both the power to direct the activities that most significantly impact the variable interest entity, and the obligation to absorb losses and the right to receive benefits from the variable interest entity. Unconsolidated joint ventures in which we do not have a controlling interest but exercise significant influence are accounted for using the equity method, under which the Company recognizes its proportionate share of the joint venture’s earnings and losses. The entities contributed to the operating partnership in the recapitalization were under common control, directly or indirectly, of Mr. Baumann.

Internal Controls and Procedures

We have had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal controls over financial reporting. As such, our internal controls may not be sufficient to ensure that (1) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (2) the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by individuals with financial reporting oversight roles. In the past, lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our financial statements. The lack of adequate accounting systems prevented us from capturing all transactions and related journal entries, which prevented us from preparing timely and accurate financial reporting and analysis. We and our independent registered accounting firm concluded that these control deficiencies constituted a material weakness in the internal controls over financial reporting as of December 31, 2011. Further, in connection with the review of our financial statements as of and for the period ended September 30, 2012, we and our independent registered accounting firm concluded that additional material weaknesses existed with the company’s processes of identifying, tracking, evaluating, recording, disclosing and communicating to those charged with corporate governance, related party transactions. In connection with the audit of our financial statements as of and for the year ended December 31, 2012, we and our independent registered accounting firm concluded that a material weakness still existed with the company’s process of identifying, tracking, recording and communicating related party transactions.

Additionally, after issuing interim financial statements as of and for the six and nine months ended June 30, 2012 and September 30, 2012, respectively, we identified two accounting errors: (1) expenses incurred in connection with the recapitalization on June 1, 2012 six months that should have been recorded as expense and included in our statement of operations for the six months ended June 30, 2012 were incorrectly recorded as a direct reduction to equity in those financial statements; and (2) certain capital expenditures occurring from January 1, 2012 through September 30, 2012 were inappropriately recorded as operating expenses but should have been capitalized. We have revised and restated our previously issued financial statements as of and for the six and nine months ended June 30, 2012 and September 30, 2012, respectively. In connection with our restatement of our interim financial statements, we and our independent public registered accounting firm concluded that an additional material weakness existed with the company’s process of identifying, tracking and recording capital asset additions.

A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The control deficiencies described above, at varying degrees of severity, contributed to the material weakness in the control environment of Trade Street Residential, Inc.

Our senior management team has taken steps to address the causes of these material weaknesses by putting into place new accounting processes and control procedures, including the implementation of best-in-class multifamily property management, financial accounting and revenue management software systems. During 2012 and the first two months of 2013, we have added six experienced accounting and property management personnel in response to our identification of gaps in our skills base and expertise of our staff required to meet the financial reporting requirements of a public company. We have also adopted a related party transaction policy, which is described under the caption “Certain Relationships and Related Transactions—Related Party Transaction Policy.” In addition, we have adopted a formal capitalization policy that we are following in order to prevent errors in our process of identifying, tracking and recording capital asset additions.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC after the completion of this offering. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an emerging growth company. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

Acquisition and Disposition Activity

During 2012 and 2011, we completed various acquisitions of multifamily apartment communities from unrelated sellers and one disposition. Each acquisition involved the acquisition of the operating real estate, but no management or other business operations were acquired in such acquisitions. The assets acquired are summarized below.

2012 Acquisitions

Westmont Commons—On December 13, 2012, we acquired Westmont Commons, an apartment community located in Asheville, North Carolina. Westmont Commons contains 252 apartment units. The purchase price of $22.4 million was comprised of a mortgage note payable of approximately $17.9 million plus cash of approximately $4.5 million.

Estates at Millenia—On December 3, 2012, we acquired Estates at Millenia, a 297-unit apartment community located in Orlando, Florida, and the seven-acre development site adjacent to the Estates at Millenia approved for the development of 403 apartment units and known as Estates at Millenia - Phase II.

Consideration for the purchase consisted of:

•

For the Estates at Millenia Property, a total of $43.2 million, consisting of approximately $29.1 million in cash to pay off the existing loan and shares of our common stock valued at approximately $14.1 million;

•

For the Estates at Millenia-Phase II, 100,000 shares of Class A preferred stock having an aggregate liquidation preference of $10.0 million, valued at approximately $9.3 million as of the acquisition date based on a valuation performed by us of the stock. On March 14, 2013, we issued an additional 35,804 shares of Class A preferred stock having an aggregate liquidation preference of $3.6 million, as additional consideration to the seller equal to the amount of certain development costs incurred by the seller up to the date of contribution. This issuance of shares of Class A preferred stock was the only change to the amount of our capital stock outstanding from December 31, 2012 to the date of this prospectus. Upon receipt of the final certificate of occupancy for the development property, we will issue to the seller an additional number of shares of Class A preferred stock equal to 20% of the increase in value of the property (as defined) based on a valuation performed us. We valued the contingent consideration at $356,000 and the Class A preferred stock at $3,318,315 for a total of $3,674,315, which is included as acquisition consideration payable in preferred stock in the accompanying consolidated balance sheets as of December 31, 2012.

At the closing of the foregoing acquisition, we entered into a new $35.0 million mortgage loan secured by the Estates at Millenia that matures on December 2, 2013 unless extended for one additional one-year period subject to the payment of an extension fee and the satisfaction of certain conditions.

Venetian—On February 19, 2012, we acquired Venetian, one of our Land Investments, from an insolvent developer after construction began through the completion of foreclosure proceedings on a previously acquired delinquent loan. The property is carried at $11 million including land, site work, and improvements. The project is not expected to start before 2014.

2012 Disposition

The Estates at Mill Creek—On November 16, 2012, we completed the sale of The Estates at Mill Creek, an apartment community located in Buford, Georgia. The consideration for the disposition was $27.5 million, including approximately $8.4 million cash and the assumption by the buyer of a $19.1 million mortgage loan that bears interest at a fixed rate of 4.67% per annum and matures on November 1, 2020. The sale resulted in a gain to the company of approximately $2.2 million. The proceeds of this sale were primarily used to acquire Westmont Commons, as described below.

2011 Acquisitions

The Trails of Signal Mountain—On May 26, 2011, we acquired The Trails of Signal Mountain, a multifamily apartment community located in Chattanooga, Tennessee. The Trails of Signal Mountain contains 172 apartment units in 12 two- and three-story garden-style apartment buildings on seven acres of land. The purchase price of $12.0 million was comprised of a mortgage note payable of approximately $8.3 million plus cash of approximately $3.7 million.

Fontaine Woods—On May 9, 2011, through a joint venture, we acquired a 70% ownership interest in Fontaine Woods, a multifamily apartment community located in Chattanooga, Tennessee. Fontaine Woods contains 263 apartment units. The total purchase price paid by the joint venture entity was $13.0 million, which was comprised of a mortgage note payable of $9.1 million plus cash of $3.9 million. On March 1, 2013, we completed the sale of our 70% interest in Fontaine Woods to our joint venture partner. The results of operations for Fontaine Woods have been reported as discontinued operations for all periods presented. See “2013 Acquisition and Disposition.”

Post Oak—On July 28, 2011, we acquired Post Oak, a multifamily apartment community located in Louisville, Kentucky. Post Oak contains 126 apartment units in 19 three story residential apartment buildings located on five acres of land. The purchase price of approximately $8.3 million was comprised of a mortgage note payable of approximately $5.3 million plus cash of $3.0 million.

Mercé Apartments—On October 31, 2011, we acquired Mercé Apartments, a multifamily apartment community located in Dallas, Texas. Mercé Apartments contains 114 garden-style apartment units in six one- and three-story residential buildings on three acres of land. The purchase price of $8.1 million was comprised of a mortgage note payable of $5.5 million plus cash of approximately $2.6 million.

The Beckanna on Glenwood—On October 31, 2011, we acquired The Beckanna on Glenwood, a multifamily apartment community located in Raleigh, North Carolina. The Beckanna on Glenwood contains 254 garden-style apartment units in one eight-story residential building located on seven acres of land. The property was purchased subject to a non-cancelable operating ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten-year periods. The purchase price of approximately $9.4 million was comprised of a mortgage note payable of approximately $6.4 million plus cash of $3.0 million.

Park at Fox Trails—On December 6, 2011, we acquired Park at Fox Trails, a multifamily apartment community located in Plano, Texas. Park at Fox Trails contains 286 garden-style apartment units in 45 one- and two-story residential buildings on 16 acres of land. The purchase price of approximately $21.2 million was comprised of a mortgage note payable of approximately $15.0 million plus cash of approximately $6.2 million.

Terrace at River Oaks—On December 21, 2011, we acquired Terrace at River Oaks, a multifamily apartment community located in San Antonio, Texas. Terrace at River Oaks contains 314 garden-style apartment units in 77 two-story residential buildings on 24 acres of land. The purchase price of approximately $20.4 million was comprised of a mortgage note payable of $14.3 million plus cash of approximately $6.1 million.

2013 Acquisition and Disposition

Subsequent to the year ended December 31, 2012, we completed the sale of one and acquired one multifamily apartment community. These transactions are described below.

Fontaine Woods—On March 1, 2013, we completed the sale of our 70% ownership interest in Fontaine Woods, an apartment community located in Chattanooga, Tennessee. The consideration for our 70% ownership interest was $10.5 million, including $4.0 million of cash. The sale resulted in a gain to the company of approximately $1.6 million. The proceeds of this sale were primarily used to acquire Vintage at Madison Crossing, as described below.

Vintage at Madison Crossing—On March 4, 2013, we acquired Vintage at Madison Crossing, a 178-unit multifamily community consisting of 12 buildings in Huntsville, Alabama. The purchase price of $15.3 million was comprised of a new mortgage of $11.4 million plus cash of $3.9 million.

Historical Results of Operations

Comparison of Years Ended December 31, 2012 to December 31, 2011

	Years ended December 31,
	2012	2011	Change	%
Total revenue	$21,410,982	$11,949,569	$9,461,413	79.2

Property operations	9,066,921	3,955,637	5,111,284	129.2
Real estate taxes and insurance	2,932,135	1,572,455	1,359,680	86.5
General and administrative	3,801,687	763,572	3,038,115	397.9
Depreciation and amortization	7,522,182	3,883,315	3,638,867	93.7
Asset impairment losses	—	413,726	(413,726)	(100.0)
Provision for loan losses	—	59,461	(59,461)	(100.0)
Acquisition and recapitalization costs	2,336,050	1,390,069	945,981	68.1

Total expenses	25,658,975	12,038,235	13,620,740	113.1

Loss from operations	(4,247,993)	(88,666)	4,159,327	4,691.0
Interest expense (net)	(6,553,778)	(2,594,123)	3,959,655	152.6
Income from unconsolidated joint venture	45,739	43,381	2,358	5.4

Loss from continuing operations	(10,756,032)	(2,639,408)	8,116,624	307.5
Income (loss) from discontinued operations including gain from sale of rental real estate property	2,204,772	(1,158,848)	3,363,620	290.3

Net loss	(8,551,260)	(3,798,256)	4,753,004	125.1
Noncontrolling interests	1,708,734	377,330	1,331,004	352.7
Accretion of preferred stock and preferred units	(375,482)	—	375,482	—

Net loss attributable to common stockholders	$(7,218,008)	$(3,420,926)	$3,797,082	111.0

Our focus throughout 2012 and 2011 was increasing pricing where possible through our revenue management system, while maintaining strong physical occupancy. Through these efforts, weighted average effective rent per unit and weighted average physical occupancy increased during both comparative periods. During the year ended December 31, 2012, the weighted average effective rent per unit for our same store properties increased to $814 per unit from $803 per unit for the year ended December 31, 2011. Occupancy of our same store properties as of December 31, 2012 and 2011 was 93.3% and 93.1%, respectively.

We define “same store” properties as those that we owned and operated for the entirety of both periods being compared, except for properties that are in the construction or lease-up phases, or properties that are undergoing significant redevelopment. We move properties previously excluded from our same store portfolio for these reasons into the same store designation once they have stabilized or the redevelopment is complete. For newly constructed or lease-up properties or properties undergoing significant redevelopment, we consider a property stabilized at the earlier of (i) attainment of 90% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment. For comparison of the year ended December 31, 2012 and 2011, the same store properties included properties owned since January 1, 2011, excluding our Land Investments. No other properties owned since January 1, 2011 were under construction or redevelopment.

The weighted average effective rent per unit for the entire portfolio for the year ended December 31, 2012 was $784 reflecting our entry into middle markets with lower rent price points. These markets have strong economic and demographic fundamentals, which we believe should allow for improved operating trends in the future. However, no assurance can be given that such improvement will occur. The occupancy of our properties, excluding our Land Investments, owned as of December 31, 2012 and 2011 was 94.1% and 93.8%, respectively.

Net income (loss) applicable to Common Stockholders

There was an approximate $3.8 million increase in our net loss attributable to common stockholders for the year ended December 31, 2012 over the net loss attributable to common stockholders incurred for the year ended December 31, 2011. The following is a discussion of changes from period to period of the material components of our results of operations.

Revenue

Rental revenue for the year ended December 31, 2012 was approximately $21.2 million, an increase of approximately $10.4 million or 95.2%, from the year ended December 31, 2011 due primarily to: (i) the acquisition of two multifamily communities added to our portfolio in 2012; (ii) a full year of operations of the six multifamily communities added to our portfolio in 2011 and (iii) an increase in average effective rent per unit. In addition, advisory fee revenue decreased by approximately $0.9 million to approximately $0.2 million for the year ended December 31, 2012 from approximately $1.1 million for the same period in the prior year. This reduction in advisory fees reflects the decrease in the number and value of assets under management for properties which were not contributed in the recapitalization. We do not expect advisory fees to contribute meaningfully to our operating revenue in the future.

Property Operations Expense

Expenses from property operations include property-level costs including, without limitation, compensation costs for property-level personnel, repairs and maintenance, utilities and landscaping. Expenses from property operations for the year ended December 31, 2012 were approximately $9.1 million, an increase of approximately $5.1 million, or 129.2%, from the year ended December 31, 2011 due primarily to (i) a full year of operations of the six multifamily communities added to our portfolio in 2011 ($4.2 million), (ii) increases in same store expenses ($0.5 million) related to additional staffing and turnover costs associated with bringing management in house and increased occupancy, (iii) expenses from two multifamily communities purchased in 2012.

General and Administrative Expense

General and administrative expense increased 397.9%, from approximately $0.8 million for the year ended December 31, 2011 to approximately $3.8 million for the year ended December 31, 2012. The increase in general and administrative expense is attributed primarily to growth in the number of corporate personnel needed to acquire, manage and maintain the increased number of properties that were acquired during the third and fourth quarters of 2011 and in 2012, increased professional fees primarily attributable to the audit of our financial statements and increased overhead from being a wholly self managed and advised company after the recapitalization. General and administrative expenses include the costs associated with corporate management, including executive officers, acquisition and corporate development staff and functions. We expect general and administrative expense, including accounting and legal fees, to increase in future periods as we incur additional public company expenses.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2012 was approximately $7.5 million, an increase of approximately $3.6 million from the year ended December 31, 2011, primarily due to (i) the acquisition of two multifamily communities added to our portfolio in 2012; and (ii) a full year of depreciation on the six multifamily communities added to our portfolio in 2011. The 2012 amount includes amortization of $2.0 million for the in-place leases capitalized in connection with the acquisition of each asset as compared to $1.2 million for the year ended December 31, 2011 as 64% of the units purchased were acquired during the last two months of 2011 (24% in the last month) and, therefore, most of the related in-place lease costs had not yet been amortized as of December 31, 2012. As a result, the majority of the amortization from these properties acquired during 2011 is reflected in the amortization expense for the year ended December 31, 2012.

Asset Impairment Losses

The carrying value of the loan to Venetian Ft. Myers Associates, LLLP was $11.0 million as of December 31, 2011, reflecting an impairment loss of approximately $59,000 recorded in 2011. Venetian is located in southwest Florida, which experienced substantial price depreciation over the last few years. Due to the aforementioned weakness in pricing, an appraisal was obtained to determine the net realizable value of the loan at the balance sheet date. Recently, demand in this market has improved and we expect to begin development of the property in the next few years. On February 19, 2012, BREF Venetian, LLC, as the lender, completed foreclosure proceedings on Venetian Ft. Myers Associates, LLLP and took possession of the underlying property, The Venetian. The $11.0 million carrying value of the loan as of December 31, 2011 was the carrying value of the property at the time of possession, which also equaled the appraised value. This amount is included in Land Held for Future Development as of December 31, 2012 in the accompanying consolidated balance sheets.

For investment properties, specifically Estates at Maitland, Midlothian Town Center—East and Oak Reserve at Winter Park, management recorded impairment losses in 2011 of $0.4 million, in order to adjust land, buildings, improvements and other capitalized costs of impaired properties to their fair value. Fair values were determined using internally developed valuation models and property appraisals performed by MAI certified independent appraisers. Prior to our recapitalization transaction, we were required by our governing documents to obtain appraisals of each of our properties on an annual basis. Following our recapitalization transaction, to determine fair value, we use appraisals, internal estimates, and discounted cash flow calculations to indicate a potential impairment and then obtain third-party appraisals to further analyze any potential impairment. Appraisals performed are generally consistent with our internally generated valuations, and we do not adjust appraisals in arriving at the fair value of a property.

Estates at Maitland and Midlothian Town Center—East are both pre-development mixed use multifamily projects with a small retail component. The projects are located in Maitland, Florida and Midlothian, Virginia, respectively. As a result of the general downturn in the national economy and each of these local economies, the redevelopment trend had slowed significantly, the active development was primarily limited to already commenced projects and a significant amount of nearby vacant retail space existed. These factors, coupled with tighter credit standards, which reduced the financing capabilities of potential lenders, placed significant downward pressure on valuations and led to the recorded impairments. Over the past year, demand in each of these markets has improved, and we expect to begin development of each of these properties in the next year.

Oak Reserve at Winter Park is a 142-unit property is located in Winter Park, Florida. The economic downturn had a significant impact on existing developments, and both rental rates and occupancy levels had dropped for residential projects in this market. The surrounding multifamily market had experienced a significant increase in apartment-to-condominium conversions during 2005 to 2007. However, due to a lack of buyers and available financing, many of these converted condominium units had been placed back on the market as rentable units creating an additional supply of units and placing downward pressure on occupancy and rental rates. These factors contributed to reduced valuations and the aforementioned impairments. The market has shown positive trends over the past year and valuations have improved.

Acquisition and Recapitalization Costs

Acquisition expenses are charged to current expense in the period incurred. Our acquisition expenses include direct costs to acquire apartment communities, including real estate commissions, attorney fees, due diligence costs, title searches and title insurance costs. We also paid acquisition fees to related parties in 2011, which are reflected in acquisition expenses.

For the year ended December 31, 2012, acquisition expenses were approximately $0.5 million, compared to $1.4 million for the year ended December 31, 2011, a decrease of approximately 65.2%. The decrease was attributable to our acquisition of two apartment communities during 2012 compared to six apartment communities during 2011.

In connection with the recapitalization, acquisition and recapitalization costs of $2.7 million were incurred during the year ended December 31, 2012, of which $0.9 million was charged against additional paid-in capital and $1.8 million was recorded as acquisition and recapitalization costs.

Interest Expense (Net)

Interest expense (net) increased approximately $4.0 million or 153% in 2012 due to (i) the acquisition of two apartment communities added to our portfolio in 2012 ($0.2 million); (ii) a full year of operations of the six apartment communities added to our portfolio in 2011 ($2.4 million); and (iii) the debt refinancing we completed in 2012 ($1.4 million).

Income (Loss) from Discontinued Operations Including Gain from Sale of Rental Real Estate Property

Income (loss) from discontinued operations including gain from sale of rental real estate property increased approximately $3.4 million or 290% as a result of the gain from the sale of Estates at Mill Creek ($2.2 million) and the inclusion of a full year of operations for Estates of Mill Creek and Fontaine Woods in 2012 ($1.2 million).

Noncontrolling Interests

Noncontrolling interests increased approximately $1.3 million or 353% due to the recapitalization and the resulting noncontrolling interest in the operating partnership.

Accretion of Preferred Stock and Preferred Units

The accretion of preferred stock and preferred units is due to the recapitalization and was recorded as a result of the issuance of the shares of our Class A preferred stock and the operating partnership’s Class B and Class C units.

Liquidity and Capital Resources

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering, at an assumed public offering price of $12.00, which is the midpoint of the price range set forth on the cover of this prospectus, will be approximately $68.0 million (or approximately $78.5 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions of $4.9 million (or approximately $5.6 million if the underwriters exercise their over-allotment option in full) and estimated organizational and offering expenses of approximately $2.1 million payable by us, excluding $1.2 million of offering expenses that we paid prior to December 31, 2012. We will contribute the net proceeds we receive from this offering to our operating partnership in exchange for common units of our operating partnership. We expect our operating partnership will use the net proceeds as set forth in “Use of Proceeds.”

As of December 31, 2012, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, our outstanding indebtedness was $216.2 million, which is comprised of mortgage indebtedness secured by our properties. Of this amount, net of scheduled amortization, $74.9 million matures in 2013, no debt matures in 2014, $9.0 million matures in 2015, and no debt matures in 2016. Our mortgage loan on The Pointe at Canyon Ridge in the principal amount of $26.4 million matures on May 31, 2013. We have submitted an application with preliminary terms to a new lender with respect to the refinancing of The Pointe at Canyon Ridge mortgage with a Fannie Mae multifamily mortgage loan, but have no commitment from such lender. We have received a commitment to refinance the mortgage loan for our Estates at Maitland property. The commitment is for a one year loan at Wall Street Journal prime plus 3.5% with monthly interest only payments for the term of the loan. The loan can be extended at our option in exchange for a 1% fee equal to the committed loan amount. Refinancing of The Pointe at Canyon Ridge and Estates at Maitland is subject to our reaching definitive agreements with the respective lenders. No assurance can be given that we will be able to refinance either loan on favorable terms or at all.

We have entered into binding contracts to acquire the Estates at Wakefield, an apartment community under construction in Wake Forest, North Carolina for a price of $37.3 million and Fountains at New Bern, an apartment community under construction in Charlotte, North Carolina for a price of $34.0 million. Each purchase contract provides for closing, subject to the satisfaction of customary closing conditions, upon completion of the respective property, which for Estates at Wakefield is expected to occur during the fourth quarter of 2013 and for Fountains at New Bern during the third quarter of 2013. While we are seeking permanent financing for such acquisitions, we currently have no commitment for financing of either property nor can there be any assurance that such financing will be procured. Moreover, the proceeds from this offering are not sufficient to finance the acquisition of these properties. If we are unable to procure financing for the acquisition of these properties by the time we are required to close pursuant to the purchase contracts, we may forfeit up to $1.5 million of non-refundable deposits that we have paid under the contracts. See “Risk Factors — If we do not complete the purchase of the apartment communities that we currently have under contract, we will have incurred substantial expenses without our stockholders realizing the expected benefits.”

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to stockholders on an annual basis. We expect that these needs will be met from cash generated from operations and other sources, including proceeds from secured mortgages and unsecured indebtedness, proceeds from additional equity issuances, cash generated from the sale of property and the formation of joint ventures.

Short-Term and Long-Term Liquidity Needs

We expect to pursue acquisitions utilizing a portion of the net proceeds from this offering within the 12 months following the completion of this offering.

Apart from acquisition activities, our short-term liquidity needs will primarily be to fund operating expenses, recurring capital expenditures, property taxes and insurance, interest and scheduled debt principal payments, general and administrative expenses and distributions to stockholders and unit holders. We generally expect to meet our short-term liquidity requirements through proceeds of this offering and net cash provided by operations, and we believe we will have sufficient resources to meet our short-term liquidity requirements. We believe that net cash provided by operations will be adequate to meet the REIT operating requirements in both the short- and the long-term.

Our principal long-term liquidity needs will primarily be to fund additional property acquisitions, major renovation and upgrading projects and debt payments and retirements at maturities. We do not expect that net cash provided by operations will be sufficient to meet all of these long-term liquidity needs. We anticipate meeting our long-term liquidity requirements by using cash and short-term credit facilities as an interim measure, to be replaced by funds from public and private equity and debt offerings, long-term secured and unsecured debt, or joint venture investments. In addition, we may use operating partnership units issued by the operating partnership to acquire properties from existing owners seeking a tax deferred transaction.

We believe that as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements. These sources include the incurrence of additional debt and the issuance of additional equity. However, we cannot assure you that this will be the case. Our ability to secure additional debt will be dependent on a number of factors, including our cash flow from operations, our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Approximately $75.8 million of our mortgage debt will mature during 2013. We plan to use a combination of working capital, refinancing, extensions, payoffs and our credit facility to meet our mortgage maturities. In addition, the mortgage debt for estates at Millenia, which had an outstanding balance of $34.95 million as of December 31, 2012, can be extended for a one percent fee and satisfaction of other conditions.

From January 1, 2013 through April 22, 2013, our long term debt increased by approximately $6.0 million due to (i) our new revolving credit facility entered into on January 31, 2013 (an increase of $13.0 million), (ii) a new mortgage loan entered into in connection with our acquisition of Vintage at Madison Crossing on March 4, 2013 (an increase of $11.4 million), (iii) the repayment of indebtedness on January 31, 2013 for Arbors River Oaks, which property is now included in the borrowing base for the revolving credit facility (a decrease of $9.0 million), and (iv) the repayment of indebtedness for Fontaine Woods, which property was sold on March 1, 2013 (a decrease of $9.1 million) and (v) required principal debt repayments on existing loans (a decrease of $0.3 million).

We believe that our current cash flows from operations, coupled with additional mortgage debt and borrowings under our revolving credit facility, will be sufficient to allow us to continue operations, satisfy our contractual obligations and pay dividends to our stockholders and limited partners of our operating partnership.

Contractual Obligations and Commitments

As of December 31, 2012, we had the following contractual obligations:

	Payment Due By Period
Contractual Obligations	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt obligations(1)	$75,882,068	$11,846,491	$3,454,164	$81,544,091	$172,726,814
Operating lease obligations	985,941	1,724,209	1,742,400	54,987,871	59,440,421
Redemption of noncontrolling interest(2)	7,657,500	—	—	—	7,657,500
Interest payments(3)	7,550,281	7,402,252	6,595,076	6,360,624	27,908,233

Totals	$92,075,790	$20,972,952	$11,791,640	$142,892,586	$267,732,968

(1)	Includes $9.1 million of indebtedness on Fontaine Woods, which was assumed by the buyer upon the sale of the property on March 1, 2013. Excludes (i) $11.4 million of indebtedness on the Vintage at Madison Crossing due in 2023, incurred upon the purchase of the Vintage at Madison Crossings on March 4, 2013; and (ii) $13.0 million of indebtedness under our credit facility entered into on January 31, 2013, which matures on January 31, 2016 and was used for general corporate purposes and to repay in full all amounts outstanding on a mortgage loan secured by Arbor River Oaks that had an outstanding principal balance of $9.0 million as of December 31, 2012.
(2)	See “—Redemption of Noncontrolling Interests” below.
(3)	For variable rate indebtedness, we have assumed that such indebtedness will be paid at the rate in effect on December 31, 2012 for the duration of the obligation. Excludes interest payments on (i) indebtedness secured by the Vintage at Madison Crossing, which bears interest at a fixed rate per annum of 4.19%; and (ii) indebtedness under our credit facility, $9.0 million of which bears interest at a floating rate of six-month LIBOR plus 3.25% and the remaining $4.0 million of which bears interest at a floating rate of three-month LIBOR plus 3.25%

Redemption of Noncontrolling Interests

On June 1, 2012, four of our property owning subsidiaries entered into an agreement with the noncontrolling interest holder of each such subsidiary for the purchase of the noncontrolling interest for total consideration of approximately $7.7 million. Approximately $5.1 million of the consideration was payable on September 15, 2012 and the remaining $2.6 million was payable on December 31, 2012. Such amounts have not yet been paid. The agreement specifies that late payments will be subject to interest at monthly rates ranging from 1.5% to 2.5% of the unpaid amount until paid in full. Since January 1, 2013 we have paid approximately $139,000 per month in interest on this obligation, which will affect our earnings and cash flows until we pay the repurchase price for the noncontrolling interests. Upon payment in full of the outstanding amounts, the noncontrolling interests will automatically be redeemed by the applicable entity and canceled. We intend to pay the approximately $7.7 million purchase price for the noncontrolling interests with proceeds from this offering. See “Use of Proceeds.”

Consolidated Indebtedness to be Outstanding After this Offering

The following table sets forth information with respect to the indebtedness that we expect to have outstanding after the completion of this offering and the deployment of the net proceeds as described under “Use of Proceeds.” Unless otherwise indicated, the interest rate and outstanding balance is as of December 31, 2012.

Property	InterestRate	Origination Date	Amortization (Years)	Number of Months of Interest Only Payments from Origination Date	Maturity Date	Outstanding Balance
Revolving Credit Facility(1)	3.65%	01/31/2013	N/A	All	01/31/2016	$13,000,000
Estates at Millenia(2)	5.75%	12/03/2012	N/A	All	12/2/2013	34,950,000
Estates at Perimeter(3)	4.25%	09/01/2010	30	24	09/01/2017	17,896,524
Lakeshore on the Hill	4.48%	12/14/2010	30	24	01/01/2018	6,834,000
Mercé Apartments(2)	3.14%	10/31/2011	30	24	11/01/2018	5,475,000
Oak Reserve at Winter Park	5.00%	10/30/2010	30	36	10/30/2013	9,712,122
Park at Fox Trails(2)	3.13%	12/06/2011	30	12	01/01/2019	14,968,000
Post Oak(2)	3.39%	07/28/2011	30	24	08/01/2018	5,277,000
Terrace at River Oaks	4.32%	12/21/2011	30	24	01/01/2022	14,300,000
The Beckanna on Glenwood(2)	3.13%	10/31/2011	30	12	11/01/2018	6,369,269
The Estates at Maitland(4)	7.00%	04/02/2012	9	—	05/02/2013	4,126,423
The Pointe at Canyon Ridge(2)(5)	6.00%	06/01/2012	30	—	05/31/2013	26,400,000
The Trails of Signal Mountain	4.92%	05/26/2011	30	24	06/01/2018	8,317,000
Westmont Commons	3.84%	12/13/2012	30	24	01/01/2023	17,920,000
Vintage at Madison Crossing(6)	4.19%	03/04/2013	10	12	04/01/2023	11,437,000

Total(7)						$196,982,338

(1)	We entered into the revolving credit facility on January 31, 2013. The information provided is as of March 31, 2013. The interest rate on credit facility borrowings is the weighted average interest rate on the outstanding balance as of March 31, 2013.
(2)	Variable rate indebtedness. See Note G to the accompanying financial statements for the years ended December 31, 2012 and 2011 for a description of the terms of our variable rate indebtedness. We expect to refinance this indebtedness and have begun discussions with a lender regarding the same, but have not yet received a commitment from the lender. There can be no assurance that we will be able to do the same on more favorable terms or at all.
(3)	We intend to use proceeds from this offering to purchase the 50% equity interest in this property currently owned by our joint venture partner. As part of the transaction we will assume the mortgage of the joint venture and the entity owning the property will be consolidated in our financial statements in future periods.
(4)	We have received a commitment to refinance the mortgage loan for our Estates at Maitland property. The commitment is for a one year loan at an interest rate of Wall Street Journal prime plus 3.5% with monthly interest only payments for the term of the loan. The loan can be extended at our option in exchange for the payment of a 1% fee equal to the committed loan amount.
(5)	We have submitted an application with preliminary terms to a new lender with respect to the refinancing of this indebtedness with a Fannie Mae mortgage loan but have no commitment from such lender. There can be no assurance that we will enter into a definitive loan agreement with such lender.
(6)	This loan was entered into in connection with the purchase of Vintage at Madison Crossing on March 4, 2013. The information provided is as of March 4, 2013.
(7)	Excludes expected mortgage financing for which we have received a lender commitment to partially finance the acquisition of Woodfield Creekstone for $23,250,000. The loan is expected to have a 10-year term and a fixed interest rate of 3.88%. Repayment will be interest only for the first three years, with principal and interest payments based on a 30-year amortization thereafter.

Revolving Credit Facility

On January 31, 2013, our operating partnership entered into a $14.0 million senior secured revolving credit facility for which BMO Harris Bank N.A. is serving as sole lead arranger and administrative agent. We will serve as the guarantor for any funds borrowed by the operating partnership as borrower under the credit facility. The credit facility has a term of three years and allows for borrowings of up to $14.0 million, with an accordion feature that will allow us to increase the availability thereunder by $66.0 million to an aggregate of $80.0 million under certain conditions as additional properties are included in the borrowing base. The Arbors River Oaks property is currently the only property included in the borrowing base. We intend to use the credit facility to reduce or refinance existing indebtedness, finance capital expenditures, finance working capital, finance real estate investments and for general corporate purposes. On January 31, 2013, we borrowed $9.0 million on the credit facility to repay in full the mortgage loan on the Arbors River Oaks property and $1.5 million to fund prepayment penalties, closing costs and other related fees and working capital needs. We borrowed an additional $2.5 million on the credit facility for general corporate purposes. We currently have approximately $1.0 million available under the credit facility.

The credit facility bears interest, at our option, either at a base rate plus a margin of 150 basis points to 225 basis points, depending on our leverage ratio, or at the rate of LIBOR, plus a margin of 250 basis points to 325 basis points, depending on our leverage ratio. The amount available for us to borrow at any given time will be dependent upon certain borrowing base covenants. Initially the borrowing base includes only Arbors River Oaks, and we expect to add additional unencumbered properties to the borrowing base over time.

The credit facility contains customary affirmative and negative covenants and contains financial covenants that, among other things, require us to maintain certain leverage ratios, ratios of earnings before payment or charges of interest, taxes, depreciation, amortization or extraordinary items, or EBITDA, as compared to fixed charges, and minimum tangible net worth. The financial covenants also limit our distributions to 95% of FFO. In addition, it will constitute an event of default under the credit facility if we default on any of our indebtedness that equals or exceeds $10.0 million for non-recourse debt or $5.0 million for recourse debt, including any indebtedness we have guaranteed.

Cash Flows for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Operating activities	$(1,428,243)	$3,044,087
Investing activities	$2,873,320	$(30,488,194)
Financing activities	$2,787,668	$26,531,632

Net cash flow used in operating activities was approximately $1.4 million for the year ended December 31, 2012 compared to net cash provided by operating activities of approximately $3.0 million for the year ended December 31, 2011. The net increase is mainly a result of:

•	Increase in amortization of deferred loan costs by approximately $0.8 million;

•	Increase of approximately $3.6 million in depreciation and amortization;

•	Increase of approximately $2.2 million in the change in accounts payable and accrued expenses, which includes professional fees related to the recapitalization; and

•	Increase of approximately $0.9 million in the change in security deposits and deferred rent;

•	Less: Increase of approximately $4.1 million in the change in prepaid expenses and other assets, which includes professional fees related to this offering; and

•	Less: Increase of approximately $8.1 million in loss from continuing operations.

Net cash provided by investing activities was approximately $3.0 million during the year ended December 31, 2012 compared to net cash used in investing activities of approximately $30.5 million during the year ended December 31, 2011. The increase was primarily the result of the use of approximately $24.5 million during the year ended December 31, 2011 for the acquisition of six properties compared to the use of approximately $4.5 million during the year ended December 31, 2012 for the acquisition of two properties. Also increasing cash provided from investing activities were net proceeds of approximately $7.9 million from the sale of a property held for sale and approximately $0.8 million from the sale of land that was owned by Feldman prior to the recapitalization in the year ended December 31, 2012.

Net cash provided by financing activities was approximately $2.7 million during the year ended December 31, 2012 compared to net cash provided by financing activities of approximately $26.5 million provided during the year ended December 31, 2011. The net reduction in the current year was primarily due to increases in payment of deferred loan costs ($1.3 million), recapitalization costs ($0.9 million), decreases in contributions from partners and members ($26.9 million), and the reduction of cash provided by discontinued operations ($5.3 million); partially offset by an increase in net borrowings under mortgage financing ($4.9 million), private placement of common stock ($2.7 million), a reduction due from related parties ($1.5 million) and a decrease in distributions to partners, members and shareholders ($1.5 million).

On August 7, 2012, we sold an aggregate of 178,333 shares of our common stock in a private placement at a price equal to $15.00 per share to certain individuals with pre-existing relationships with us and members of our senior management team. We conducted the private placement to generate cash for working capital and general corporate purposes and used the net proceeds of $2.7 million for those purposes.

Income Taxes

No provision has been made for income taxes since all of the company’s operations are held in pass-through entities and accordingly the income or loss of the company is included in the individual income tax returns of the partners or members.

We elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 2004. As a REIT, we generally are not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. We believe that we are organized and operate in a manner to qualify and be taxed as a REIT and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a significant impact on the results of operations for the company’s business for the periods shown in the consolidated historical financial statements. We do not believe that inflation poses a material risk to the company. The leases at our apartment properties are short term in nature. None are longer than two years, and most are one year or less.

Although the impact of inflation has been relatively insignificant in recent years, it does remain a factor in the United States economy and could increase the cost of acquiring or replacing properties in the future.

Quantitative and Qualitative Disclosures About Market Risk.

Our future income, cash flows and fair value relevant to our financial instruments depends upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, we are not subject to foreign exchange rate or commodity price risk. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable. All of our financial instruments were entered into for other than trading purposes.

Fixed Interest Rate Debt

As of December 31, 2012, we had approximately $79.3 million of fixed rate mortgage debt, or approximately 46% of our outstanding mortgage debt, which limits our risk to fluctuating interest rates. Though a change in the market interest rates affects the fair market value, it does not impact net income to stockholders or cash flows. Our total outstanding fixed rate mortgage debt had an average effective interest rate as of December 31, 2012 of approximately 4.6% per annum with expirations ranging from 2013 to 2023.

Variable Interest Rate Debt

As of December 31, 2012, we had approximately $93.4 million of variable rate mortgage debt, or approximately 54% of our outstanding debt. As of December 31, 2012, we did not have any interest rate swaps, caps or other derivative instruments in place, leaving the variable debt subject to interest rate fluctuations. The impact of a 1% increase or decrease in interest rates on our variable rate mortgage debt would result in a decrease or increase of annual net income of approximately $934,000, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2012, we do not have any off-balance sheet arrangements that have had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures. We own interests in one joint venture, which is accounted for under the equity method as we exercise significant influence over, but do not control, the investee.

Non-GAAP Financial Measures

In this prospectus, we disclose and discuss funds from operations, or FFO, core funds from operations, or Core FFO, and net operating income, or NOI, all of which meet the definition of “non-GAAP financial measure” set forth in Item 10(e) of Regulation S-K promulgated by the SEC. As a result we are required to include in this prospectus a statement of why management believes that presentation of these measures provides useful information to investors.

None of FFO, Core FFO and NOI should be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance; however, we believe that to understand our performance further, FFO, Core FFO and NOI should be compared with our reported net income or net loss and considered in addition to cash flows in accordance with GAAP, as presented in our consolidated financial statements.

Funds from Operations and Core FFO

FFO is defined by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (computed in accordance with GAAP), excluding gains (losses) from sales of property (and impairment adjustments), plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values have historically risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from—or “adds it back” to—GAAP net income. We consider FFO to be useful in evaluating potential property acquisitions and measuring operating performance. FFO does not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO to be an alternative to net income as a reliable measure of our operating performance; nor should you consider FFO to be an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO does not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REITs might not be comparable to our calculation of FFO.

Management believes that the computation of FFO in accordance with NAREIT’s definition includes certain items such provision for loan losses, prepayment penalty on early payment of debt, as acquisition costs and costs relating to our recapitalization transaction that are not indicative of the results provided by our operating portfolio and affect the comparability of our period-over-period performance with other multifamily REITs. Specifically, the provision for loan losses reflects the loss on a mortgage loan held by Trade Street Company, which loss was included in loss from continuing operations, was non-recurring and is akin to an impairment loss on a real estate asset. Recapitalization costs and the prepayment penalty on early repayment of debt are one-time, non-recurring charges related to the recapitalization described elsewhere in this prospectus. Accretion to preferred stock and preferred units is a one-time charge associated with the balance sheet classification of preferred stock and preferred units at December 31, 2012 as temporary equity, which charge is non-recurring due to amended terms of these instruments which is expected to result in reclassification of such items as permanent equity in the first quarter of 2013. Management believes that it is helpful to investors to add back non-recurring items to arrive at our Core FFO.

The following table sets forth a reconciliation of FFO and Core FFO for the periods presented to net loss, as computed in accordance with GAAP (amounts in thousands):

	Years Ended December 31,
	Pro Forma	Historical
	2012	2012	2011
Net loss	$(16,165,020)	$(8,551,260)	$(3,798,256)
Net loss allocated to noncontrolling interests	1,570,411	1,708,734	377,330
Accretion of preferred stock and preferred units	(375,482)	(375,482)	—

Net loss attributable to common stockholders	(14,970,091)	(7,218,008)	(3,420,926)
Depreciation and amortization of real estate assets	15,544,682	7,522,182	3,883,315
Asset impairment losses	—	—	413,726
Depreciation and amortization of real estate assets of discontinued operations	—	1,030,538	1,960,300
Gain on sale of discontinued operations	—	(2,182,413)	—
Depreciation and amortization of real estate assets of unconsolidated joint venture	—	390,983	475,155
Net loss allocated to noncontrolling interests	(1,570,411)	(1,708,734)	(377,330)

FFO attributable to common stockholders	(995,820)	(2,165,452)	2,934,240
Provision for loan losses	—	—	59,461
Prepayment penalty on early repayment of debt	269,479	269,479	—
Accretion of preferred stock and preferred units	375,482	375,482	—
Acquisition costs including discontinued operations	—	484,591	1,862,069
Recapitalization costs	1,851,459	1,851,459	—

Core FFO attributable to common stockholders	$1,500,600	$815,559	$4,855,770

Net Operating Income

We believe that net operating income, or NOI, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization as well as property management fees paid to third parties, as such fees were paid prior to the recapitalization and will not be incurred in the future, as we are now self-administered and self-managed. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non-same store basis because NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses. In addition, our historical results for 2012 and 2011 reflect NOI from discontinued operations as we owned and managed these properties during the majority of the periods presented. We have included the NOI of our unconsolidated joint venture as we have a binding contract to purchase the 50% interest we currently do not own in conjunction with this offering, see “Use of Proceeds.”

However, NOI should only be used as an alternative measure of our financial performance. The following table reflects same store and non-same store contributions to consolidated NOI together with a reconciliation of NOI to net loss:

	Year ended December 31,
	Pro Forma	Historical
	2012	2012	2011
Net Operating Income (“NOI”):
Same Store	$6,525,907	$5,659,195	$5,251,778
Non-Same Store and other	12,284,128	7,963,826	3,719,327

Total NOI(1)	18,810,035	13,623,021	8,971,105

Unconsolidated joint venture property NOI	—	(866,712)	(905,225)
Discontinued operations NOI	(2,498,013)	(2,498,013)	(2,304,674)
Property management fees paid to third parties	(706,358)	(621,350)	(351,000)
Deferred portion of ground lease amortization	(415,000)	(415,000)	(69,000)
Advisory fees from related party	189,980	189,980	1,080,271
General and administrative	(4,556,374)	(3,801,687)	(763,572)
Depreciation and amortization	(15,544,682)	(7,522,182)	(3,883,315)
Asset impairment losses	—	—	(413,726)
Provision for loan losses	—	—	(59,461)
Acquisition and recapitalization costs	(1,851,459)	(2,336,050)	(596,545)
Acquisition fees from related parties	—	—	(793,524)
Interest income	77,095	77,095	5,633
Interest expense	(9,670,244)	(6,630,873)	(2,599,756)
Income from unconsolidated joint venture	—	45,739	43,381

Loss from Continuing Operations	(16,165,020)	(10,756,032)	(2,639,408)
Discontinued operations	—	2,204,772	(1,158,848)

Net Loss	(16,165,020)	(8,551,260)	(3,798,256)
Loss Allocated to noncontrolling interests	1,570,411	1,708,734	377,330
Accretion of preferred stock and preferred units	(375,482)	(375,482)	—

Loss attributable to common stockholders of Trade Street Residential, Inc.	$(14,970,091)	$(7,218,008)	$(3,420,926)

(1)	Historical amounts include discontinued operations and our 50% share of the unconsolidated joint venture that owns our Estates at Perimeter property. Pro Forma amounts include 100% of the Estates at Perimeter, as we intend to purchase the remaining 50% equity interest from our joint venture partner with proceeds from this offering. See “Use of Proceeds.”

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for interim and annual periods beginning after December 15, 2012 and early adoption is permitted. We have early adopted ASU 2013-02 for the annual period ended December 31, 2012. The adoption of ASU 2013-02 did not have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 in order to defer only those changes in ASU 2011-05, which is discussed below, that relate to the presentation of reclassification adjustments. No other requirements in ASU 2011-05 were affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-12 is effective for us in fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-12 for the year ended December 31, 2012 did not have a significant impact on the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet Disclosures relating to Offsetting Assets and Liabilities. ASU 2011-11 amended ASC 210, Balance Sheet, to facilitate the comparison between disclosure guidance in GAAP and International Financial Reporting Standards, or IFRS. The amendments will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendment is to be applied retrospectively for all comparative periods presented and is effective for annual periods beginning after January 1, 2013. The company does not believe the future adoption of ASU 2011-11 will have a significant impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of stockholders’ equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of ASU 2011-5 did have a significant impact on the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards. ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the consolidated financial statements of the company.

OUR INDUSTRY AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this section has been obtained from the Census Bureau, and other industry sources where specifically noted. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. Any forecasts included in this section are based on various assumptions, all of which are subject to change without notice. In addition, any projections obtained from the Census Bureau that we have included in this prospectus have not been expertized and are, therefore, solely our responsibility. If you purchase our common stock, your sole recourse for any alleged or actual inaccuracies in the forecasts and projections used in this prospectus will be against us.

Industry Overview

Strong fundamentals have supported continued growth in the multifamily industry since the housing crisis of 2008. Among these underlying themes are (i) a decreasing shift in home ownership rates, (ii) a population increase of the “echo boomer” class (those born after 1977 and before 1997) whose characteristics support a rent versus own lifestyle, (iii) a lack of supply of multifamily product offset by a growing increase in demand and (iv) a shift in migration trends into the southeastern United States, including Texas. Given these ongoing trends, we believe the multifamily industry and, in particular, the markets in which we focus, will continue to grow and support our competitive business strategy as a publicly traded REIT.

Decrease in Home Ownership Rates

With drastic decreases in home values and a lack of evidence supporting the “bottoming out” of that trend, renting has been and continues to be an attractive option for all adult age groups. Even with mortgage rates at historic lows, continued high unemployment and lower wages have coupled with stricter prerequisites and higher down payment requirements on homes to further entice individuals to rent rather than own. Additionally, the effects of the recession on the housing market have left a lasting mark on current, previous, and most notably, potential home owners who experienced the effects of the housing crises on personal wealth and home values. The effects of the housing crisis on home ownership rates are illustrated below, showing a significant decline from a high of 69% during the housing boom to a current low of 66%. Given this current environment and its downward effect on home ownership rates, it is our belief that these historically low percentages will continue to support demand for the multifamily product.

Echo Boomer Effect

Echo boomers (those born after 1977 and before 1997) are the largest generation in U.S. history since the baby boomers (those born after 1946 and before 1965). Highly educated and career driven, echo boomers’ lifestyle choices continue to support a rent versus own lifestyle as many seek social atmosphere and delay having families to focus on their careers. Many echo boomers also witnessed their parents, families and friends lose a considerable amount of personal wealth during the housing crisis. Additionally, the rise in student loan debt (which rose to over $900 billion as of June 30, 2012 and continues to rise today) among this generation discourages individuals from layering mortgages on top of their student debt.

With these factors coming into play, the home ownership rate among echo boomers is low and declining, falling from 41.8% in 2006 to 36.8% in 2010 according to the Census Bureau. Given an echo boomer population of approximately 65 million (and growing), their growing influence on renting rather than owning is proving to play a significant role in supporting a strong multifamily industry. As the figure below illustrates, the echo boomer population has steadily increased since 2000 following a leveling-off effect from the baby boomer generation.

Lack of Supply of the Multifamily Product

With the onset of the 2008 recession and the accompanying housing crisis, a lack of demand for housing and a freeze on credit commenced, leaving multifamily developers unable to attain the capital needed to begin or complete construction. Furthermore, as the country began to experience a shifting trend from home ownership to renting, a lack of supply of the multifamily product soon occurred. Ultimately, this led to favorable economic and demographic conditions for the multifamily industry as property owners experienced historically low vacancy levels (illustrated below) and the ability to raise rents at higher rates than inflation.

As the chart below illustrates, the recession’s effects on the overall economy have caused multifamily development to reach historic lows since 2006 while the total number of households in the U.S. continues to increase.

This increase in the number of households, coupled with a shift in preference from home ownership to renting, has led to high occupancy rates and favorable cash flow at the property level. We believe our properties and our pipeline of acquisitions and development properties will serve as “best in class assets” with strong demand that will support high rents and occupancy.

Multifamily building permits are also currently being issued at levels substantially below historical levels (illustrated below). According to the Census Bureau, in 2011 the number of multifamily permits was approximately 43% of the number in 2005 (the peak year over the past decade), while trends over the past three years continue to fall well below this decade’s average of 332,000 permits per year. Continued tightening of new construction financing will likely result in a limited supply of new apartment units. Reduced levels of new apartment construction, coupled with increased demand for rental apartment units, should permit us to maintain high occupancy rates at our apartment communities and to increase our rents.

Favorable Migration Trends

Further supporting our business strategy are domestic migration trends that show states in the southeastern U.S. experiencing the most drastic increases in population since 2010. As the figure below shows, many of our targeted markets, including Texas, Florida, North Carolina and Tennessee, are set to benefit most from migration trends to their respective states. These benefits include, but are not limited to, (i) a larger workforce, (ii) diversification of skill sets and (iii) perhaps most importantly, capital. Conversely, a majority of the states representing the bottom ten in migration trends in areas with historically high costs of living such as New York, California, Connecticut and New Jersey, which seems to suggest a trend in migration to more affordable, job growth oriented economies in our target markets.

Net Domestic Migration by State

2010 - 2011

Top Ten States

State	2011
Texas*	145,315
Florida*	118,756
North Carolina*	41,033
Washington	35,166
Colorado	31,195
South Carolina	22,013
Tennessee*	20,328
Georgia*	17,726
Virginia*	15,538
Oregon	13,636

Source: U.S. Bureau of the Census

*	Denotes Trade Street target markets

Net Domestic Migration by State

2010 - 2011

Bottom Ten States

State	2011
Nevada	(11,113)
Indiana	(11,412)
Missouri	(11,831)
Connecticut	(16,848)
Ohio	(44,868)
New Jersey	(54,098)
Michigan	(57,234)
California	(65,705)
Illinois	(79,458)
New York	(113,757)

Source: U.S. Bureau of the Census

As is illustrated below, our markets have not only harbored these trends recently, but over the past decade as well. This demonstrates their ability to maintain positive net migration through both economic recessions and growth, and stands as a testament to their long-term growth and stability.

Net Domestic Migration by State 2001 - 2009 Top Ten States

State	2001 - 2009
Florida*	1,154,213
Texas*	838,126
Arizona	696,793
North Carolina*	663,892
Georgia*	550,369
Nevada	361,512
South Carolina*	306,045
Tennessee*	259,711
Washington	239,037
Colorado	202,735

Source: New Geography.com/U.S. Census Bureau

*	Denotes Trade Street target markets

Many of our target markets have adopted government policies designed to attract fields such as biomedicine, software, trade and manufacturing, which have historically produced healthy and steady economic growth. Cities such as Chattanooga, Tennessee, in which Volkswagen and Komatsu have built manufacturing plants and offices, Spartanburg-Greenville, South Carolina, in which BMW has built an assembly plant, and Memphis, Tennessee, home to FedEx’s corporate headquarters, have all benefited from aggressive pro-business government policies that have attracted corporations seeking lower-tax and less regulated environments. These corporations provide a major attraction to a highly skilled workforce that, in return, supports local economies and drives demand for multifamily product within those markets.

Conclusions

Our business is focused on acquiring, managing and developing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. This strategy is supported and solidified by (i) a decreasing shift in home ownership rates, (ii) a population increase of the echo boomer class whose characteristics support a rent versus own lifestyle, (iii) a lack of supply of multifamily product offset by a growing increase in demand and (iv) a shift in migration trends in favor of our target markets. With forecasts indicating a continuation of these trends, we believe that we are well-positioned to perform in this ever-improving industry.

BUSINESS AND PROPERTIES

Overview

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2004.

We currently own and operate apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas, that we consider to have economic drivers that support a strong apartment rental market. We seek to acquire apartment communities in cities experiencing population growth, reduced levels of new housing or apartment construction and stable job markets provided by a diverse mix of employers. We may also opportunistically pursue acquisitions and selective development of garden-style or mid-rise apartment communities that meet our criteria in other geographic regions and markets that possess demographic and other characteristics similar to our existing markets. Our apartment communities are characterized by attractive features including substantial landscaping, well-maintained exteriors and high quality interior finishes, and amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

We believe that economic drivers for multifamily housing in our markets will remain strong for the foreseeable future. Building permits for multifamily housing continue to be issued at levels that are substantially below historical levels. We believe that lending for new apartment construction will continue to be tight, with lenders requiring lower loan-to-value ratios, more recourse from borrowers, including personal or corporate guarantees, and stricter quality standards. Moreover, housing prices have not stabilized in some markets, foreclosure rates remain higher than historical norms and many families are electing to lease apartments rather than own homes. In addition, mortgage financing for single-family homes is more difficult to obtain than prior to the 2008 housing downturn and mortgage crisis. These factors should continue to provide a robust market for apartment rentals, allowing us to maintain high occupancy rates at our apartment communities and to increase rental rates.

Our Operating Properties currently consist of 14 apartment communities containing 3,183 apartment units in Alabama, Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. For the three months ended March 31, 2013 the weighted average physical occupancy rate for our Operating Properties owned as of March 31, 2013 was 93.9% and the weighted average monthly effective rent per occupied apartment unit at those Operating Properties was $817. Our Land Investments consist of four parcels of land that are zoned for multifamily development. Our Land Investments have undergone varying degrees of pre-construction development, such as partial completion of grading, installation of streets and partial development of site and architectural plans; however, we have not begun construction of apartment units on any of the Land Investments. We intend primarily to complete development of our Land Investments in unconsolidated joint ventures with highly-qualified regional and/or national third party developers when market and demographic trends favor the delivery of additional multifamily units in the markets where our Land Investments are located. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. We may also sell one or more of our Land Investments if our board of directors determines such sale is in our best interests. We intend to add scale in our current markets through acquisitions and selective development of new apartment communities. We may also opportunistically pursue acquisitions and selective development of apartment communities in other geographic regions and markets that possess economic, demographic and other characteristics similar to our existing markets.

We are a full service, vertically integrated, self-administered and self-managed corporation with 90 employees currently who provide property management, maintenance, landscaping, construction management and accounting services. Our senior management team consists of Mr. Baumann, our Chairman and Chief Executive Officer, Mr. Lopez, our Chief Financial Officer and Chief Operating Officer, and Mr. Hanks, our Chief Investment Officer. Each member of our senior management team was a principal at Trade Street Capital prior to our recapitalization. Our senior management team has significant experience in acquiring, owning, operating and managing commercial real estate, specifically apartment communities, and has managed our Operating Properties since their acquisitions by us.

Our Strengths

•

Experienced Management Team. Our senior management team, led by Mr. Baumann, our Chairman and Chief Executive Officer, Mr. Lopez, our Chief Financial Officer and Chief Operating Officer, and Mr. Hanks, our Chief Investment Officer, has significant experience in acquiring, owning, operating and managing commercial real estate, specifically apartment communities. Over the last ten years, our senior management team has had the primary responsibility of overseeing the acquisition, ownership and management of 25 multifamily communities consisting of more than 10,000 apartment units in our target markets, including our Operating Properties, since their acquisitions by the Trade Street Funds. Mr. Baumann has developed and/or acquired in excess of $1.0 billion of multifamily residential and other commercial real estate projects over his 25-year career. Mr. Hanks has overseen the acquisition of in excess of 11,600 apartment units with aggregate value of approximately $1.4 billion over his 10-year career. Mr. Lopez has over 10 years of experience serving as the chief financial officer of a public company.

•

Strategic Focus on Markets with Strong Multifamily Housing Fundamentals. Our Operating Properties are located in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. Our existing and target markets are characterized by low unemployment, a diversified base of employers, prospects for continued job growth, lower cost of living and positive net population migration from other states. Our strategic focus on acquiring apartment communities in mid-sized markets with strong economic and demographic drivers differentiates us from the majority of multifamily REITs, who we believe are more focused on select coastal and gateway markets.

•

Attractive Acquisition Opportunities Provided by Extensive Relationships Across the Multifamily Industry. Over the course of their careers, Messrs. Baumann and Hanks have developed an extensive network of relationships with institutional investment managers and private operators and developers throughout the multifamily industry. These relationships provide us access to an ongoing pipeline of acquisition opportunities in our target markets, many of which are “off-market” transactions that do not involve an open competitive bidding process, thereby allowing us to achieve lower acquisition costs. We acquired approximately 90% of our Operating Properties in such off-market transactions.

•

Stable Portfolio of High Quality Properties. Our Operating Properties consist of conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities that typically offer attractive amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

•

Strong Acquisition Pipeline. We continue to see significant selling activity in our targeted sector of the multifamily industry. We have entered into definitive agreements to acquire two apartment communities containing a total of 500 units for an aggregate purchase price of approximately $63 million and two apartment communities currently under construction that are anticipated to contain approximately 496 units for an aggregate purchase price of approximately $71.3 million. Each of these proposed acquisitions is subject to customary closing conditions and we cannot assure you that we will acquire any of the apartment communities that we have under contract. See “Prospectus Summary—Recent Developments—Construction Properties Under Contract.” We are currently evaluating and discussing with three prospective sellers the potential acquisition of apartment communities containing approximately 2,300 units with an estimated aggregate purchase price of approximately $315 million.

We currently do not have binding contracts to acquire any of these properties and can provide no assurance that we will acquire the properties that we are evaluating. We believe that our track record of apartment acquisitions, when combined with a greater access to capital due to our being a listed REIT and our ability to acquire properties on a tax-deferred basis in exchange for common units in our operating partnership, will provide us with numerous additional quality acquisition opportunities in the near term.

Our Business Objectives and Strategies

Our primary business objective is to maximize stockholder value by increasing cash flows at our existing properties, acquiring additional properties in our existing markets and in other strategic markets, and selectively pursuing development opportunities. We intend to achieve this objective by executing the following strategies:

•

Maintain Disciplined Focus on Mid-Sized Markets. We intend to maintain a disciplined investment focus on mid-sized cities and suburban submarkets of larger cities with strong economic and demographic drivers, reduced competition from larger multifamily REITs and limited supply of new housing and apartment construction. We conduct a top down demographic analysis of our target markets that includes review of near-term prospects for job growth given expansion or relocation of major employers, and evaluation of positive net migration trends or recent population increases. We also evaluate new multifamily building permits and construction starts to determine new supply trends.

•

Intensely Manage Our Apartment Communities to Maintain Market Competitiveness and Cost Efficiency. Upon the closing of this offering, we will manage all of our Operating Properties. Our senior management team has a “hands-on” approach to property management, which includes real-time communication with resident managers, frequent property visits, substantial investment in aesthetics and amenities and attention to operating costs. Our senior management team has overseen significant improvements at our Operating Properties that have added landscaping, exterior facelifts, renovation of common areas such as clubhouses and refurbishment of apartment interiors. We believe that by presenting attractive, aesthetically pleasing interiors and exteriors combined with modern amenities, our apartment communities have a competitive edge in our markets compared to other apartment communities owned by lesser capitalized operators.

•

Utilize Our Relationships and Industry Knowledge to Acquire High Yielding Properties in Our Target Markets. We will seek to acquire additional apartment communities in our existing markets in order to build scale, utilizing our acquisition experience and leveraging our local management resources in those markets. We believe adding scale in our existing markets will increase our operating efficiency, produce cost saving, enhance our market knowledge and strengthen our ability to be market leader in each of our markets.

•

Selectively Dispose of Fully Stabilized Assets to Redeploy Capital in Higher Growth Investments. We will actively manage our portfolio to increase cash flow through the sale of fully stabilized assets to redeploy capital into higher yielding investments. We will also actively seek to improve our average age and asset quality in our target markets or exit markets that we deem as non-strategic going forward.

•

Selectively Acquire Development Sites and Utilize our Current Land Investments for the Future Development of Multifamily Communities in Our Target Markets. Our senior management team has extensive experience in developing multifamily properties. We intend to continue utilizing our management team’s knowledge, experience and relationships to increase stockholder value by selectively pursuing development opportunities in our target markets. Primarily, we will seek development opportunities through unconsolidated joint ventures with highly-qualified regional and/or national third party developers in markets where demographic trends favor the delivery of additional multifamily units. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. Our Land Investments were acquired by the Trade Street Funds in anticipation of their future development by the Trade Street Funds and contributed to our operating partnership in the recapitalization.

Our Properties

Currently, our Operating Properties consist of 14 apartment communities. The following table provides certain information, as of March 31, 2013, with respect to our current Operating Properties.

Property Name	Location	Primary Employers(1)	Year Built/ Renovated(2)	Date Acquired	Number of Units	Average Unit Size (Sq. Ft.)	Average Physical Occupancy(3)	Monthly Effective Rent per Occupied Unit(4)
Arbors River Oaks	Memphis, TN	FedEx	1990/2010	06/09/2010	191	1,136	97.4%	$1,021
Estates at Millenia(5)	Orlando, FL	Walt Disney Company	2012	12/03/2012	297	952	84.0%	$1,192
Lakeshore on the Hill	Chattanooga, TN	BlueCross/BlueShield	1969/2005	12/14/2010	123	1,168	86.4%	$876
Mercé Apartments	Addison, TX	Bearing Point Inc.	1991/2007	10/31/2011	114	653	96.1%	$758
Oak Reserve at Winter Park(6)	Winter Park, FL	Walt Disney Company	1972/2007	09/21/2008	142	834	93.5%	$832
Park at Fox Trails	Plano, TX	Bearing Point Inc.	1981	12/06/2011	286	960	95.8%	$779
Post Oak	Louisville, KY	United Parcel Service	1982/2005	07/28/2011	126	847	97.2%	$712
Terrace at River Oaks	San Antonio, TX	USAA	PI: 1982
			PII: 1983	12/21/2011	314	1,015	93.6%	$731
The Beckanna on Glenwood(6)	Raleigh, NC	State of NC Government	1963/2006	10/31/2011	254	729	96.6%	$734
The Estates at Perimeter(7)	Augusta, GA	U.S. Army	2007	09/01/2010	240	1,109	92.4%	$942
The Pointe at Canyon Ridge	Sandy Springs, GA	Delta Airlines	1986/2007	09/18/2008	494	920	96.6%	$660
The Trails of Signal Mountain	Chattanooga, TN	BlueCross/BlueShield	1975	05/26/2011	172	1,185	93.5%	$781
Vintage at Madison Crossing(8)	Huntsville, AL	U.S. Army/Redstone Arsenal U.S. Military	2002	03/04/2013	178	1,047	96.3%	$668
Westmont Commons	Asheville, NC	Mission Valley Health System & Hospital	2003 & 2008	12/12/2012	252	1,009	94.3%	$811

Total/Weighted Average					3,183	992	93.9%	$817

(1)	Represents significant employers by within a 25 mile radius of where the apartment community is located.
(2)	The extent of the renovations included within the term “renovated” depends on the individual apartment community, but “renovated” generally refers to the replacement of siding, roof, wood, windows or boilers, updating of gutter systems, renovation of leasing centers and interior rehabilitation, including updated appliances, countertops, vinyl plank flooring, fixtures, fans and lighting, or some combination thereof.
(3)	Average physical occupancy represents the average for the three months ended March 31, 2013 of the total number of units occupied at each apartment community during the period divided by the total number of units at each apartment community.
(4)	Monthly effective rent per occupied unit is equal to the average of (i) gross monthly rent minus any leasing discounts offered to our tenants for each month in the three months ended March 31, 2013, (ii) divided by the total number of occupied units during each month included in such period. Discounts include concessions, discounted employee units and model units. These discounts may be offered from time-to-time for various reasons, including to assist with the initial lease-up of a newly developed apartment community or as a response to a property’s local market economics. Total concessions for our current Operating Properties for the three months ended March 31, 2013 amounted to approximately $0.5 million. For the three months ended March 31, 2013, excluding discounted employee and model units, the average discount per unit as a percentage of market rent was 6.60%.
(5)	We acquired this newly constructed property in December 2012, and it continues to be in the lease-up phase.
(6)	We are in the process of evaluating third party proposals for the disposition of this property. We currently do not have a binding contract to dispose of this property and, as such, can provide no assurance that we will be able to do so.
(7)	We own a 50% interest in this apartment community through an unconsolidated joint venture. On April 3, 2013 we entered into a contract to purchase the remaining 50% equity interest from our joint venture partner with proceeds from this offering. See “Use Of Proceeds.”
(8)	We acquired this apartment community on March 4, 2013. Physical occupancy and monthly effective rent per occupied unit has been calculated as of and for the month ended March 31, 2013.

In addition, our Land Investments consist of the parcels described in the table below, upon which we anticipate developing apartment communities in the future, when market and demographic trends favor the delivery of additional multifamily units to the markets where the respective Land Investments are located. We intend primarily to complete development of our Land Investments in unconsolidated joint ventures with highly-qualified regional and/or national third party developers when market and demographic trends favor the delivery of additional multifamily units in the markets where our Land Investments are located. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. We may also sell one or more of our Land Investments if our board of directors determines such sale is in our best interests. The estimated completion dates and budgeted costs for the development of our Land Investments have not yet been determined.

Property Name	Location	Potential Use	Number of Planned Units	Acreage
Venetian(1)	Fort Myers, FL	Apartments	436	23.0 acres
Midlothian Town Center—East(2)	Midlothian, VA	Apartments	238	8.4 acres
The Estates at Maitland(3)	Maitland, FL	Apartments	421	6.1 acres
Estates at Millenia—Phase II(4)	Orlando, FL	Apartments	403	7.0 acres

(1)	Venetian was acquired from an insolvent developer after construction began. The site currently has improvements, including a partially completed clubhouse, building pads, roads and utilities on Phase I of the development. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $11.0 million.
(2)	Midlothian Town Center—East is currently approved for 246 apartment units and 10,800 square feet of retail space, including a parking deck structure. The project is currently going through a site plan modification process in Chesterfield County, Virginia that will allow the development of 238 apartment units, 10,800 square feet of retail space and the elimination of the parking deck structure. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $8.2 million.
(3)	The Estates at Maitland is currently approved for a maximum of 300 apartment units and 20,000 square feet of retail space. The City of Maitland, Florida changed its zoning code allowing a higher density in May 2012. The municipal development agreement is currently being modified to include 421 units and 10,000 square feet of retail space. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $10.4 million.
(4)	Estates at Millenia—Phase II is currently approved for 403 apartment units and 10,000 square feet of retail space. The site currently has all utilities. Costs, including the cost of the land, incurred to date as of December 31, 2012 for the property were approximately $12.9 million.

The following table summarizes the physical occupancy rate and the average monthly effective rent per occupied unit for each of the apartment communities we owned as of December 31, 2012 for the years ended December 31, 2012, 2011 and 2010.

	Average Physical Occupancy(1)				Monthly Effective Rent per Occupied Unit(2)
	Year Ended December 31,				Year Ended December 31,
Property	2012	2011	2010		2012	2011		2010
Arbors River Oaks	96.8%	97.9%	96.6	%(3)	$986	$941		$880
Estates at Millenia(4)	78.4%	—	—		$1,180	—		—
Lakeshore on the Hill	93.5%	96.2%	—	(8)	$804	$819		—	(8)
Mercé Apartments	96.3%	— (5)	—	(5)	$741	—	(5)	—	(5)
Oak Reserve at Winter Park	93.0%	94.4%	90.7	%(6)	$809	$774		$764	(6)
Park at Fox Trails	92.4%	— (5)	—	(5)	$777	—	(5)	—	(5)
Post Oak	96.7%	93.7%	—	(5)	$697	$662		—	(5)
Terrace at River Oaks	94.8%	— (5)	—	(5)	$742	—	(5)	—	(5)
The Beckanna on Glenwood	94.9%	— (5)	—	(5)	$723	—	(5)	—	(5)
The Estates at Perimeter	92.3%	93.0%	94.8	%(3)	$972	$961		$971
The Pointe at Canyon Ridge	92.5%	90.2%	90.9	%(7)	$674	$668		$652
The Trails of Signal Mountain	94.7%	95.3%	—	(5)	$753	$777		—	(5)
Westmont Commons(9)	90.9%	—	—		$826	—		—

(1)	Average physical occupancy represents the average, for the period presented, of the total number of units occupied at each property divided by the total number of units at each property.
(2)	Monthly effective rent per unit is equal to the average of (i) gross monthly rent minus any leasing discounts offered (ii) divided by the total number of occupied units.
(3)	We acquired this property in 2010.

(4)	We acquired this newly constructed property in December 2012, and it continues to be in the lease-up phase. Information provided is as of December 31, 2012.
(5)	Properties acquired during the fourth quarter of 2011 have been excluded.
(6)	We acquired this property in September, 2008. The average physical occupancy rate and average monthly revenue per occupied unit for this property as of December 31, 2009 and 2008 were 91.9% and $823, and 74.7% and $839, respectively.
(7)	We acquired this property in October, 2008. The average physical occupancy rate and monthly effective rent per occupied unit for this property as of December 31, 2009 and 2008 were 87.7% and $671 and 86.1% and $622, respectively.
(8)	We acquired this property on December 14, 2010 and 2010 activity was insignificant.
(9)	We acquired this property in December 2012. Information provided is as of December 31, 2012.

The following table summarizes the unit type for each of our currently owned apartment communities.

	Unit Type
Property	1BR	2BR	3BR+
Arbors River Oaks	60	99	32
Estates at Millenia	106	191	—
Lakeshore on the Hill	44	61	18
Mercé Apartments	108	6	—
Oak Reserve at Winter Park	65	69	8
Park at Fox Trails	208	78	—
Post Oak	80	46	—
Terrace at River Oaks	46	167	101
The Beckanna on Glenwood	202	52	—
The Estates at Perimeter	84	120	36
The Pointe at Canyon Ridge	288	206	—
The Trails of Signal Mountain	40	116	16
Vintage at Madison Crossing	40	104	34
Westmont Commons	96	126	30

Total	1,467	1,441	275

Description of Our Operating Properties

Set forth below is information with respect to each of our Operating Properties. As used below, average effective annual rent per occupied unit is equal to the annualized average of (i) gross monthly rent minus any leasing discounts offered (ii) divided by the total number of occupied units. Discounts include concessions, discounted employee units and model units.

Arbors River Oaks

Developed in 1990, Arbors River Oaks is located in the Germantown/Collierville submarket. We acquired this 191-unit property in June 2010. On-site amenities include a swimming pool, gated access, a business center, nine-foot ceilings, private balconies and patios and walk-in closets. Additional information about Arbors River Oaks is included in the property tables above.

The average effective annual rent per unit for the years ended December 31, 2012, 2011 and 2010, was $12,221, $11,292, and $10,558, respectively.

We hold fee simple title to this property. On January 31, 2013, we repaid in full a mortgage loan on the property with a principal balance, as of December 31, 2012, of approximately $9.0 million with borrowings drawn on our revolving credit facility. The property is currently the only property in the borrowing base for our revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for a description of the material terms of the revolving credit facility.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Arbors River Oaks.

For 2012, the real estate tax rate was $7.13 per $100 of valuation and the annual real estate tax on Arbors River Oaks for 2012 was approximately $350,000.

The table below sets forth the following tax-related information as of December 31, 2012 for Arbors River Oaks: (i) federal tax basis, (ii) method of depreciation – straight-line (“SL”) or double declining balance (“DDB”), (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under the Modified Accelerated Cost Recovery System, or MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$14,276,256	SL	27.5 years	1.97% - 3.64%
Land improvements	$321,868	150% DDB	15.0 years	2.95% - 4.50%
Personal property	$309,553	200% DDB	5.0 years	5.76% - 20.00%

Estates at Millenia

Developed in 2012, Estates at Millenia is located in Orlando, Florida. We acquired this property in December 2012. Estates at Millenia is located near the Mall of Millenia and in close proximity to prime shopping, dining and entertainment in Orlando. On-side amenities at Estates at Millenia include a pool with garden and pool deck with an outdoor fireplace, wellness facility and garage parking with private access and apartment entry.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $35.0 million. The loan bears interest at a floating rate per annum of one-month LIBOR plus 4.75%, with a floor of 5.75%. The interest rate as of December 31, 2012 was 5.75%. The loan matures on December 2, 2013 unless extended for one additional one-year period subject to the payment of an extension fee and satisfaction of certain conditions. The loan requires monthly interest payments for the term of the loan. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note. Voluntary prepayment prior to maturity requires us to pay a prepayment premium equal to $174,750.00 plus the amount, if any, by which $1 million exceeds the amount of interest actually paid to the lender prior to the repayment date. Due to the floating interest rate, the balance at the time of maturity cannot be approximated. We expect to refinance this indebtedness and have begun discussions with a lender regarding the same, but have not yet received a commitment from the lender. There can be no assurance that we will be able to do the same on more favorable terms or at all.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Estates at Millenia.

For 2012, the real estate tax rate was $0.02014 per $100 of valuation and the annual real estate tax on Estates at Millenia for 2012 was approximately $103,600.

The table below sets forth the following tax-related information as of December 31, 2012 for Estates at Millenia: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under the Modified Accelerated Cost Recovery System, or MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$39,582,803	SL	27.5 years	0.15% - 3.64%
Land improvements	$630,524	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$1,326,309	200% DDB	5.0 years	5.76% - 20.00%

Lakeshore on the Hill

Lakeshore on the Hill, acquired in December 2010, is located in Chattanooga, Tennessee. The 123-unit property comprises five three story buildings with exterior brick elevations on 12.4 acres. The apartment complex was originally completed in 1970 and prior owners have completed, and the property has experienced, continuous renovations during the years. On-site amenities include a swimming pool, clubhouse, extra storage, fitness center, high speed internet access, laundry facility and playground. Additional information about Lakeshore on the Hill is included in the property tables above.

The average effective annual rent per unit for the years ended December 31, 2012 and 2011 was approximately $10,241 and $9,833, respectively.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of approximately $6.8 million. The loan requires monthly principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.48% per annum and matures on January 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before June 30, 2017, or 1% of the outstanding principal balance for a prepayment occurring from June 30, 2017 to September 30, 2017. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $6.3 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Lakeshore on the Hill.

For 2012, the real estate tax rate was $5.074 per $100 of valuation and the annual real estate tax on Lakeshore on the Hill for 2012 was approximately $140,000.

The table below sets forth the following tax-related information as of December 31, 2012 for Lakeshore on the Hill: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$9,554,925	SL	27.5	1.97% - 3.64%
Land improvements	$2,541	150% DDB	15.0	2.95% - 9.50%
Personal property	$121,544	200% DDB	5.0	5.76% - 20.00%

Mercé Apartments

Developed in 1991, Mercé Apartments is located in Addison, Texas. We acquired this 114-unit property in October, 2011. On-site amenities include controlled access gates and buildings, a swimming pool, a picnic area with barbeque, 24-hour emergency maintenance, nine-foot ceilings, formica granite countertops and stainless steel appliances. Additional information about Mercé Apartments is included in the property tables above.

The average effective annual rent per unit for the year ended December 31, 2012 was approximately $9,025.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $5.5 million. The loan requires monthly interest-only payments for two years and beginning December 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 2.93%, with a floor of 2.93% and a maximum rate of 7.41% per annum which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.142% per annum as of December 31, 2012 and matures on

November 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Mercé Apartments.

For 2012, the real estate tax rate was $2.735 per $100 of valuation and the annual real estate tax on Mercé Apartments for 2012 was approximately $186,000.

The table below sets forth the following tax-related information as of December 31, 2012 for Mercé Apartments: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$5,806,601	SL	27.5 years	1.97% - 3.64%
Land improvements	$324,740	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$454,726	200% DDB	5.0 years	5.76% - 20.00%

Oak Reserve at Winter Park

Developed in 1972, Oak Reserve at Winter Park is located in Winter Park, Florida. The property consists of 19 one and two-story apartment buildings. The project was originally constructed in 1972 and went through a complete retrofitting and extensive renovation by the prior owners from 2006 through mid-year 2007. We acquired this 142-unit property in September 2008. On-site amenities include a state-of-the-art fitness center, a swimming pool, a tennis court, a business center, a clubhouse, private balconies or patios, tile flooring and a washer and dryer in each unit. Additional information about Oak Reserve at Winter Park is included in the property tables above. We are in the process of evaluating third party proposals for the disposition of this property. We currently do not have a binding contract to dispose of this property and, as such, can provide no assurance that we will be able to do so.

The average effective annual rent per unit for the years ended December 31, 2012, 2011 and 2010, was approximately $9,849, $9,293, and $9,173, respectively.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $9.7 million. The loan requires monthly principal and interest payments for the term. It bears interest at a fixed rate of 5.00% per annum and matures on October 30, 2013. We may voluntarily prepay in whole or in part at any time without a fee, premium or penalty as stated in the note. The outstanding balance at the time of maturity will be approximately $9.5 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Oak Reserve at Winter Park.

For 2012, the real estate tax rate was $17.6668 per $100 of valuation and the annual real estate tax on Oak Reserve at Winter Park for 2012 was approximately $98,000.

The table below sets forth the following tax-related information as of December 31, 2012 for Oak Reserve at Winter Park: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$6,602,571	SL	27.5 years	1.97% - 3.64%
Land improvements	—	—	—	—
Personal property	$260,933	200% DDB	5.0 years	5.76% - 20.00%

Park at Fox Trails

Developed in 1981, Park at Fox Trails is located in Plano, Texas. We acquired this property in December 2011. On-site amenities include a basketball court, a swimming pool and hot tub, covered parking, modern appliances, private balconies or patios and spacious walk-in closets. Additional information about Park at Fox Trails is included in the property tables above.

The average effective annual rent per unit for the year ended December 31, 2012 was approximately $9,323.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $15.0 million. The loan requires monthly principal and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 2.92%, with a floor of 2.92% and a maximum rate of 7.41% per annum which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.18% per annum as of December 31, 2012 and matures on January 1, 2019. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Park at Fox Trails.

For 2012, the real estate tax rate was $2.1883 per $100 of valuation and the annual real estate tax on Park at Fox Trails for 2012 was approximately $463,000.

The table below sets forth the following tax-related information as of December 31, 2012 for Park at Fox Trails: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$15,815,974	SL	27.5 years	1.97% - 3.64%
Land improvements	$644,232	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$547,018	200% DDB	5.0 years	5.76% - 20.00%

Post Oak

Developed in 1981 and renovated by the prior owners in 2009, Post Oak is located in Louisville, Kentucky. We acquired this 126-unit property in July 2011. On-site amenities include a picnic area with barbeque, a swimming pool, a clubhouse, pantries, private balconies and patios, mirrored closet doors and extra storage. Additional information about Post Oak is included in the property tables above.

The average effective annual rent per unit for the years ended December 31, 2012 and 2011 was approximately $8,374 and $7,946, respectively.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $5.3 million. The loan requires monthly interest-only payments for two years and principal beginning August 1, 2013 and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 3.18%, with a floor of 3.18% and a maximum rate of 7.41% per annum which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.388% per annum as of December 31, 2012 and matures on August 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Post Oak.

For 2012, the real estate tax rate was $11.4355 per $100 of valuation and the annual real estate tax on Post Oak for 2012 was approximately $94,400.

The table below sets forth the following tax-related information as of December 31, 2012 for Post Oak: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$6,003,762	SL	27.5 years	1.97% - 3.64%
Land improvements	683,865	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$211,016	200% DDB	5.0 years	5.76% - 20.000%

Terrace at River Oaks

Originally developed in 1982 and 1983, Terrace at River Oaks located in San Antonio, Texas. We acquired this 314-unit property in December 2011. On-site amenities include a swimming pool, basketball, tennis and volleyball courts, wood-burning fireplaces, dens and lofts and private balconies and patios. Additional information about Terrace at River Oaks is included in the property tables above.

The average effective annual rent per unit for the year ended December 31, 2012 was approximately $9,032.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $14.3 million. The loan requires monthly interest-only payments for two years and beginning February 1, 2014 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.32% per annum and matures on January 1, 2022. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before June 30, 2021, or 1% of the outstanding principal balance for a prepayment occurring from June 30, 2021 to September 30, 2021. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $12.2 million.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Terrace at River Oaks.

For 2012, the real estate tax rate was $2.7108 per $100 of valuation and the annual real estate tax on Terrace at River Oaks for 2012 was approximately $431,371.

The table below sets forth the following tax-related information as of December 31, 2012 for Terrace at River Oaks: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$12,659,905	SL	27.5 years	1.97% - 3.64%
Land improvements	$1,343,945	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$266,532	200% DDB	5.0 years	5.76% - 20.00%

The Beckanna on Glenwood

Developed in 1963 and significantly renovated by the prior owners in 2007, The Beckanna on Glenwood is located in Raleigh, North Carolina. We acquired this property in October 2011. On-site amenities include a clubhouse featuring billiards, an off-leash dog park, a swimming pool, a fitness center and spacious walk-in closets. Additional information about The Beckanna on Glenwood is included in the property tables above. We are in the process of evaluating third party proposals for the disposition of this property. We currently do not have a binding contract to dispose of this property and, as such, can provide no assurance that we will be able to do so.

The average effective annual rent per unit for the year ended December 31, 2012 was approximately $8,717.

We purchased this property subject to a long-term net ground lease, expiring on March 23, 2055. The lease may be renewed at our option for up to five additional terms of ten years each upon written notice to the landlord no later than 60 days prior to the expiration date of the current term. The current base rent under the lease is $66,000 per month, which base rent increases on every fifth anniversary of the lease term, as described in the lease. Subject to certain limitations set forth in the lease, we have a right of first refusal in the event of a proposed sale of the property or assignment of the lease by the landlord.

The property is subject to a mortgage loan with a principal balance, as of December 31, 2012, of approximately $6.4 million. The loan requires monthly principal and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 2.92%, with a floor of 2.92% and a maximum rate of 7.41% per annum, which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.128% per annum as of December 31, 2012 and matures on November 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Beckanna on Glenwood.

For 2012, the real estate tax rate was 0.9492% per $100 of valuation + $20.00 recycle fee, and the annual real estate tax on The Beckanna on Glenwood for 2012 was approximately $156,000.

The table below sets forth the following tax-related information as of December 31, 2012 for The Beckanna on Glenwood: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$8,225,707	SL	27.5 years	1.97% - 3.64%
Land improvements	$375,138	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$322,222	200% DDB	5.0 years	5.76% - 20.00%

The Estates at Perimeter

The Estates at Perimeter is located in Augusta, Georgia. On-site amenities include a resort-style saltwater swimming pool with a grill station, free Wi-Fi access at the pool and clubhouse, a gourmet coffee bar, detached garages, crown molding, European garden bathtubs and additional storage. Additional information about The Estates at Perimeter is included in the property tables above.

The average effective annual rent per unit for the years ended December 31, 2012, 2011 and 2010, was approximately $11,358, $11,533 and $11,654, respectively.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $18.0 million. The loan requires monthly principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.25% per annum and matures on September 1, 2017. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before February 28, 2017, or 1% of the outstanding principal balance for a prepayment occurring from February 28, 2017 to May 31, 2017. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $16.5 million.

We have a 50% unconsolidated joint venture interest in the entity that owns this property. As such, our unconsolidated joint venture interest is accounted for using the equity method, under which Trade Street Company recognizes its proportionate share of the joint venture’s earnings and losses. On April 3, 2013 we entered into a contract to purchase the remaining 50% equity interest from our joint venture partner with proceeds from this offering. See “Use of Proceeds.” As part of the transaction we will assume the mortgage of the joint venture partner, as described above, and the entity owning the property will be consolidated in our financial statements in future periods.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Estates at Perimeter.

For 2012, the real estate tax rate was $30.082 per $100 of valuation and the annual real estate tax on The Estates at Perimeter for 2012 was approximately $217,000.

The table below sets forth the following tax-related information as of December 31, 2012 for The Estates at Perimeter: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$6,003,767	SL	27.5 years	1.97% –3.64%
Land improvements	$683,865	150% DDB	15.0 years	2.95% –9.50%
Personal property	$211,016	200% DDB	5.0 years	5.76% –20.00%

The Pointe at Canyon Ridge

The Pointe at Canyon Ridge is located in Atlanta, Georgia (Sandy Springs/Dunwoody). The average effective annual rent per unit for the years ended December 31, 2012, 2011 and 2010, was approximately $8,006, $8,013, and $7,825, respectively. On-site amenities include resort-style swimming pools, lighted tennis courts, a car care center, large state-of-the-art fitness center, walk-in closets, private balconies and patios and wood-burning fireplaces. Additional information about The Pointe at Canyon Ridge is included in the property tables above.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of approximately $26.4 million. The loan requires monthly interest-only payments for the term of the loan with the principal being due at the maturity date. It bears interest at a floating rate of LIBOR plus a spread of 4.75%, with a floor of 6.0% that was 6.0% per annum as of December 31, 2012 and matures on May 31, 2013. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date upon the payment of a prepayment premium of $330,000 plus the difference between approximately $1.6 million and the interest paid to the date of prepayment. Due to the floating interest rate, the balance at the time of maturity cannot be approximated. We have submitted an application with preliminary terms to a new lender with respect to the refinancing of The Pointe at Canyon Ridge property with a Fannie Mae multifamily loan but have no commitment from such lender. There can be no assurance that we will enter into a definitive loan agreement with such lender.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Pointe at Canyon Ridge.

For 2012, the real estate tax rate was $0.033836 per $100 for valuation and the annual real estate tax on The Pointe at Canyon Ridge for 2012 was approximately $330,000.

The table below sets forth the following tax-related information as of December 31, 2012 for The Pointe at Canyon Ridge: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$15,529,897	SL	27.5 years	1.97% - 3.64%
Land improvements	$—	—	—	—
Personal property	$1,452,439	200% DDB	5.0 years	5.76% - 20.00%

The Trails of Signal Mountain

Developed in 1971, The Trails of Signal Mountain is located in Chattanooga, Tennessee. We acquired this 172-unit property in May 2011. The property was renovated by the prior owners between 2006 and 2009. The property is directly adjacent to our Fontaine Woods property and benefits from similar market drivers. On-site amenities include a swimming pool, tennis courts, a state-of-the-art fitness center, extra storage, bay windows, hardwood flooring, oversized closets and new and private balconies and patios. Additional information about The Trails of Signal Mountain is included in the property tables above.

The average effective annual rent per unit for the years ended December 31, 2012 and 2011 was approximately $9,404 and $9,329, respectively.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $8.3 million. The loan requires monthly interest-only payments for two years and beginning July 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.92% per annum and matures on June 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before November 30, 2017, or 1% of the outstanding principal balance for a prepayment occurring from November 30, 2017 to February 28, 2018. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $7,705,266.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Trails of Signal Mountain.

For 2012, the real estate tax rate was $5.3937 per $100 of valuation and the annual real estate tax on The Trails of Signal Mountain for 2012 was approximately $187,300.

The table below sets forth the following tax-related information as of December 31, 2012 for The Trails of Signal Mountain: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$10,975,118	SL	27.5 years	1.97% - 3.64%
Land improvements	$841,512	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$287,165	200% DDB	5.0 years	5.76% - 20.00%

Westmont Commons

Developed in two phases in 2003 and 2008, Westmont Commons is located in Asheville, North Carolina. We acquired this property in December 2012. Westmont Commons consists of ten three-story buildings on approximately 17.5 acres. On-site amenities include a clubhouse, fitness and business centers, pool and pet park. We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of December 31, 2012, of $17.9 million. The loan requires monthly interest-only payments for two years and beginning February 1, 2015 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 3.84% per annum and matures on January 1, 2023. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before June 30, 2022, or 1% of the outstanding principal balance for a prepayment occurring from June 30, 2022 to September 30, 2022. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $14,940,284.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Westmont Commons.

For 2012, the real estate tax rate was $0.00945 per $100 of valuation and the annual real estate tax on Westmont Commons for 2012 was approximately $157,500.

The table below sets forth the following tax-related information as of December 31, 2012 for Westmont Commons: (i) federal tax basis, (ii) method of depreciation, (iii) life claimed with respect to the property for purposes of depreciation and (iv) rate of depreciation. Under the Modified Accelerated Cost Recovery System, or MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed	Depreciation Rate
Buildings	$19,964,376	SL	27.5 years	0.15% - 3.64%
Land improvements	$865,996	150% DDB	15.0 years	2.95% - 9.50%
Personal property	$302,011	200% DDB	5.0 years	5.76% - 20.00%

Recent Acquisitions

Vintage at Madison Crossing

Developed in 2002, Vintage at Madison Crossing is located in Huntsville, Alabama. We acquired this property in March 2013. On-site amenities include an executive business center, concierge services, jogging trails and pool pavilion with sundeck.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance as of March 31, 2013 of $11.44 million. The loan requires monthly interest-only payments for two years and beginning May 1, 2014 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.19% per annum and matures on April 1, 2023. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before September 30, 2022, or 1% of the outstanding principal balance for a prepayment occurring from September 30, 2022 to December 31, 2022. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $9,328,667.

Historical Capital Expenditures

For the year ended December 31, 2012, we spent an average of approximately $213 per apartment unit on recurring capital expenditures and approximately $281 per apartment unit on non-recurring capital expenditures.

We categorize capital expenditures as either recurring or non-recurring. Recurring capital expenditures are generally operating replacements which substantially extend the useful life of our properties and which regularly occur in the normal course of operating and maintaining our assets. Our recurring capital expenditures include appliances, carpeting and flooring, window glass replacements, HVAC, kitchen and bath cabinets, roof replacements, site improvements and exterior building improvements. Non-recurring capital expenditures similarly extend the useful life of our properties, but are non-routine, not necessarily required to maintain the condition of our properties, and generally increase the value of our properties. Our revenue enhancing non-recurring capital expenditures include projects such as upgrades to kitchens and bathrooms, conversions of decks and patios to enclosed sunrooms, installations, where possible, of in-unit washers and dryers, and additions of on-site community amenities such as playgrounds or fitness facilities. Our policy is to capitalize costs related to acquisition, development, renovation and non-recurring improvement of properties. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Turnover costs due to normal wear and tear by the residents are expensed as the units are turned. We generally do not incur material costs for leasing our units, and no such costs were capitalized. We had no capitalized costs related to new development for the period presented.

The following table summarizes our total non-recurring and recurring capital expenditures for the year ended December 31, 2012.

	Year ended December 31, 2012
Recurring capital expenditures(1):	Total	Per Unit
Renovations	$—	$—
Other capital expenditures	588,569	213

Total recurring capital expenditures	588,569	$213

Non-recurring capital expenditures(1)(2):
Renovations	291,352	105
Other capital expenditures	486,185	176

Total non-recurring capital expenditures	777,537	$281

Total capital expenditures	$1,366,106	$494

(1)	Excludes capital expenditures with respect to the Estates at Mill Creek and Fontaine Woods property, which we sold on November 10, 2012 and March 1, 2013, respectively.
(2)	Non-recurring capital expenditures of the nature described above typically occur within the first few months of ownership of a property. They are not indicative of future capital expenditures.

Terms of Leases

No tenant at our Operating Properties occupies 10% or more of the rentable square footage, and no business, occupation or profession is carried on at the properties other than our multifamily apartment rental operations.

Residents of each of our apartment communities execute a lease agreement with us. Our leases typically follow standard forms produced by the National Apartment Association or by the state apartment association where the apartment community is located. Under such leases, residents are responsible for payment of monthly rental charges and, depending on the credit risk associated with the resident, may be required to pay an initial security deposit. As a landlord, we are responsible for all real estate taxes, special assessments (if applicable), community-level utilities, insurance on the building improvements, building repairs, and other building operation and management costs. Individual residents are generally responsible for the utility costs of their apartment home and for insuring their personal possessions. Our lease terms range from month-to-month to 18 months, but are generally for terms of approximately one year in duration.

Acquisition Process

In evaluating properties for potential acquisition, our primary consideration is a property’s current and anticipated cash flow, particularly with respect to the cash flow’s adequacy to meet operational needs and other obligations, and its impact on our ability to pay distributions to our stockholders. We also put emphasis on the market in which the apartment community is located and the proximity to employment centers and other economic drivers. We obtain this information from market studies and existing relationships with brokers, other owners and developers of apartment communities located in the apartment market. We also consider other factors, such as:

•	the age, construction quality, condition and design of the property;

•	the potential for increasing the value of the apartment community through selective improvements;

•	the potential for increasing cash flow by means of increasing rental rates and occupancies, as well as reducing operating expenses;

•	the potential for capital appreciation of the property;

•	the growth, tax and regulatory environment of the market in which the property is located;

•	occupancy and demand for the property; and

•	prospects for future sale or refinancing.

Acquisition Criteria

The acquisitions we choose to pursue are based on a series of strict and concise criteria that discourage us from pursuing investments in properties that do not coincide with our overall business plan and strategy. These criteria include generally investing in properties that:

•	are garden-style, multifamily apartments;

•	fall within our target size of 150 to 500 units and are valued, either individually or as a portfolio acquisition, between $10 million and $50 million;

•	are located within close proximity to large and stable employment bases within our target markets and have a high degree of visibility; and

•	are less than ten years old, or can justify an older age based on differentiating and value-added characteristics.

Development

We intend to selectively develop or redevelop properties in our existing or target markets. Our senior management team has substantial experience in developing properties from raw land, and we expect to continue to seek opportunities, dependent upon market conditions, to develop properties for our portfolio, beginning with the planned development of our Land Investments. Our senior management team also has extensive experience acquiring apartment communities that are outdated or suffer from deferred maintenance and have demonstrated an ability to locate such properties in our target markets, acquire them at attractive prices, renovate and upgrade such properties and generate attractive cash yields through increased occupancies and rental rates. We intend to continue to seek development opportunities in our target markets when conditions in those markets favor the delivery of additional multifamily units.

Regulation

Apartment communities are subject to various laws, ordinances and regulations, including regulations relating to common areas, such as swimming pools, activity centers, and recreational facilities. We believe that each of our properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect.

Fair Housing Act

The Fair Housing Act, its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under 18) or handicap (disability) and, in some states, financial capability. A failure to comply with these laws in our operations could result in litigation, fines, penalties or other adverse claims, or could result in limitations or restrictions on our ability to operate, any of which could materially and adversely affect us. We believe that we operate our properties in substantial compliance with the Fair Housing Act.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Independent environmental consultants have conducted Phase I Environmental Site Assessments at all of the properties in our portfolio using the American Society for Testing and Materials, or ASTM Standard E 1527-05 or

Standard E 1527-00. A Phase I Environmental Site Assessment is a report that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the assessed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our properties, or operations and conditions at nearby properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. Moreover, conditions identified in environmental assessments that did not appear material at that time, may in the future result in material liability.

Some of our properties have contained or currently contain, or are adjacent to or near other properties that have contained or currently contain, storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products, pollutants or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be subject to environmental laws regarding, or impacted by contamination arising from the releases of, such petroleum products, pollutants or hazardous or toxic substances. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liabilities.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g. asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. In addition, the properties in our portfolio are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

The cost of future environmental compliance may materially and adversely affect us. See “Risk Factors–Risks Associated with Real Estate.”

Insurance

We carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all of the properties in our portfolio under a blanket insurance policy. We consider the policy specifications and insured limits to be in line with coverage customarily obtained by owners of similar properties and appropriate given the relative risk of loss and the cost of the coverage. However, our insurance coverage may not be sufficient to fully cover all of our losses. There are certain types of losses, such as lease and other contract claims, acts of war or terrorism, acts of God and, in some cases, earthquakes, hurricanes and flooding that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates.

Competition

In acquiring our target properties, we compete with other multifamily residential property sector REITs, income-oriented non-traded REITs, private real estate fund managers and local real estate investors and developers. Local real estate investors and developers, historically, have been our primary competition in our markets.

Employees

As of the date of this prospectus, we employed 90 full-time employees. We believe that our relationships with our employees are stable and positive. None of our employees is represented by a labor union.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business.

Although we are not currently subject to, and we have not in the past been subject to, any legal proceedings that we consider to be material, one of our subsidiaries, TSIA, did receive, in December 2012, a request from the U.S. Department of Labor, or DOL, to produce certain documents and information in connection with an investigation by the DOL of one of the labor union pension funds that invested in one of the funds that contributed assets to us as part of the recapitalization. Our subsidiary has responded to the request by the DOL and intends to cooperate with any further requests.

Although we do not expect the DOL investigation to result in further investigation of, or the initiation of a proceeding against, us or any of our affiliates, we cannot provide any assurance to that effect or that, if such investigation or proceeding were to arise, it would not materially affect our company.

Our Corporate Information

Our principal executive offices are located at 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. Our telephone number is (786) 248-5200. Our website is www.tradestreetresidential.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We will remain an emerging growth company until the earlier of:

•

the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th; and

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

MANAGEMENT

Directors and Executive Officers

Our board of directors consists of seven directors, six of whom we believe qualify as independent within the meaning of the listing standards of the NASDAQ. Each director will serve until the 2013 annual meeting of stockholders at which time his one-year term ends and until his successor has been duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” Our officers serve one-year terms and until their successors are duly elected and qualify at the discretion of our board of directors. The following table sets forth certain information concerning our directors, executive officers and certain other significant employees upon completion of this offering:

Name	Age	Position
Michael Baumann*	55	Chief Executive Officer and Chairman
Bert Lopez*	53	Chief Financial Officer and Chief Operating Officer
Ryan Hanks*	32	Chief Investment Officer
Heather Straub	50	Director of Property Operations
James Boland†	62	Director
Randolph C. Coley†	66	Director
Lewis Gold †	56	Director
David Levin†	57	Director
Mack D. Pridgen III†	63	Director
Sergio Rok†	51	Director

*	Indicates our executive officers
†	Indicates independent directors within the meaning of the NASDAQ listing standards.

Set forth below is biographical information concerning our executive officers and certain other significant employees. There are no family relationships among any of our executive officers or directors.

Michael Baumann has been our Chief Executive Officer and Chairman of our board of directors since our recapitalization in June 2012. Mr. Baumann has served as the chairman of Trade Street Capital, LLC since its formation in December 2009. Mr. Baumann has over 25 years of experience in multiple sectors of the real estate industry, including residential and commercial real estate. Since 1996, Mr. Baumann has been involved in real estate development. Mr. Baumann has been the senior executive in charge of all corporate matters for Trade Street Capital since 1999. Mr. Baumann has focused Trade Street's business on property management, property acquisitions, real estate development and advisory services. A licensed attorney, Mr. Baumann served as general counsel for the Baumann Group of Companies from 1984 through 1995 where he was involved in the acquisition, financing, leasing, construction, and management of a variety of real estate projects. Prior to that time, Mr. Baumann worked as a senior litigation associate with the law firm of Sparber, Shevin, Rosen, Shapo and Heilbronner. Mr. Baumann served as Assistant General Counsel for the Keyes Real Estate Company from 1982 until 1984. Prior to joining the Keyes Real Estate Company, Mr. Baumann began his career as an Associate with the Harris County, Texas District Attorney's office. Mr. Baumann received his B.A. in psychology from the University of Miami in 1979, and his J.D. from South Texas College of Law. Although no longer a practicing attorney or arbitrator, Mr. Baumann is licensed to practice law in Florida and was a licensed arbitrator with the American Arbitration Association of New York. Mr. Baumann’s service as our President and Chief Executive Officer and the Chairman of our board of directors provides a critical link between management and our board of directors, enabling our board of directors to perform its oversight function with the benefit of management’s perspectives on the business. Mr. Baumann also brings extensive experience in the multifamily and real estate industry.

Bert Lopez has been our Chief Financial Officer since our recapitalization in June 2012, and our Chief Operating Officer since November 2012. He has served in the same position with Trade Street Capital, LLC since January 2011. From 1999 through 2010, Mr. Lopez served as Senior Executive Vice President and Chief Financial Officer of BankUnited Financial Corporation, a diversified financial services company with over $15 billion in assets, 80 branches and 1,000 employees, where he was responsible for treasury financial planning and forecasting, accounting, regulatory reporting, investor relations, corporate governance compliance, procurement, information technology, taxes and insurance. During May 2009, Mr. Lopez served as a director of BankUnited Financial Corporation. BankUnited Financial Corporation filed a voluntary petition under Chapter 11 of the federal bankruptcy laws on May 22, 2009 in the United States Bankruptcy Court for the Southern District of Florida as a result of the appointment of the Office of Thrift Supervision as receiver of BankUnited FSB, its wholly-owned subsidiary, on May 21, 2009. On March 2, 2012, the bankruptcy court entered an order confirming the Fourth Amended Joint Plan of Liquidation with respect to BankUnited Financial Corporation, which became effective on March 9, 2012. From 1998 to 1999, Mr. Lopez served as the Director of Global Risk Management Services with PriceWaterhouseCoopers, where he helped manage clients’ balance sheet risk, operational and regulatory risk, as well as their internal audit outsourcing. From 1998 to 1999, Mr. Lopez was with Barnett Banks, a highly successful $42 billion Florida financial institution, where he served as Chief Financial Officer of South Florida before the firm was purchased by Bank of America in 1998. Mr. Lopez began his career as an accountant with Ernst & Young and KPMG from 1982 to 1986. Mr. Lopez received his B.A. in Business Administration and Masters of business administration from the University of Miami. Mr. Lopez also holds an active CPA license with the State of Florida.

Ryan Hanks has been our Chief Investment Officer since our recapitalization in June 2012. He has served as Managing Principal for Trade Street Capital, LLC since May 2009. Mr. Hanks is responsible for overseeing our investment and operating strategy. Mr. Hanks has over 10 years of real estate experience in acquiring, developing, and brokering apartment communities. Before joining Trade Street, from January 2008 to May 2009, Mr. Hanks was a director of a small, private multifamily real estate company. Mr. Hanks was responsible for transactional activity with the firm and helped increase the company from 4 employees to over 50. Prior to that, from January 2006 to January 2008, Mr. Hanks was with Apartment Realty Advisors, the nation's second largest apartment brokerage firm specializing in the disposition of multifamily communities on behalf of private and institutional investors. Prior to joining Apartment Realty Advisors, Mr. Hanks served as Vice President of Development and Acquisitions for a company that specialized in the ownership, management, and development of multifamily communities across the country. He was responsible for sourcing investment and development opportunities in the Mid-Atlantic and South East. Mr. Hanks is a member of the Charlotte Apartment Association, Urban Land Institute, National Multi-Housing Council, and the Center for Transit Oriented Development. Mr. Hanks received his B.S. in business management from Liberty University.

Heather L. Straub has served as our Director of Property Operations since June 2012. Most recently, Ms. Straub served as Vice President of Operations for Florida with Riverstone Residential Group from November 2011 to June 2012. Prior to that she was engaged as Vice President of Operations for the Southeastern United States for The Bainbridge Companies, a private development company specializing in the development of apartment communities from 2004 to 2011 and as a Regional Manager for Trammell Crow Residential Services in South Florida from 1998 to 2004. She is a licensed Florida real estate salesperson and has served on the board of directors for the Southeast Florida Apartment Association.

Set forth below is biographical information concerning our directors:

James Boland has served as a director since July 2012. Mr. Boland has been a member of the Executive Board of the International Union of Bricklayers & Allied Craftworkers since 1995 and has served as its President since February 2010. Mr. Boland served as an Executive Vice President from 1995 until 1999, when he was named Secretary-Treasurer, a position to which he was elected in 2000 and 2005 and in which he served until 2010. Mr. Boland also currently serves as the Co-Chair of the International Masonry Institute, as a trustee of both the Bricklayers and Trowel Trades International Pension Fund and International Health Fund, and Co-Chair of the BAC Canadian Congress. Additionally, Mr. Boland is a Vice President on the AFL-CIO Executive Council,

and serves on four AFL-CIO Committees: International Affairs; Legislation / Policy; Political; and Immigration. He is a member of the Governing Board of Presidents of the Building and Construction Trades Department, AFL-CIO. In addition, he serves on the General Presidents’ Committee on Contract Maintenance and the National Joint Heavy and Highway Committee. He also serves on the boards of directors for the following organizations: the AFL-CIO Housing Investment Trust, ULLICO, the National Endowment for Democracy, and the National Labor College. Mr. Boland studied at University College Dublin and is a 1996 graduate of the Harvard Trade Union Program. Mr. Boland brings to our board of directors a deep understanding of pension funds, as we currently are classified as a “pension-held REIT,” and we anticipate that we will continue to be so classified upon the completion of this offering.

Randolph C. Coley has served as a director since June 2012. He retired from King & Spalding LLP at the end of 2008 after rejoining King & Spalding in 1999 as a partner in the Houston office. He served on King & Spalding’s policy committee, operating committee, and as Managing Partner of the Houston office. From 1978 to 1996, Mr. Coley practiced corporate and securities law in the Atlanta office of King & Spalding where he headed the firm’s corporate practice. From 1996 to 1999, Mr. Coley served as the Executive Managing Director and head of investment banking at Morgan Keegan & Company. Mr. Coley has served as a member of the securities law task force of NAREIT and has spoken at several NAREIT conferences. He chaired the committee of the State Bar of Georgia that drafted the Georgia Business Combination Statute, which was enacted by the Georgia Legislature and upheld by the federal courts when challenged in connection with a hostile takeover. Mr. Coley also served as a member of the Securities Law Committee of the Corporate and Banking Law Section of the State Bar of Georgia and twice served as Chairperson of the Advanced Securities Law Seminar sponsored by that committee. Mr. Coley earned his undergraduate degree from Vanderbilt University. After working for five years as a commercial banker, he attended the Vanderbilt University School of Law, graduating in 1978. Mr. Coley currently serves on the board of directors, audit committee and nominating and corporate governance committee for Deltic Timber Corp. (NYSE:DEL) and the board of directors, compensation committee and nominating and corporate governance committee for Gastar Exploration Ltd. (NYSE MKT:GST). Mr. Coley brings to our board of directors significant experience in corporate governance and public company best practices, as well capital raising activities.

Lewis Gold, M.D. has served as a director since June 2012. Dr. Gold presently is Executive Vice Chairman and Co-Founder of Sheridan Healthcare, has served on the board of directors of Sheridan Healthcare since its inception and was instrumental in their initial public offering in October 1995. Dr. Gold was Executive Vice President from 1994 to 1999 while Sheridan Healthcare was publicly traded on the NASDAQ (1995-1999). From 1999 until 2010, Dr. Gold held the title of President of Sheridan Healthcare. Dr. Gold originally joined Sheridan Healthcare as a practicing anesthesiologist in 1985. Dr. Gold is a summa cum laude graduate of Albright College in Reading, Pennsylvania. He received his medical degree from Temple University School of Medicine in 1982 and completed his residency at the University of Miami's Jackson Memorial Hospital. Dr. Gold retains Board Certification in Anesthesiology. Dr. Gold brings to our board of directors significant business expertise and public company experience.

David Levin has served as a director since June 2012. Mr. Levin is currently Vice Chairman at LNR Property LLC. Between 1992 and 2007, Mr. Levin served several roles at LNR Property LLC, including leading investments in sponsored funds with third-party institutional partners and sourcing, diligence, structuring, acquisition, financing and portfolio management for investments in B-notes and mezzanine loans. Between 1992 and 1997, Mr. Levin managed the Miami real estate investment and asset management division for Lennar Corp. (NYSE:LEN), where he was responsible for the acquisition, financing and management of distressed loan portfolios in excess of $5 billion. Before joining Lennar Corp. in 1992, Mr. Levin spent 14 years with various commercial real estate firms in New York, including Bear Stearns Real Estate Group, where he was a Managing Director and department co-head. Mr. Levin received his B.A. in liberal arts from Alfred University in 1977 and his M.B.A. from the New York University Stern School of Business in 1980. Mr. Levin brings to our board of directors significant business and finance experience, particularly in the areas of acquisition, financing and managing of real estate assets.

Mack D. Pridgen III has served as a director since June 2012. From 1997 until March 2007, Mr. Pridgen served as General Counsel, Vice President and Secretary of Highwoods Properties, Inc. (NYSE:HIW), a commercial real estate investment trust that owns and operates primarily suburban office properties, as well as industrial, retail and residential properties. Prior to joining Highwoods Properties, Inc., Mr. Pridgen was a partner with Smith, Helms, Mulliss and Moore, LLP, with a specialized focus on the tax, corporate and REIT practices. Mr. Pridgen also served as a tax consultant for Arthur Andersen & Co. for 15 years. Mr. Pridgen received his Bachelor of Business Administration and Accounting degree from the University of North Carolina at Chapel Hill and his law degree from the University of California at Los Angeles School of Law. Mr. Pridgen serves on the board of directors and audit committee of AmREIT, Inc. (NYSE: AMRE). Mr. Pridgen’s knowledge and experience in the area of accounting and tax, with a focus on REITs and his experience as a former executive with a publicly-traded REIT contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Sergio Rok has served as a director since June 2012. Mr. Rok is President of Rok Enterprises, Inc., where he has worked since 1983. Mr. Rok is an owner and board member of TransAtlantic Bank based in Florida. Mr. Rok is a graduate of the University of Florida and Florida International University. In addition to his extensive work experience in the community and his previous involvement in banking, Mr. Rok has served or does serve on the following boards: Florida International University School of Business Dean’s Council, Downtown Development Authority (1990 – Present), Downtown Miami Partnership, Founding Member (1994), Community Partner for the Homeless (1995 – 1996), Presidential Estates Association, President (2003), Beth Torah Temple, Board Member (2006), Old Federal Condominiums Association, President (2000 – Present), and Flagler First Condominiums Association, President (2008 – Present). Mr. Rok brings banking and entrepreneurial business experience, as well as significant real estate development experience.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•

of the seven persons serving on our board of directors, we expect our board of directors to determine that six of those directors satisfy the listing standards for independence of the NASDAQ and Rule 10A-3 under the Exchange Act;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the control share acquisition statute and the business combination provisions in the MGCL; and

•	we do not have a stockholder rights plan.

Board of Directors

Our business is managed through the oversight and direction of our board of directors. A majority of our directors are “independent,” as determined by our board of directors, as such term is defined by the rules of the NASDAQ and Rule 10A-3 under the Exchange Act. Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, the principal functions of which are briefly described below, and will adopt charters for each of these board committees. Under these charters, each of these committees will be composed in such a way as to comply with the listing standards and rules and regulations of the SEC and the NASDAQ, as amended or modified from time to time. Initially, each of these committees will have three directors and will be composed exclusively of directors who are “independent” within the meanings of applicable SEC rules and the NASDAQ listing standards. Moreover, the compensation committee will be composed exclusively of individuals who are, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code. Our board of directors may from time to time establish certain other committees.

Audit Committee

Our audit committee will be composed of three of our independent directors. The members of our audit committee will be Messrs. Pridgen, Levin and Coley. Mr. Pridgen will chair the committee and will serve as our audit committee financial expert, as that term is defined by the SEC. The audit committee will assist the board of directors in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent public accountants; and

•	the performance of our independent auditors and any internal auditors.

The audit committee will also be responsible for engaging our independent public accountants, reviewing with our independent public accountants the plans and results of the audit engagement, approving professional services provided by our independent public accountants, reviewing the independence of our independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

Our compensation committee will be composed of three of our independent directors. The members of our compensation committee will be Messrs. Gold, Rok and Boland. Mr. Gold will chair the committee. The principal functions of the compensation committee will be to:

•	evaluate the performance and compensation of our Chief Executive Officer;

•	review and approve the compensation and benefits of our executive officers and members of our board of directors;

•	administer our compensation, stock option, stock purchase, incentive or other benefit plans; and

•	produce an annual report on executive compensation for inclusion in our proxy statement after reviewing our compensation discussion and analysis.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be composed of three of our independent directors. The members of our nominating and corporate governance committee will be Messrs. Coley, Rok and Levin. Mr. Coley will chair the committee. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders. It will also periodically prepare and submit to the board of directors for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving the general operation of the board of directors and our corporate governance, and annually recommend to the board of directors nominees for each committee of the board. In addition, the committee will annually facilitate the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board of directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors will be informed oversight of our risk management process. Our board of directors will administer this oversight function directly, with support from the audit committee, the nominating and corporate governance committee and the compensation committee, each of which will address risks specific to their respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics which applies to our employees, officers and directors when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our executive officers or directors may be made only by our board of directors and will be promptly disclosed as required by law or the listing requirements of the NASDAQ.

Limitation of Liability and Indemnification

Our charter includes a provision permitted by Maryland law that limits the personal liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws provide that we will indemnify our directors or officers to the fullest extent permitted by Maryland law. We have entered into indemnification agreements with each of our directors and executive officers which will require us to indemnify such persons to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceedings related to their service on our behalf in advance of final disposition of such proceeding. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Compensation Committee Interlocks and Insider Participation

None of the proposed members of our compensation committee is or has been employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors or compensation committee. See “—Directors and Executive Officers.”

Corporate Leadership Structure

Since the recapitalization, Mr. Baumann has served as our Chairman and Chief Executive Officer. The board of directors believes that our consolidated leadership structure is in the best interests of our stockholders because it provides an efficient and effective management model which fosters direct accountability, effective decision-making and alignment of corporate strategy between our board of directors and management. Because we have combined the role of Chairman and Chief Executive Officer, Mr. Levin, one of our independent directors, serves as the lead independent director. Mr. Levin presides at all executive sessions of the board of directors, consults with Mr. Baumann regarding agendas for meetings of the board of directors and its constituent committees and acts as a liaison to facilitate teamwork and communication between our executive officers and the independent directors.

Director Compensation

Our board of directors has approved an annual retainer fee for 2013 of $35,000 to each of our independent directors for services as a director, which will be paid in cash or, at each director’s election, fully vested shares of our common stock upon completion of this offering, with the number of shares being determined by dividing the dollar amount above by the public offering price per share. Each of our non-employee directors has elected to receive his $35,000 annual retainer for 2013 in shares of our common stock, to be issued at the time of the offering, with the number of shares equal to $35,000 divided by the offering price per share. We have estimated that an aggregate 17,500 shares of our common stock will be issued to our non-employee directors as their 2013 annual retainer, assuming our offering price of $12.00 per share (the midpoint of the range set forth on the cover of this prospectus). If the offering price is different than the $12.00 midpoint of the range set forth on the cover of this prospectus, then the number of shares of common stock issued to our non-employee directors will be greater or less than the estimate above. We pay an additional annual fee of $7,500 to the chair of the audit committee, an additional annual fee of $3,500 to the chair of the compensation committee and an additional annual fee of $3,500 to the chair of the nominating and corporate governance committee and any other committee of our board of directors. All members of our board of directors will receive additional compensation of $2,000 per meeting, payable in cash, and will be reimbursed for their reasonable out-of-pocket costs and expenses in attending our board meetings. If a director is also one of our officers, we will not pay any compensation for services rendered as a director.

The following table provides compensation information paid to each of our non-employee directors during 2012 for his services since the date each director joined our board of directors.

Name	Fees Earned or Paid in Cash	Stock Awards	Total
James Boland	$17,000	—	$17,000
Randolph C. Coley	$17,000	—	$17,000
Lewis Gold	$17,000	—	$17,000
Gerald Greenspoon(1)	$17,000	—	$17,000
David Levin	$17,000	—	$17,000
Mack D. Pridgen III	$17,000	—	$17,000
Sergio Rok	$17,000	—	$17,000

(1)	Mr. Greenspoon served on the board of directors from June 22, 2012 to December 17, 2012.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the compensation paid in fiscal year 2012 and expected to be paid in fiscal year 2013 to our named executive officers. Because we were restructured on June 1, 2012 and our named executive officers were not entitled to any compensation from us prior to the completion of the recapitalization, compensation information for prior periods is not applicable. As discussed below under “—Employment Agreements,” we will enter into employment agreements with each of our named executive officers upon completion of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	All Other Compensation		Total
Michael Baumann,
Chairman and Chief Executive Officer	2012	$292,020(1)	$350,000	—	$12,000	(2)	$654,020

Bert Lopez,
Chief Financial Officer and Chief Operating Officer	2012	$87,900(1)	$100,000	—	—		$187,900

Ryan Hanks,
Chief Investment Officer	2012	$42,628(1)	$200,000	—	—		$242,628

(1)	Represents salaries paid to our named executive officers for the period from June 1, 2012 to December 31, 2012.
(2)	Represents car allowance.

Initial Grants of Plan-Based Awards to Named Executive Officers

Our board of directors has approved the grant to certain of our officers and employees of $3,018,750 of shares of restricted common stock under our Equity Incentive Plan at the time of the offering, with the number of shares of restricted stock to be granted to be equal to $3,018,750 divided by the offering price per share. We have estimated that we will grant 45,281 shares of restricted stock to Mr. Baumann and 49,055 shares of restricted stock to each of Mr. Lopez and Mr. Hanks, which numbers of shares are based on $543,375 and $588,656, respectively, of shares of restricted stock authorized to be granted to such officers, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus). If the offering price is different than the $12.00 midpoint of the range set forth on the cover of this prospectus, then the number of shares of restricted stock issued to Messrs. Baumann, Lopez and Hanks will be greater or less than the estimate above. These shares of restricted stock will vest ratably over a four-year period beginning on the one-year anniversary of the closing of this offering. The shares of restricted stock will be entitled to receive any dividends paid on our common stock.

Equity Incentive Plan

On January 24, 2013, our stockholders approved, at the recommendation of our board of directors, the Trade Street Residential, Inc. 2013 Equity Incentive Plan, referred to in this prospectus as our Equity Incentive Plan, to attract and retain independent directors, executive officers and other key employees and individual service providers, including officers and employees of our affiliates. Our Equity Incentive Plan provides for the grant of options to purchase shares of our common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of our Equity Incentive Plan

Our Equity Incentive Plan will be administered by the compensation committee of our board of directors, except that our Equity Incentive Plan will be administered by our board of directors with respect to awards made to directors who are not employees. This summary uses the term “administrator” to refer to the compensation committee or our board of directors, as applicable. The administrator will approve all terms of awards under our Equity Incentive Plan. The administrator will also approve who will receive grants under our Equity Incentive Plan and the number of shares of our common stock subject to each grant.

Eligibility

All of our employees and employees of our affiliates and our directors are eligible to receive grants under our Equity Incentive Plan. In addition, individuals who provide significant services to us or an affiliate, including individuals who provide services to us or an affiliate by virtue of employment with, or providing services to, our operating partnership, may receive grants under our Equity Incentive Plan.

Share Authorization

The number of shares of our common stock that may be issued under our Equity Incentive Plan will equal 6.0% of the total number of shares of common stock issued in this offering (including any shares issued pursuant to any exercise by the underwriters of the over-allotment option).

In connection with stock splits, dividends, recapitalizations and certain other events, our board of directors will make equitable adjustments that it deems appropriate in the aggregate number of shares of our common stock that may be issued under our Equity Incentive Plan and the terms of outstanding awards.

If any options or stock appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or are paid in cash without delivery of common stock or if any stock awards, performance units or other equity-based awards are forfeited, the shares of our common stock subject to such awards will again be available for purposes of our Equity Incentive Plan. Shares of our common stock tendered or withheld to satisfy the exercise price or for tax withholding are not available for future grants under our Equity Incentive Plan. If shares of common stock are used in settlement of a stock appreciation right, the number of shares of common stock available under our Equity Incentive Plan shall be reduced by the number of shares for which the stock appreciation right was exercised.

No awards under our Equity Incentive Plan will be outstanding prior to completion of this offering. The initial grants described below will become effective upon completion of this offering.

Options

Our Equity Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder,” within the meaning of Sections 422 and 424 of the Code). Except for adjustments to equitably reflect stock splits, stock dividends or similar events, the exercise price of an outstanding option may not be reduced without the approval of our stockholders and no payment will be made in cancellation of an option if, on the date of cancellation, the option price exceeds the fair market value of a share of common stock. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of our common stock (or attestation of ownership of shares of our common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”). Incentive stock options may only be granted to our employees and employees of our subsidiaries.

Stock Awards

Our Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of our common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. A participant who receives a stock award may have all of the rights of a stockholder as to those shares, including, without limitation, voting rights and rights to receive distributions, provided, however, that if the stock award does not vest solely on account of continued employment or service, dividends paid on the shares of common stock subject to a stock award will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of the certificates and (iii) a participant must deliver a stock power to us for each stock award.

Stock Appreciation Rights

Our Equity Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of our common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant (the “initial value”). Except for adjustments to equitably reflect stock splits, stock dividends or similar events, the initial value of an outstanding stock appreciation right may not be reduced without the approval of our stockholders and no payment will be made in cancellation of a stock appreciation right if, on the date of cancellation, the initial value exceeds the fair market value of a share of common stock. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

Our Equity Incentive Plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of our common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant’s performance or such other criteria as determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of our common stock, other securities or property or a combination thereof.

Incentive Awards

Our Equity Incentive Plan also authorizes the administrator to make incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment which may be in cash, shares of our common stock or a combination of cash and common stock.

Other Equity-Based Awards

The administrator may grant other types of stock-based awards as other equity-based awards under our Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, shares of our common stock or shares or units of such other equity, or a combination thereof, as determined by the administrator. The grant of other equity-based awards that are LTIPs will reduce the number of shares of common stock that may be issued under our Equity Incentive Plan on a one-for-one basis. The terms and conditions of other equity-based awards are determined by the administrator.

LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under our Equity Incentive Plan, reducing the plan’s share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether vested or not, will receive the same quarterly per unit distributions as units in our operating partnership, which distributions will generally equal per share distributions on shares of our common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with units in our operating partnership with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in the operating partnership’s valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unitholders. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of units in our operating partnership, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of operating partnership units at any time, and thereafter enjoy all the rights of operating partnership units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been reinvested in shares of our common stock or otherwise reinvested) and may be payable in cash, shares of our common stock or other property or a combination of the two. However, if the performance units or other equity-based awards do not vest solely on account of continued employment or service, divided equivalents will be distributed only when, and to the extent that, the underlying award vests. The administrator will determine the terms of any dividend equivalents.

Initial Awards

Upon completion of this offering, we will grant an aggregate of $3,018,750 of shares of restricted stock to certain officers and employees (which includes the awards to the named executive officers described above). The number of shares of restricted stock will be equal to the foregoing dollar amount divided by the offering price per share in this offering. These shares of restricted stock will vest ratably over a four-year period beginning on the one-year anniversary of the issuance date. The shares of restricted stock will be entitled to receive any dividends paid on our common stock.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are not exercised prior to the change in control will be assumed by the surviving entity, or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity, subject to Section 409A of the Code. The administrator may also provide that outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units and incentive awards or other equity-based awards will become earned and nonforfeitable in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to the value received by stockholders in the change in control transaction (or, in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price or initial value).

In summary, a change of control under our Equity Incentive Plan occurs if:

•

an individual, entity or affiliated group acquires, in a transaction or series of transactions, more than 50% of (i) the outstanding shares of our common stock (taking into account as outstanding for this purpose shares of our common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire shares of our common stock) or (ii) the total combined voting power of our outstanding securities;

•

members of our board of directors on the effective date of our Equity Incentive Plan (“incumbent directors”) cease to constitute a majority of the members of our board of directors, provided that any individual who becomes a director and whose election or nomination for election to our board of directors was approved by a vote of at least two-thirds of the then incumbent directors will be deemed an incumbent director;

•

there occurs a merger, consolidation, reorganization, statutory share exchange or similar form of corporate transaction, unless (i) the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the surviving entity and (ii) at least a majority of the members of the board of directors of surviving entity are incumbent directors at the time of our board of directors’ approval of the execution of the initial agreement providing for such transaction; or

•

we directly or indirectly sell, transfer or otherwise dispose of all or substantially all of our assets to a person other than one of our subsidiaries in one or a series of related transactions (other than by way of merger or consolidation).

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a U.S. federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under our Equity Incentive Plan could be treated as parachute payments. In that event, our Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under our Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. Our Equity Incentive Plan provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification or other payment from us for the 20% excise tax.

Amendment; Termination

Our board of directors may amend or terminate our Equity Incentive Plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve, among other things, any amendment that (i) materially increases the benefits accruing to participants under our Equity Incentive Plan, (ii) materially increases the aggregate number of shares of our common stock that may be issued under our Equity Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or (iii) materially modifies the requirements as to eligibility for participation in our Equity Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, our Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopted our Equity Incentive Plan.

Employment Agreements

Upon completion of this offering, we will enter into employment agreements with each of our named executive officers. Set forth below is a description of the anticipated terms of each employment agreement.

The employment agreements will have a three year term with automatic annual renewal thereafter, unless the executive or we provides notice of non-renewal to the other party. The employment agreements will provide for an initial base salary of $400,000 to Mr. Baumann, an initial base salary of $150,000 to Mr. Lopez and an initial base salary of $150,000 to Mr. Hanks, to be adjusted annually thereafter at the discretion of the board of directors or the compensation committee based on the performance of the executive and us. Pursuant to the employment agreements, the executives will be eligible to receive an annual bonus in the event we or the executive, or both, respectively, achieve certain financial performance and personal performance targets to be established by the board of directors or the compensation committee pursuant to a cash compensation incentive plan or similar plan to be established by us under our Equity Incentive Plan. The executive will also be eligible to participate in other compensatory and benefit plans available to all employees.

The employment agreement will provide that, if the executive’s employment is terminated:

•

by mutual agreement between the executive and us, by us for “cause” or by the executive without “good reason,” then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; and (iii) all approved, but unreimbursed, business expenses;

•

by us without “cause” or by the executive for “good reason,” then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused vacation for the year in which the termination occurs through the termination date; (iii) all approved, but unreimbursed, business expenses; (iv) all earned and accrued but unpaid bonuses; (v) any COBRA continuation coverage premiums required for the coverage of the executive (and his eligible dependents) under our major medical group health plan, generally for a period of 18 months or, if less, until the executive or his eligible dependent is no longer entitled to COBRA coverage; and (vi) a separation payment equal to the sum of three times (3x) Mr. Baumann’s (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to termination, or one and one-half times (1.5x) Mr. Lopez’s or Mr. Hanks’ then current base salary, with such separation payment being payable over a period of 36 months;

•

due to the executive’s death or “disability,” then we shall pay the executive (or the executive’s estate and/or beneficiaries, as the case may be): (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses prorated to the date of his death or disability; (iii) all approved, but unreimbursed, business expenses; and (iv) any COBRA continuation coverage premiums required for the coverage of the executive (or his eligible dependents) under our major medical group health plan, generally for a period of 18 months or, if less, until the executive or his eligible dependent is no longer entitled to COBRA coverage.

In the event we elect not to renew the executive’s employment agreement at the end of the term or any renewal term, we will be required to provide the executive with the same payments and benefits that he would be entitled to receive if we were to terminate his employment agreement without “cause” as described above, except that the separation payment described above will be equal to one times (1x) the sum of Mr. Baumann’s (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to the non-renewal of the employment agreement, or one times (1x) Mr. Lopez’s or Mr. Hanks’ then current base salary. The amount of such separation payment will be determined on the date of non-renewal, and the amount payable at that time will be the amount of the separation payment as so determined, reduced dollar-for-dollar by all salary and bonus payments made to the executive for services as an employee after the non-renewal of his employment agreement. The separation payment will be payable on the first regular payroll payment date occurring after the sixtieth (60th) day following the date of non-renewal and will be payable over a period of 36 months. Additionally, in the event of our non-renewal of the employment agreement, all of the executive’s outstanding unvested equity-based awards (including, but not limited to, restricted stock and restricted stock units) granted pursuant to the Equity Incentive Plan, will vest and become immediately exercisable and unrestricted, without any action by our board of directors or any committee thereof.

In addition, the employment agreements will contain certain provisions that will require the executives to comply with restrictions on competition with us and on solicitation of our tenants and employees during the term of their employment and for a period of two years following any termination.

Additionally, in the event that we terminate the employment agreement without “cause” or the executive terminates for “good reason” within one (1) year following a “change of control” (as defined in the employment agreements), then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; (iii) all approved, but unreimbursed, business expenses; and (iv) a separation payment equal to the sum of three times (3x) Mr. Baumann’s, two times (2x) Mr. Lopez’s or two times (2x) Mr.Hanks’, as applicable (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to the termination. Additionally, upon such event, all of the executive’s outstanding unvested equity-based awards (including, but not limited to, restricted stock and restricted stock units) granted pursuant to the Equity Incentive Plan, will vest and becoming immediately exercisable and unrestricted, without any action by our board of directors or any committee thereof.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our operating partnership. Our principal investment objectives are to provide our stockholders with current income, to increase the cash flow and value of our portfolio of properties and increase the value of shares of our common stock. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and other strategic objectives, see “Business and Properties.”

We expect to implement our investment strategies through the acquisition, ownership, operation and management of apartment communities. We focus on identifying our market (both geographic and consumer), effectively managing our properties, offering the highest possible level of customer service to our residents and streamlining our management structure. We seek to acquire properties in areas within the southeastern United States, including Texas, exhibiting substantial economic growth and a rapidly expanding job base in which we can establish a significant market presence in the apartment community marketplace. We believe apartment communities in these markets offer attractive long-term investment returns. We also believe there are attractive opportunities both within and beyond the markets in which we currently operate. Although we intend to focus on the property types, markets and locations discussed above under “Business and Properties,” our future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our status as a REIT for U.S. federal income tax purposes. In addition, we intend to purchase or lease income-producing properties for long-term investment. We may also expand and improve the properties we will own upon completion of this offering or that we may subsequently acquire, and we may sell such properties, in whole or in part, when circumstances warrant.

We also may participate with third parties in property ownership and development, through joint ventures, partnerships or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly decreasing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in contributed or acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness we incur when we acquire or refinance these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.

We may seek selective development opportunities, including the selective development of our Land Investments, primarily through unconsolidated joint ventures with highly-qualified regional and/or national third party developers in markets where demographic trends favor the delivery of additional multifamily units.

However, in certain limited instances where our board of directors determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources.

Investments in Real Estate Mortgages

Although we have no current intention of doing so, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. If we choose to invest in mortgages, we would expect to invest in mortgages secured by multifamily apartment properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage.

Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment. We do not presently intend to invest in real estate mortgages. We will limit any investments in securities so that we do not fall within the definition of an investment company under the Investment Company Act.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Although we have no current intention of doing so, subject to the percentage of ownership limitations, asset tests and gross income tests necessary for REIT qualification, we may invest, without stockholder approval, in securities of other REITs, other entities engaged in real estate activities or other issuers, including for the purpose of exercising control over such entities. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in one entity, property or geographic area. In any event, we do not intend that any such investments in securities will require us to register as an investment company under the Investment Company Act, and we intend to divest securities before any registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may selectively dispose of fully stabilized assets in our portfolio to redeploy capital into higher yielding investments if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our stockholders’ best interest. Any decision to dispose of a property will be made by our board of directors or the investment committee of our board of directors.

Financing Policies

We expect to fund property acquisitions initially through a combination of any cash available from offering proceeds and debt financing, including borrowings under our credit facility and traditional mortgage loans. Where possible, we also anticipate using common units issued by our operating partnership to acquire properties from existing owners seeking a tax-deferred transaction. In addition, we may use a number of different sources to finance our acquisitions and operations, including cash provided by operations, secured and unsecured debt, issuance of debt securities, perpetual and non-perpetual preferred stock, additional common equity issuances, letters of credit or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

We do not have a policy limiting the amount of debt that we may incur, although we target a long-term average debt-to-market capitalization ratio of 40% to 50%, however, we may exceed these levels from time to time as we complete acquisitions. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, our board of directors may increase our indebtedness beyond the policy limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to pay distributions to our stockholders. See “Risk Factors—Risks Related to Our Debt Financings—Our debt obligations outstanding upon completion of this offering will reduce our cash available for distribution and may expose us to the risk of default” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

As of December 31, 2012, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, our outstanding indebtedness was $216.2 million with a weighted average debt maturity of approximately 5.6 years and a weighted average interest rate of 4.60% per annum. Our overall leverage will depend on our investments and the cost of leverage.

Conflict of Interest Policies

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. However, we have adopted a code of business conduct and ethics that prohibits conflicts of interest between our officers, employees and directors, on the one hand, and our company on the other hand, except in compliance with the policy. See “Management—Code of Business Conduct and Ethics.” Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with the NASDAQ and SEC requirements. In addition, we will adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and serve our interests and those of our stockholders.

Our board of directors is subject to certain provisions of Maryland law, which are designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Conflicts of interest could also arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other hand. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with their management of us. At the same time, as the parent of the general partner of our operating partnership, we have fiduciary duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to us and our stockholders. In the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. The limited partners of our operating partnership have expressly acknowledged that in the event of such a determination by us, as the parent of the sole general partner of our operating partnership, we will not be liable to the limited partners for losses sustained or benefits not realized in connection with such a determination.

Unless otherwise provided for in our partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the partnership agreement expressly limits our liability by providing that neither the general partner of our operating partnership, nor any of our directors or officers will be liable to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission, if we or such director or officer acted in good faith. In addition, our operating partnership is required to indemnify us and our directors, officers and other employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify for (a) willful misconduct or a knowing violation of the law, (b) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (c) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Pursuant to Maryland law, each director and officer is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her in his or her capacity as a director or officer and that we have an interest in pursuing or reasonably could be expected to have an interest in pursuing.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law, we, as the parent of the general partner, may have a fiduciary duty to the limited partners of our operating partnership and, consequently, such transactions also may be subject to the duties of care and loyalty that the general partner owes to limited partners in our operating partnership (to the extent such duties have not been modified pursuant to the terms of the partnership agreement). We have adopted a policy that requires that all contracts, transactions and relationships between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Lending Policies

We may not make loans to our directors, officers or other employees except in accordance with our code of business conduct and ethics and applicable law. We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may consider offering purchase money financing in connection with the sale of properties when providing that financing will increase the value to be received by us for the property sold. We may make loans to joint-development projects in which we may participate in the future. We have not engaged in any lending activities in the past, and we do not intend to do so in the future.

Reporting Policies

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Where You Can Find More Information.”

Policies with Respect to Other Activities

We have authority, without stockholder approval, to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise re-acquire our common stock or other securities in exchange for property in the open market or otherwise, and we may engage in such activities in the future. Except in connection with our reorganization transaction, we have not issued common stock, common units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. We may offer common units of our operating partnership in exchange for property. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to maintain our qualification as a REIT, unless our board of directors determines that it is no longer in our best interest to maintain our qualification as a REIT due to circumstances or changes in the Code or the Treasury regulations. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 19, 2013 and upon completion of this offering by (i) each person known by us to own more than 5% of our outstanding shares of common stock, (ii) our directors and named executive officers and (iii) by all directors and executive officers as a group. Except as otherwise indicated below, the address of each director and executive officer listed below is c/o Trade Street Residential, Inc., 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. Share numbers below have been adjusted to reflect the 1-for-150 reverse stock split that was effected on January 17, 2013.

Unless otherwise indicated in the footnotes, the listed beneficial owners have sole voting and investment power over all shares.

Name of Beneficial Owner	Common Stock Beneficially Owned(1)		Percent of Common Stock Before Offering(1)	Percent of Common Stock After Offering(2)
5% Stockholders
Trade Street Property Fund I, LP Liquidating Trust(3)	3,466,534		73.48%	30.85%
BCOM Real Estate Fund, LLC Liquidating Trust(3)(4)	870,682		18.46%	7.75%

Named Executive Officers:
Michael Baumann	131,482	(4)(5)	2.79%	1.17%
Bert Lopez	49,055	(6)	1.04%	*
Ryan Hanks	49,055	(7)	1.04%	*
Directors:
James Boland	2,917	(8)	*	*
Randy Coley	2,917	(8)	*	*
Lewis Gold	19,583	(8)(9)	*	*
David Levin	19,583	(8)	*	*
Mack D. Pridgen III	2,917	(8)	*	*
Sergio Rok	2,917	(8)	*	*

All executive officers, directors and director nominees as a group (9 persons)	280,426		5.94%	2.50%

*	Less than 1%
(1)	Based on 4,717,375 shares of common stock outstanding as of April 19, 2013.
(2)	Reflects the issuance of 6,250,000 shares of our common stock to be issued in this offering but assumes that the underwriters do not exercise their over-allotment option. Includes (i) 251,563 shares of restricted common stock estimated to be issued to certain of our officers and employees, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus), and (ii) 17,500 shares of our common stock estimated to be issued to our non-employee directors as their 2013 annual retainer, assuming the same offering price as the shares of restricted stock.
(3)

Address of trustee is 541 Cypress Point Drive West, Pembroke Pines, Florida 33027. See “Our Recapitalization and Structure” for a discussion of the liquidating trusts. Includes an aggregate of 940,241 shares of common stock owned by BREF/BUSF Millenia Associates, LLC, an entity owned and controlled by Trade Street Property Fund I, LP Liquidating Trust and BCOM Real Estate Fund, LLC Liquidating Trust. The ultimate voting or dispositive control over the shares of common stock is held by Michael Fellner, who serves as the series trustee of the series trusts of the liquidating trusts. The liquidating trusts are required by their governing documents to distribute to the trusts’ beneficial owners the shares of common stock owned, including shares owned by BREF/BUSF Millenia Associates, LLC, by them no later than May 31, 2015 unless such date is extended in the trustee’s discretion. If the shares of common stock had been distributed to the beneficial owners on April 19, 2013, the following table represents the beneficial owners of Trade Street Property Fund I, LP Liquidating Trust and BCOM Real Estate Fund, LLC Liquidating Trust that would have owned more than 5% of our outstanding common stock as of April 19, 2013.

Beneficial Owner	Number of Shares Upon Distribution of Liquidating Trust	Percent of Common Stock Before Offering	Percent of Common Stock After Offering
Trade Street Property Fund I, LP Liquidating Trust:
United Brotherhood of Carpenters Pension Plan	623,976	13.23%	5.55%
Carpenters Labor Management Pension Fund	415,984	8.82%	3.70%
Southwest Carpenters Pension Fund	1,247,952	26.45%	11.11%
Ironworkers District Council of Tennessee Valley & Vicinity Welfare, Pension & Annuity Plans	623,976	13.23%	5.55%
Southwest Florida Electrical Workers Pension Plan and Trust	312,335	6.62%	2.78%
BCOM Real Estate Fund, LLC Liquidating Trust:
Florida Carpenters Regional Council Pension Fund	365,948	7.76%	3.26%

(4)	Pursuant to the operating agreement of BCOM Real Estate Fund, LLC as in effect prior to the recapitalization, BCOM Real Estate Fund, LLC was obligated to reimburse entities controlled by Mr. Baumann for certain amounts advanced to or paid on behalf of BCOM Real Estate Fund, LLC. Immediately prior to formation of the BCOM Real Estate Fund, LLC Liquidating Trust, on May 31, 2012 this reimbursable amount was approximately $10.6 million. The $10.6 million reimbursable amount may in the future be settled in part through a transfer by BCOM Real Estate Fund, LLC Liquidating Trust to Mr. Baumann or entities controlled by Mr. Baumann of shares of common stock. If BCOM Real Estate Fund, LLC Liquidating Trust transferred all shares of common stock owned by it (amounting to approximately $10.4 million assuming a $12.00 offering price) to Mr. Baumann or entities controlled by him, then after such transfer, Mr. Baumann would beneficially own 1,002,164 shares of common stock, or approximately 8.9% of our pro forma as adjusted outstanding common stock.
(5)	Includes (i) 33,333 shares of common stock held by Mr. Baumann and his wife; (ii) 52,868 shares of common stock held by Post Oak Partners, LLC, an entity controlled by Mr. Baumann and (iii) an estimated 45,281 shares of restricted stock to be granted to Mr. Baumann upon completion of this offering (based on $543,375 of shares of restricted stock to be granted, the actual number of shares of restricted stock to equal the dollar amount divided by the public offering price per share), which are subject to vesting over a four-year period. Excludes (i) an unknown number of shares of common stock for which common units may be redeemed following conversion of 71,711 Class B contingent units held by Trade Street Capital, LLC and Trade Street Adviser GP, Inc., entities controlled by Mr. Baumann; and (ii) an unknown number of shares of common stock for which common units may be redeemed following conversion of 139,204 Class B contingent units held by Mr. Baumann and his wife. See “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units” for a description of the conversion rights of our Class B contingent units.
(6)	Includes an estimated 49,055 shares of restricted stock to be granted upon completion of this offering (based on $588,656 of shares of restricted stock to be granted, the actual number of shares of restricted stock to equal the dollar amount divided by the public offering price per share), which are subject to vesting over a four-year period.
(7)	Includes an estimated 49,055 shares of restricted stock to be granted upon completion of this offering (based on $588,656 of shares of restricted stock to be granted, the actual number of shares of restricted stock to equal the dollar amount divided by the public offering price per share), which are subject to vesting over a four-year period.
(8)	Includes an estimated 2,917 shares of common stock to be granted in lieu of cash for the annual retainer fee of $35,000 (the actual number of shares to equal the annual retainer fee divided by the public offering price per share).
(9)	Includes shares of common stock held in the name of EGGE, LLC, an entity controlled by Mr. Gold.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recapitalization Transaction

In the recapitalization described elsewhere in this prospectus, the Trade Street Funds contributed all of their respective interests in the entities that own the Contributed Properties and the Contributed Land Investments to our operating partnership in exchange for 3,396,976 shares of our common stock and 173,326 shares of our Class A preferred stock. In addition, Trade Street Capital and Trade Street Adviser GP, Inc., which are owned and controlled by Mr. Baumann, as well as Mr. Baumann and his wife transferred to our operating partnership 100% of the ownership interest in two limited liability companies that advised and managed the apartment communities owned by the Trade Street Funds in exchange for an aggregate of 546,132 common units, 98,304 Class B preferred units and 98,304 Class C preferred units. The Class B preferred units and the Class C preferred units were consolidated on February 8, 2013 into a single class of partnership units designated as Class B contingent units. On March 26, 2013, the partners entered into the Second Amended and Restated Agreement of Limited Partnership, which eliminated the common units owned by Trade Street Capital, Trade Street Adviser GP, Inc. and Mr. and Mrs. Baumann and amended the terms of the Class B contingent units. See “Our Recapitalization and Structure.”

Employment Agreements

We will enter into employment agreements with each of our named executive officers upon completing of this offering, which provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of the agreements with our named executive officers are described under “Executive Compensation—Employment Agreements.”

Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our Equity Incentive Plan for our directors, officers, employees and consultants. The number of shares of our common stock that may be issued under our Equity Incentive Plan will equal 6.0% of the total number of shares of common stock issued in this offering (including any shares issued pursuant to any exercise by the underwriters of the over-allotment option). See “Executive Compensation—Equity Incentive Plan.”

Our board of directors has approved the grant to certain of our officers and employees of $3,018,750 of shares of restricted common stock under our Equity Incentive Plan at the time of the offering, with the number of shares of restricted stock to be granted to be equal to $3,018,750 divided by the offering price per share. We have estimated that we will grant 45,281 shares of restricted stock to Mr. Baumann and 49,055 shares of restricted stock to each of Mr. Lopez and Mr. Hanks, which numbers of shares are based on $543,375 and $588,656, respectively, of shares of restricted stock authorized to be granted to such officers, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus). If the offering price is different than the $12.00 midpoint of the range set forth on the cover of this prospectus, then the number of shares of restricted stock issued to Messrs. Baumann, Lopez and Hanks will be greater or less than the estimate above. These shares of restricted stock will vest ratably over a four-year period beginning on the one-year anniversary of the closing of this offering. The shares of restricted stock will be entitled to receive any dividends paid on our common stock.

Private Placement

In August 2012, we issued 178,333 shares of our common stock in a private placement at a price equal to $15.00 per share. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011” for a discussion of the private placement. Mr. Baumann and his wife purchased 33,333 shares of our common stock at a price of $500,000, our director Mr. Levin purchased 16,666 shares of our common stock at a price of $250,000 and an entity controlled by our director Mr. Gold purchased 16,666 shares of our common stock at a price of $250,000. The shares of our common stock issued were unregistered and sold in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Indemnification of Officers and Directors

Our charter and bylaws provide for certain indemnification rights for our directors and officers, and we have entered into an indemnification agreement with each of our executive officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by Maryland law. See “Management—Limitation of Liability and Indemnification.”

Former Board Member Relationship

During the year ended December 31, 2012, we incurred legal fees totaling approximately $524,000 with a law firm of which a former member of our board of directors, Gerald Greenspoon, is the managing shareholder. The fees were incurred for legal services in connection with our recapitalization, certain acquisitions and other general corporate legal services. Effective December 17, 2012, Mr. Greenspoon no longer serves as a member of our board of directors.

Family Relationships

Greg Baumann, the son of Mr. Baumann, serves as our Vice President and General Counsel, and he received a salary of $72,917 for the period from June 1, 2012 to December 31, 2012 and will be paid a salary of $125,000 in 2013.

Related Party Transaction Policy

Our board of directors has adopted a Related Party Transaction Policy for the review, approval or ratification of any related person transaction. This written policy provides that all related party transactions must be reviewed and approved by the Audit Committee in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related party transaction, the approval requirement will be satisfied if such transaction is ratified by the Audit Committee after it becomes reasonably apparent that such transaction constituted a related party transaction. The term “related party transaction” refers to a transaction involving more than $120,000 in which we or any of our subsidiaries are or will be a participant, and in which a related party has or will have a direct or indirect interest. This policy was not yet in place at the time of the private placement in August 2012 or the other transactions set forth above, and therefore such transactions were not reviewed under such policy. However, Messrs. Baumann, Levin and Gold participated in the private placement on the same terms and at the same price per share as all other participants in the private placement. All related party transactions, including the salary of Greg Baumann, will be reviewed pursuant to the Related Party Transaction Policy in the future.

At the time of the recapitalization transaction, Feldman had a policy in place with respect to related party transactions that required a majority of Feldman’s disinterested directors to approve each related party transaction. The policy generally encompassed transactions involving amounts exceeding $120,000 between the company and a related party, which included Feldman’s directors and executive officers, or their immediate family members, or stockholders owning 5% or more of Feldman’s outstanding stock. The policy also permitted the Feldman board of directors, in the judgment of the disinterested directors, to obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated stockholders. Because the recapitalization transaction did not constitute a related party transaction within the scope of Feldman’s related party transactions policy, the Feldman board of directors was not required to consider Feldman’s related party transaction policy when evaluating the recapitalization transaction.

DESCRIPTION OF STOCK

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

We were formed as a Maryland corporation on July 14, 2004. Our charter provides for a perpetual duration. Pursuant to our charter, we may issue up to 1,000,000,000 shares of our common stock, $0.01 par value per share, or common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, or the preferred stock. Our charter authorizes our board of directors to amend our charter from time to time to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without stockholder approval. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations. The reverse stock split did not have an impact on our authorized capitalization.

Preferred Stock

Subject to limitations prescribed by the MGCL and our charter, our board of directors is authorized to issue, from the authorized but unissued shares of stock, shares of preferred stock in class or series and to establish from time to time the number of shares of preferred stock to be included in the class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the shares of each class or series.

Class A Preferred Stock

Our board of directors has classified and designated 423,326 shares of Class A preferred stock, par value $0.01 per share, or the Class A preferred stock. Holders of Class A preferred stock have no voting rights other than, in certain instances, with respect to amendments or revisions to the company’s charter that would materially or adversely affect any right, preference, privilege or voting power of the Class A preferred stock.

With respect to rights to the payment of liquidating and nonliquidating distributions of assets, the Class A preferred stock ranks senior to all classes of common stock. Upon any voluntary or involuntary liquidation, holders of the Class A preferred stock have the right to receive a $100.00 per share liquidation preference, subject to a downward adjustment upon certain events, plus any accrued and unpaid distributions to and including the date of payment. Based on the current number of shares of Class A preferred stock outstanding and assuming no accrued and unpaid distributions, the aggregate liquidation preference would equal $27.3 million.

Holders of Class A preferred stock are entitled to receive preferential cumulative cash distributions at a rate of 1.0% per annum of the $100.00 per share liquidation preference (equivalent to $1.00 per annum per share). On each of the third and fourth anniversaries of the date of issuance of the Class A preferred stock, the rate will increase to 2% and 3%, respectively. Beginning on the date of issuance, distributions on the Class A preferred stock are payable annually in arrears and are cumulative.

Shares of Class A preferred stock are convertible into common stock upon the achievement of 90% physical occupancy or earlier disposition of all of the Contributed Land Investments contributed by the Trade Street Funds in our recapitalization and Estates at Millenia—Phase II, a development property we acquired in December 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition and Disposition Activity—Estates at Millenia.” The conversion rate on any such conversion will equal the liquidation preference (as adjusted for certain decreases in value, if any, below June 1, 2012 levels) divided by, generally, the average closing price of the common stock for the 20 trading days immediately preceding the conversion, subject to a minimum price of $9.00 per share. The Class A preferred stock also will be automatically converted upon certain other events, including a change of control, tender offer, sale of substantially all of our assets and bankruptcy of our company. On and after June 1, 2019, we may, at our option, redeem the Class A preferred stock, in whole or from time to time in part, by payment of $100.00 per share, plus any accrued and unpaid distributions to and including the date of redemption.

Common Stock

All shares of common stock offered by this prospectus will be duly authorized, fully-paid and non-assessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive distributions on such stock if, as and when authorized by our board of directors out of assets legally available therefor and declared by us. The holders of our common stock are also entitled to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on transfer of stock and except as may otherwise be specified in our charter, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, or redemption and have no preemptive rights to subscribe for any securities of our company. Holders of shares of our common stock shall not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of shares of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal distribution, liquidation and other rights.

Power to Reclassify Unissued Shares of Our Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

We believe that the power of our board of directors to amend our charter from time to time to increase or decrease the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock into other classes or series of stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by the company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction of our company that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Restrictions on Ownership and Transfer

In order for us to maintain our qualification as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year.

Our charter contains restrictions on the ownership and transfer of our common stock and outstanding capital stock which are intended, among other purposes, to assist us in complying with these requirements and continuing to maintain our qualification as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock (the common stock ownership limit) or 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock (the aggregate stock ownership limit). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the ownership limit. A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a purported beneficial transferee if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our common stock, or is referred to as a purported record transferee if, had the violative transfer been effective, the person or entity would have been solely a record owner of our common stock.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than (i) 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or (ii) 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, our capital stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own shares constructively in excess of the applicable ownership limit.

Our board of directors may, in its sole discretion, waive the ownership limits prospectively or retroactively with respect to a particular stockholder if:

•

our board of directors obtains such representations and undertakings from such stockholder as are reasonably necessary to ascertain that no individual’s beneficial or constructive ownership of our stock will result in our being closely held under Section 856(h) of the Code or otherwise failing to maintain our qualification as a REIT;

•

such stockholder does not and represents that it will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, a 10% or greater interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or the board of directors determines that revenue derived from such tenant will not affect our ability to maintain our qualification as a REIT) and our board of directors obtains such representations and undertakings from such stockholder as are reasonably necessary to ascertain this fact; and

•	such stockholder agrees that any violation or attempted violation of such representations or undertakings will result in shares of stock being automatically transferred to a charitable trust.

As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to preserving our REIT qualification. Our board of directors has granted waivers to the Trade Street Funds of the ownership limitations, but is not obligated to grant waivers in the future.

In connection with the waiver of an ownership limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit for all other persons; provided, however, that any decrease (other than a decrease as a result of a retroactive change in existing law, in which case the decrease shall be effective immediately) will not be effective for any person whose ownership percentage in our common stock or capital stock, as applicable, is in excess of the decreased ownership limit until such time as such person’s ownership percentage equals or falls below the decreased ownership limit, but any further acquisition of common stock or capital stock, as applicable, in excess of such ownership percentage will be in violation of the ownership limit; and the ownership limit may not be increased if, after giving effect to such increase, five individuals could beneficially own or constructively own in the aggregate, more than 49.9% of the shares then outstanding. Prior to the modification of the ownership limit, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our status as a REIT.

Our charter provisions further prohibit:

•

any person from beneficially or constructively owning shares of our stock that would result in our being closely held under Section 856(h) of the Code or otherwise cause us to fail to maintain our qualification as a REIT; and

•

any person from transferring shares of our common stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give written notice immediately to us, or, in the case of a proposed or attempted transaction, give at least 15 days prior written notice to us, and, in both cases, provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to maintain our qualification as a REIT or that compliance with the restrictions is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any transfer of our common stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our common stock or any other event would otherwise result in any person violating the ownership limit or such other limit as established by our board of directors or in our being closely held under Section 856(h) of the Code or otherwise failing to maintain our qualification as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution by the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being closely held or otherwise failing to maintain our qualification as a REIT, then our charter provides that the transfer of the excess shares will be void.

Shares of our common stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our common stock at market price, the last reported sales price reported on the NASDAQ on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our common stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We may reduce the amount payable to the purported record transferee by the amount of dividends and other distributions which have been paid to the purported record transferee and are owed by the purported record transferee to the trustee. We have the right to accept such offer until the trustee has sold the shares of our common stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any distributions held by the trustee with respect to such common stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or such other limit as established by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NASDAQ on the trading day immediately preceding the relevant date) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the purported record transferee by the amount of dividends and other distributions which have been paid to the purported record transferee and are owed by the purported record transferee to the trustee. Any net sales proceeds in excess of the amount payable to the purported record transferee will be immediately paid to the beneficiary, together with any thereon. In addition, if, prior to discovery by us that shares of our common stock have been transferred to a trust, such shares of common stock are sold by a purported record transferee, then such shares shall be deemed to have been sold on behalf of the trust and to the extent that the purported record transferee received an amount for or in respect of such shares that exceeds the amount that such purported record transferee was entitled to receive, such excess amount shall be paid to the trustee upon demand. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

The trustee shall be designated by us and shall be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our common stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of common stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Any beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our common stock on our status as a REIT and to ensure compliance with the ownership limit.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is American Stock Transfer & Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our bylaws and charter provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL nor more than 15. Except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, any vacancy on our board of directors may be filled, at any regular meeting or at any special meeting called for that purpose, only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Each of our directors is elected by our common stockholders entitled to vote to serve until the next annual meeting and until their successors are duly elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock entitled to vote will be able to elect all of our directors.

Removal of Directors

Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon the existence of cause for removal and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain business combinations (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation), or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any person who has not otherwise become an interested stockholder, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by our company with the supermajority vote requirements and the other provisions of the statute.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights if the board of directors has previously determined by a majority vote that such rights apply to such shares. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) vest in the board of directors the exclusive power to fix the number of directorships provided that the number is not more than 15 and (ii) require, unless called by our chairman of the board of directors, our president, our chief executive officer or the board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter.

Amendment to Our Charter and Bylaws

Except for amendments relating to the restrictions on ownership and transfer of our stock and the vote required for such amendments (which require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter and the declaration by the board of directors that the amendment is advisable) and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in our charter, our charter may be amended only with the approval of our board of directors and the affirmative vote of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who is a stockholder of record both at the time of giving of the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) by or at the direction of our board of directors or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures set forth in our bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including business combination provisions if the business combination is not first approved by our board of directors (including a majority of disinterested directors), cause requirements for removal of directors and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt into the classified board provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Our charter and the amended and restated agreement of limited partnership of our operating partnership, the operating partnership agreement, provide for indemnification of our present and former officers and directors against liabilities to the fullest extent permitted by the MGCL and Delaware law, respectively, as amended from time to time.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of the board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The operating partnership agreement provides that we, as general partner through our wholly owned subsidiary, and our officers and directors are indemnified to the fullest extent permitted by Delaware law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to maintain our qualification as a REIT. Our board of directors may also determine that compliance with any restriction or limitation on stock ownership and transfers is no longer required for REIT qualification.

OUR OPERATING PARTNERSHIP AND THE OPERATING PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Second Amended and Restated Agreement of Limited Partnership, or the operating partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See “Where You Can Find More Information.” For the purposes of this section, references to the “general partner” refer to Trade Street OP GP, LLC, a wholly owned subsidiary of Trade Street Residential, Inc.

Management and Control of Our Operating Partnership

Our operating partnership is a Delaware limited partnership that was formed on April 26, 2012. Our wholly owned subsidiary, Trade Street OP GP, LLC, is the sole general partner of our operating partnership. Pursuant to the operating partnership agreement, we have, through our control of the general partner, and subject to certain protective rights of the limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the operating partnership agreement and as required by applicable law. The general partner may not be removed by the limited partners with or without cause, except with the general partner’s consent. The operating partnership agreement restricts our ability to engage in a business combination as more fully described in “—Transferability of Operating Partnership Interests; Extraordinary Transactions” below.

The limited partners of our operating partnership expressly acknowledge that the general partner is acting for the benefit of the operating partnership and the limited partners, including Trade Street Residential, Inc. in its capacity as a limited partner, and that the general partner is under no obligation to give priority to the separate interests of any limited partner in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of any of the limited partners, including Trade Street Residential, Inc. in its capacity as a limited partner, the general partner will endeavor in good faith to resolve the conflict in a manner that is not adverse to any limited partner (including Trade Street Residential, Inc. in its capacity as a limited partner). The general partner will not be liable under the operating partnership agreement to our operating partnership or to any limited partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions; provided, that the general partner has acted in good faith.

Upon completion of this offering, substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Management Liability and Indemnification

To the maximum extent permitted under Delaware law, neither we, the general partner nor any of their directors or officers are liable to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission if the general partner or such director or officer acted in good faith. The operating partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, including present and former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’

fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) material acts or omissions that were committed in bad faith or were the result of active and deliberate dishonesty, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our operating partnership has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the parent of the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as parent of the general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership have expressly acknowledged that we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

Operating Partnership Units

Pursuant to the operating partnership agreement, the operating partnership has designated the following classes of units of limited partnership interest, or operating partnership units: common units, Class A preferred units, Class B contingent units and LTIP units.

Distributions

The operating partnership agreement provides that the general partner may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as the general partner may in its sole and absolute discretion determine, available cash (which is defined to be cash available for distribution as determined by the general partner) (i) first, with respect to any operating partnership units that are entitled to any preference in accordance with the rights of such operating partnership unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership unit (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units holding the same class of operating partnership units in accordance with their respective percentage interests in the class at the end of each fiscal year. The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of operating partnership units or LTIP units taking into consideration the requirements of Section 704(c) of the Code. See “Material U.S. Federal Income Tax Considerations.”

Common Units

All of the outstanding common units are currently held by Trade Street Residential Inc. On or after the date 12 months after the date of the original issuance of the common units, each holder of common units (other than Trade Street Residential, Inc.) will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner in exchange for a cash amount equal to the number of tendered common units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such common units or a separate agreement entered into between our operating partnership and the holder of such common units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered common units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common unit (subject to anti-dilution adjustments provided in the operating partnership agreement).

Class A Preferred Units

All of the outstanding Class A preferred units are currently held by Trade Street Residential, Inc. Holders of Class A preferred units are entitled to receive distributions at a preferred rate per unit of $1.00 per annum until June 1, 2015, $2.00 per annum from June 1, 2015 until June 1, 2016, and $3.00 per annum commencing on June 1, 2016. Beginning on the date of issuance, distributions on the Class A preferred units are payable quarterly in arrears and are cumulative. Upon liquidation, the Class A preferred units are entitled to a liquidation preference of $100.00 per unit, subject to a downward adjustment upon certain events plus all accumulated and unpaid distributions. Based on the current number of shares of Class A preferred stock outstanding and assuming no accrued and unpaid distributions, the aggregate liquidation preference would equal $27.3 million. If shares of Class A preferred stock are converted into common stock of the company pursuant to the charter of the company, then an equivalent number of Class A preferred units are automatically converted into common units of the operating partnership.

Class B Contingent Units

On February 8, 2013, the partners of the operating partnership amended and restated the operating partnership agreement to combine the Class B preferred units and the Class C preferred units issued in the recapitalization into a single class of partnership units, designated as Class B contingent units, and to amend certain terms of the Class B contingent units. Each Class B contingent unit has a stated value of $100. The operating partnership issued one Class B contingent unit for each outstanding Class C preferred unit and all remaining Class B preferred units became Class B contingent units.

On March 26, 2013, the partners of the operating partnership executed the Second Amended and Restated Agreement of Limited Partnership to amend the terms of the Class B contingent units. The 546,132 common units that were issued to Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife on June 1, 2012 at the closing of the recapitalization were exchanged for 14,307 additional Class B contingent units. As amended, the Class B contingent units are entitled to non-cumulative quarterly distributions that are preferential with respect to the payment of distributions on common units and pari passu with the payment of distributions on Class A preferred units. The quarterly distributions on the Class B contingent units must be declared and set aside for payment prior to any distributions being declared on the common units for that quarterly period. The amount of the distributions will be $0.375 per quarter (1.5% per annum of the stated value per Class B contingent unit) until December 31, 2014, $0.75 per quarter (3.0% per annum of the stated value per Class B contingent unit) from January 1, 2015 through December 31, 2015 and $1.25 per quarter (5.0% per annum of the stated value per Class B contingent unit) thereafter.

The Class B contingent units will be converted into common units in three tranches (except that all Class B contingent units will be automatically converted into common units upon, among other events, a change of control, sale of substantially all assets or bankruptcy of our company):

•	52,728.75 units upon the earlier to occur of (i) the stabilization of our development property, The Estates at Maitland, and (ii) the sale of The Estates at Maitland.

•	52,728.75 units upon the earlier to occur of (i) the stabilization of our development property, Estates at Millenia—Phase II, and (ii) the sale of Estates at Millenia—Phase II.

•

105,457.50 units upon the earlier to occur of (i) the stabilization of either our development property, Midlothian Town Center—East, or our development property, Venetian, and (ii) the sale of either Midlothian Town Center—East or Venetian.

The Class B contingent units will be converted into common units on the schedule set forth above at a conversion rate equal to $100.00 per unit divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion, subject to a minimum price of $9.00 per share (subject to further adjustment for subsequent stock splits, stock dividends, reverse stock splits and other capital changes). The Class B contingent units rank equally with common units with respect to losses of the operating partnership and share in profits only to the extent of the distributions. The Class B contingent units do not have a preference with respect to distributions upon any liquidation of the operating partnership.

LTIP Units

In the future, we may cause our operating partnership to issue LTIP units to our executive officers or our directors. In general, LTIP units are a class of partnership units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in our operating partnership. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with our operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with common units and therefore accrete to an economic value for the holder equivalent to common units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into common units, which in turn are redeemable as described above under “—Common Units.” However, there are circumstances under which LTIP units will not achieve parity with common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero.

Transferability of Operating Partnership Units; Extraordinary Transactions

The general partner will not be able to withdraw voluntarily from the operating partnership or transfer any of its interest in the operating partnership unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to any qualified REIT subsidiary of the general partner or (iii) as otherwise expressly permitted under the operating partnership agreement. The operating partnership agreement prohibits the general partner from engaging in a merger, consolidation or other combination, or sale of substantially all of its assets unless:

•	we receive the consent of a majority in interest of the limited partners (excluding our company);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•

as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the prior written consent of the general partner, and which consent may be withheld in its sole and absolute discretion. Except with the general partner’s consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such partnership units in any matter presented to the limited partners for a vote. The general partner will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by in its sole and absolute discretion.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the operating partnership agreement, upon the issuance of our stock other than in connection with a redemption of operating partnership units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, common units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, the general partner may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the operating partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, the general partner, in its capacity as general partner and tax matters partner, has the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership. We currently own 100% of the equity interests of the general partner.

Term

The term of the operating partnership commenced on April 26, 2012 and will continue perpetually, unless earlier terminated in the following circumstances:

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•

an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by our company; or

•

the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Operating Partnership Agreement

Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	conversion of a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modification of the limited liability of a limited partner;

•	alteration of the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alteration or modification of the redemption rights provided by the operating partnership agreement; or

•	alteration or modification of the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, the general partner will have the power, without the consent of the limited partners, to amend the operating partnership agreement as may be required to:

•	add to the general partner’s obligations or surrender any right or power granted to the general partner or any of its affiliates for the benefit of the limited partners;

•

reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the operating partnership agreement and to amend the list of operating partnership unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•

reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the operating partnership agreement that will not be inconsistent with the law or with the provisions of the operating partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•

set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership units issued or established pursuant to the operating partnership agreement;

•

reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy REIT qualification requirements or to reflect the transfer of all or any part of a partnership interest among us, the general partner and any qualified REIT subsidiary or entity that is disregarded as an entity separate from us or the general partner for U.S. federal income tax purposes;

•

modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the operating partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests; and

•

reflect any other modification to the operating partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have 11,236,438 outstanding shares of common stock (12,173,938 shares of common stock if the underwriters exercise their over-allotment option in full), assuming a public offering price of $12.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. If the offering price is less or greater than $12.00, the number of shares of restricted stock granted to certain of our executive officers and the number of shares of common stock granted to our non-employee directors in lieu of the annual cash retainer will increase or decrease, respectively.

The 6,250,000 shares of common stock sold in this offering (7,187,500 shares of common stock if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares of common stock held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. All of the shares of our common stock held by our affiliates, including our officers and directors, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below.

Prior to this offering, our common stock traded on the OTC Pink market. See “Market For Common Stock” for more information regarding the trading history of our common stock for each full quarterly period in 2011 and 2012 and for the period from January 1, 2013 through April 19, 2013. We have applied to list our common stock on the NASDAQ under the symbol “TSRE.” Trading of our common stock on the NASDAQ is expected to commence immediately following the completion of this offering. No assurance can be given as to (i) the likelihood that an active market for our common stock will develop, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell their shares of common stock or (iv) the prices that stockholders may obtain for any of their shares of common stock. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market price of our common stock. See “Risk Factors—Risks Related to this Offering.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of shares of our common stock reported through the NASDAQ during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Equity Incentive Plan

Under our Equity Incentive Plan, following our initial grants, a number of shares of our common stock equal to $2,156,250 divided by the offering price per share in this offering will be available for future issuance upon completion of this offering for awards of stock options, restricted stock awards, stock appreciation rights, common units, LTIP units and other awards to our employees and non-employee directors. Our board of directors has approved grants of an aggregate of $3,018,750 of shares of restricted stock to be granted to certain of our officers and employees under our Equity Incentive Plan upon completion of this offering. These shares of restricted stock will vest ratably over a four-year period beginning on the one-year anniversary of the issuance of such shares.

Warrants

As part of our recapitalization, Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 139,215 shares of our common stock. These warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $21.60 per share, subject to adjustment for stock splits, stock distributions and other capital changes. The holders of these securities do not have registration rights with respect to the underlying shares of common stock. Shares of common stock issued upon any exercise of the warrants will not be registered under the Securities Act and will only be able to be resold pursuant to Rule 144 under the Securities Act or another available exemption. See “—Rule 144” above.

Conversion Rights

We have outstanding shares of common stock and Class A preferred stock, and our operating partnership has or will have outstanding Class A preferred units, Class B contingent units and common units. See “Description of Stock—Class A Preferred Stock” for a description of the conversion rights of the Class A preferred stock. See “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units” for a description of the conversion rights of our operating partnership’s Class A preferred units, Class B contingent units and common units. The holders of these securities do not have registration rights with respect to the underlying shares of common stock. Shares of common stock issued upon the conversion of these securities will not be registered under the Securities Act and will only be able to be resold pursuant to Rule 144 under the Securities Act or another available exemption. See “—Rule 144” above.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our officers and directors have agreed, and we have agreed, to enter into lock-up agreements with the underwriters of this offering. See “Underwriting” for a description of the lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the current material U.S. federal income tax consequences generally resulting from our election to be taxed as a REIT and the current material U.S. federal income tax considerations relating to the ownership and disposition of our common stock. As used in this section, the terms “we” and “our” refer solely to Trade Street Residential, Inc. and not to our subsidiaries and affiliates which have not elected to be taxed as REITs for U.S. federal income tax purposes.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. This discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “—Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “—Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a capital asset for U.S. federal income tax purposes, which generally means property held for investment. The statements in this section are based on the current U.S. federal income tax laws, including the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 2004. We believe that, beginning with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations, and administrative and judicial interpretations thereof.

In connection with this offering, Bass, Berry & Sims PLC has rendered an opinion that we qualified to be taxed as a REIT under the U.S. federal income tax laws for our taxable years ended December 31, 2009 through December 31, 2012, and our organization and current and proposed method of operation will enable us to continue to maintain our qualification as a REIT for our taxable year ending December 31, 2013 and thereafter. Investors should be aware that Bass, Berry & Sims PLC’s opinion is based on the U.S. federal income tax law governing qualification as a REIT as of the date of such opinion, which is subject to change, possibly on a retroactive basis, is not binding on the IRS or any court, and speaks only as of the date issued. In addition, Bass,

Berry & Sims PLC’s opinion is based on customary assumptions and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business. Moreover, our continued qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of our income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Bass, Berry & Sims PLC will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Bass, Berry & Sims PLC’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify as a REIT” below.

As long as we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. We will be subject to federal tax, however, in the following circumstances:

•

We are subject to the corporate U.S. federal income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•	We are subject to tax, at the highest corporate rate, on:

•

net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”), as described below under “—Gross Income Tests—Foreclosure Property,” that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•

We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless continue to maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our subsidiary entities that are C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors;

(2) Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e. the REIT provisions;

(4) It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

(5) At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6) Not more than 50% in value of its outstanding stock or ownership shares or certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax law defines to include certain entities, during the last half of any taxable year;

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9) It meets certain other qualifications, tests described below, regarding the sources of its income, the nature and diversification of its assets and the distribution of its income.

We must meet requirements 1 through 4, and 8 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. Our charter provides for restrictions regarding the ownership and transfer of our stock that should allow us to continue to satisfy these requirements. The provisions of the charter restricting the ownership and transfer of our stock are described in “Description of Stock—Restrictions on Ownership and Transfer.” We believe we have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. For purposes of requirement 8, we have adopted December 31 as our year end, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a taxable REIT subsidiary. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax law, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and items of gross income of such entities will be treated as assets and items of gross income of their owners for U.S. federal income tax purposes.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the partnership.

Taxable REIT Subsidiaries. A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more “taxable REIT subsidiaries.” The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the securities, however, is automatically treated as a taxable REIT subsidiary without an election. An entity will not qualify as a taxable REIT subsidiary, however, if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person under a franchise, license, or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a lodging facility or health care facility and such lodging facility or health care facility is either owned by the taxable REIT subsidiary or leased to the taxable REIT subsidiary by its parent REIT.

The separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income for purposes of the gross income tests, as described below, if earned directly by the parent REIT. Accordingly, a taxable REIT subsidiary generally is subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable REIT subsidiary, if any, as income. This treatment may affect our compliance with the gross income tests and asset tests. Because a REIT does not include the assets and income of taxable REIT subsidiaries in determining the REIT’s compliance with REIT requirements, such entities may be used by the REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly or through a pass-through subsidiary (e.g., a partnership). If dividends are paid to us by one or more of our domestic taxable REIT subsidiaries we may own, then a portion of such dividends that we distribute to our stockholders who are taxed at individual rates generally will be eligible for taxation at preferential dividend income tax rates rather than at ordinary income rates (currently through 2012). See “—Annual Distribution Requirements” and “—Taxation of Taxable U.S. Stockholders—Distributions.”

A taxable REIT subsidiary pays U.S. federal income tax at corporate rates on its taxable income. Restrictions imposed on REITs and their taxable REIT subsidiaries are intended to ensure that taxable REIT subsidiaries will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT and impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Our taxable REIT subsidiaries may engage in activities that could jeopardize our REIT status if we engaged in the activities directly or through one or more of our pass-through subsidiaries. In particular, our taxable REIT subsidiaries generally would conduct third party services and other business activities that might give rise to income from prohibited transactions if such services or activities were conducted by us or through one or more of our pass-through subsidiaries. See description below under “—Gross Income Tests—Prohibited Transactions.”

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, any gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not to any extent determined by reference to any person’s income or profits, in compliance with the rules above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a “related-party tenant,” other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related-party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, as described below, to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without our rents from the related properties being treated as nonqualifying income for purposes of the 75% and 95% gross income tests. We do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or taxable REIT subsidiaries.

If the rent from a lease of property does not qualify as “rents from real property” because (1) the rent is based on the net income or profits of the tenant, (2) the lessee is a related-party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, that are in excess of 1% of our income from the related property, none of the rent from the property would qualify as “rents from real property.” In any of these circumstances, we could lose our REIT status, unless we qualified for certain statutory relief provisions, because we might be unable to satisfy either the 75% or 95% gross income test.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

In addition, rent attributable to any personal property leased in connection with a lease of real property will not qualify as “rents from real property” if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year, or the personal property ratio. If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status, unless we qualified for certain statutory relief provisions. With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to maintain our qualification as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not agree with our assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Dividends. Our share of any dividends received from any corporation (including any taxable REIT subsidiary, but excluding any REIT or qualified REIT subsidiary) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests. Any dividends received by us from a qualified REIT subsidiary will be excluded from gross income for purposes of the 75% and 95% gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, and net income derived from such prohibited transactions is excluded from gross income solely for purposes of the 75% and 95% gross income tests. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•

the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•

either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•

if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a taxable REIT subsidiary if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be taxed to the taxable REIT subsidiary or other taxable corporation at federal corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the U.S. Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building, or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may maintain our qualification as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets, or the “75% asset test,” must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs; and

•

investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the “5% asset test.”

Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in an entity taxed as a partnership. The term “securities,” however, generally includes debt securities issued by an entity taxed as a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•

“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by an entity taxed as a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment on a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related-party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•

Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are an owner to the extent of our proportionate interest in the debt and equity securities of the entity.

•

Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of an entity taxed as a partnership is our proportionate interest in any securities issued by such entity, without regard to the securities described in the preceding two bullet points above.

We believe that the assets that we hold satisfy the foregoing asset test requirements. However, we will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. Nevertheless, if we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet point immediately above, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain income for the year, and

•	any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

We may elect to retain and pay U.S. federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize corporate income tax and avoid the 4% nondeductible excise tax.

In addition, if we were to recognize “built-in gain” on the disposition of any assets acquired from a C corporation in a transaction in which our basis in the assets was determined by reference to the C corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax we would pay on such gain. “Built-in gain” is the excess of (1) the fair market value of the asset (measured at the time of acquisition) over (2) the basis of the asset (measured at the time of acquisition).

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to maintain our qualification as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are statutory relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we were to fail to maintain our qualification as a REIT in any taxable year, and no relief provision applied, we would be subject to U.S. federal income tax on our taxable income at federal corporate income tax rates and any applicable alternative minimum tax. In calculating our taxable income for a year in which we failed to maintain our qualification as a REIT, we would not be able to deduct amounts distributed to our stockholders, and we would not be required to distribute any amounts to stockholders for that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable to our stockholders as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction, and stockholders taxed at individual rates may be eligible for a maximum U.S. federal income tax rate of 20% on such dividends. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to maintain our qualification as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

For purposes of our discussion, the term “U.S. stockholder” means a holder of our common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes (a “partnership”) holds our common stock, the U.S. federal income tax treatment of an owner of the partnership generally will depend on the status of the owner and the activities of the partnership. If you are an owner of a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

Distributions. As long as we maintain our qualification as a REIT, distributions made out of our current and accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gains will be dividend income to taxable U.S. stockholders. In determining the extent to which a distribution with respect to our stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. A corporate U.S. stockholder will not qualify for the dividends-received deduction generally available to corporations. Dividends paid to a U.S. stockholder generally will not qualify for the tax rates applicable to “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income that we distribute to our stockholders, our dividends generally will not constitute qualified dividend income. As a result, our REIT dividends generally will be taxed at the higher tax rates applicable to ordinary income. The highest marginal individual income tax rate on ordinary income is 39.6%. The U.S. federal income tax rates applicable to qualified dividend income generally will apply, however, to our ordinary REIT dividends, if any, that are (1) attributable to qualified dividends received by us from non-REIT corporations, such as any taxable REIT subsidiaries, or (2) attributable to income recognized by us and on which we have paid federal corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced U.S. federal income tax rate on qualified dividend income under such circumstances, a U.S. stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. In addition, certain individuals, estates and trusts are subject to a 3.8% Medicare tax on dividend income.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our stock. See “—Capital Gains and Losses” below. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the federal corporate income tax we paid. The U.S. stockholder would increase its basis in our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the federal corporate income tax we paid.

A U.S. stockholder will not incur U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder’s adjusted basis in our common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in our common stock, and any amount in excess of both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain, long-term if the stock has been held for more than one year, provided the stock is a capital asset in the hands of the U.S. stockholder.

U.S. stockholders may not include in their individual U.S. federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income; and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as, for example, losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions. A U.S. stockholder who is not a dealer in securities generally must treat any gain or loss realized on a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held such stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s adjusted tax basis in such stock. A U.S. stockholder’s adjusted tax basis in our stock generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of undistributed net capital gains deemed distributed to the U.S. stockholder over the federal corporate income tax deemed paid by the U.S. stockholder on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss on a sale or exchange of our common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition. In addition, certain individuals, estates and trusts are subject to a 3.8% Medicare tax on capital gains.

Capital Gains and Losses. The tax-rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to U.S. stockholders taxed at individual rates currently is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution that we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of “section 1250 property.” The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at federal corporate income tax rates, whether or not such gains are classified as long-term capital gains. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their “unrelated business taxable income,” or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the stock or shares of beneficial interest of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the income that it received from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a pension trust holding more than 10% of the value of our stock only if:

•	we are classified as a “pension-held REIT”; and

•

the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a pension trust, is at least 5% of our total gross income for such year.

We are classified as a “pension-held REIT” if:

•

we maintain our qualification as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts, of which each pension trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

Because a substantial percentage of the value of our stock currently is held by a small number of pension trusts, we currently are classified as a “pension-held REIT” and anticipate that we will continue to be classified as a “pension-held REIT” upon the completion of this offering. Consequently, prospective stockholders that are qualified employee pension or profit-sharing trusts should consult their own tax advisors regarding the effect of our status as a “pension-held REIT.”

Taxation of Non-U.S. Stockholders

For purposes of our discussion, the term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of non-U.S. stockholders, including nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders, are complex. This section is only a summary of certain of those rules.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our common stock, including any reporting requirements.

Distributions. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or a USRPI (discussed below), and that we do not designate as a capital gain dividend or retained long-term capital gain will recognize ordinary income to the extent that we pay such distribution out of our current and accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. A non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, however, on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. A corporate non-U.S. stockholder may, in addition, be subject to the 30% branch profits tax with respect to any such distribution. We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN to us evidencing eligibility for that reduced rate;

•	the non-U.S. stockholder submits an IRS Form W-8ECI to us claiming that the distribution is effectively connected income; or

•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed such non-U.S. stockholder’s adjusted basis in our common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in our common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in our common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our common stock, as described below. See “—Dispositions” below. Under FIRPTA (discussed below), we may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than a distribution attributable to a sale of a USRPI), to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we may withhold tax on the entire amount of any distribution. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we maintain our qualification as a REIT, the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, may apply to our sale or exchange of a USRPI. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If shares of our common stock are regularly traded on an established securities market in the United States, capital gain distributions to a non-U.S. stockholder in respect of our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as such non-U.S. stockholder did not own more than 5% of our outstanding common stock any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders owning 5% or less of our common stock generally will not be subject to FIRPTA withholding or reporting with respect to such distributions, and will not be required to pay branch profits tax. Instead, these distributions will be subject to U.S. federal income tax and withholding as ordinary dividends, currently at a 30% tax rate, unless reduced by applicable treaty. We expect that our common stock will be regularly traded on an established securities market in the United States following this offering. If our common stock is not regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 5% of our outstanding common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder in respect of such common stock that are attributable to our sales of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph.

If a distribution is subject to FIRPTA, we must withhold 35% of such distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount that we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Dispositions. Non-U.S. stockholders may incur tax under FIRPTA with respect to gain realized on a disposition of our common stock since it is expected, based on our business plan, our common stock will constitute a USRPI unless one of the applicable exceptions, as described below, applies. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock, however, as long as, at all times during a specified testing period, we are domestically controlled, i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We cannot assure you that we will be domestically controlled. In addition, even if we are not domestically controlled, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our outstanding common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of our common stock if our common stock is regularly traded on an established securities market. Because we expect that our common stock will be regularly traded on an established securities market following this offering, we expect that a non-U.S. stockholder that has not owned more than 5% of our common stock at any time during the five-year period prior to such sale will not incur tax under FIRPTA on gain from a sale of our common stock. A non-U.S. stockholder generally will incur tax on gain from a disposition of our common stock not subject to FIRPTA if:

•

the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on its capital gains.

Information Reporting Requirements, Backup Withholding and Certain Other Required Withholding

We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28%) with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a “U.S. person” that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For payments after December 31, 2013, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a federal withholding tax at a 30% rate will be imposed on dividends received by

(1) U.S. stockholders that own their common stock through foreign accounts or foreign intermediaries and (2) certain non-U.S. stockholders. In addition, for payments after December 31, 2016, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a federal withholding tax at a 30% rate will be imposed on proceeds of sale in respect of our common stock received by (1) U.S. stockholders that own their common stock through foreign accounts or foreign intermediaries and (2) certain non-U.S. stockholders. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, federal withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Tax Aspects of Our Investments in Our Operating Partnership and Other Subsidiary Partnerships.

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our indirect investment in our operating partnership and our other subsidiaries that are treated as partnerships for U.S. federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as the “Partnerships.” The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations;” and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for U.S. federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any Partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of the Partnerships is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to maintain our qualification as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our distributive share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference. A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing partner for book purposes, but not for tax purposes. The 704(c) Allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Treasury Regulations require partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outline several reasonable allocation methods.

The carryover basis of any properties actually contributed to our operating partnership or another partnership in which we own an interest by an additional partner or member, under certain reasonable methods available to us, including the “traditional method,” (1) may cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, may cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. An allocation described in (2) above may cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends.

Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our allocable share of the partnership’s income (including tax-exempt income) and any increase in our allocable share of indebtedness of the partnership; and

•

reduced, but not below zero, by our allocable share of the partnership’s loss (including any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account for U.S. federal income tax purposes until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any Partnership’s gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “—Gross Income Tests.” We presently do not intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or any Partnership’s, trade or business.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

ERISA CONSIDERATIONS

Overview

The following is a summary of some considerations associated with an investment in our shares of common stock by an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, or ERISA, or a plan or arrangement which is described in Section 4975(e)(1) of the Code or an entity, the assets of which are treated as “plan assets” under the U.S. Department of Labor’s Plan Asset Regulations as currently set forth at 29 C.F.R. Section 2510.3-101, except as expressly modified by Section 3(42) of ERISA (each a “Benefit Plan”). We cannot assure you that there will be no adverse tax or labor decisions or legislative, regulatory or administrative changes with respect to ERISA or the Code or the Plan Asset Regulations that could significantly modify the discussion of ERISA Considerations which follow.

General

Each fiduciary of a Benefit Plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or Section 4975 of the Code (such as an IRA) seeking to invest plan assets in shares of our common stock should consider (after taking into account the facts and circumstances unique to such Benefit Plan) among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code;

•	whether, under the facts and circumstances relevant to the Benefit Plan in questions, the fiduciary’s responsibility to the plan has been satisfied; and

•	whether the investment will produce UBTI to the Benefit Plan (see “Material U.S. Federal Income Tax Considerations”).

Under ERISA, a fiduciary for a Benefit Plan has responsibilities which include the following:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest in plan assets prudently;

•	to diversify the investments of the plan unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether making or holding an investment could constitute or give rise to a prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of a Benefit Plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Benefit Plan if the transactions are between the plan and any “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Code) with respect to that Benefit Plan unless there is an administrative or statutory exemption for the transaction. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. Prohibited transactions include the sale, exchange or leasing of property, and the lending of money or the extension of credit, between a Benefit Plan and a party in interest or disqualified person with respect to such plan. The transfer to (or use by or for the benefit of) a party in interest or disqualified person of any assets of a Benefit Plan is also prohibited, as is the furnishing of services between a plan and a party in interest. A fiduciary of a Benefit Plan is also prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan in connection with a transaction involving the plan or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets. Furthermore, there are adverse tax consequences for an IRA if the assets of the IRA are commingled with other assets except in a common trust fund or common investment fund.

Plan Asset Considerations

One key question related to the prohibited transaction issue and the IRA asset commingling issue is whether our underlying assets will be treated as the assets of each Benefit Plan which purchases and holds our common stock. The general rule is that the underlying assets of the entity in which a Benefit Plan makes an equity investment will be treated as the assets of the Benefit Plan absent a statutory or administrative exemption, and there are administrative exemptions under the Plan Asset Regulations.

The most appropriate exemption for us under the Plan Assets Regulations is the exemption for a “publicly-offered security.” A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act and be part of a class of securities registered under the Exchange Act within a specified time period;

•	part of a class of securities that is owned by 100 or more investors who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares of common stock are being sold as part of an underwritten offering of securities to the public pursuant to an effective registration statement under the Securities Act and will be part of a class of securities that will be registered under the Exchange Act within the specified period, we have well in excess of 100 independent stockholders and we believe that our shares of common stock will be treated as “freely transferable” under the Plan Asset Regulations. Accordingly, we do not believe that our underlying assets will be treated under the Plan Asset Regulations as the assets of any Benefit Plan which purchases and holds our common stock.

The Plan Asset Regulations state that the determination as to whether securities are “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. In general, the following factors, alone or in combination, will not affect the finding that securities are freely transferable: (i) any requirement that a minimum number of shares or units be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor; (ii) any prohibition against transfer or assignment of such security or rights to an ineligible or unsuitable investor; (iii) any restriction on, or prohibition against, any transfer or assignment which would either result in a termination or reclassification of the entity for tax purposes or which would violate any law; (iv) any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment; (v) any requirement that advance notice of a transfer or assignment be given to the entity and any requirement regarding execution of documentation evidencing such transfer or assignment; (vi) any restriction on substitution of an assignee as a limited partner of a partnership, including a general partner consent requirement, provided that the economic benefits of ownership of the assignor may be transferred or assigned without regard to such restriction or consent ; (vii) any administrative procedure which establishes an effective date, or an event, such as the completion of the offering, prior to which a transfer or assignment will not be effective; and (viii) any limitation or restriction on transfer or assignment which is not created or imposed by the issuer or any person acting for or on behalf of such issuer.

At this time, there are no restrictions attached to the securities being offered hereunder. As such, we believe the securities offered herein meet the definition of “freely transferable.” Should such restrictions be put in place at a later date, a determination as to whether the securities are still “freely transferable” may need to be undertaken. Stockholders will be provided prior notice if any restrictions are placed on the securities in the future.

Should the securities not be found to be a “publicly-offered security” because they are not “freely transferable,” it is still believed that the securities would be exempt under the Plan Asset Regulations because the company is an “operating company,” as defined in the Plan Asset Regulations. Under the Plan Asset Regulations, “operating company” is an entity “primarily engaged, directly through a majority owned subsidiary or subsidiaries in the production or sale of a product or services other than the investment of capital.” The definition specifically includes a venture capital operating company and a real estate operating company. Under the Plan Asset Regulations, an entity is a “real estate operating company” if: (1) at least 50% of its assets are invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities; and (2) such entity, in the ordinary course of its business, is engaged directly in real estate management or development activities. At this time, we believe that the company meets these requirements and would therefore qualify for the “real estate operating company” exemption under the Plan Asset Regulations.

On the other hand, if we fail to qualify for any exemption under the Plan Asset Regulations, we could be treated as a fiduciary with respect to each Benefit Plan stockholder, and the fiduciary of each Benefit Plan stockholder could be exposed to co-fiduciary liability under ERISA for any breach by us of our fiduciary duties under ERISA. Furthermore, if we were treated as a fiduciary with respect to Benefit Plan stockholders, there is a risk that transactions entered into by us in the ordinary course of business could be treated as prohibited transactions under ERISA and the Code. We therefore might need to avoid transactions with persons who are affiliated with or related to us or our affiliates or restructure our activities in order to come within an exemption from the prohibited transaction provisions of ERISA and the Code. Finally, if our assets were deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If a prohibited transaction were to occur, the Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in shares of common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status.

Other Prohibited Transactions

Even if the shares of our common stock qualify for the “publicly-offered security” exemption under the plan assets regulations, a prohibited transaction could occur if we, any of our underwriters or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) or otherwise is a party in interest or disqualified person with respect to a benefit plan, and the plan purchases shares of our common stock, unless a statutory or administrative exemption is available and all conditions for such exemption are satisfied. Such exemptions could include Section 408(b)(17) of ERISA, which exempts certain transactions with non-fiduciary service providers; prohibited transaction class exemption (“PTCE”) 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and PTCE 75-1, which exempts certain transactions involving a plan and certain members of an underwriting syndicate. Such exemptions might not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment in shares of common stock. If a purchase were to result in a non-exempt prohibited transaction, such purchase might have to be rescinded. Each holder of our common stock will be deemed to have represented and agreed that its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or section 4975 of the Code or violate any similar laws.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P., or Sandler, is acting as the representative of the underwriters named below. We will enter into an underwriting agreement with the underwriters with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter will severally agree to purchase the number of shares indicated in the table below.

Underwriters	Number of Shares
Sandler O’Neill & Partners, L.P.
BB&T Capital Markets, a division of BB&T Securities, LLC
Janney Montgomery Scott LLC
Ladenburg Thalmann & Co. Inc.
Oppenheimer & Co. Inc.
Wunderlich Securities, Inc.

Total	6,250,000

The underwriting agreement provides that the obligation of the underwriters to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including that the representations and warranties made by us and our operating partnership are true and agreements have been performed, that there is no material adverse change in the financial markets or in our business and that we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 937,500 additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus less an amount per share equal to any dividends or distributions declared and paid by us on our common stock but not payable on the option shares. We will be obligated to sell these shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. After the public offering of the shares of our common stock, the underwriters may change the offering price, concessions and other selling terms.

Prior to this offering, there has been a limited public market for our common stock. The public offering price set forth on the cover page of this prospectus has been negotiated by us with Sandler. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

In addition to the underwriting discounts and commissions, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether the offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to a maximum aggregate amount of $125,000. We estimate that the total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $3.3 million, of which approximately $1.2 million was paid prior to December 31, 2012, and are payable by us.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Indemnity

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our executive officers and directors and certain of our stockholders, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of Sandler. These restrictions are expressly agreed to preclude us and these persons from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. In addition, during the period beginning on and including the date of this prospectus and continuing through and including the date that is 180 days after the date of this prospectus, without the prior written consent of Sandler, we will not file or cause to become effective a registration statement under the Securities Act, relating to the offer and sale of any shares of our common stock or any of our other securities that are substantially similar to our common stock, or any of our securities that are convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing.

The restrictions described in the preceding paragraph will not apply with respect to (i) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (ii) the issuance by us of securities convertible into or exercisable or exchangeable for shares our common stock or the grant of equity-based awards, in either case, pursuant to our Equity Incentive Plan, as it is in effect on the date of this prospectus; (iii) the issuance by us of shares of our common stock upon the conversion, exercise, exchange or settlement of securities that are convertible into or exercisable or exchangeable for or may be settled for shares of our common stock and are outstanding as of the date of this prospectus; (iv) the issuance by our operating partnership of common units in connection with the acquisition of real estate assets; (v) the filing of one or more registration statements on Form S-8 under the Securities Act; (vi) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraphs; or (vii) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family or to any entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or an authorized person of the entity, on behalf of the entity, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

Sandler may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Stabilization

In connection with the offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids:

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in to prevent or slow down a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock.

These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “TSRE.”

Electronic Distribution

A preliminary prospectus in electronic format may be made available on websites maintained by one or more of the underwriters and selling group members, if any, participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of our common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationship with the Underwriters

The underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services. In connection with the recapitalization described elsewhere in this prospectus, Sandler served as our financial advisor and delivered a fairness opinion to the Trade Street Funds’ boards of directors for which it received customary fees for its services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

Certain legal matters, including our qualification as a REIT for U.S. federal income tax purposes, will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP. Venable LLP, Baltimore, Maryland, will issue an opinion to us and to the underwriters regarding certain matters of Maryland law, including the validity of the shares of common stock offered hereby. Bass, Berry & Sims PLC and Hunton & Williams LLP are entitled to rely on the opinion of Venable LLP with respect to all matters of Maryland law.

EXPERTS

The consolidated financial statements and schedule of Trade Street Residential, Inc., as of December 31, 2012 and 2011, and for the years then ended included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

The statements of revenues and certain expenses of The Beckanna on Glenwood, Mercé Apartments, Park at Fox Trails and Terrace at River Oaks for the year ended December 31, 2010, the statements of revenues and certain expenses of The Trails of Signal Mountain for the year ended December 25, 2010, the statements of revenues and certain expenses of Westmont Commons for the year ended December 31, 2011, the statements of revenues and certain expenses of Woodfield Creekstone for the period from August 1, 2012 (inception of operations) through December 31, 2012, and the statements of revenues and certain expenses of Woodfield St. James and Vintage at Madison for the year ended December 31, 2012 in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Mallah Furman, independent auditors, upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

TRADE STREET RESIDENTIAL INC.

Unaudited Pro Forma Condensed Consolidated Financial Statements Information

The following unaudited pro forma condensed consolidated financial statements of Trade Street Residential, Inc. (together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) should be read in conjunction with our historical audited consolidated financial statements as of and for the year ended December 31, 2012, and the related notes thereto, included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet, as of December 31, 2012 and statement of operations for the year ended December 31, 2012 have been prepared to provide pro forma financial information with regard to this offering (the “Offering”) and the use of proceeds therefrom as described under “Use of Proceeds,” as well as certain completed and planned acquisitions and one completed disposition. The unaudited pro forma financial information gives effect to:

•	our 2012 acquisition of Westmont Commons, a 252-unit apartment community located in Asheville, North Carolina;
•	our 2012 acquisition of Estates at Millenia, a 297-unit apartment community located in Orlando, Florida;
•	our 2013 acquisition of Vintage at Madison Crossing (“Vintage”), a 178-unit apartment community located in Huntsville, Alabama (closed on March 1, 2013);
•	our planned 2013 acquisition of Woodfield St. James (“St. James”), a 244-unit apartment community located in Charleston (Goose Creek), South Carolina;
•	our planned 2013 acquisition of Woodfield Creekstone (“Creekstone”), a 256-unit apartment community located in Durham, North Carolina;
•	our disposition in 2013 of Fontaine Woods (“Fontaine”) a 263-unit apartment community located in Chattanooga, Tennessee;
•	our planned 2013 acquisition of the remaining 50% equity interest in our joint venture, Estates at Perimeter, a 240-unit apartment community located in Augusta, Georgia;
•	amendments to our Class A preferred stock and amendments to our Operating Partnership Agreement; and
•	the completion of this Offering and the use of the proceeds therefrom.

The pro forma condensed consolidated balance sheets assume that each of the transactions referred to above occurred on December 31, 2012. The pro forma consolidated statement of operations assume that each of the transactions referred to above occurred on January 1, 2012.

All completed and planned acquisitions are accounted for using the acquisition method of accounting. The total consideration is allocated to the assets acquired or ultimately acquired and the liabilities assumed or ultimately assumed at their respective fair values on the date of acquisition. The fair value of these assets and liabilities is allocated in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). The allocations of the purchase price for Vintage (acquired in March 2013) and each of the planned acquisitions reflected in these unaudited pro forma condensed consolidated financial statements have not been finalized and are based upon preliminary estimates of fair values, which is the best available information as of the date of this prospectus. The final determination of the fair values of these assets and liabilities will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the transactions are completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities for Vintage and each of the planned acquisitions could change significantly from those used in the accompanying unaudited pro forma condensed consolidated financial statements and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

These unaudited pro forma condensed consolidated financial statements are prepared for informational purposes only. In management’s opinion, all material adjustments necessary to reflect the effects of the transactions referred to above, including the Offering, have been made. You should read the information below along with all the other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our pro forma condensed consolidated financial statements are based on assumptions and estimates considered appropriate by the Company’s management. However, they are not necessarily indicative of what our consolidated financial condition or results of operations actually would have been assuming the transactions referred to above had occurred as of the dates indicated, nor do they purport to represent our consolidated financial position or results of operations for future periods. The final valuation of assets and liabilities, allocation of the purchase price, timing of completion of the planned acquisitions and other changes to the acquisitions’ tangible and intangible assets and liabilities that occur prior to completion of the acquisitions, as well as the ability to satisfy other closing conditions, could cause material differences in the information presented.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

December 31, 2012

(unaudited)

		Acquisitions
		Vintage at Madison	Woodfield	Woodfield	Estates at	Sale of	Other
	Historical	Crossing	St. James	Creekstone	Perimeter	Fontaine Woods	Adjustments		Pro Forma
	(A)	(B)	(C)	(D)	(E)	(M)
ASSETS:
Real estate:
Land and improvements	$45,242,964	$3,007,048	$5,353,531	$7,059,168	$5,422,546	$—	$—		$66,085,257
Building and improvements	170,843,314	11,355,003	20,215,628	26,656,335	20,476,236	—	—		249,546,516
Furniture, fixtures, and equipment	8,086,192	537,444	956,827	1,261,672	969,161	—	—		11,811,296

	224,172,470	14,899,495	26,525,986	34,977,175	26,867,943	—	—		327,443,069
Less accumulated depreciation	(9,350,873)	—	—	—		—	—		(9,350,873)

Net investment in operating properties	214,821,597	14,899,495	26,525,986	34,977,175	26,867,943	—	—		318,092,196

Land held for future development	42,622,330	—	—	—	—	—	—		42,622,330
Real estate held for sale	12,308,368	—	—	—	—	(12,308,368)	—		—

Net real estate assets	269,752,295	14,899,495	26,525,986	34,977,175	26,867,943	(12,308,368)	—		360,714,526

	269,752,295	14,899,495	26,525,986	34,977,175	26,867,943	(12,308,368)	—		360,714,526

Other assets:
Cash and cash equivalents	5,046,908	(3,956,302)	(27,150,000)	(12,840,875)	(4,740,500)	4,261,770	59,823,701	(F)	20,444,702
Restricted cash and lender reserves	3,398,703		—	—	—	—	—		3,398,703
Intangible asset - In place leases, net	1,692,113	350,505	624,014	822,825	632,058	—	—		4,121,515
Investment in unconsolidated joint venture	2,581,789	—	—	—	(2,581,789)	—	—		—
Deferred financing costs, net	2,634,953	143,302		290,875	—	—	—		3,069,130
Due from related parties	870,567	—	—	—	—	—	—		870,567
Prepaid expenses and other assets	5,026,633	—	—	—	—	—	(2,497,577)	(F)	2,529,056
Discontinued operations	905,763	—	—	—	—	(736,761)	—		169,002

	22,157,429	(3,462,495)	(26,525,986)	(11,727,175)	(6,690,231)	3,525,009	57,326,124		34,602,675

TOTAL ASSETS	$291,909,724	$11,437,000	$—	$23,250,000	$20,177,712	$(8,783,359)	$57,326,124		$395,317,201

		Acquisitions
		Vintage at Madison	Woodfield	Woodfield	Estates at	Sale of	Other
	Historical	Crossing	St. James	Creekstone	Perimeter	Fontaine Woods	Adjustments		Pro Forma
	(A)	(B)	(C)	(D)	(E)	(M)
LIABILITIES:
Mortgage notes payable	$163,626,814	$11,437,000	$—	$23,250,000	$17,896,524	$—	$—		$216,210,338
Unfavorable ground lease obligation	7,675,693	—	—	—	—	—	—		7,675,693
Accrued interest payable	536,570	—	—	—	—	—	—		536,570
Accounts payable and accrued expenses	5,072,383	—	—	—	—	—	(1,255,913)	(G)	3,816,470
Dividends payable	138,066	—	—	—	—	—	—		138,066
Due to related parties	202,167	—	—	—	—	—	—		202,167
Security deposits and deferred rent	1,439,821	—	—	—	—	—	—		1,439,821
Payable for redemption of noncontrolling interest	7,657,500	—	—	—	—	—	(7,657,500)	(H)	—
Acquisition consideration payable in shares	3,674,315	—	—	—	—	—	(3,318,315)	(I)	356,000
Discontinued operations	9,444,552	—	—	—	—	(9,406,220)	—		38,332

TOTAL LIABILITIES	199,467,881	11,437,000	—	23,250,000	17,896,524	(9,406,220)	(12,231,728)		230,413,457

Commitments & contingencies

REDEEMABLE PREFERRED STOCK AND UNITS
Class A preferred stock	26,802,814	—	—	—	—	—	(26,802,814)	(J)	—
Noncontrolling interest - Operating Partnership - Preferred B and C units	19,400,338	—	—	—	—	—	(19,400,338)	(J)	—

STOCKHOLDERS’ EQUITY:									—
Class A preferred stock	—	—	—	—	—	—	3,091	(K)	3,091
Common stock	47,174	—	—	—	—	—	65,191	(K)	112,365
Additional paid-in capital	73,560,482	—	—	—	—	—	104,793,767	(K,L)	178,354,249
Accumulated deficit	(37,959,620)	—	—	—	2,281,188	1,600,000	(601,383)	(F)	(34,679,815)

TOTAL STOCKHOLDERS’ EQUITY - TRADE STREET RESIDENTIAL, INC.	35,648,036	—	—	—	2,281,188	1,600,000	104,260,666		143,789,890
Noncontrolling interests	10,590,655	—	—	—	—	(977,139)	11,500,338	(J,L)	21,113,854

TOTAL STOCKHOLDERS’ EQUITY	46,238,691	—	—	—	2,281,188	622,861	115,761,004		164,903,744

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$291,909,724	$11,437,000	$—	$23,250,000	$20,177,712	$(8,783,359)	$57,326,124		$395,317,201

TRADE STREET RESIDENTIAL, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2012

(unaudited)

		2012 Acquisitions		2013 Acquisitions
	Historical Year ended December 31, 2012	Westmont Commons	Estates at Millenia	Vintage at Madison Crossing	Woodfield St. James	Woodfield Creekstone	Estates at Perimeter	Other Adjustments			Pro Forma Year ended December 31, 2012

	(N)	(O)	(P)	(Q)	(R)	(S)	(T)
REVENUE:
Rental revenue	$21,221,002	$2,322,669	$836,060	$1,686,566	$2,705,935	$177,059	$2,789,246	$—			$31,738,537
Advisory fees from related party	189,980	—	—	—	—	—	—	—			189,980

TOTAL REVENUE	21,410,982	2,322,669	836,060	1,686,566	2,705,935	177,059	2,789,246	—			31,928,517

OPERATING EXPENSES:
Property operations	9,066,921	644,300	487,463	557,780	739,174	248,861	871,500	—			12,615,999
Real estate taxes and insurance	2,932,135	158,732	95,942	160,320	284,667	30,747	269,331	—			3,931,874
General and administrative	3,801,687	—	—	—	—	—	—	754,687	(Z	)	4,556,374
Depreciation and amortization	7,522,182	—	—	—	—	—	—	8,022,500	(U	)	15,544,682
Acquisition and recapitalization costs	2,336,050	—	—	—	—	—	—	(484,591)	(V	)	1,851,459

TOTAL OPERATING EXPENSES	25,658,975	803,032	583,405	718,100	1,023,841	279,608	1,140,831	8,292,596			38,500,388

INCOME (LOSS) FROM OPERATIONS	(4,247,993)	1,519,637	252,655	968,466	1,682,094	(102,549)	1,648,415	(8,292,596)			(6,571,871)
OTHER INCOME (EXPENSES), NET:
Interest income	77,095	—	—	—	—	—	—	—			77,095
Interest expense	(6,630,873)	—	—	—	—	—	—	(3,039,371)	(W	)	(9,670,244)

TOTAL OTHER EXPENSE, NET	(6,553,778)	—	—	—	—	—	—	(3,039,371)			(9,593,149)

INCOME (LOSS) BEFORE INCOME FROM UNCONSOLIDATED JOINT VENTURE	(10,801,771)	1,519,637	252,655	968,466	1,682,094	(102,549)	1,648,415	(11,331,967)			(16,165,020)
Income from unconsolidated joint venture	45,739	—	—	—	—	—	—	(45,739)	(T	)	—

INCOME (LOSS) FROM CONTINUING OPERATIONS	(10,756,032)	1,519,637	252,655	968,466	1,682,094	(102,549)	1,648,415	(11,377,706)			(16,165,020)
LOSS ALLOCATED TO NONCONTROLLING INTERESTS	1,708,734							(138,323)	(X	)	1,570,411
ACCRETION OF PREFERRED STOCK AND PREFERRED UNITS	(375,482)										(375,482)

NET LOSS FROM CONTINUING OPERATIONS	$(9,422,780)	$1,519,637	$252,655	$968,466	$1,682,094	$(102,549)	$1,648,415	$(11,516,029)			$(14,970,091)

NET LOSS PER COMMON SHARE	($4.14)								(Y	)	$(1.98)

Weighted average number of shares - basic and diluted (II)	2,278,094							5,289,002			7,567,096

NOTES TO CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

Balance Sheet:

A.	Represents the historical audited consolidated balance sheet of the Company as of December 31, 2012, included elsewhere within this prospectus. Includes Estates at Millenia, which was purchased on December 3, 2012, and Westmont Commons, which was purchased on December 13, 2012.

B.	On March 4, 2013, we acquired Vintage at Madison Crossing for a total purchase price of $15,250,000. The acquisition consideration was comprised of a mortgage note payable of $11,437,000 and cash of $3,813,000.

We have allocated the total purchase price based upon estimated fair value in accordance with ASC 805, Business Combinations, as follows. The allocations reflected in these unaudited pro forma condensed consolidated financial statements have not been finalized and are based upon preliminary estimates of fair values, which is the best available information as of the date of this prospectus. The final determination of the fair values of these assets and liabilities will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the transactions was completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly.

Land	$1,100,000
Land improvements	1,907,048
Building and improvements	11,355,003
Furniture, fixtures, and equipment	537,444
Intangible asset - In place leases	350,505

$15,250,000

The mortgage note payable in the amount of $11,437,000 bears interest at a fixed rate of 4.19% with monthly payments of interest only for the initial twelve months and monthly payments of principal and interest thereafter until maturity on April 1, 2023. In conjunction with obtaining this loan, the Company recorded deferred loan costs of $143,302 which will be amortized using the straight line method, and which approximates the effective interest method over the life of the loan. Total annual interest expense for the first twelve months under this mortgage note is approximately $479,210 and annual amortization of deferred loan costs is approximately $14,330. Pro forma interest expense includes interest under this note for the year ended December 31, 2012 in the amount of $479,210 as well as amortization of loan costs in the amount of $14,330.

Depreciation and amortization expense for the first twelve months has been calculated using the straight line method over the estimated useful lives of the assets and equals $912,769. Pro forma depreciation and amortization expense for the year ended December 31, 2012 assuming that Vintage was purchased on January 1, 2012 is as follows:

Land improvements	$190,705	10 years
Building and improvements	264,070	43 years
Furniture, fixtures, and equipment	107,489	5 years
Intangible asset - In place leases	350,505	6 months

	$912,769

Please see Note L contained in the consolidated financial statements and notes thereto included elsewhere in this prospectus.

C.	On January 30, 2013, we entered into an agreement to purchase Woodfield St. James for a total contract price of $27,150,000. The acquisition consideration is expected to be paid in cash from the proceeds of this Offering.

We have allocated the total purchase price based upon estimated fair value in accordance with ASC 805, Business Combinations, as follows. The allocations reflected in these unaudited pro forma condensed consolidated financial statements have not been finalized and are based upon preliminary estimates of fair values, which is the best available information as of the date of this prospectus. The final determination of the fair values of these assets and liabilities will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the transaction is completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly.

Land	$787,056
Land improvements	4,566,475
Building and improvements	20,215,628
Furniture, fixtures, and equipment	956,827
Intangible asset - In place leases	624,014

$27,150,000

Depreciation and amortization expense for the first twelve months has been calculated using the straight line method over the estimated useful lives of the assets and equals $1,742,157. Pro forma depreciation and amortization expense for the year ended December 31, 2012 assuming that St. James was purchased on January 1, 2012 is as follows:

Land improvements	$456,647	10 years
Building and improvements	470,131	43 years
Furniture, fixtures, and equipment	191,365	5 years
Intangible asset - In place leases	624,014	6 months

	$1,742,157

Please see Note L contained in the consolidated financial statements and notes thereto included elsewhere in this prospectus.

D.	On November 16, 2012, we entered into an agreement to purchase Woodfield Creekstone for a total contract price of $35,800,000. The acquisition consideration is expected to be paid in cash of $12,550,000 and a new mortgage loan of $23,250,000.

We have allocated the total purchase price based upon estimated fair value in accordance with ASC 805, Business Combinations, as follows. The allocations reflected in these unaudited pro forma condensed consolidated financial statements have not been finalized and are based upon preliminary estimates of fair values, which is the best available information as of the date of this prospectus. The final determination of the fair values of these assets and liabilities will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the transactions are completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly.

Land	$2,950,000
Land improvements	4,109,168
Building and improvements	26,656,335
Furniture, fixtures, and equipment	1,261,672
Intangible asset—In place leases	822,825

$35,800,000

We have obtained a commitment for a new mortgage note payable in the amount of $23,250,000 which bears interest at a fixed rate of 3.88% with monthly payments of interest only for the initial thirty-six months and monthly payments of principal and interest thereafter until maturity on July 31, 2023. Loan costs are estimated to be $290,875. Total annual interest expense for the twelve months under this mortgage note is expected to be approximately $902,100. Pro forma interest expense includes interest under this note for the period August 1, 2012 (date of completion of construction) through December 31, 2012 of $375,875 as well as amortization of loan costs in the amount of $12,120.

Depreciation and amortization expense for the first twelve months has been calculated using the straight line method over the estimated useful lives of the assets and totals $2,105,990. Pro forma depreciation and amortization expense for the period August 1, 2012 to December 31, 2012 is as follows:

Land improvements	$171,216	10 years
Building and improvements	258,298	43 years
Furniture, fixtures, and equipment	105,139	5 years
Intangible asset - In place leases	685,687	6 months

	$1,220,340

E.	On April 3, 2013 we entered into a contract to acquire the 50% interest in Estates at Perimeter that we do not currently own from our joint venture partner. Consideration for the acquisition consists of cash of approximately $4,740,500 and the assumption of the balance of the current mortgage loan of $8,984,500 (50% of total mortgage note payable).

We have allocated the estimated total purchase price based upon the appraised fair value of $27,500,000. Upon completion of the purchase we will obtain a valuation in accordance with ASC 805, Business Combinations. The final determination of the fair values of these assets and liabilities will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the transaction is completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly.

Land and improvements	$5,422,546
Building and improvements	20,476,236
Furniture, fixtures, and equipment	969,161
Intangible asset - In place leases	632,058

$27,500,000

As a result of consolidating the joint venture the assets and liabilities in the pro forma balance sheet we have eliminated our equity investment. In addition, we have eliminated our 50% share of related net income from the pro forma statement of operations and included 100% of the revenues and expenses of the property. A resulting gain of $2,281,188 is included in accumulated deficit.

The current mortgage note payable on the property had a balance of $17,896,524 as of December 31, 2012, bears interest at a fixed rate of 4.245% and requires monthly payments of principal and interest of $88,344 until maturity on September 1, 2017. Total annual interest expense for the first twelve months under this mortgage note for the year ended December 31, 2012 is $774,973. Pro forma interest expense includes interest under this note for the year ended December 31, 2012 of $774,973. There are no unamortized loan costs associated with this note at present and we do not anticipate incurring material costs during the assumption process.

Depreciation and amortization expense for the first twelve months has been calculated using the straight-line method over the estimated useful lives of the assets and totals $1,576,204. Pro forma depreciation and amortization expense for the year ended December 31, 2012 assuming that Estates of Perimeter was acquired on January 1, 2012 is as follows:

Land improvements	$378,702	10 years
Building and improvements	437,945	43 years
Furniture, fixtures, and equipment	178,264	5 years
Intangible asset - In place leases	581,293	6 months

	$1,576,204

F.	Other adjustments to cash equal $59,823,701, which is based on the following:

Gross proceeds of the Offering (assuming no exercise of the underwriters’ over-allotment option)		$75,000,000
Less:	Underwriting discounts and commissions	(4,875,000)
	Offering costs not yet paid as of December 31, 2012	(2,042,416)
	Payment for noncontrolling interests from joint venture partners in four subsidiaries (See Note H)	(7,657,500)
	Acquisition costs for 2013 acquisitions	(601,383)

Net Proceeds		$59,823,701

During 2012, we incurred $2,497,577 in costs related to the Offering, which are included in prepaid expenses and other assets (Note G). We expect to incur $786,503 of additional costs in 2013 through the effective date of this Offering, for a total of $3,284,080, of which $1,241,664 was paid as of December 31, 2012. The remaining $2,042,416 of Offering costs will be paid with the proceeds of the Offering. Acquisition costs totalling $601,383 represent direct incremental costs of specific acquisitions that are not yet reflected in the historical financial statements and include: actual costs for Vintage $236,383 and estimated costs for St. James $136,000, Creekstone $179,000, Estates at Perimeter $50,000.

G.	Represents deferred offering costs included in prepaid expenses and other assets in the historical consolidated balance sheet as of December 31, 2012 that had not yet been paid as of December 31, 2012 but will be paid with proceeds of the offering.

H.	Represents payment related to the redemption of noncontrolling interests from unaffiliated joint venture partners in connection with the following properties:

Property	Amount to be Paid
Terraces at River Oaks (1)	$2,250,000
Park at Fox Trails (1)	2,250,000
Merce (1)	1,507,500
Beckanna on Glenwood (1)	1,650,000

Total	$7,657,500

(1)	On June 1, 2012, our property owning subsidiaries for each respective property entered into an agreement with the noncontrolling interest holder of each such subsidiary for the purchase of the noncontrolling interest for total consideration of $7,657,500.

I.	On March 14, 2013, the Company issued 35,804 shares of Class A preferred stock to BREF/BUSF Millenia Associates, LLC as reimbursement of certain development costs of $3,318,315 incurred up to the date of the contribution in connection with the development of the site acquired in the acquisition of the Estates at Millenia.

J.	Transfer of $46,203,152 from temporary to permanent equity consisting of $26,802,814 related to Class A preferred stock and $19,400,338 related to the Class B and C preferred units. On January 17, 2013 we effected a 1-for-150 reverse stock split of our common stock. On January 14, 2013, the terms of the Class A preferred stock were amended to provide that in any conversion of shares of Class A preferred stock to shares of common stock, the average market price of our common stock in the conversion calculation would be subject to a minimum price of $9.00 per share. On February 8, 2013, the agreement of limited partnership for the operating partnership was amended and restated to combine the Class B preferred units and the Class C preferred units issued in our recapitalization into a single class of partnership units, designated as Class B contingent units, and to amend certain terms of the Class B contingent units including a minimum price of $9.00 per share in the conversion calculation. Following the amendments and the reverse stock split, there are sufficient authorized but unissued shares of the Company’s common stock to cover commitments (including conversion of the preferred stock and/or preferred units at the holders’ election) that could require settlement in such common stock. As a result, we expect that Class A preferred stock and Class B contingent units will be presented in stockholder equity in future periods.

K.	Net adjustment to additional paid-in capital equals $104,793,767 which is based on the following:

Gross proceeds of the Offering (assuming no exercise of the underwriters’ over-allotment option)		$75,000,000	(1)
Less:	Underwriting fees	(4,875,000)
	Offering costs	(3,284,080)
	Paid in capital for the par value of the Class A preferred stock	(3,091)
	Paid in capital for the par value of the common stock	(65,191	)(2)
Plus:	Transfer from temporary equity (Note J)	26,802,814
	Transfer from noncontrolling interest (Note L)	7,900,000
	Issuance of preferred shares (Note I)	3,318,315

		$104,793,767

(1)	Assumes no exercise of the underwriters’ over-allotment option and the issuance of 6,250,000 shares of common stock at $12.00 per share for gross proceeds of $75,000,000.

(2)	Includes $0.01 par value of (i) 6,250,000 shares to be issued in conjunction with this offering; (ii) 251,563 shares of restricted stock, based on $3,018,750 of shares of restricted stock to be granted to certain of our officers and employees upon completion of this offering (the number of shares of restricted stock to equal the dollar amount divided by the public offering price per share, assuming a public offering price of $12.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus); and (iii) 17,500 shares of common stock, based on $210,000 of shares of common stock to be granted to our non-employee directors in lieu of cash for the annual retainer fee of $35,000 (the number of shares to equal the annual retainer fee divided by the public offering price, assuming a public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus).

L.

On March 26, 2013, the partners of the Operating Partnership executed the Second Amended and Restated Agreement of Limited Partnership to amend the terms of the Class B contingent units, under which, among other amended terms, 546,132 common units were exchanged for 14,307 additional Class B contingent units, for a total of 210,915 Class B contingent units outstanding. The estimated impact of this exchange is the transfer of approximately $7.9 million from noncontrolling interest to additional paid-in capital. The Class B contingent units are recorded at an assumed value of $100 per share, which represents the stated

value and may be subject to change. The amount of $7.9 million was computed as the difference between the $29.0 million carrying value of the noncontrolling interests at December 31, 2012 (both noncontrolling interest in stockholders equity and temporary equity) and the $100 per share stated value of the 210,915 Class B contingent units (total $21.1 million). The net $11.5 million increase in noncontrolling interests included in stockholders’ equity represents $19.4 million transferred from temporary equity less $7.9 million transferred to additional paid-in capital.

M.	Sale of 70% interest in Fontaine Woods on March 1, 2013 to joint venture partner, resulting in a gain of approximately $1.6 million, calculated as the difference between net proceeds of $4.0 million and 70% of the net assets as of the sale date.

Statement of Operations:

N.	Represents the historical audited consolidated statement of operations of the Company for the year ended December 31, 2012 included elsewhere within this prospectus. Amounts exclude the discontinued operations as previously reported and only reflect those amounts through continuing operations. Includes the operating results of Westmont Commons and Estates at Millenia subsequent to their acquisition dates.

O.	Represents unaudited revenue and certain expenses for Westmont Commons for the period from January 1, 2012 to December 13, 2012.

On December 13, 2012, we acquired Westmont Commons for a total purchase price of $22,400,000. The acquisition consideration was comprised of a mortgage note payable of $17,920,000 and cash of $4,480,000.

We have allocated the total purchase price based upon fair value in accordance with ASC 805, Business Combinations, as follows:

Land	$1,409,383
Land improvements	865,996
Building and improvements	19,183,990
Furniture, fixtures, and equipment	302,011
Intangible asset - In place leases	638,620

$22,400,000

The mortgage note payable in the amount of $17,920,000 bears interest at a fixed rate of 3.84% per annum and requires monthly interest only payments for the initial 24 months; thereafter monthly payments of principal are due through maturity on January 1, 2023. In conjunction with obtaining this loan, the Company recorded deferred loan costs of $231,685, which will be amortized using the straight line method, which approximates the effective interest method over the life of the loan. Total annual interest expense for the first twelve months under this mortgage note is approximately $688,128 and annual amortization of deferred loan costs is $23,169. Pro forma interest expense includes interest under this note for the period from January 1, 2012 to December 12, 2012 (day prior to date of acquisition), or $651,810, as well as amortization of loan costs in the amount of $22,197.

Depreciation and amortization expense for the first twelve months has been calculated using the straight line method over the estimated useful lives of the assets and totals $1,231,761. Pro forma depreciation and amortization expense for the period from January 1, 2012 to December 12, 2012 (day prior to date of acquisition) is as follows:

Land improvements	$82,989	10 years
Building and improvements	427,537	43 years
Furniture, fixtures, and equipment	57,884	5 years
Intangible asset - In place leases	573,385	6 months

	$1,141,795

Please see Notes C and G contained in the consolidated financial statements and notes thereto included elsewhere in this prospectus.

P.	Represents the unaudited income and certain expenses for the Estates at Millenia for the period from January 1, 2012 to December 3, 2012.

On December 3, 2012 we acquired the completed developed property Estates at Millenia for a total consideration of approximately $43,179,000. The acquisition consideration was comprised of common stock valued at approximately $14,100,000 and cash of $29,100,000, which was used to repay the existing loan on the property. Simultaneously with the acquisition, we obtained a mortgage note payable in the amount of $34,950,000 as described below.

In addition, we acquired land held for future development for a total consideration of $12,942,315.

We have allocated the total consideration based upon fair value in accordance with ASC 805, Business Combinations, as follows:

Land	$4,022,217
Land improvements	583,968
Land held for future development	12,942,315
Building and improvements	36,069,808
Furniture, fixtures, and equipment	1,244,972
Intangible asset - In place leases	1,258,035

$56,121,315

The mortgage note payable in the amount of $34,950,000 bears interest at a floating rate of 30 day LIBOR plus 4.75%, with a floor of 5.75% per annum with a maturity date of December 3, 2013. In conjunction with obtaining this loan, the Company recorded deferred loan costs of $519,163 which will be amortized using the straight line method, which approximates the effective interest method over the life of the loan. Total annual interest expense for the first twelve months under this mortgage note is approximately $2,010,000 and annual amortization of deferred loan costs is $519,163. Pro forma interest expense includes interest under this note for the period from June 1, 2012 (date of completion of construction) through December 2, 2012 (day prior to date of acquisition), or $1,004,813, as well as amortization of loan costs in the amount of $242,832. Depreciation and amortization expense for the first twelve months has been calculated using the straight line method over the estimated useful lives of the assets and totals $2,286,822. Pro forma depreciation and amortization expense for the period from June 1, 2012 (date of completion of construction) through December 2, 2012 (day prior to date of acquisition) is as follows:

Land improvements	$19,466	15 years
Building and improvements	360,698	50 years
Furniture, fixtures, and equipment	62,249	5 years
Intangible asset - In place leases	838,690	9 months

	$1,281,103

Please see Notes C and G contained in the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Q.	Represents the audited historical statement of revenue and certain expenses for Vintage for the year ended December 31, 2012. See Note B.

R.	Represents the audited historical statement of revenue and certain expenses for St. James for the year ended December 31, 2012. See Note C.

S.	Represents the audited historical statement of revenue and certain expenses for Creekstone for the five months from August 2012 to December 31, 2012. The property was under construction during the first seven months of 2012 and began operations in August 2012. See Note D.

T.	Represents the unaudited historical statement of revenue and certain expenses for the Estates at Perimeter for the year ended December 31, 2012. See Note E.

U.	Represents the estimated depreciation expense related to the completed and planned acquisitions and the estimated amortization expense related to intangible assets for the in-place leases. Depreciation and amortization expense is calculated using the straight-line method as follows: (a) over the useful life of 12 months for the operating properties, Vintage and St. James, (b) for the period from January 1, 2012 through the acquisition dates of December 3, 2012 and December 13, 2012 for Estates at Millenia and Westmont Commons, respectively, and (c) five months for Woodfield Creekstone from the date it commenced operations.

	Land improvements	Building and improvements	Furniture, fixtures, and equipment	In place leases	Total
2012 acquisitions
Westmont Commons	$82,989	$427,537	$57,884	$573,385	$1,141,795
Estates at Millenia	19,466	360,698	62,249	838,690	1,281,103

2013 acquisitions
Vintage at Madison Crossing	190,705	264,070	107,489	350,505	912,769
Woodfield St. James	456,647	470,131	191,365	624,014	1,742,157
Woodfield Creekstone	171,216	258,298	105,139	685,687	1,220,340
Estates at Perimeter	422,255	476,192	193,832	632,058	1,724,336

Total	$1,343,277	$2,256,925	$717,959	$3,704,338	$8,022,500

V.	Acquisition costs of $484,591 represent direct, incremental costs of specific acquisitions that are included in the historical financial statements for Estates at Millenia $246,146, Westmont Commons $199,098, and planned acquisitions $39,347.

W.	Includes estimate of incremental interest expense to be incurred on the debt financing used to acquire Vintage and Creekstone, assuming the properties were acquired on January 1, 2012.

•	The mortgage for Vintage is $11,437,000 with a fixed interest rate of 4.19% and interest only payments for the first 24 months

•

The principal amount of the Creekstone mortgage is expected to be $23,250,000 with a fixed interest rate of 3.88% and interest only payments for the first 36 months, based on a loan commitment we have received for the financing of the acquisition.

Also includes interest expense for Estates at Millenia and Westmont Commons for the periods noted in Note U above.

Also includes 2012 interest on the existing mortgage for Estates at Perimeter, for which we expect to acquire the 50% interest of our joint venture partner with proceeds from this Offering.

Also reflected in the pro forma adjustment is the Company’s estimate of the additional deferred financing amortization costs that would have been incurred by the properties assuming the purchase occurred effective January 1, 2012. The pro forma assumes a straight-line amortization method, which approximates the effective yield, assuming a 10 year term on debt financing.

	Interest Expense	Amortization of Loan Cost	Total
2012 acquisitions
Westmont Commons (Note O)	651,810	22,197	674,007
Estates at Millenia (Note P)	1,004,813	242,832	1,247,645

2013 acquisitions
Vintage at Madison Crossing (Note B)	$479,210	$14,330	$493,540
Woodfield Creekstone (Note D)	375,875	12,120	387,995
Estates at Perimeter (Note E)	774,973	—	774,973
less: reduction in interest expense as a result of the repayment of the liability to former noncontrolling interest holders			(538,789)

			$3,039,371

X.	Reflects impact of the changes in units held by the noncontrolling interest (Note L). The Company re-calculated the portion of loss allocated to the noncontrolling interest based on its respective ownership percentage after giving effect to the various amendments to the Company’s charter provisions with respect to the terms of the Class A preferred stock and the operating partnership agreement with respect to the terms of the Class B contingent units.

Y.	Reflects the 1-for-150 reverse stock split effected on January 17, 2013 and the issuance of shares in the Offering (assuming no exercise of the underwriters’ over-allotment option). For purposes of computing pro forma net loss per common share, pro forma weighted average shares outstanding include: (A) 867,111 incremental shares of common stock deemed issued at the beginning of the year presented in connection with the acquisition of Estates at Millenia; (B) 4,341,500 shares of common stock issued in the offering and directly attributable to the acquisitions included in the pro forma financial statements, consisting of (i) $12,398,000 of proceeds used for the acquisition of equity interests from joint venture partners, and (ii) $39,700,000 of proceeds used for the acquisition of Woodfield Creekstone ($12,550,000) and Woodfield St. James ($27,150,000), which total of $52,098,000 has been divided by $12.00, the midpoint of the range set forth on the cover of this prospectus, resulting in 4,341,500 shares in this offering attributable to acquisitions to be made with offering proceeds; and (C) 62,891 vested restricted shares and 17,500 shares issued to non-employee directors (Note K(2)). Accordingly, a total of 5,289,002 shares have been added in the computation of pro forma weighted average number of shares. For periods where we report a net loss available for common stockholders, the effect of dilutive shares is excluded from earnings per share calculations because including such shares would be anti-dilutive.

Z.	Our board of directors has approved the grant to certain of our officers and employees of $3,018,750 of shares of restricted common stock at the time of the offering, with the number of shares of restricted stock to be granted to be equal to $3,018,750 divided by the offering price per share. We have estimated that we will issue 251,563 shares of restricted common stock to certain of our officers and employees, assuming our offering price is $12.00 per share (the midpoint of the range set forth on the cover of this prospectus). The total pro forma compensation expense is $3,018,750. Assuming a four year vesting period, the 2012 pro forma expense is $754,687.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Trade Street Residential, Inc.

We have audited the accompanying consolidated balance sheets of Trade Street Residential, Inc. (a Maryland corporation) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index on page F-1 of this Form S-11/A. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trade Street Residential, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Miami, Florida

March 29, 2013

TRADE STREET RESIDENTIAL INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
ASSETS:
Real estate:
Land and improvements	$45,242,964	$38,242,966
Buildings and improvements	170,843,314	114,375,075
Furniture, fixtures, and equipment	8,086,192	6,515,793

	224,172,470	159,133,834
Less accumulated depreciation	(9,350,873)	(3,789,086)

Net investment in operating properties	214,821,597	155,344,748
Land held for future development	42,622,330	18,170,949
Real estate held for sale	12,308,368	38,176,079

Net real estate assets	269,752,295	211,691,776

Real estate loans:
Mezzanine loans including accrued interest receivable	—	26,415,124
Allowance for loan losses	—	(15,415,124)

	—	11,000,000

	269,752,295	222,691,776

Other assets:
Cash and cash equivalents	5,046,908	814,163
Restricted cash and lender reserves	3,398,703	3,244,656
Intangible asset—In place leases, net of accumulated amortization of $3,581,458 and $1,631,017, respectively	1,692,113	1,745,899
Investment in unconsolidated joint venture	2,581,789	2,981,691
Deferred financing costs, net of accumulated amortization of $797,262 and $269,365, respectively	2,634,953	1,317,858
Due from related parties	870,567	636,146
Prepaid expenses and other assets	5,026,633	423,942
Discontinued operations	905,763	1,343,501

	22,157,429	12,507,856

TOTAL ASSETS	$291,909,724	$235,199,632

LIABILITIES:
Mortgage notes payable	$163,626,814	$112,097,662
Unfavorable ground lease obligation	7,675,693	7,853,026
Accrued interest payable	536,570	268,862
Accounts payable and accrued expenses	5,072,383	1,361,920
Dividends payable	138,066	—
Due to related parties	202,167	103,509
Security deposits and deferred rent	1,439,821	352,140
Payable for the redemption of noncontrolling interest	7,657,500	—
Acquisition consideration payable in preferred stock	3,674,315	—
Discontinued operations	9,444,552	28,825,413

TOTAL LIABILITIES	199,467,881	150,862,532

Commitments & contingencies	—	—

REDEEMABLE PREFERRED STOCK AND UNITS
Class A preferred stock; $0.01 par value; 423,326 shares authorized, 273,326 issued and outstanding	26,802,814	—
Noncontrolling interest—Operating Partnership—Preferred B and C units	19,400,338	—

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value per share; 1,000,000,000 authorized; 4,717,375 and 96,284 shares issued and outstanding, respectively	47,174	963
Additional paid-in capital	73,560,482	108,303,199
Accumulated deficit	(37,959,620)	(31,117,094)

TOTAL STOCKHOLDERS’ EQUITY—TRADE STREET RESIDENTIAL, INC.	35,648,036	77,187,068
Noncontrolling interests	10,590,655	7,150,032

TOTAL STOCKHOLDERS’ EQUITY	46,238,691	84,337,100

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$291,909,724	$235,199,632

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2012	2011
REVENUE:
Rental revenue	$21,221,002	$10,869,298
Advisory fees from related party	189,980	1,080,271

TOTAL REVENUE	21,410,982	11,949,569

OPERATING EXPENSES:
Property operations	9,066,921	3,955,637
Real estate taxes and insurance	2,932,135	1,572,455
General and administrative	3,801,687	763,572
Depreciation and amortization	7,522,182	3,883,315
Asset impairment losses	—	413,726
Provision for loan losses	—	59,461
Acquisition and recapitalization costs	2,336,050	596,545
Acquisition fees from related parties	—	793,524

TOTAL OPERATING EXPENSES	25,658,975	12,038,235

LOSS FROM OPERATIONS	(4,247,993)	(88,666)

OTHER INCOME (EXPENSES), NET:
Interest income	77,095	5,633
Interest expense	(6,630,873)	(2,599,756)

TOTAL OTHER EXPENSE, NET	(6,553,778)	(2,594,123)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME FROM UNCONSOLIDATED JOINT VENTURE	(10,801,771)	(2,682,789)
Income from unconsolidated joint venture	45,739	43,381

LOSS FROM CONTINUING OPERATIONS	(10,756,032)	(2,639,408)
DISCONTINUED OPERATIONS:
Income (loss) on operations of rental property	22,359	(1,158,848)
Gain from sale of rental property	2,182,413	—

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	2,204,772	(1,158,848)

NET LOSS	(8,551,260)	(3,798,256)
LOSS ALLOCATED TO NONCONTROLLING INTERESTS	1,708,734	377,330
ACCRETION OF PREFERRED STOCK AND PREFERRED UNITS	(375,482)	—

LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS OF TRADE STREET RESIDENTIAL, INC.	$(7,218,008)	$(3,420,926)

Earnings per common share—basic and diluted:
Loss from continuing operations available to common stockholders	$(4.14)	$(23.49)
Discontinued property operations	0.97	(12.04)

Net loss available to common stockholders	$(3.17)	$(35.53)

Weighted average number of shares—basic and diluted	2,278,094	96,284

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Trade Street Residential, Inc,
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interests	Total Equity	Temporary Equity	Class A Preferred Shares
	Shares	Amount
Equity balance, January 1, 2011	96,284	$963	$86,912,521	$(27,276,993)	$84,502	$59,720,993	$—	—
Contributions from partners and members			27,731,352		7,618,823	35,350,175
Distributions to partners and members			(6,340,674)	(419,175)	(175,963)	(6,935,812)
Net loss				(3,420,926)	(377,330)	(3,798,256)

Equity balance, December 31, 2011	96,284	963	108,303,199	(31,117,094)	7,150,032	84,337,100	—	—
Contributions from partners and members			3,730,765		74,022	3,804,787
Distributions to partners and members			(4,209,324)		(253,574)	(4,462,898)
Net loss				(6,842,526)	(572,300)	(7,414,826)	(1,136,434)
Recapitalization of Feldman Mall Properties, Inc.	3,407,309	34,073	(9,926,465)		10,181,733	289,341
Recapitalization costs			(867,671)			(867,671)
Transfer of stock and units to temporary equity			(37,696,104)			(37,696,104)	37,696,104	173,326
Accretion of preferred stock and preferred units			(375,482)			(375,482)	375,482
Redemption of noncontrolling interests	52,868	529	(1,668,771)		(5,989,258)	(7,657,500)
Private placement	178,333	1,783	2,673,217			2,675,000
Shares issued for acquisition	940,241	9,403	14,093,940			14,103,343	9,268,000	100,000
Dividends to stockholders	42,340	423	(496,822)			(496,399)

Equity balance, December 31, 2012	4,717,375	$47,174	$73,560,482	$(37,959,620)	$10,590,655	$46,238,691	$46,203,152	273,326

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2012	2011
Cash flows from operating activities:
Net loss	$(8,551,260)	$(3,798,256)
(Income) loss from discontinued real estate operations	(2,204,772)	1,158,848

Loss from continuing operations	(10,756,032)	(2,639,408)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,522,182	3,882,715
Asset impairment losses	—	413,726
Increases in allowances for loan losses	—	59,461
Income of unconsolidated joint venture	(45,739)	(43,381)
Amortization of unfavorable ground lease obligation	(177,333)	(30,557)
Amortization of deferred loan costs	964,248	118,945
Accrued interest income—related party	(76,350)	—

Net changes in assets and liabilities:
Restricted cash and lender reserves	(154,047)	(444,075)
Prepaid expenses and other assets	(4,406,384)	(290,573)
Accounts payable and accrued expenses	3,183,888	980,887
Due to related parties	98,658	100,024
Security deposits and deferred rent	1,087,681	233,059

Net cash (used in) provided by operating activities—continuing operations	(2,759,228)	2,340,823
Net cash provided by operating activities—discontinued operations	1,330,985	703,264

Net cash (used in) provided by operating activities	(1,428,243)	3,044,087

Cash flows from investing activities:
Cash distributions received from unconsolidated joint venture	445,641	598,106
Purchase of business	(4,480,000)	(24,543,000)
Advances under mezzanine loans	—	(59,461)
Proceeds from sale of real estate assets	844,500	—
Purchase of real estate assets	(1,856,209)	(1,834,911)

Net cash (used in) investing activities—continuing operations	(5,046,068)	(25,839,266)
Net cash provided by (used in) investing activities—discontinued operations	7,919,388	(4,648,928)

Net cash provided by (used in) investing activities	2,873,320	(30,488,194)

Cash flows from financing activities:
Payments under mortgage notes payable	(27,740,848)	(413,618)
Borrowings under mortgage notes payable	32,274,000	—
Distributions to stockholders	(358,756)	—
Due from related parties	(803,185)	(2,314,620)
Payments of deferred loan costs	(2,281,343)	(966,002)
Distributions to noncontrolling interest	(60,667)	(85,102)
Capital contributions from noncontrolling interest	74,022	6,104,061
Distributions to partners and members	(1,936,815)	(3,809,037)
Capital contributions from partners and members	3,291,795	24,128,490
Cash acquired from recapitalization	23,171	—
Recapitalization costs	(867,671)	—
Proceeds received from private placement	2,675,000	—

Net cash provided by financing activities—continuing operations	4,288,703	22,644,172
Net cash (used in) provided by financing activities—discontinued operations	(1,501,035)	3,887,460

Net cash provided by financing activities	2,787,668	26,531,632

Net change in cash and cash equivalents	4,232,745	(912,475)
Cash and cash equivalents at beginning of year	814,163	1,726,638

Cash and cash equivalents at end of year	$5,046,908	$814,163

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest, net of capitalized interest of $355,000 and $335,000, respectively.	$5,043,785	$3,330,799

	For the Years Ended December 31,
	2012	2011
Non-Cash Investing & Financing Activities:
Notes payable issued as consideration for purchase of businesses	$44,996,000	$54,717,000
Stock issued for consideration of business acquisition	$23,371,343	$—
Net assets acquired from recapitalization	$266,170	$—
Payable for the redemption of noncontrolling interest	$7,657,500	$—
Transfer preferred shares/units to temporary equity	$37,696,104	$—
Non cash distribution of accounts receivables to partners and members	$645,114	$2,001,939
Reclassification of loan from real estate loans to land and improvements	$11,000,000	$—
Stock dividend to common stockholders	$63,510	$—
Accrual of Class B Current Return	$—	$11,719
Dividend payable	$138,066	$—
Acquisition consideration payable in preferred stock	$3,674,315	$—

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A—NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Trade Street Residential, Inc. (the “Company” or “TSRI”)) is the surviving legal entity of the reverse recapitalization transaction that occurred on June 1, 2012, as described below. The consolidated financial statements as of and for the years ended December 31, 2012 and 2011 reflect the combination of certain real estate entities and management operations that were contributed to the Company in a reverse recapitalization transaction (the “recapitalization”). The Company includes certain subsidiaries of Trade Street Property Fund I, LP (“TSPFI”) and BCOM Real Estate Fund, LLC (“BREF”), as well as TS Manager, LLC, Trade Street Property Management, LLC and Trade Street Investment Adviser, LLLP (“TSIA”), collectively Trade Street Company. During all periods presented in the accompanying consolidated financial statements up to June 1, 2012, the entities comprising Trade Street Company were under common control with Trade Street Capital, LLC (“Trade Street Capital”), a real estate investment and management company ultimately owned and controlled by an individual.

The Company is engaged in the business of acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban markets of larger cities primarily in the southeastern United States, including Texas.

As of December 31, 2012, the Company’s primary assets consisted of 13 apartment communities, four development properties, and an investment in an unconsolidated joint venture which holds an additional operating property. Substantially all of the Company’s revenues were derived from rents received from residents in its apartment communities, and the Company derives a smaller portion of its revenues from fees earned from serving as an adviser to affiliates and other third parties with respect to real estate assets. The Company, through its affiliates, actively manages the acquisition and operations of its real estate investments. The Company may also enter into management agreements relating to the management of the operations of certain of its real estate investments.

On June 1, 2012, the Company completed a reverse recapitalization transaction with Feldman, a Maryland corporation that qualifies and has elected to be taxed as a REIT for U.S. federal income tax purposes. Immediately prior to the reverse recapitalization transaction, Feldman held a single parcel of land having minimal value (which was sold shortly after the recapitalization transaction) and conducted no operations. In the recapitalization, Feldman acquired certain contributed apartment assets in exchange for shares of common and preferred stock in Feldman and common and preferred units in Trade Street Operating Partnership, LP, a newly formed operating partnership (the “Operating Partnership” or “OP”) that, at the time of the recapitalization transaction, was owned by Feldman and a wholly-owned subsidiary of Feldman. Immediately following consummation of the recapitalization, TSPFI and BREF collectively owned approximately 96% of the voting stock of Feldman. For accounting purposes, TSIA was deemed to be the acquirer in the recapitalization transaction, although Feldman was the legal acquirer and surviving entity in the transaction. The transaction was accounted for as a reverse recapitalization, as it is a capital transaction in substance, rather than a business combination. As a reverse recapitalization, no goodwill is recorded. For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the legal acquirer. Consequently, the financial statements of the Company reflect the consolidated financial statements of Trade Street Company prior to June 1, 2012 and thereafter also include Feldman. All assets and liabilities are recorded at their historical cost, except for land acquired from Feldman that, prior to the recapitalization, was recorded at its net realizable value. The legal capital for the accounting acquirer is adjusted retroactively to reflect the legal capital of Feldman as of December 31, 2011. In connection with the recapitalization, costs of approximately $2,719,000 were incurred during 2012, of which $868,000 was recorded as charges against additional paid-in capital in the accompanying statement of stockholders’ equity and $1,851,000 was recorded as recapitalization expenses in the accompanying consolidated statements of operations.

Concurrent with the recapitalization transaction, Feldman changed its name to Trade Street Residential, Inc.

Following is a summary of transactions in connection with the reverse recapitalization transaction (after giving effect to the reverse stock split):

•

TSPF and BREF contributed to the Operating Partnership all of their respective interests in 12 operating properties and investment in a joint venture, a promissory note, and three development assets in exchange for an aggregate of 3,396,976 shares of common stock and 173,326 shares of Class A preferred stock. In addition, a joint venture partner in one of the operating properties contributed to the Operating Partnership all of its interest in such operating property in exchange for an aggregate of 52,868 shares of the Company’s common stock (see Note J).

•

Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 139,215 shares of common stock, which warrants are exercisable for a period of two years following listing of the Company’s common stock on a national securities exchange at an exercise price of $21.60 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes.

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $7.50 per share, payable on the earlier of (A) five business days after the date Feldman sold a parcel of land commonly known as the “Northgate Parcel” or (B) July 16, 2012. As the Northgate Parcel was not sold prior to July 16, 2012, the special distribution was paid in 42,340 shares of common stock on July 16, 2012.

•

Trade Street Capital and its owners contributed to the Operating Partnership all of their ownership interests in TSIA and TS Manager, LLC in exchange for (i) 546,132 common units, (ii) 98,304 Class B preferred units, and (iii) 98,304 Class C preferred units of limited partnership interest in the Operating Partnership.

•	Trade Street Capital contributed its property management company, Trade Street Property Management, LLC, to the Operating Partnership for no additional consideration.

•

Feldman issued 5,000 shares of our common stock having a value of $90,000 to Brandywine Financial Services Corporation (“Brandywine”) as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

TSPFI and BREF have other ownership interests that were not contributed to Trade Street Residential, Inc. in the recapitalization transaction and, therefore, these financial statements are not intended to represent the consolidated financial position or results of operations of TSPFI and BREF, but rather that of the Company.

Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles (“GAAP”) and represent the assets and liabilities and operating results of the Company. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation have been included in the consolidated financial statements herein.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, which includes Trade Street Operating Partnership, LP, TSIA, Trade Street Property Management, LLC, TS Manager, LLC, Millenia 700, LLC and TS Westmont, LLC and subsidiaries of BREF and TSPFI that were contributed directly to Trade Street Residential, Inc. or its wholly owned Operating Partnership in the recapitalization transaction. Those subsidiaries include JLC/BUSF Associates, LLC, BSF-Lakeshore, LLC, BSF-Arbors River Oaks, LLC, BSF Hawthorne Fontaine, LLC, BSF Trails, LLC, Post Oak JV, LLC, Merce Partners,

LLC, Beckanna Partners, LLC, Fox Partners, LLC, River Oaks Partners, LLC, BREF-Maitland, LLC, BREF Venetian, LLC, BREF-Masters Cove, LLC, BREF/Midlothian, LLC. Certain properties are not wholly owned, resulting in noncontrolling interests. Income (loss) allocations, if any, to noncontrolling interests includes the pro rata share of such properties’ net real estate income (loss). All significant intercompany balances and transactions have been eliminated in consolidation.

Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity (“VIE”) as defined in FASB ASC 810, the VIE must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary requires management to make significant estimates and judgments about rights, obligations, and economic interests in such entities as well as the same of the other owners. A primary beneficiary has both the power to direct the activities that most significantly impact the VIE, and the obligation to absorb losses or the right to receive benefits from the VIE. Based on the Company’s evaluation, as of December 31, 2011, the Company had consolidated five VIEs as described in Note C. In assessing whether the Company was the primary beneficiary, the Company concluded that it has the power to direct the activities of these VIEs and that the Company has the obligation to absorb losses and the right to receive benefits from these VIEs that could be significant to the entities. During 2012, the Company acquired the remaining ownership interests in four of these VIEs, resulting in them becoming wholly-owned subsidiaries (see Note J). On March 1, 2013, the Company sold its 70% interest in the remaining VIE to its joint venture partner (see Note B).

Unconsolidated joint ventures, including BSF/BR Augusta JV, LLC, an unconsolidated joint venture in which an unaffiliated entity owns a 50% interest, in which the Company does not have a controlling interest but exercises significant influence are accounted for using the equity method, under which the Company recognizes its proportionate share of the joint venture’s earnings and losses.

In connection with the recapitalization transaction, TSPFI and BREF formed a Delaware statutory trust and adopted a plan of liquidation and executed a liquidating trust agreement in order to effectuate its respective dissolution and liquidation. Pursuant to the terms of the liquidation documentation, all of the assets of TSPFI and BREF not conveyed to TSRI in the recapitalization, as well as the shares of common stock and preferred stock issued to TSPFI and BREF in the recapitalization, were conveyed to each company’s respective liquidating trust. Upon completion of the dissolution and liquidation of each of TSPFI and BREF, the trustees of the liquidating trusts will distribute the assets held in the liquidating trusts, including the shares of common stock and preferred stock of TSRI, to the respective partners and members of TSPFI and BREF, including the limited partners and non-managing members, all of which are pension funds, in accordance with the governing documents of TSPFI and BREF. The governing documents of the liquidating trusts require the assets of each liquidating trust to be distributed to the beneficial owners no later than May 31, 2015 unless such date is extended in the trustee’s discretion.

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in these consolidated financial statements and accompanying notes. The more significant estimates include those related to impairment analysis related to the carrying value of real estate assets and estimates related to the valuation of our investment in a joint venture. While management believes that the estimates used are reasonable, actual results could differ from the estimates.

Acquisition of Real Estate Assets: The Company has accounted for acquisitions of its real estate assets, consisting of multifamily apartment communities rented to residents and land held for future development, as business combinations in accordance with current accounting standards. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of each acquired real estate asset between land, buildings, building improvements, equipment, identifiable intangible assets and other assets and liabilities. The acquisition of a multifamily apartment community typically qualifies as a business combination.

The Company has allocated the cost of acquisitions of real estate assets to assets acquired and liabilities assumed based on estimated fair values. The purchase price is allocated to land, building, improvements, leasing costs, intangibles such as in-place leases, and to current assets and liabilities acquired, if any. The value allocated to in-place leases is amortized over the related remaining lease term (typically 6 months) and reflected in depreciation and amortization in the consolidated statements of operations.

Transaction costs related to the acquisition of a real estate asset, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are expensed as incurred and are included in acquisition and recapitalization costs and acquisition fees from related parties in the consolidated statements of operations.

Investment in Real Estate: Real estate investments are stated at the lower of cost less accumulated depreciation or fair value, if deemed impaired, as described below. Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the related assets, generally 35 to 50 years for buildings, 2 to 15 years for long-lived improvements and 3 to 7 years for furniture, fixtures and equipment. Ordinary repairs and maintenance costs are expensed. Significant improvements, renovations and replacements that extend the life of the assets are capitalized and depreciated over their estimated useful lives.

Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated net realizable value of the completed property. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed in service and depreciation commences. Real estate taxes, construction costs, insurance, and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. During 2012 and 2011, interest costs of approximately $355,000 and $335,000, respectively, were capitalized primarily related to the Estates at Maitland property (see Note G). As of December 31, 2012 and 2011, approximately $2,118,000 and $1,763,000, respectively, of capitalized interest is included investment in real estate. Capitalized real estate taxes and interest costs are amortized over periods which are consistent with the constructed assets. If the Company determines the completion of development or redevelopment is no longer probable, it expenses all capitalized costs which are not recoverable.

Impairment of Real Estate Assets: The Company evaluates its real estate assets when events or circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company assesses the property’s recoverability by comparing the carrying amount of the property to its estimate of the undiscounted future operating cash flows expected to be generated over the holding period of the asset including its eventual disposition. If the carrying amount exceeds the aggregate undiscounted future operating cash flows, an impairment loss is recognized to the extent the carrying amount exceeds the estimated fair value of the property. For real estate owned through unconsolidated real estate joint ventures or other similar real estate investment structures, at each reporting date the Company compares the estimated fair value of its real estate investment to the carrying value, and records an impairment charge to the extent the fair value is less than the carrying amount and the decline in value is determined to be other than a temporary decline. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations, which maximizes inputs from a marketplace participant’s perspective. Approximately $414,000 of impairment charges were recorded in 2011 (see Note E). No impairment was recorded in 2012.

Real Estate Loans: As of December 31, 2011, the Company had an investment in a real estate loan comprised of a mezzanine loan on a development property (see Note D). An allowance for losses on real estate loans receivable equal to the estimated uncollectible amount was recorded based on historical experience and review of the current status of the Company’s outstanding real estate loan. The mezzanine loan was secured by the equity interest of the borrower rather than the underlying real estate.

Investments in real estate loans are classified as impaired when, in the opinion of management, and through review of independent appraisals, there is reasonable doubt as to the timely collection of principal and interest.

The Company ceases accruing interest on real estate loans that are classified as impaired. The carrying value, if classified as impaired, is reduced to its net realizable value and an allowance for loan losses is recognized. At December 31, 2011, the Company had recorded allowances for loan losses of $15,415,124 (of which $59,461 was recorded during the year ended December 31, 2011) in order to report the mezzanine loan and related accrued interest receivable at its net realizable value (Note D). No related capitalized fees were expensed during the years ended December 31, 2012 or 2011.

On February 19, 2012, BREF Venetian, LLC, as the lender, completed foreclosure proceedings on Venetian Ft. Myers Associates, LLLP and took possession of the underlying property, The Venetian. The $11,000,000 carrying value of the loan at December 31, 2011 was the carrying value of the property at the time of possession, which also equaled the appraised value. This amount is included in Land Held for Future Development at December 31, 2012 in the accompanying consolidated balance sheets.

Cash and Cash Equivalents: We classify highly liquid investments with an original maturity of three months or less as cash equivalents. The Company maintains its cash (including restricted cash) in bank deposit accounts and may at times maintain balances in excess of federal insured limits.

Restricted Cash and Lender Reserves: Restricted cash consists of escrow accounts for real estate taxes and insurance and restricted cash reserves for capital improvements and repairs on certain properties. As improvements and repairs are completed, related costs incurred by the Company are funded from these reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of the Company for payment of property taxes, insurance, interest and security deposits.

Revenue Recognition: Revenues are recorded when earned. Residential properties are leased under operating leases with terms of generally one year or less. Rental income is recognized when earned on a straight-line basis. Revenue from related party advisory fees and related accounts receivables are recorded when earned. Interest income and any related receivable is recorded when earned.

Sales of real estate property occur through the use of a sales contract where gains or losses from real estate property sales are recognized upon closing of the sale. The Company uses the accrual method and recognizes gains or losses on the sale of its properties when the earnings process is complete, we have no significant continuing involvement and the collectability of the sales price and additional proceeds is reasonably assured, which is typically when the sale of the property closes.

Operating Expenses: Operating expenses associated with the rental property include costs to maintain the property on a day to day basis as well as any utility costs, real estate taxes and insurance premiums. Operating expenses are recognized as incurred.

Noncontrolling Interests: The Company, through wholly-owned subsidiaries, enters into operating agreements with third parties in conjunction with the acquisition of certain properties. The Company records these noncontrolling interests at their historical allocated cost, adjusting the basis prospectively for their share of the respective consolidated investments’ net income or loss or equity contributions and distributions. These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the noncontrolling interest holders based on their economic ownership percentage. Noncontrolling interests also include common and preferred units held by certain limited partners in the Operating Partnership other than the Company. These noncontrolling interests are adjusted prospectively for their share of the consolidated net income. The noncontrolling interests are presented outside of permanent equity to the extent settlement in the Company’s common shares, where permitted, may not be within the Company’s control. The noncontrolling interests in the Operating Partnership are discussed further in Note J.

Contributions, Distributions and Allocation of Income/Loss: The Company’s subsidiaries include limited liability companies and a limited partnership. Prior to June 1, 2012, the allocations of income and loss, and the provisions governing contributions to and distributions from these entities were governed by their respective operating agreements.

Fair Value of Financial Instruments: For financial assets and liabilities recorded at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

• Level 1: Quoted prices for identical instruments in active markets.

•     Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

• Level 3: Significant inputs to the valuation model are unobservable.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash and lender reserves, amounts due from related parties, accounts payable, accrued expenses, amounts due to related parties and security deposits approximate their fair values due to the short-term nature of these items.

There is no material difference between the carrying amounts and fair values of mortgage notes payable as interest rates and other terms approximate current market rates and terms for similar types of debt instruments available to the Company (Level 2).

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of December 31, 2012 and 2011.

Non-recurring Fair Value Disclosures: Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances. These assets primarily include long-lived assets, which are recorded at fair value when they are impaired. The fair value methodologies used to measure long-lived assets are described above at “Impairment of Real Estate Assets”. The inputs associated with the valuation of long-lived assets are generally included in Level 3 of the fair value hierarchy.

No assets were measured at fair value on a non-recurring basis as of December 31, 2012. The following table sets forth by level, within the fair value hierarchy, the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Oak Reserve at Winter Park	$—	$—	$11,319,744	$11,319,744
Venetian	—	—	11,000,000	11,000,000
The Estates at Maitland	—	—	10,000,000	10,000,000
Midlothian Town Center-East	—	—	8,160,000	8,160,000

Total assets at fair value	$—	$—	$40,479,744	$40,479,744

Intangible Assets: The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The value of in-place leases is based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued “as-if” vacant. As lease terms are typically one year or less, rates on in-place leases generally approximate market rental rates. Factors considered in the valuation of in-place leases include an estimate of the carrying costs during the expected lease-up period considering current market conditions, nature of the tenancy, and costs to execute similar leases. Carrying costs include estimates of lost rentals at market rates during the expected lease-up period, as well as marketing and other operating expenses. The value of in-place leases is amortized over the remaining initial term of the respective leases, generally less than one year. The purchase price of property acquisitions is not expected to be allocated to tenant relationships, considering the terms of the leases and the expected levels of renewals. Amortization expense for in-place leases was approximately $1,953,000 and $1,220,000 for the years ended December 31, 2012 and 2011, respectively. Intangible assets, net of amortization, are itemized on the accompanying consolidated balance sheets and the amortization of intangible assets is included in depreciation and amortization expense in the accompanying consolidated statements of operations. See Note C for a detailed discussion of the property acquisitions completed during 2012 and 2011.

All remaining unamortized in-place leases will be fully amortized during fiscal 2013.

Earnings Per Share: In accordance with the provisions of accounting standards for earnings per share, basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the period. Potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis using the if-converted method. Those include 196,608 convertible Class B and C preferred OP units and 546,132 common OP units. Class A preferred shares have been excluded from potentially dilutive common shares since their conversion is contingent upon the achievement of future conditions. For periods where we report a net loss available for common stockholders, the effect of dilutive shares is excluded from earnings per share calculations because including such shares would be anti-dilutive.

The common OP units are redeemable at the option of the holder at any time after one year from the date of issuance for a cash price per common OP unit equal to the average closing price of the common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder (or, in the absence of such trading on a securities exchange, the average bid/ask prices as quoted at the end of the trading day in an interdealer market), or, at the Company’s election, for shares of common stock on a one-for-one basis.

The Class B preferred units and Class C preferred units are convertible into common OP units (Class B preferred units are convertible one year after issuance and Class C preferred units are convertible two years after issuance) at a conversion rate equal to the sum of (A) the liquidation preference per unit ($100), (B) an additional 3.0% per annum of the liquidation preference per unit, and (C) any unpaid accumulated distributions; divided by, generally, the average closing price of the common stock for the 20 trading days prior to the date of conversion (or, in the absence of such trading on a securities exchange, the average bid/ask prices as quoted at the end of the trading day in an interdealer market). Additionally, the Class B preferred units and Class C preferred units automatically convert into common OP units upon the occurrence of certain events, such as a change of control, as described in the Operating Partnership’s agreement of limited partnership at a rate equal to $100 divided by the average closing price of the common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder immediately preceding such event (or, in the absence of such trading on a securities exchange, the average bid/ask prices as quoted at the end of the trading day in an interdealer market). See Note L for a description of the amended and restated agreement of limited partnership of the Operating Partnership.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2012 and 2011 is presented below:

	Years ended December 31,
	2012	2011
Shares Outstanding	4,717,375	96,284
Weighted average common shares—basic	2,278,094	96,284
Effect of dilutive securities	—	—
Weighted average common shares—diluted	2,278,094	96,284

Calculation of Earnings per Share
Net income ( loss) attributable to Trade Street Residential, Inc.:
Continuing operations	$(9,422,780)	$(2,262,078)
Discontinued operations	2,204,772	(1,158,848)

Net loss available for common stockholders	$(7,218,008)	$(3,420,926)

Basic earnings per common share of Trade Street Residential, Inc.:
Continuing operations	$(4.14)	$(23.49)
Discontinued operations	0.97	(12.04)

Earnings per share—basic	$(3.17)	$(35.53)
Weighted average common shares—basic	2,278,094	96,284

Diluted earnings per common share of Trade Street Residential, Inc.:
Continuing operations	$(4.14)	$(23.49)
Discontinued operations	0.97	(12.04)

Earnings per share—diluted	$(3.17)	$(35.53)
Weighted average common shares—diluted	2,278,094	96,284

Deferred Financing Costs: Deferred financing costs are amortized over the terms of the related debt obligations, using the straight-line method which approximates the effective interest method. If the debt obligations are paid down prior to their maturity, the related unamortized loan costs are charged to interest expense.

For the years ended December 31, 2012 and 2011, deferred financing costs of approximately $964,000 and $119,000, respectively, were amortized and included in interest expense on the consolidated statements of operations. Estimated amortization of deferred financing costs for each of the next five years and thereafter is as follows:

Year Ending December 31,
2013	$1,100,931
2014	301,428
2015	276,666
2016	253,809
2017	243,851
Thereafter	458,268

$2,634,953

Prepaid expenses and other assets: As of December 31, 2012, prepaid expenses and other assets primarily consist of deferred offering costs in the amount of approximately $2.5 million as well as deposits made for future acquisitions of real estate assets in the amount of $1.8 million. As of December 31, 2011, prepaid expenses and other assets primarily consist of prepaid expenses and utility deposits.

Income Taxes: The Company has maintained and intends to maintain its election as a REIT under the Internal Revenue Code of 1986, as amended. In order for the Company to continue to qualify as a REIT it must meet a number of organizational and operational requirements, including a requirement to distribute annual dividends to its stockholders equal to a minimum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gains. As a REIT, the Company generally will not be subject to federal income tax on its taxable income at the corporate level to the extent such income is distributed to our stockholders annually. The Company’s Operating Partnership is a flow through entity and is not subject to federal income taxes at the entity level. No provision has been made for income taxes since all of the Company’s operations are held in pass-through entities and accordingly the income or loss of the Company is included in the individual income tax returns of the members. The Company’s tax years that remain subject to examination for U.S. federal and state purposes range from 2009 through 2011.

Commitments and Contingencies: The Company may from time to time be involved in legal proceedings arising from the normal course of business. There are no pending or threatened legal proceedings as of December 31, 2012 and 2011. Due the nature of the Company’s operations, it is possible that existing properties, or properties that the Company will acquire in the future, have asbestos or other environmental related liabilities. As of December 31, 2012 and 2011, the Company is not aware of any claims or potential liabilities that would need to be accrued or disclosed.

Risks and Uncertainties: The Company’s investments in real estate are subject to various risks, including the risks associated with the general economic climate. Due to the level of risk associated with real estate investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the consolidated financial statements.

Recent disruptions in the global capital, credit and real estate markets have led to, among other things, a significant decrease in the fair value of many real estate and mortgage-related investments, as well as a tightening of short- and long-term funding sources. The Company cannot presently determine the full extent to which current market conditions will affect it or the volatility of the markets in which it operates. If difficult conditions continue, the Company may experience tightening of liquidity due to repayment of existing debt, erosion of the fair value of its assets, as well as challenges in obtaining investment financing. The decision by investors and lenders to enter into transactions with the Company will depend upon a number of factors, such as the Company’s historical and projected financial performance, industry and market trends, the availability of capital and investors, lenders’ policies, future interest rates, and the relative attractiveness of alternative investment or lending opportunities compared to other investment vehicles.

Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company is subject to the following risks in the course of conducting its business activities:

Development Risk: Development risk arises from the possibility that developed properties will not be sold or leased or that costs of development will exceed the original estimate resulting in lower than anticipated or uneconomic returns from such developments. Due to the extended length of time between the inception of a project and its ultimate completion, a well-conceived project may, as a result of the financial markets, investor sentiment, economic or other conditions prior to its completion, become an economically unattractive investment.

Investment and Financing Risk: The Company’s debt contains mortgage notes that carry variable interest rates exposing the Company to interest rate risk (see Note G).

Liquidity Risk: Liquidity risk is the risk that the Company will not have sufficient funds available to meet its operational requirements and investing plans. The Company’s primary source of liquidity is net operating income from its rental properties which is used as working capital and to fund capital expenditure requirements. The Company regularly monitors and manages its liquidity to ensure access to sufficient funds. Access to funding is achieved through mortgage financing, credit markets, sales of existing properties and cash reserves. As of December 31, 2012, the Company had mortgage debt totaling $163.6 million, of which $75.8 million matures in 2013. This debt is expected to be extended or refinanced during 2013.

Credit Risks: The Company is exposed to credit risk in that tenants may be unable to pay the contracted rents. Management mitigates this risk by carrying out appropriate credit checks and related due diligence on prospective tenants.

Concentrations of Risk: The Company maintains its cash (including restricted cash) in bank deposit accounts and may at times maintain balances in excess of federally insured limits.

Recent Accounting Pronouncements: In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for interim and annual periods beginning after December 15, 2012 and early adoption is permitted. We have early adopted ASU 2013-02 for the annual period ended December 31, 2012. The adoption of ASU 2013-02 did not have a significant impact on the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 in order to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. No other requirements in ASU 2011-05 were affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-12 is effective for us in fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-12 did not have a significant impact on the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet Disclosures relating to Offsetting Assets and Liabilities. The amendments will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendment is to be applied retrospectively for all comparative periods presented and is effective for annual periods beginning after January 1, 2013. The Company does not believe the future adoption of ASU 2011-11 will have a significant impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of stockholders’ equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of ASU 2011-05 did not have a significant impact on the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The implementation of ASU 2011-04 did not have a significant impact on the Company’s consolidated financial statements.

Reclassifications: Certain amounts in the consolidated financial statements have been reclassified in the prior year to conform to the current year presentation. Balances and amounts in the 2011 consolidated balance sheets and statements of operations associated with properties disposed of or held for sale in 2012 have been reclassified to discontinued operations to conform with the current year presentation. See Note B for further explanation. Further, the Company reclassified approximately $80,000 from real estate taxes and insurance to general and administrative expense.

Reverse Stock Split: On January 17, 2013, the Company effected a 1 for 150 reverse stock split of its common stock and the common units of the Operating Partnership. All common stock and per-share data included in these consolidated financial statements give effect to the reverse stock split and have been adjusted retroactively for all periods presented.

Correction of Error: After issuing interim financial statements as of and for the six and nine months ended June 30, 2012 and September 30, 2012, respectively, the Company identified two accounting errors: (1) expenses incurred in connection with the recapitalization on June 1, 2012 that should have been recorded as expense and included in our statement of operations for the six months ended June 30, 2012 were incorrectly recorded as a direct reduction to equity in those financial statements; and (2) certain capital expenditures occurring from January 1, 2012 through September 30, 2012 were inappropriately recorded as operating expense but should have been capitalized. In accordance with ASC 250-10 and SEC Staff Accounting Bulletin No. 99, Materiality, we assessed the materiality of the errors and concluded that the errors were material to our previously issued financial statements for the six months ended June 30, 2012 and the nine months ended September 30, 2012. The Company has revised and restated its previously issued financial statements as of and for the six months ended June 30, 2012 and for the nine months ended September 30, 2012.

Correction of the errors had the following effects on the Company’s consolidated financial statements:

	Six months ended June 30, 2012			Nine months ended September 30, 2012
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Balance sheet information:
Building and improvements	$147,424,008	$661,292	$148,085,300	$125,309,701	$923,370	$126,233,071
Accumulated depreciation	(8,362,792)	(45,705)	(8,408,497)	(8,505,820)	(108,724)	(8,614,544)
Net investment in properties	220,442,816	615,587	221,058,403	193,464,263	814,646	194,278,909
Real estate held for sale	—	—	—	24,891,558	17,549	24,909,107
Total assets	234,027,018	615,587	234,642,605	231,563,678	832,195	232,395,873
Noncontrolling interest -Preferred B and C units	20,148,421	(285,706)	19,862,715	19,547,279	147,734	19,695,013
Additional paid-in capital	52,497,870	1,851,459	54,349,329	54,432,120	—	54,432,120
Accumulated deficit	(34,365,806)	(807,368)	(35,173,174)	(37,138,583)	610,593	(36,527,990)
Stockholders’ equity - Trade Street Residential	22,966,755	1,044,091	24,010,846	22,959,238	610,593	23,569,831
Noncontrolling interests	11,125,411	(142,852)	10,982,559	10,734,109	73,868	10,807,977
Total stockholders’ equity	34,092,166	901,239	34,993,405	33,693,347	684,461	34,377,808
Total liabilities and stockholders’ equity	$234,027,018	$615,587	$234,642,605	$231,563,678	$832,195	$232,395,873

	Six months ended June 30, 2012			Nine months ended September 30, 2012
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Statement of operations information:
Property operations expense	$5,876,205	$(661,292)	$5,214,913	$8,228,006	$(923,370)	$7,304,636
Depreciation and amortization	5,189,910	45,705	5,235,615	6,124,402	108,724	6,233,126
Acquisition and recapitalization costs	—	1,851,459	1,851,459	1,851,459	—	1,851,459
Total operating expenses	13,420,616	1,235,872	14,656,488	20,238,689	(814,646)	19,424,043
Loss (income) from operations	(302,284)	(1,235,872)	(1,538,156)	(2,718,095)	814,646	(1,903,449)
Loss before income (loss) from unconsolidated joint venture	(3,647,755)	(1,235,872)	(4,883,627)	(7,611,665)	814,646	(6,797,019)
Loss from continuing operations	(3,608,521)	(1,235,872)	(4,844,393)	(7,570,388)	814,646	(6,755,742)
Discontinued operations	—	—	—	157,317	17,549	174,866
Net loss	(3,608,521)	(1,235,872)	(4,844,393)	(7,413,071)	832,195	(6,580,876)
Loss allocated to noncontrolling interests	359,808	428,504	788,312	1,391,582	(221,602)	1,169,980
Loss attributable to Trade Street Residential	$(3,302,353)	$(807,368)	$(4,109,721)	$(6,236,050)	$610,593	$(5,625,457)
Basic and diluted earnings per share:
Continuing operations	$(4.91)	$(1.20)	$(6.11)	$(3.83)	$0.36	$(3.47)
Discontinued operations	—	—	—	$0.09	$0.01	$0.10
Net loss available for common stockholders	$(4.91)	$(1.20)	$(6.11)	$(3.74)	$0.37	$(3.37)

	Six months ended June 30, 2012			Nine months ended September 30, 2012
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Statement of stockholders’ equity information:
Accumulated deficit	$(34,365,806)	$(807,368)	$(35,173,174)	$(37,138,583)	$610,593	$(36,527,990)
Temporary equity	37,511,642	(285,706)	37,225,936	36,995,430	147,735	37,143,165
Noncontrolling interests	$11,125,411	$(142,852)	$10,982,559	$10,734,109	$73,868	$10,807,977

	Six months ended June 30, 2012			Nine months ended September 30, 2012
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Statement of cash flows information:
Net loss	$(3,608,521)	$(1,235,872)	$(4,844,393)	$(7,413,071)	$832,195	$(6,580,876)
Income (loss) from discontinued real estate operations	—	—	—	157,317	17,549	174,866
Loss from continuing operations	(3,608,521)	(1,235,872)	(4,844,393)	(7,570,388)	814,646	(6,755,742)
Depreciation and amortization	5,189,910	45,705	5,235,615	6,124,402	108,724	6,233,126
Net cash provided by operating activities—continuing operations	6,008,027	(1,190,167)	4,817,860	1,291,154	923,370	2,214,524
Net cash provided by operating activities—discontinued operations	—	—	—	802,245	19,043	821,288
Net cash provided by operating activities	6,008,027	(1,190,167)	4,817,860	2,093,399	942,413	3,035,812
Purchase of real estate assets	(330,910)	(661,292)	(992,202)	(575,799)	(923,370)	(1,499,169)
Net cash (used) in investing activities—continuing operations	(256,551)	(661,292)	(917,843)	670,047	(923,370)	(253,323)
Net cash used in investing activities—discontinued operations	—	—	—	—	(19,043)	(19,043)
Net cash used in investing activities	(256,551)	(661,292)	(917,843)	670,047	(942,413)	(272,366)
Net cash used in financing activities	(3,853,400)	1,851,459	(2,001,941)	(1,857,399)	—	(1,857,399)
Net change in cash and cash equivalents	$1,898,076	$—	$1,898,076	$906,047	$—	$906,047

NOTE B—DISCONTINUED OPERATIONS

Discontinued Operations: On August 28, 2012, the Company entered into a Purchase and Sale Agreement to sell The Estates at Mill Creek (“Mill Creek”) property for $27,500,000, including the assumption by the buyer of a mortgage for $19,100,000. The decision to sell this property was made in July 2012. The closing of this sale took place on November 16, 2012 and resulted in a gain of approximately $2.2 million.

The Mill Creek results of operations have been reported as discontinued operations for all periods presented. Additionally, the assets and liabilities of the discontinued operations have been segregated in the accompanying consolidated balance sheets at December 31, 2012 and 2011.

Mill Creek

	Years ended December 31,
	2012	2011
Rental Revenue	$2,733,780	$3,014,968
Net income (loss) – discontinued operations	$875	$(287,238)
Discontinued operations – gain from sale of rental real estate property	$2,182,413	$—

	December 31, 2012	December 31, 2011
Land	$—	$3,365,382
Building & Improvements	—	22,352,278
Furniture, Fixture & Equipment	—	534,678
Less: Accumulated Depreciation	—	(823,890)

Real Estate-Net	—	$25,428,448

Cash in Bank	$3,504	$93,565
Cash in Escrow	150,000	292,139
Accounts Receivable	15,498	12,611
Deferred financing costs	—	149,753
Prepaid Expenses, Other Assets	—	21,821

Total Other Assets	$169,002	$569,889

Accrued Interest	$—	$76,809
Accounts Payable, Accrued Expenses	38,332	32,793
Security Deposits, Prepaid Rents	—	72,215
Mortgage Payable	—	19,100,000

Total Liabilities	$38,332	$19,281,817

Fontaine Woods—On May 9, 2011, the Company, through BSF Hawthorne Fontaine, LLC, in which BSF Fontaine, LLC owned a 70% ownership interest prior to the recapitalization, acquired Fontaine Woods, a multifamily apartment community located in Chattanooga, Tennessee. Fontaine Woods contains 263 apartment units in 14 two- and three-story garden-style apartment buildings on 52 acres of land. The purchase price of $13,000,000 was comprised of a mortgage note payable of $9,100,000 plus cash of $3,900,000. BSF Hawthorne Fontaine, LLC is a VIE of which, due to the recapitalization transaction, the Company is the primary beneficiary.

On March 1, 2013, the Company sold its 70% interest in the Fontaine Woods property to its joint venture partner for $10,500,000, including the assumption by the buyer of our 70% portion of a $9,100,000 mortgage. The decision to sell this property was made in November 2012.

The Fontaine Woods results of operations have been reported as discontinued operations for all periods presented. Additionally, the assets and liabilities of the discontinued operations have been segregated in the accompanying consolidated balance sheets at December 31, 2012 and 2011.

Fontaine Woods

	Years ended December 31,
	2012	2011
Rental Revenue	$2,324,862	$1,460,373
Net income (loss)—discontinued operations	$21,484	$(871,610)

	December 31, 2012	December 31, 2011
Land	$2,244,346	$2,152,613
Building & Improvements	10,546,021	10,479,577
Furniture, Fixture & Equipment	408,777	453,674
Less: Accumulated Depreciation	(890,776)	(338,233)

Real Estate-Net	$12,308,368	$12,747,631

Cash in Bank	$147,890	$161,338
Cash in Escrow	304,441	329,314
Accounts Receivable	3,782	46,903
Deferred financing costs	217,542	172,879
Prepaid Expenses, Other Assets	63,106	63,178

Total Other Assets	$736,761	$773,612

Accrued Interest	$40,669	$39,358
Accounts Payable, Accrued Expenses	210,806	354,471
Security Deposits, Prepaid Rents	54,745	49,767
Mortgage Payable	9,100,000	9,100,000

Total Liabilities	$9,406,220	$9,543,596

NOTE C—ACQUISITIONS OF MULTIFAMILY APARTMENT COMMUNITIES

During 2012 and 2011, the Company completed various acquisitions of multifamily apartment communities from unrelated sellers. Each acquisition involved the acquisition of the operating real estate, but no management or other business operations were acquired in such acquisitions. The fair value of the net assets acquired and the related purchase price allocation are summarized below.

2012 Acquisitions:

Westmont Commons—On December 13, 2012, the Company acquired Westmont Commons, an apartment community located in Asheville, North Carolina. Westmont Commons contains 252 apartment units in ten three-story buildings on approximately 17.5 acres of land. The purchase price of $22,400,000 was comprised of a mortgage note payable of $17,920,000 (see Note G) plus cash of $4,480,000. From the date of acquisition through December 31, 2012, Westmont Commons generated revenue of approximately $103,000 and a net loss of approximately $270,000.

Estates at Millenia—On December 3, 2012, the Company and the Operating Partnership entered into a Contribution Agreement with BREF/BUSF Millenia Associates, LLC (the “Seller”) for the purchase of all of the Seller’s membership interests in Millenia 700, LLC, the owner of the 297 unit apartment complex located in Orlando, Florida known as the Estates at Millenia (the “Developed Property”) and the 7-acre development site adjacent to the Developed Property (the “Development Property”) that is currently approved for 403 apartment units. The Developed Property and the Development Property were contributed to the Operating Partnership.

Consideration for the purchase consisted of:

•

For the Developed Property, a total of $43.2 million, consisting of approximately $29.1 million in cash to pay off the existing loan and shares of the Company’s common stock valued at approximately $14.1 million;

•

For the Development Property: 100,000 shares of Class A preferred stock valued at approximately $9.3 million as of the acquisition date based on a valuation performed by the Company of the stock. On March 14, 2013, the Company issued an additional 35,804 shares of Class A preferred stock having an aggregate value of approximately $3.6 million, equal to the amount of certain development costs incurred up to the date of contribution. Upon receipt of the final certificate of occupancy for the development property, the Company shall issue to the Seller that number of additional shares of Class A preferred stock equal to 20% of the increase in value of the Development Property based on a valuation performed by the Company. The Company valued the contingent consideration at $356,000 and the Class A preferred stock at $3,318,315 for a total of $3,674,315, which is included as acquisition consideration payable in preferred stock in the accompanying consolidated balance sheets as of December 31, 2012. The contingent consideration was valued using a Black-Scholes option pricing model assuming (i) volatility of 19.2%; (ii) an expected dividend yield on the market price of our common stock of 4.0%; (iii) a contractual dividend yield on our Class A preferred stock of 2.0% and (iv) a certificate of occupancy being issued in July 2015. The fair value of the Class A preferred stock was determined as the “as converted” value adjusted for the difference in relative dividend yields of the Class A preferred stock and our common stock over the period until conversion.

The issued shares were not registered under the Securities Act of 1933 and are, therefore, subject to certain restrictions on transfer.

In connection with the acquisition of Estates at Millenia, the Company obtained new mortgage financing in the amount of $34,950,000. See Note G for additional information.

From the date of acquisition through December 31, 2012, the Estates at Millenia generated revenue of approximately $311,000 and a net loss of approximately $469,000.

The following table shows the fair values of the Estates at Millenia and Westmont Commons:

	Estates at Millenia	Westmont Commons	TOTAL
Fair Value of Net Assets Acquired	$56,121,315	$22,400,000	$78,521,315

Purchase Price	$56,121,315	$22,400,000	$78,521,315

Net Assets Acquired/ Purchase Price Allocated:
Land	$4,022,217	$1,409,383	$5,431,600
Site improvements	583,968	865,996	1,449,964
Land held for future development	12,942,315	—	12,942,315
Building	36,069,808	19,183,990	55,253,798
Furniture, fixtures and equipment	1,244,972	302,011	1,546,983
In place leases	1,258,035	638,620	1,896,655

Total	$56,121,315	$22,400,000	$78,521,315

Transaction Costs:

Transaction costs in the amount of $445,000 related to the acquisition of Westmont Commons and The Estates at Millenia were expensed as incurred during the year ended December 31, 2012.

2011 Acquisitions:

Trails of Signal Mountain—On May 26, 2011, the Company, through BSF Trails, LLC acquired Trails of Signal Mountain, a multifamily apartment community located in Chattanooga, Tennessee. Trails of Signal Mountain contains 172 apartment units in 12 two- and three-story garden-style apartment buildings on 7 acres of land. The purchase price of $12,000,000 was comprised of a mortgage note payable of $8,317,000 (see Note G) plus cash of $3,683,000. From the date of acquisition through December 31, 2011, Trails of Signal Mountain generated revenue of approximately $946,000 and a net loss of approximately $711,000.

Post Oak—On July 28, 2011, the Company, through Post Oak JV, LLC acquired Post Oak, a multifamily apartment community located in Louisville, Kentucky. Post Oak contains 126 apartment units in 19 three story residential apartment buildings located on 5 acres of land. The purchase price of $8,250,000 was comprised of mortgage note payable of $5,277,000 (see Note G) plus cash of $2,973,000. From the date of acquisition through December 31, 2011, Post Oak generated revenue of approximately $430,000 and a net loss of approximately $385,000.

Merce—On October 31, 2011, the Company, through Merce Partners, LLC, in which TSP Merce, LLC owned a 67.3% ownership interest prior to the recapitalization, acquired Merce Apartments, a multifamily apartment community located in Dallas, Texas. Merce contains 114 garden-style apartment units in six one- and three-story residential buildings on three acres of land. The purchase price of $8,100,000 was comprised of mortgage note payable of $5,475,000 (see Note G) plus cash of $2,625,000. Merce Partners, LLC is a VIE of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, Merce Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Merce generated revenue of approximately $177,000 and a net loss of approximately $244,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note J for additional information.

Beckanna on Glenwood—On October 31, 2011, the Company, through Beckanna Partners, LLC, in which TSP Beckanna, LLC owned a 66.9% ownership interest prior to the recapitalization, acquired Beckanna on Glenwood, a multifamily apartment community located in Raleigh, North Carolina. Beckanna on Glenwood contains 254 garden-style apartment units in one eight-story residential building located on seven acres of land. The property was purchased subject to a non-cancelable operating ground lease. Fair value of the ground lease was determined by calculating the difference between the annual contract rent and market rent for the remaining initial term of the ground lease. It was determined that this was an unfavorable ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten-year periods (Note I). The purchase price of $9,350,000 was comprised of a mortgage note payable of $6,380,000 (see Note G) plus cash of $2,970,000. Beckanna Partners, LLC is a VIE of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, Beckanna Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Beckanna on Glenwood generated revenue of approximately $360,000 and a net loss of approximately $504,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note J for additional information.

Park at Fox Trails—On December 6, 2011, the Company, through Fox Partners, LLC, in which TSP Fox, LLC owned a 77.2% ownership interest prior to the recapitalization, acquired Park at Fox Trails, a multifamily apartment community located in Plano, Texas. Park at Fox Trails contains 286 garden-style apartment units in 45 one- and two-story residential buildings on 16 acres of land. The purchase price of $21,150,000 was comprised of mortgage note payable of $14,968,000 (see Note G) plus cash of $6,182,000. Fox Partners, LLC is a VIE of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, Fox Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Park at Fox Trails generated revenue of approximately $136,000 and a net loss of approximately $385,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note J for additional information.

Terrace at River Oaks—On December 21, 2011, the Company, through River Oaks Partners, LLC, in which TSP Terrace, LLC owned a 77.5% ownership interest prior to the recapitalization, acquired Terrace at River Oaks, a multifamily apartment community located in San Antonio, Texas. Terrace at River Oaks contains 314 garden-style apartment units in 77 two-story residential buildings on 24 acres of land. The purchase price of $20,410,000 was comprised of a mortgage note payable of $14,300,000 (see Note G) plus cash of $6,110,000. River Oaks Partners, LLC is a VIE of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, River Oaks Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Terrace at River Oaks generated revenue of approximately $86,000 and a net loss of approximately $352,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note J for additional information.

TRADE STREET RESIDENTIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

2011 Acquisitions

	Trails of Signal Mountain	Post Oak	Merce	Terrace at River Oaks	Park at Fox Trail	Beckanna on Glenwood	TOTAL
Fair Value of Net Assets Acquired	$12,000,000	$8,250,000	$8,100,000	$20,410,000	$21,150,000	$9,350,000	$79,260,000

Purchase Price	$12,000,000	$8,250,000	$8,100,000	$20,410,000	$21,150,000	$9,350,000	$79,260,000

Net Assets Acquired/ Purchase Price Allocated:
Land	$700,000	$1,425,000	$840,000	$3,200,000	$2,720,000	$—	$8,885,000
Site Improvements	761,174	647,896	341,801	1,562,545	671,705	712,114	4,697,235
Building	9,815,346	5,694,913	6,112,748	14,719,819	16,491,395	15,563,367	68,397,588
Furniture & Fixtures	360,000	220,000	560,000	300,000	600,000	400,000	2,440,000
In Place Leases	363,480	262,191	245,451	627,636	666,900	558,102	2,723,760
Unfavorable Ground Lease	—	—	—	—	—	(7,883,583)	(7,883,583)

Total	$12,000,000	$8,250,000	$8,100,000	$20,410,000	$21,150,000	$9,350,000	$79,260,000

Transaction Costs:

Transaction costs in the amount of $1,390,000 related to the above acquired assets were expensed as incurred during the year ended December 31, 2011. Included in this amount was $794,000 in fees paid to a related party.

Pro Forma Financial Information:

The revenues and results of operations of these properties are included in the consolidated financial statements starting at the date of acquisition for each respective real estate asset. The following unaudited consolidated pro forma information is presented as if the Company acquired the preceding properties on January 1, 2011. The information presented below is not necessarily indicative of what the actual results of operations would have been had the Company completed these transactions on January 1, 2011, nor does it purport to represent our future operations.

	Year Ended December 31,
	2012	2011
Unaudited pro forma financial information:
Pro forma revenue	$24,569,711	$21,701,076
Pro forma net loss from continuing operations	$(14,178,529)	$(3,396,130)

NOTE D—REAL ESTATE LOANS

Real estate loans included the following at December 31, 2011:

Borrower	Principal	Accrued Interest and Capitalized Costs	Allowance for loan losses	Total
Venetian Ft. Myers
Associates, LLLP (I&II)	$17,531,930	8,883,194	(15,415,124)	$11,000,000

Venetian Ft. Myers I Associates, LLLP and Venetian Ft. Myers II Associates, LLLP: The mezzanine loan was dated November 30, 2007, bore interest of 15% per annum and was due September 30, 2009, as amended.

Based upon an appraisal of the land, the carrying value of the loan to Venetian Ft. Myers Associates, LLLP was $11,000,000 as of December 31, 2011. The $11,000,000 carrying value of the loan at December 31, 2011 approximated the appraised value of the underlying property.

The borrower had been in default and, in accordance with the Company’s rights under the terms of the loan, on February 19, 2012 the Company completed foreclosure proceedings on Venetian Ft. Myers Associates, LLLP and took possession of the underlying property, which is considered land held for development. The amount of $11,000,000 is included in land held for development in the accompanying consolidated balance sheets, as of December 31, 2012.

NOTE E—IMPAIRMENT CHARGES

In 2011, the Company recorded an impairment charge of approximately $347,000 to write down the carrying value of the Oak Reserve at Winter Park property to estimated fair value. During 2011, the Company also recorded impairment charges of approximately $56,000 to write down the carrying value of the Estates at Maitland property (land held for future development and $11,000 to write down the carrying value of Maitland Town Center—East) to estimated fair value. The estimated fair values of these projects were derived from third-party appraisals, which are Level 3 inputs in the fair value hierarchy.

NOTE F—INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

The Company owns 50% of the membership interests of BSF/BR Augusta JV, LLC (the “JV”), which owns 100% of the membership interests of BSF/BR Augusta, LLC, a legal entity that was formed for the sole purpose of owning the real property known as The Estates at Perimeter. The Estates at Perimeter is a multifamily apartment community located in Augusta, Georgia. The property contains 240 garden-style apartment units contained in ten three-story residential buildings located on approximately 13 acres of land. The Company, through its subsidiaries, acquired its interest in the JV in September 2010 for $3,849,468. The carrying value of this investment is $2,581,789 and $2,981,691 as of December 31, 2012 and 2011, respectively. The following is the condensed consolidated financial information of this unconsolidated joint venture as of December 31, 2012 and 2011:

December 31,	2012	2011
Assets:
Real estate investment in an operating property	$23,008,557	$23,572,631
Cash and cash equivalents	194,398	284,506
Other assets	12,297	195,233

Total assets	$23,215,252	$24,052,370

Liabilities and members’ equity:
Mortgage payable	$17,896,524	$17,969,000
Accounts payable and other liabilities	155,151	119,989

Total liabilities	18,051,675	18,088,989
Members’ equity	5,163,577	5,963,381

Total liabilities and members’ equity	$23,215,252	$24,052,370

	Years ended December 31,
	2012	2011
Revenue	$2,789,246	$2,681,509
Property Operating Expenses	871,500	663,201
Insurance	48,083	43,779
Taxes	221,248	164,079
Interest Expense	774,973	773,378
Depreciation & Amortization	781,965	950,309

Net Income	$91,477	$86,763

Company share of income from unconsolidated joint venture activities	$45,739	$43,381

The JV follows GAAP and its accounting policies are similar to those of the Company. The Company shares in profits and losses of the JV in accordance with the JV operating agreement. The Company received cash distributions for the years ended December 31, 2012 and 2011 of $445,641 and $598,106 respectively.

NOTE G—MORTGAGE NOTES PAYABLE

As of December 31, 2012 and 2011, mortgage notes payable collateralized by real estate included in the Company’s real estate investments consisted of the following (see Notes C and E for additional information regarding our acquisition activity and impairment charges):

Description	2012	2011
Millenia 700, LLC (Estates at Millenia)	$34,950,000	$—

Mortgage note payable, dated December 3, 2012, bears interest at a floating rate 30 day LIBOR plus 4.75%, with a floor of 5.75%. The note is due December 2, 2013. The note contains an interest reserve of $250,000. The note requires monthly payments of net cash flow, as defined in the loan agreement. The loan has a premium prepayment penalty of $174,500 plus yield maintenance. The loan may be extended at the option of the Company for an additional year subject to a 1% fee and other conditions.

TS Westmont, LLC (Westmont Commons)	17,920,000	—

Mortgage note payable, dated December 13, 2012, bears interest at a fixed rate of 3.84% per annum. The note requires interest only payments for the initial 24 months; thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty which is the greater of 1.0% of principal being repaid or the yield maintained amount for prepayment occurring prior to June 30, 2022, or 1.0% of the principal balance being repaid for a prepayment occurring from June 30, 2022 to September 30, 2022. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2023.

Pointe at Canyon Ridge, LLC (Pointe at Canyon Ridge)	26,400,000	27,103,966

Mortgage note payable, dated June 1, 2012, floating rate 30 day LIBOR plus 4.75%, with a floor of 6%. Monthly interest only payments payable until maturity. The note is due May 31, 2013. The note has a principal prepayment penalty equal to $330,000 plus the difference between approximately $1.6 million and the interest paid to the date of repayment. The interest rate as of December 31, 2012 and 2011 was 6.0% and 3.07%, respectively.

BSF-Arbors River Oaks, LLC (Arbors River Oaks)	8,978,000	8,978,000

Mortgage note payable, dated June 9, 2010, bears interest at a fixed rate of 4.31% per annum. The note requires interest only monthly payments with a balloon principal payment due at maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before December 31, 2014, or 1.0% of the outstanding principal amount for a prepayment occurring from December 31, 2014 to March 31, 2015. There is no prepayment penalty during the last three months of the term. The note is due on July 1, 2015.

BSF-Lakeshore, LLC (Lakeshore on the Hills)	6,834,000	6,834,000

Mortgage note payable, dated December 14, 2010, bears interest at a fixed rate of 4.48% per annum. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before June 30, 2017, or 1.0% of the outstanding principal amount for a prepayment occurring from June 30, 2017 to September 30, 2017. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2018.

BSF-Trails, LLC (Trails of Signal Mountain)	8,317,000	8,317,000

Mortgage note payable, dated May 26, 2011, bears interest at a fixed rate of 4.92% per annum. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before November 30, 2017, or 1.0% of the outstanding principal amount for a prepayment occurring from November 30, 2017 to February 28, 2018. There is no prepayment penalty during the last three months of the term. The note is due June 1, 2018.

Post Oak JV, LLC (Post Oak)	5,277,000	5,277,000

Mortgage note payable, dated July 28, 2011, bears interest at a variable rate of LIBOR plus 3.18% with a maximum rate cap of 7.41%. The initial interest rate was 3.37% per annum. The variable interest rate can be converted to a fixed rate between years 2 and 6 of the note term. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the principal prepaid. There is no prepayment penalty during the last three months of the term. The note is due August 1, 2018. The interest rate as of December 31, 2012 and 2011 was 3.39% and 3.47%, respectively.

Mercé Partners, LLC (Mercé)	5,475,000	5,475,000

Mortgage note payable, dated October 31, 2011, bears interest at a variable rate of One Month LIBOR plus 2.93% with a maximum interest rate cap of 7.41%. The initial interest rate was 3.18% per annum. The variable interest rate can be converted to a fixed rate between years 2 and 6 of the note term. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the prepaid principal amount. There is no prepayment penalty during the last three months of the term. The note is due November 1, 2018. The interest rate as of December 31, 2012 and 2011 was 3.14% and 3.18%, respectively.

Beckanna Partners, LLC (Beckanna on Glenwood)	6,369,269	6,380,000

Mortgage note payable, dated October 31, 2011, bears interest at a variable rate of One Month LIBOR plus 2.92% with a maximum interest rate cap of 7.41%. The initial adjustable interest rate was 3.17% per annum. The note interest rate can be converted to a fixed rate between years 2 and 6. The note requires interest only payments for the initial 12 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the principal being prepaid. There is no prepayment penalty during the last three months of the term. The note is due November 1, 2018. The interest rate as of December 31, 2012 and 2011 was 3.13% and 3.17%, respectively.

River Oaks Partners, LLC (Terrace at River Oaks)	14,300,000	14,300,000

Mortgage note payable, dated December 21, 2011, bears interest at a fixed rate of 4.32% per annum. Interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before June 30, 2021, or 1.0% of the outstanding principal amount for a prepayment occurring from June 30, 2021 to September 30, 2021. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2022.

Fox Partners, LLC (Park at Fox Trails)	14,968,000	14,968,000

Mortgage note payable, dated December 6, 2011, bears interest at a variable rate of LIBOR plus 2.92% with a maximum rate cap of 7.41%. The initial interest rate was 3.19% per annum. The variable interest rate which can be converted to a fixed rate between years 2 and 6 of the note term. The note requires interest only payments for the initial 12 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the principal being prepaid. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2019. The interest rate as of December 31, 2012 and 2011 was 3.13% and 3.19%, respectively.

BREF/BSP Partners/Maitland, LLLP (The Estates at Maitland)	4,126,423	4,606,346

Mortgage note payable, dated March 1, 2010, bears interest at a fixed rate of 7.00% per annum. Principal and interest payments in the amount of $46,649 were due commencing on April 2, 2010 until February 2, 2012. On February 2, 2012, all unpaid principal and interest became due (Note J). On June 1, 2012, the Company and the lender mutually extended the loan through April 2, 2013. As part of the extension, the Company made a principal reduction of $300,000. During 2012 and 2011 approximately $355,000 and $335,000 of interest incurred under the Maitland note payable was capitalized.

BREF – Masters Cove, LLC (Oak Reserve at Winter Park)	9,712,122	9,858,350

Mortgage note payable, dated October 30, 2010, bears interest at a fixed rate of 5.0% per annum. Monthly principal and interest payments of $53,682 beginning December 18, 2010 are payable until maturity. There is no prepayment penalty during the last three months of the term. The note is due on October 30, 2013.

Total mortgages notes payable	$163,626,814	$112,097,662

Aggregate principal maturities of the mortgage notes payable at December 31, 2012 are as follows:

Year ending December 31,	Amount
2013	$75,796,336
2014	1,102,758
2015	10,468,039
2016	1,541,194
2017	1,607,190
Thereafter	73,111,297

$163,626,814

The weighted average interest rate on the mortgage notes payable balance outstanding at December 31, 2012 and December 31, 2011, was 4.76% and 3.92%, respectively. As of December 31, 2012 and 2011, the Company was in compliance with all financial covenants stipulated in the mortgage notes.

NOTE H—TRANSACTIONS WITH RELATED PARTIES

Due From / To Related Parties: Due from related parties as of December 31, 2012 and 2011 is comprised primarily of a $636,251 promissory note which the Company acquired from BREF. The note was payable to BREF from TSPFI. The note was originated to partially fund the purchase of a property by TSPFI. On June 1, 2012, in connection with the recapitalization, this receivable was contributed to the Company. The note bears interest at 12% per annum and is due on demand; and accrued interest as of December 31, 2012 was $76,350.

The Company expects payment will be received from TSPFI in the second half of 2013. Other receivables from related parties are comprised of various non-interest bearing amounts payable to related entities. Due to related parties as of December 31, 2012 and 2011 includes various non-interest bearing amounts payable to related entities.

Advisory Fees from Related Party: Fees of $189,980 and $1,080,271, included in the accompanying statements of operations for the years ended 2012 and 2011, respectively, were earned from entities previously owned by BREF and TSPFI that were not contributed to the Company.

Acquisition Fees: The Company paid BSF-TSC GP, LLC, a related party, an acquisition fee of 1% of the gross asset cost for each existing project acquired. Certain entities that are part of the Company paid an entity that is an affiliate of BCOM Investment Manager, LLLP (“Manager”), a related party, an acquisition fee of 1% on the gross asset cost of each operating investment. For development assets, the Company paid a related party an acquisition fee of 1% of the budgeted project costs of the development of applicable real estate investments (50% payable at acquisition and the remainder payable ratably on a monthly basis over the term of the construction or renovation period). During the year ended December 31, 2011, the Company paid $793,524, respectively, in acquisition and development fees to related parties which are charged to operations as described above. No such fees were paid during 2012.

Support Services: During the periods presented through May 31, 2012, an entity under common control provided the Company with certain general and administrative support services, for which the entity under common control allocated costs of approximately $498,000 for the year ended December 31, 2011 and $207,000 for the five months ended May 31, 2012. Effective June 1, 2012, general and administrative costs are incurred and paid directly by the Company, which costs totaled $3,199,000 for the period from June 1 to December 31, 2012. If the Company had paid these expenses directly prior to June 1, 2012, the Company’s historical results of operations may have been materially different. As a result, the accompanying historical statements of operations may not necessarily be indicative of operations for future periods.

Legal Fees: During the year ended December 31, 2012, the Company incurred legal fees totaling approximately $524,000 with a law firm of which a member of the Company’s board of directors is the managing shareholder. Of that amount, $246,000 is included in accounts payable and accrued liabilities at December 31, 2012 in the accompanying balance sheets. Effective December 17, 2012, this individual no longer serves as a member of the Company’s board of directors.

NOTE I—COMMITMENTS AND CONTINGENCIES

Legal Proceedings: The Company may from time to time be involved in legal proceedings arising from the normal course of business. There are no pending or threatened legal proceedings involving the Company or its subsidiaries as of December 31, 2012 and 2011.

Due to the nature of the Company’s operations, it is possible that the Company’s existing properties have or properties that the Company will acquire in the future have asbestos or other environmental related liabilities. As of December 31, 2012 and 2011, the Company is not aware of any claims or potential liabilities that would need to be accrued or disclosed.

Property Management Agreements: The Company has entered into property management agreements with third parties. The property management agreements generally commence at the acquisition date of each multifamily real estate investment and have initial terms of twelve months. At the expiration of the initial terms, the agreements shall continue in effect until terminated by either party upon thirty days’ notice. The agreements provide for monthly management fees that range from 3.0% to 4.0% of gross monthly collections of rent. The total property management fees for the years ended December 31, 2012 and 2011 were approximately $486,000 and $351,000 and are included in property operating expenses in the accompanying consolidated statements of operations.

Operating Lease: As a result of the purchase of the Beckanna property on October 31, 2011, the Company assumed a non-cancellable operating ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten year periods, from the expiration date of the initial term of the lease. The payments related to this operating lease are expensed on a straight-line basis and the lease expense is recorded in property operations expense in the consolidated statement of operations. Also required is recognition of amortization of the Unfavorable Ground Lease Obligation over its respective term, for which amortization expense for the years ended December 31, 2012 and 2011, in the amount of approximately $177,000 and $31,000, respectively, is recorded in the consolidated statement of operations as a reduction of rent expense. Net rent expense incurred under this operating lease amounted to approximately $1,207,000 and $201,000 for the year ended December 31, 2012 and the period from October 31, 2011 (acquisition date) through December 31, 2011, respectively.

The following is a summary of approximate future minimum rentals under the non-cancellable operating lease as well as future amortization of the Unfavorable Ground Lease Obligation as of December 31, 2012:

Year Ending December 31,	Future Rentals	Future Amortization
2013	$792,000	$177,334
2014	792,000	177,334
2015	851,400	177,334
2016	871,200	177,334
2017	871,200	177,334
Thereafter	54,987,871	6,789,023

	$59,165,671	$7,675,693

The Company leases office space for the Company’s headquarters in Aventura, Florida for a total of approximately $181,000 annually, including expenses. Rent expense included in the accompanying statement of operations was approximately $131,000 and $53,000, respectively, for the years ended December 31, 2012 and 2011.

The following is a summary of approximate future minimum rentals under the non-cancellable operating lease as of December 31, 2012:

Year Ending December 31,
2013	193,941
2014	80,809

Guarantee: In connection with the recapitalization transaction described above, as a condition to closing, the Company and the Operating Partnership were required to become co-guarantors (and, with respect to certain properties, co-environmental indemnitors) on certain outstanding mortgage indebtedness related to the properties contributed as part of the recapitalization transaction discussed in Note A. in order to replace, and cause the release of, TSPFI and BREF as the guarantors and environmental indemnitors under the existing guarantees and environmental indemnity agreements, as applicable. The Company’s position as a co-guarantor and co-indemnitor with respect to the contributed properties could result in partial or full recourse liability to the Company or the Operating Partnership in the event of the occurrence of certain prohibited acts set forth in such agreements.

Other Contingencies: In the ordinary course of our business, we issue letters of intent indicating a willingness to negotiate for acquisitions, dispositions, or joint ventures and also enter into arrangements contemplating various transactions. Such letters of intent and other arrangements are typically non-binding as to either party unless and until a definitive contract is entered into by the parties. Even if definitive contracts relating to the purchase or sale of real property are entered into, these contracts generally provide the purchaser with time to evaluate the property and conduct due diligence, during which periods the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance definitive contracts will be entered into with respect to any matter covered by letters of intent or we will consummate any transaction contemplated by any definitive contract. Furthermore, due diligence periods for real property are frequently extended as needed. An acquisition or sale of real property generally becomes probable at the time the due diligence period expires and the definitive contract has not been terminated. We are then at risk under a real property acquisition contract unless the agreement provides for a right of termination, but generally only to the extent of any earnest money deposits associated with the contract, and are obligated to sell under a real property sales contract. As of December 31, 2012, we had earnest money deposits of approximately $1.8 million included in prepaid expenses and other assets in the accompanying balance sheets, of which approximately $1.5 million was non-refundable. There were no deposits as of December 31, 2011.

NOTE J—STOCKHOLDERS’ EQUITY

The following table presents the Company’s issued and outstanding preferred stock and preferred OP units as of December 31, 2012 and 2011:

Preferred stock and preferred units

	Optional Redemption Date	Cumulative Annual Dividend	Outstanding at December 31, 2012	Outstanding at December 31, 2011
Class A Preferred Stock, cumulative redeemable, liquidation preference $100.00 per share plus all accumulated, accrued and unpaid dividends (if any), 273,326 and 0 shares outstanding at December 31, 2012 and 2011, respectively	June 2019	(1)	$26,802,814	—

Class B Preferred OP Units, cumulative redeemable, liquidation preference $100.00 per share plus 3% per annum of the liquidation preference per unit, which accrues annually, and any unpaid distributions, 98,304 and 0 units outstanding at December 31, 2012 and 2011, respectively	June 2014	(2)	$9,683,089	—

Class C Preferred OP Units, cumulative redeemable, liquidation preference $100.00 per share plus 3% per annum of the liquidation preference per unit, which accrues annually, and any unpaid distributions, 98,304 and 0 units outstanding at December 30, 2012 and 2011, respectively	June 2015	(2)	$9,717,249	—

			$46,203,152

(1)	Cumulative annual cash dividend at the rate of 1% of the liquidation preference, which increases by 1% on each of the third and fourth anniversaries after issuance
(2)	Cumulative annual cash distribution equal to 1.5% of the liquidation preference per share, payable quarterly, if declared.

Class A Preferred Stock

The Class A preferred stock ranks senior in preference to the Company’s common stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of our company (but excluding a merger, change of control, sale of substantially all assets or bankruptcy of our company, upon the occurrence of any of which all shares of Class A preferred stock will be automatically converted). The Class A preferred stock ranks junior to any class or series of stock the terms of which specifically provide that the holders thereof are entitled to receive dividends or amounts distributable upon liquidation, dissolution or winding up of the Company in preference or priority to the holders of the Class A preferred stock. The Class A preferred stock ranks on parity with any class or series of stock the terms of which specifically provide that the holders thereof are entitled to receive dividends or amounts distributable upon liquidation, dissolution or winding up of the Company without preference or priority of one over the other.

The Class A preferred stock is convertible into common stock of the Company at such time as the last of the properties contributed to the Company to be developed and opened for occupancy shall have attained 90% physical occupancy or have previously been disposed of by the Company.

The Class A preferred stock has no voting rights except in certain limited instances.

Common and Preferred OP Units

A total of 81,919,848 common OP units were issued in connection with the June 1, 2012 recapitalization and are included in noncontrolling interests in the accompanying consolidated balance sheet at December 31, 2012. The common OP units are redeemable at the option of the holder at any time after June 1, 2013 for a cash price per common OP unit equal to the average closing price of the common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder (or, in the absence of such trading on a securities exchange, the average bid/ask prices as quoted at the end of the trading day in an interdealer market), or, at the Company’s election, for shares of common stock on a one-for-one basis. Such cash or stock settlement is adjusted for any dilution in the Company’s common stock during the holding period. Holders of common OP units have limited voting rights, as set forth in the agreement of limited partnership.

Class B and Class C preferred OP units are convertible into common OP units on or after the first and second anniversaries of the date of issuance, respectively (i.e., June 1, 2013 and June 1, 2014). The conversion rate for the Preferred B and Preferred C units is equal to the sum of a) the liquidation preference per unit ($100), b) an additional 3.0% per annum of the liquidation preference per unit, and c) any unpaid accumulated distributions, divided by, generally, the average closing price of Common Stock for the 20 trading days prior to the date of conversion (or, in the absence of such trading on a securities exchange, the average bid/ask prices as quoted at the end of the trading day in an interdealer market). The preferred B and C OP units do not have voting rights.

No common OP units, preferred stock or preferred OP units were converted or redeemed during the year ended December 31, 2012. The Class A preferred stock is redeemable on or after the 7th anniversary of issuance, i.e. on June 1, 2019. The preferred B and C OP units are redeemable one year after first becoming convertible, i.e. on June 1, 2014 and June 1, 2015, respectively. To the extent the redemption of the above equity instruments is not solely within the Company’s control, the Company has classified the shares or units as temporary equity in the consolidated balance sheets.

As of December 31, 2012, distributions in arrears for the Preferred B and Preferred C units totaled approximately $172,000.

See Note L for a description of the amended and restated agreement of limited partnership of the Operating Partnership.

Redemption of Noncontrolling interests

On June 1, 2012, four of the Company’s property owning subsidiaries entered into an agreement with the noncontrolling interest holder of each such subsidiary for the purchase of the noncontrolling interest for total consideration of $7,657,500. Approximately $5.1 million of the consideration was payable on September 15, 2012 and the remaining $2.6 million was payable on December 31, 2012. Such amounts have not yet been paid as of December 31, 2012. The agreement specifies that late payments will be subject to interest at monthly rates ranging from 1.5% to 2.5% of the unpaid amount until paid in full. The December interest payment was due in January and accordingly $76,575 was accrued as of December 31, 2012 and subsequently paid. Upon payment in full of the outstanding amounts, the noncontrolling interests will be canceled. The total payable of $7,657,500 has been recorded as a liability in the accompanying December 31, 2012 consolidated balance sheets and the excess of the consideration paid over the carrying amount of the noncontrolling interests acquired of $2,552,500, has been recorded as a reduction of additional paid-in capital and is included in redemption of noncontrolling interests in the consolidated statements of stockholders’ equity. We intend to pay the remaining consideration with proceeds from the sale of our common stock. In addition, during 2012, the Company redeemed other noncontrolling interests which increased total paid-in capital for a total of $884,258, comprised of the interest in Post Oak that was contributed to the Company (see Note A) as well as the interest in Maitland that was assigned to the Company.

Private Placement

In May 2012, the Company entered into stock subscription agreements with 13 investors (including the Company’s Chief Executive Officer and certain directors) for the purchase of an aggregate of 178,333 shares of common stock at $15.00 per share, for a total of $2,675,000. The cash was received from the investors from the end of June 2012 to the beginning of July 2012 and the shares were issued in August 2012. The shares issued pursuant to the private placement were unregistered and subject to restrictions regarding their transfer.

Dividend Declared

On December 14, 2012, a dividend was declared in the amount of $0.07605 per share, payable to stockholders of record of common stock and common OP units as of December 26, 2012, for a total of approximately $400,000. In addition, the Company declared that all cumulative unpaid dividends on Class A preferred stock through December 14, 2012 in the amount of approximately $97,000 be set aside for payment, as required by the terms of the Class A preferred stock in the Company’s charter. Dividends declared and not yet paid as of December 31, 2012 are included in dividends payable for $138,066 in the accompanying consolidated balance sheets.

NOTE K—INCOME TAXES

The Company has maintained and intends to maintain its election as a REIT under the Internal Revenue Code of 1986, as amended. In order for the Company to continue to qualify as a REIT it must meet a number of organizational and operational requirements, including a requirement to distribute annual dividends to its stockholders equal to a minimum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gains. As a REIT, the Company generally will not be subject to federal income tax on its taxable income at the corporate level to the extent such income is distributed to its stockholders annually. If taxable income exceeds dividends in a tax year, REIT tax rules allow the Company to designate dividends from the subsequent tax year in order to avoid current taxation on undistributed income. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes at regular corporate rates, including any applicable alternative minimum tax. In addition, the Company may not be able to re-qualify as a REIT for the four subsequent taxable years. Historically, the Company has incurred only non-income based state and local taxes. The Company’s Operating Partnership is a flow through entity and is not subject to federal income taxes at the entity level.

The Company has provided for non-income based state and local taxes in the consolidated statement of operations for the year ended December 31, 2012. Prior to June 1, 2012, the Company operated solely through partnerships which were flow through entities and were not subject to federal income taxes at the entity level. Other tax expense has been recognized related to entity level state and local taxes on certain ventures. The Company accounts for the uncertainty in income taxes in accordance with GAAP, which requires recognition in the financial statements of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following a tax audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied this guidance to its tax positions for the year ended December 31, 2012. The Company has no material unrecognized tax benefits and no adjustments to its financial position, results of operations or cash flows were required. The Company recognizes accrued interest and penalties related to uncertain tax positions, if any, as income tax expense.

For certain entities that are part of the Company, tax returns are open for examination by federal and state tax jurisdictions for the years 2009 through 2011. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws, the amounts reported in the accompanying consolidated financial statements may be subject to change at a later date upon final determination by the respective taxing authorities. No such examination is presently in progress.

NOTE L—SUBSEQUENT EVENTS

Sunnyside Loan

BSP/Sunnyside, LLC (“Sunnyside”) was a subsidiary of BCOM Real Estate Fund LLC, which was a contributor of entities in the reverse recapitalization transaction, described above, and is now held by BCOM Real Estate Fund, LLC Liquidating Trust, a stockholder of the Company. Sunnyside was not contributed to the Company in the reverse recapitalization transaction. On October 2, 2012, Sunnyside executed a Settlement Stipulation, which provided Sunnyside or its assignee, the option, for a non-refundable fee of $150,000, to acquire its delinquent loan (with a principal balance of $4,497,031 as of September 30, 2012) from its lender within 120 days of the date of the Settlement Stipulation for the net amount of $1,450,000, after a credit of the $150,000 paid for the option. The Settlement Stipulation provided that if the option was exercised within 120 days of the date of the Settlement Stipulation, the lender would not take any further legal action to enforce its rights under the note and mortgage. If the option were not exercised within the requisite time period, Sunnyside would stipulate to the entry of a final judgment of foreclosure. On October 2, 2012, the Company paid the $150,000 non-refundable fee and Sunnyside assigned the option to the Company. On January 30, 2013, the Company exercised its rights under the option and purchased the loan for $1,450,000. As a result of the acquisition of the loan, the Company considers Sunnyside to be a VIE at December 31, 2012; however, the Company is not the primary beneficiary and, as such, Sunnyside has not been included in the consolidated financial statements.

Acquisition of Property

On March 4, 2013, the Company acquired Vintage at Madison Crossing, a 178-unit apartment community consisting of 12 buildings in Huntsville, Alabama, for $15.3 million.

On January 30, 2013, the Company entered into an agreement to purchase Woodfield St. James, a 244-unit multifamily community consisting of nine buildings in Goose Creek, South Carolina, a suburb of Charleston, for $27.2 million. The acquisition is expected to close, subject to the satisfaction of customary closing conditions, prior to the end of the second quarter of 2013.

Sale of Fontaine Woods

On March 1, 2013, the Company sold its 70% interest in the Fontaine Woods property to its joint venture partner for $10,500,000, including the assumption by the buyer of its 70% portion of a $9,100,000 mortgage. The decision to sell this property was made in November 2012. The sale resulted in a gain to the Company of approximately $1.6 million.

Dividend Declared

On January 25, 2013, a dividend was declared in the amount of $0.0855 per share, payable to stockholders of record of common stock and common OP units as of February 5, 2013 and payable on March 15, 2013, for a total of approximately $450,000. In addition, the Company declared that all cumulative unpaid dividends on Class A preferred stock through January 25, 2013 in the amount of approximately $31,000 be set aside for payment, as required by the terms of the Class A preferred stock in the Company’s charter.

Amendment to Class A Preferred Stock

On January 14, 2013, the terms of the Class A preferred stock were amended to provide that in calculating the number of shares of common stock to be issued upon conversion of shares of Class A preferred stock, the average market price of our common stock in the conversion calculation shall not be less than $9.00 per share. As amended, shares of the Class A preferred stock are convertible into shares of the Company’s common stock at such time as the last of the properties contributed to the Company to be developed and opened for occupancy shall have attained 90% physical occupancy or have previously been disposed of by the Company. The shares are convertible at a conversion rate equal to the liquidation preference (as adjusted for certain decreases in value, in any, below June 1, 2012 levels) divided by the average market price of the Company’s common stock for the 20 trading days immediately preceding conversion, subject to a minimum price of $9.00 per share, subject to adjustments for any subsequent stock split, combination or exchange of the common stock after the date of issuance of the Class A preferred stock.

Amendment and Restatement of the Operating Partnership Agreement

On February 8, 2013, the agreement of limited partnership for the operating partnership was amended and restated to combine the Class B preferred units and the Class C preferred units issued in the recapitalization into a single class of partnership units, designated as Class B contingent units, and to amend certain terms of the Class B contingent units. The operating partnership issued one Class B contingent unit for each outstanding Class C preferred unit and all remaining Class B preferred units became Class B contingent units. As amended, the Class B contingent units are entitled to quarterly distributions equal to $0.375 per Class B contingent unit if, and only if, a regular quarterly cash distribution has been declared and paid with respect to the common stock and the common units for that quarterly period. However, quarterly distributions on the Class B contingent units are subordinate to distributions on the common units and are reduced, but not below zero, to the extent that the aggregate quarterly distributions on all classes of our stock and the operating partnership’s units (excluding the Class B contingent units) exceed the Company’s adjusted funds from operations, as defined in the operating partnership agreement, for that quarterly period. To the extent that a quarterly distribution on the Class B contingent units is reduced, such distribution is not cumulative and is forfeited.

Second Amendment and Restatement of the Operating Partnership Agreement

On March 26, 2013, the partners of the operating partnership executed the Second Amended and Restated Agreement of Limited Partnership, or the partnership agreement, to amend the terms of the Class B contingent units. The 546,132 common units that were previously issued to Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife on June 1, 2012 at the closing of the recapitalization were exchanged for 14,307 additional Class B contingent units. As amended, the Class B contingent units are entitled to non-cumulative quarterly distributions that are preferred with respect to the payment of distributions on common units and pari passu with the payment of distributions on Class A preferred units. The quarterly distributions on the Class B contingent units must be declared and set aside for payment prior to any distributions being declared on the common units for that quarterly period. The amount of the distributions will be $0.375 per quarter (1.5% per annum of the stated value per Class B contingent unit) until December 31, 2014, $0.75 per quarter (3.0% per annum of the stated value per Class B contingent unit) from January 1, 2015 through December 31, 2015 and $1.25 per quarter (5.0% per annum of the stated value per Class B contingent unit) thereafter.

The Class B contingent units will be converted into common units in three tranches based upon the sale or stabilization which is defined as the achievement of 90% physical occupancy, of our Land Investments, as follows (except that all Class B contingent units will be automatically converted into common units upon, among other events, a change of control, sale of substantially all assets or bankruptcy of our company):

•	52,728.75 units upon the earlier to occur of (i) the stabilization of our development property, The Estates at Maitland, and (ii) the sale of The Estates at Maitland.

•	52,728.75 units upon the earlier to occur of (i) the stabilization of our development property, Estates at Millenia—Phase II, and (ii) the sale of Estates at Millenia—Phase II.

•

105,457.50 units upon the earlier to occur of (i) the stabilization of either our development property, Midlothian town Center-East or our development property, Venetian, and (ii) the sale of either Midlothian Town Center-East or Venetian.

The Class B contingent units will be converted into common units on the schedule set forth above at a conversion rate equal to $100.00 per unit divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion, subject to a minimum price of $9.00 per share (subject to further adjustment for subsequent stock splits, stock dividends, reverse stock splits and other capital changes). The Class B contingent units ranks equally with common units with respect to losses of the operating partnership and share in profits only to the extent of the distributions. The Class B contingent units do not have a preference with respect to distributions upon any liquidation of the operating partnership.

Reverse Stock Split

On January 17, 2013, the Company effected a 1 for 150 reverse stock split of its common stock and the common units of the Operating Partnership. All common stock and per share data included in these consolidated financial statements give effect to the reverse stock split and have been adjusted retroactively for all periods presented.

Revolving Credit Facility

On January 31, 2013, the Operating Partnership entered into a $14.0 million senior secured revolving credit facility for which BMO Harris Bank N.A. is serving as sole lead arranger and administrative agent. The Company has guaranteed the obligations of the Operating Partnership as the borrower under the credit facility. The credit facility has a term of three years and allows for immediate borrowings of up to $14.0 million, with an accordion feature that will allow the Company to increase the availability thereunder by $66.0 million to an aggregate of $80.0 million under certain conditions as additional properties are included in the borrowing base. The Arbors River Oaks property is currently the only property included in the borrowing base. The Company used borrowings drawn on the credit facility to repay in full the mortgage loan on the Arbors River Oaks property, which had a balance of approximately $9.0 million as of December 31, 2012, as well as to fund prepayment penalties, closing costs and other related fees. On March 11, 2013, the Company drew down an additional $1.0 million under the credit facility, which was used for general corporate purposes. The outstanding balance of the credit facility is $11.5 million.

Equity Incentive Plan

On January 24, 2013, the Company’s stockholders approved, at the recommendation of the Company’s board of directors, the Trade Street Residential, Inc. 2013 Equity Incentive Plan, which is intended to attract and retain independent directors, executive officers and other key employees and individual service providers, including officers and employees of the Company’s affiliates. The Equity Incentive Plan provides for the grant of options to purchase shares of the Company’s common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Other Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 29, 2013, the date the financial statements were available to be issued. Other than the items mentioned above, there were no events requiring disclosure or adjustment to the consolidated financial statements.

SCHEDULE III – Real Estate Assets and Accumulated Depreciation for the year ended December 31, 2012

				Initial cost
Property	City	State	Encumbrances	Land and improvements	Building and improvements	Costs capitalized subsequent to acquisition	Furniture & Fixtures	Gross amounts at close of period	Accumulated depreciation	Year built/renovated	Year of acquisition	Depreciable lives in years
Real estate:
The Pointe at Canyon Ridge Apartments	Sandy Springs	GA	$26,400,000	$16,689,020	$16,717,928	$711,659	$2,260,642	$36,379,249	$2,439,813	1986/2007	September-08	10-40
Arbors River Oaks Apartments	Memphis	TN	8,978,000	2,629,500	12,840,226	577,730	506,381	16,553,837	1,151,254	1990/2010	June-10	10-40
Lakeshore on the Hill Apartments	Chattanooga	TN	6,834,000	1,000,000	8,660,918	248,666	161,379	10,070,963	702,853	1969/2005	December-10	10-40
The Trails of Signal Mountain Apartments	Chattanooga	TN	8,317,000	1,461,174	9,815,346	312,101	380,164	11,968,785	791,750	1975	May-11	10-40
Post Oak Place	Louisville	KY	5,277,000	2,072,896	5,694,913	193,237	245,121	8,206,167	419,743	1982/2005	July-11	10-40
Merce Apartments	Addison	TX	5,475,000	1,181,801	6,112,748	46,189	564,339	7,905,077	472,085	1991/2007	October-11	10-40
Beckanna on Glenwood Apartments	Raleigh	NC	6,369,269	712,114	15,563,367	104,581	400,000	16,780,062	758,949	1963/2006	October-11	10-40
Park at Fox Trails	Plano	TX	14,968,000	3,391,705	16,491,395	99,541	604,680	20,587,321	780,659	1981	December-11	10-40
Terrace at River Oaks	San Antonio	TX	14,300,000	4,762,545	14,719,819	229,630	300,000	20,011,994	684,679	1982/1983	December-11	10-40
Oak Reserve at Winter Park Apartments	Winter Park	FL	9,712,122	4,149,909	6,697,801	62,457	1,116,503	12,026,670	1,045,239	1972/2007	September-08	10-40
Estate of Millenia	Orlando	FL	34,950,000	4,606,185	36,069,808	—	1,244,972	41,920,965	73,555	1972/2007	December-12	10-50
Westmont Commons	Ashville	NC	17,920,000	2,275,379	19,183,990	—	302,011	21,761,380	30,294	1972/2007	December-12	10-40

Total Operating Properties			159,500,391	44,932,228	168,568,259	2,585,791	8,086,192	224,172,470	9,350,873

Land held for future development:
Estate of Millenia Phase II	Orlando	FL	—	12,942,315	—	8,403	—	12,950,718	—	TO BUILD	December-12	N/A
Uptown Maitland	Maitland	FL	4,126,423	6,133,251	—	4,299,711	—	10,432,962	—	TO BUILD	June-08	N/A
MTC East	Richmond	VA	—	7,783,412	—	425,359	—	8,208,771	—	TO BUILD	August-09	N/A
Venetian	Fort Myers	FL	—	11,000,000	—	29,879	—	11,029,879	—	TO BUILD	February-12	N/A

Total land held for development			4,126,423	37,858,978	—	4,763,352	—	42,622,330	—

Real estate held for sale:
Fontaine Woods	Chattanooga	TN	9,100,000	2,012,884	10,144,411	633,072	408,777	13,199,144	890,776	TO BE SOLD	May-11	10-40

Total real estate assets			$172,726,814	$84,804,090	$178,712,670	$7,982,215	$8,494,969	$279,993,944	$10,241,649

Reconciliation of real estate owned:

	2012	2011
Balance at January 1	$216,642,985	$117,727,401
Additions/improvements	63,350,959	99,521,906
Reduction—impairments	—	(606,322)

Balance at December 31	$279,993,944	$216,642,985

Reconciliation of accumulated depreciation

	2012	2011
Balance at January 1	$4,951,209	$1,453,008
Depreciation expense	5,290,440	3,675,030
Reduction—impairments	—	(176,829)

Balance at December 31	$10,241,649	$4,951,209

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Beckanna on Glenwood (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Beckanna on Glenwood for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida
September 18, 2012

Beckanna on Glenwood

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited)

and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010
Revenues:
Rental revenue	$1,515,360	$1,971,485
Other property income	85,257	131,650

Revenues—Total	1,600,617	2,103,135

Certain expenses:
Ground lease rent	1,019,826	1,359,768
Payroll and benefits	202,437	268,864
Repairs and maintenance	85,257	160,998
Real estate taxes	118,753	154,970
Utilities	60,624	88,094
General and administrative	41,237	63,186
Other property operating expenses	49,449	59,260

Certain Expenses—Total	1,577,583	2,155,140

Revenues in excess of certain expenses (expenses in excess of revenues)	$23,034	$(52,005)

The accompanying notes are an integral part of this financial statement.

Beckanna on Glenwood

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Beckanna on Glenwood (the “Property”), a 254 unit rental apartment complex contained in one, eight story residential building, located in Raleigh, North Carolina. This Property was acquired by Trade Street Property Fund I, LP on October 31, 2011 and was approximately 94% and 96% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization and third party property management fees. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain services and utility usage, principally trash removal, water and electricity, where the Property is the primary obligor to the local public utility entities and service providers. These reimbursements are offset against utilities expense in the accompanying statements of revenues and certain operating expenses. The reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $63,000 and $60,000, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of ground lease rent, payroll and benefits, repairs and maintenance, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property leases its land under a non-cancellable ground lease. The term of the lease is through March 23, 2055, with the option to extend the ground lease for five additional ten year periods, Rent expense recorded on the straight line basis for the year ended December 31, 2010 and the nine months ended September 30, 2011 was $1,359,768 and $1,019,826, respectively.

Beckanna on Glenwood

Notes to Statements of Revenues and Certain Expenses (Continued)

The following is a summary of future minimum rental payments under the non-cancellable ground lease:

Year Ending December	Future Rentals
2011	$792,000
2012	792,000
2013	792,000
2014	792,000
2015	851,400
Thereafter	56,730,271

$60,749,671

The Property is also a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Mercé Apartments (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Mercé Apartments for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida
September 18, 2012

Mercé Apartments

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited)

and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010
Revenues:
Rental revenue	$663,292	$806,840
Other property income	73,797	78,986

Revenues—Total	737,089	885,826

Certain expenses:
Payroll and benefits	102,341	125,591
Real estate taxes	91,179	119,446
Utilities	40,511	55,853
General and administrative	35,330	52,907
Repairs and maintenance	25,016	24,298
Other property operating expenses	29,090	38,493

Certain Expenses—Total	323,467	416,588

Revenues in excess of certain expenses	$413,622	$469,238

The accompanying notes are an integral part of this financial statement.

Mercé Apartments

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Mercé Apartments (the “Property”), a 114 unit rental apartment complex contained in 6, one and three story garden style apartment buildings, located in Dallas, Texas. This Property was acquired by Trade Street Property Fund I, LP on October 31, 2011 and was approximately 95% and 98% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization, third party property management fees and certain owner expenses. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain utility usage, principally water and electricity, where the Property is the primary obligor to the local public utility entities. These utility reimbursements from the residents are included in other property income in the accompanying statements of revenues and certain operating expenses. The utility reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $39,200 and $31,500, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, utilities repairs and maintenance, real estate taxes and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Mercé Apartments

Notes to Statements of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Park at Fox Trails (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Park at Fox Trails for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida
September 18, 2012

Park at Fox Trails

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited)

and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010

Revenues:
Rental revenue	$1,818,704	$2,303,000
Other property income	258,508	337,817

Revenues—Total	2,077,212	2,640,817

Certain expenses:
Real estate taxes	249,963	331,125
Utilities	253,534	321,507
Payroll and benefits	226,074	312,696
General and administrative	83,933	117,854
Repairs and maintenance	74,587	102,953
Other property operating expenses	70,905	107,084

Certain Expenses—Total	958,996	1,293,219

Revenues in excess of certain expenses	$1,118,216	$1,347,598

The accompanying notes are an integral part of this financial statement.

Park at Fox Trails

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Park at Fox Trails (the “Property”), a 286 unit rental apartment complex contained in 45, one and two story garden style apartment buildings, located in Plano, Texas. This Property was acquired by Trade Street Property Fund I, LP on December 6, 2011 and was approximately 95% and 94% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization and third party property management fees. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain utility usage, principally water and electricity, where the Property is the primary obligor to the local public utility entities. These utility reimbursements from the residents are included in other property income in the accompanying statements of revenues and certain operating expenses. The utility reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $182,700 and $119,700, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, utilities, repairs and maintenance, real estate taxes and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for maintenance and certain services. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Park at Fox Trails

Notes to Statements of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Trails at Signal Mountain (the “Property”) for the year ended December 25, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Trails at Signal Mountain for the year ended December 25, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida

September 18, 2012

Trails at Signal Mountain

Statements of Revenues and Certain Expenses

For the Three Months Ended March 25, 2011 (unaudited)

and the Year Ended December 25, 2010

	For the Three Months Ended March 25, 2011 (unaudited)	Year Ended December 25, 2010

Revenues:
Rental revenue	$360,552	$1,410,987
Other property income	26,003	107,693

Revenues—Total	386,555	1,518,680

Certain expenses:
Payroll and benefits	50,707	216,445
Real estate taxes	45,465	181,860
General and administrative	13,913	57,090
Utilities	26,255	107,172
Other property operating expenses	22,275	86,067
Repairs and maintenance	7,385	46,237

Certain Expenses—Total	166,000	694,871

Revenues in excess of certain expenses	$220,555	$823,809

The accompanying notes are an integral part of this financial statement.

Trails at Signal Mountain

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Trails at Signal Mountain (the “Property”), a 172 unit rental apartment complex contained in 12, two and three story garden style apartment buildings, located in Chattanooga, Tennessee. This Property was acquired by Trade Street Property Fund I, LP on May 26, 2011 and was 97% and 95% occupied as of December 25, 2010 and March 25, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization, third party property management fees and certain owner expenses. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain utility usage, principally water and electricity, where the Property is the primary obligor to the local public utility entities. These utility reimbursements from the residents are included in other property income in the accompanying statements of revenues and certain operating expenses. The utility reimbursements for the year ended December 25, 2010 and the three months ended March 25, 2011 were approximately $32,800 and $9,700, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits. utilities repairs and maintenance, insurance property taxes and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for maintenance and certain services. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Trails at Signal Mountain

Notes to Statements of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Terrace at River Oaks (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Terrace at River Oaks for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida

January 23, 2013

Terrace at River Oaks

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited) and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010

Revenues:
Rental revenue, net	$1,862,221	$2,296,036
Other property income	386,931	459,153

Revenues—Total	2,249,152	2,755,189

Certain expenses:
Payroll and benefits	237,933	321,522
Repairs and maintenance	96,199	117,503
Real estate taxes	257,373	290,558
Utilities	389,095	368,545
General and administrative	107,460	139,952
Other property operating expenses	161,075	148,633

Certain Expenses—Total	1,249,135	1,386,713

Revenues in excess of certain expenses	$1,000,017	$1,368,476

The accompanying notes are an integral part of this financial statement.

Terrace at River Oaks

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Terrace at River Oaks (the “Property”), a 314 unit rental apartment complex contained in seventy seven two-story apartment buildings, located in San Antonio, Texas. This Property was acquired by Trade Street Residential, Inc. on December 11, 2011 and was approximately 93.31% and 90.13% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization and third party property management fees. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain services and utility usage, principally trash removal, cable and water, where the Property is the primary obligor to the local public utility entities and service providers. These reimbursements are included in other property income in the accompanying statements of revenues and certain operating expenses. The reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $250,000 and $222,000, respectively.

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Terrace at River Oaks

Notes to Statements of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through January 23, 2013, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Westmont Commons (the “Property”) for the year ended December 31, 2011. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Westmont Commons for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida

January 23, 2013

Westmont Commons

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2012 (unaudited) and the Year Ended December 31, 2011

	For the Nine Months Ended September 30, 2012 (unaudited)	Year Ended December 31, 2011
Revenues:
Rental revenue, net	$1,689,508	$1,884,287
Other property income	128,233	148,950

Revenues—Total	1,817,741	2,033,237

Certain expenses:
Payroll and benefits	185,493	226,814
Repairs and maintenance	65,786	82,899
Real estate taxes	124,225	157,974
Utilities	126,629	237,620
General and administrative	59,005	88,482
Other property operating expenses	67,322	61,091

Certain Expenses—Total	628,460	854,880

Revenues in excess of certain expenses	$1,189,281	$1,178,357

The accompanying notes are an integral part of this financial statement.

Westmont Commons

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Westmont Commons (the “Property”), a 252 unit multi-family garden-style rental complex contained in ten 3 story buildings, located in Asheville, North Carolina. This Property was acquired by Trade Street Residential, Inc. on December 13, 2012 and was approximately 89.95% and 94.65% occupied as of December 31, 2011 and September 30, 2012, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, third party property management fees and other major renovations charged to operations. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for water usage, where the Property is the primary obligor to the local utility. These reimbursements are included in other operating income in the accompanying statements of revenues and certain operating expenses. The reimbursements for the year ended December 31, 2011 and the nine months ended September 30, 2012 were approximately $80,000 and $69,000, respectively.

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, repairs and maintenance, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Westmont Commons

Notes to Statements of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through January 23, 2013, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

ESTATES AT MILLENIA

Statement of Revenues and Certain Expenses

For the period from inception of operations (June 1, 2012) through September 30, 2012

(Unaudited)

Revenues:
Rental revenue, net	$483,454
Other property income	73,919

Revenues—Total	557,373

Certain expenses:
Payroll and benefits	127,664
Repairs and maintenance	3,972
Real estate taxes	63,961
Utilities	71,727
General and administrative	76,766
Other property operating expenses	44,846

Certain Expenses—Total	388,935

Revenues in excess of certain expenses	$168,438

The accompanying notes are an integral part of this financial statement

Estates at Millenia

Notes to Statement of Revenues and Certain Expenses

(Unaudited)

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statement of revenues and certain expenses include the operations of Estates at Millenia (the “Property”), a 297 unit multi-family garden-style rental complex contained in eight four-story buildings, located in Orlando, Florida. This Property was acquired by Trade Street Residential, Inc. during December 2012 and was approximately 61% occupied as of September 30, 2012.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. The statement of revenues and certain operating expenses is not intended to be complete presentation of the actual operations of the Property for the applicable period, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, third party property management fees and certain renovations charged to operations. Management is not aware of any material factors related to the Property other than those discussed that would cause the statement of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for water usage and trash, where the Property is the primary obligor to the local utility. The reimbursements for the period from inception of operations (June 1, 2012) through September 30, 2012 were approximately $10,437.

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Estates at Millenia

Notes to Statement of Revenues and Certain Expenses (Continued)

(Unaudited)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated events and transactions for potential recognition or disclosure through January 31, 2013, the date the financial statement was available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Woodfield St. James (the “Property”) for the year ended December 31, 2012. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Woodfield St. James for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida

January 23, 2013

Woodfield St. James

Statement of Revenues and Certain Expenses

For the Year Ended December 31, 2012

Revenues:
Rental revenue, net	$2,407,254
Other property income	298,681

Revenues—Total	2,705,935

Certain expenses:
Payroll and benefits	282,744
Repairs and maintenance	42,977
Real estate taxes	224,948
Utilities	206,812
General and administrative	141,515
Other property operating expenses	124,845

Certain Expenses—Total	1,023,841

Revenues in excess of certain expenses	$1,682,094

The accompanying notes are an integral part of this financial statement

Woodfield St. James

Notes to Statement of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statement of revenues and certain expenses include the operations of Woodfield St. James (the “Property”), a 244 unit garden apartment complex located in Charleston, South Carolina. This Property is under contract and the purchase by Trade Street Residential, Inc. is expected to be finalized by March 29, 2013. This property was approximately 89.75% occupied as of December 31, 2012.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. This statement of revenue and certain operating expenses is not intended to be a complete presentation of the actual operations of the Property for the year, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of property management fees, owner expenses and other major renovations charged to operations. Management is not aware of any material factors related to the Property other than those discussed that would cause the statement of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain services and utility usage, principally trash removal and water, where the Property is the primary obligor to the local public utility entities and service providers. These reimbursements are offset against utilities and other operating expenses in the accompanying statement of revenues and certain operating expenses. The reimbursements for the year ended December 31, 2012 were approximately $129,000.

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, repairs and maintenance, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Woodfield St. James

Notes to Statement of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through January 23, 2013, the date this financial statement was available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Vintage at Madison Crossing (the “Property”) for the year ended December 31, 2012. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Vintage at Madison Crossing for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida

January 23, 2013

Vintage at Madison Crossing

Statement of Revenues and Certain Expenses

For the Year Ended December 31, 2012

Revenues:
Rental revenue, net	$1,502,911
Other property income	183,655

Revenues- Total	1,686,566

Certain expenses:
Payroll and benefits	218,806
Repairs and maintenance	15,414
Real estate taxes	127,317
Utilities	106,547
General and administrative	89,920
Other property operating expenses	160,096

Certain Expenses- Total	718,100

Revenues in excess of certain expenses	$968,466

The accompanying notes are an integral part of this financial statement

Vintage at Madison Crossing

Notes to Statement of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statement of revenues and certain expenses include the operations of Vintage at Madison Crossing (the “Property”), a 178 unit rental apartment complex contained in nine two and three story apartment buildings, located in San Antonio, Texas. This Property is under contract and the purchase by Trade Street Residential, Inc. is expected to be finalized by March, 2013. This property was approximately 94.4% occupied as of December 31, 2012.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. This statement of revenues and certain operating expenses is not intended to be a complete presentation of the actual operations of the Property for the period, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, property management fees and major renovations charged to operations. Management is not aware of any material factors related to the Property other than those discussed that would cause the statement of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain services and utility usage, principally water, sewer and trash removal where the Property is the primary obligor to the local public utility entities and service providers. This reimbursement is included in other property income in the accompanying statement of revenues and certain operating expenses. The reimbursement for the year ended December 31, 2012 approximated $77,000.

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, repairs and maintenance, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

Vintage at Madison Crossing

Notes to Statement of Revenues and Certain Expenses (Continued)

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through January 23, 2013, the date this financial statement was available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Woodfield Creekstone Apartment Homes (the “Property”) for the period from August 1, 2012 (inception of operations) through December 31, 2012. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Woodfield Creekstone Apartment Homes for the period from August 1, 2012 (inception of operations) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/Mallah Furman

Miami, Florida

April 3, 2013

Woodfield Creekstone Apartment Homes

Statement of Revenues and Certain Expenses

For the period from August 1, 2012 (inception of operations) through December 31, 2012

Revenues:
Rental revenue, net	$142,343
Other property income	34,716

Revenues—Total	177,059

Certain expenses:
Payroll and benefits	149,949
Property insurance	13,034
Real estate taxes	17,713
Utilities and cable	37,032
Marketing, general and administrative	49,270
Other property operating expenses	12,610

Certain Expenses—Total	279,608

Excess of certain expenses over revenues	$(102,549)

The accompanying notes are an integral part of this financial statement

Woodfield Creekstone Apartment Homes

Notes to Statement of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statement of revenues and certain expenses include the operations of Woodfield Creekstone Apartment Homes (the “Property”), a 256 unit multi-family rental apartment complex contained in 10 three and four story apartment buildings, located in Durham, North Carolina. This Property is under contract and the purchase by Trade Street Residential, Inc. is expected to be finalized prior to May 10, 2013. This property was approximately 57% occupied as of December 31, 2012.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. The statement of revenues and certain operating expenses is not intended to be a complete presentation of the actual operations of the Property for the applicable period, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of third party property management fees and capital expenditures charged to operations. Management is not aware of any material factors related to the Property other than those discussed that would cause the statement of revenues and certain expenses not to be indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for water usage and trash, where the Property is the primary obligor to the local utility. These reimbursements are included in other operating income, utilities and other operating expenses in the accompanying statement of revenues and certain operating expenses. The reimbursements for the period from August 1, 2012 (inception of operations) through December 31, 2012 were approximately $8,500.

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, property insurance, real estate taxes, utilities, marketing and other operating expenses that are expected to continue in the proposed future operations of the Property.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

Woodfield Creekstone Apartment Homes

Notes to Statement of Revenues and Certain Expenses (Continued)

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine legal matters arising in the ordinary course of business. The Property believes that the costs and related liabilities, if any, which may result from such routine legal matters will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through April 3, 2013, the date the financial statement was available to be issued. Management has determined that there are no subsequent events or transactions to report.

Until             , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,250,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

Book-runner

Sandler O’Neill + Partners, L.P.

Co-managers

BB&T Capital Markets

Janney Montgomery Scott

Ladenburg Thalmann & Co. Inc.

Oppenheimer & Co.

Wunderlich Securities

            , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table itemizes the costs and expenses expected to be incurred by us in connection with the registration, issuance and distribution of the common stock being registered hereunder. All expenses, except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee are estimated.

SEC Registration Fee	$11,765
FINRA Filing Fee	$13,438
NASDAQ Listing Fee	$25,000
Printing and Engraving Expenses	$100,000
Legal Fees and Expenses	$1,401,525
Transfer Agent and Registrar Fees	$15,000
Accounting Fees and Expenses	$1,607,352
Miscellaneous	$110,000

Total	$3,284,080

Item 32.	Sales to Special Parties

None.

Item 33.	Recent Sales of Unregistered Securities

Recapitalization Transaction

In connection with a recapitalization transaction on June 1, 2012, we and our operating partnership issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). The securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each of the entries received our securities in the recapitalization is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. The share numbers set forth below have been adjusted for the 1-for-150 reverse stock split that we effected on January 17, 2013.

•

The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that own the Operating Properties and the Land Investments. In exchange for the Operating Properties and the Land Investments, we issued an aggregate of 3,396,976 shares of our common stock and 173,326 shares of our Class A preferred stock having an aggregate liquidation preference of approximately $17.3 million to the Trade Street Funds. In addition, a joint venture partner in one of the Operating Properties contributed to our operating partnership all of its interest in the entity that owns such Operating Property in exchange for an aggregate of 52,868 shares of our common stock.

•	We issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 139,215 shares of our common.

•

On July 16, 2012, we issued an aggregate of 42,340 shares of common stock to the pre-recapitalization stockholders of record as of May 17, 2012 as a special distribution declared on May 17, 2012 in connection with the recapitalization. In connection with the special distribution, our operating partnership issued 42,340 common units to us.

•	We issued 5,000 shares of our common stock to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Our operating partnership issued to us 3,556,460 common units in our operating partnership, which equals the number of shares of our common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units in our operating partnership having an aggregate liquidation preference of approximately $17.3 million, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in TSIA and TS Manager, LLC in exchange for the issuance by our operating partnership of (i) 546,132 common units, (ii) 98,304 Class B preferred units having an aggregate liquidation preference of approximately $9.8 million and (iii) 98,304 Class C preferred units having an aggregate liquidation preference of approximately $9.8 million.

The Class B preferred units and the Class C preferred units were consolidated on February 8, 2013 into a single class of partnership units designated as Class B contingent units. On March 26, 2013, the partners entered into the Second Amended and Restated Agreement of Limited Partnership, which eliminated the common units owned by Trade Street Capital and Trade Street Adviser GP, Inc. and amended the terms of the Class B contingent units. See “Our Recapitalization and Structure.”

Private Placement

On August 7, 2012, we sold 178,333 shares of common stock after giving effect to the reverse stock split in a private placement at a price equal to $15.00 per share (after giving effect to the reverse stock split) to certain individuals with pre-existing relationships with us and members of our senior management team. The shares were sold in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each of the purchasers has represented to us that he, she or it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Acquisition of the Estates at Millenia

On December 3, 2012, we issued to BREF/BUSF Millenia Associates, LLC (“BREF/BUSF”) 940,241 shares of common stock after giving effect to the reverse stock split (at an agreed price of $18.00 per share (after giving effect to the reverse stock split)) and 100,000 shares of our Class A preferred stock having an aggregate liquidation preference of $10.0 million, subject to a post-closing adjustment upon the issuance of the final certificate of occupancy on the development site known as the Estates at Millenia - Phase II. On March 14, 2013, we issued an additional 35,804 shares of our Class A preferred stock having an aggregate liquidation value of $3.6 million as reimbursement to BREF/BUSF of certain development costs incurred up to the date of contribution in connection with the development of the site. The shares were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. BREF/BUSF represented to us that it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Item 34.	Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) the actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation unless its charter provides otherwise, which our charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, subject to approval from our board of directors, to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The operating partnership agreement provides that we, as general partner through our wholly owned subsidiary, and our officers and directors are indemnified to the fullest extent permitted by Delaware law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

In addition, we have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the maximum extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Item 35.	Treatment of Proceeds From Stock Being Registered

None of the proceeds will be contributed to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits

(a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

(b) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37.	Undertakings

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida, on the 22nd day of April, 2013.

Trade Street Residential, Inc.
(Registrant)

By:	/s/ Michael Baumann
Michael Baumann, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Michael Baumann	Chairman and Chief Executive Officer (principal executive officer)
Michael Baumann		April 22, 2013

/s/ Bert Lopez	Chief Financial Officer (principal financial officer and principal accounting officer)
Bert Lopez		April 22, 2013

*	Director
James Boland		April 22, 2013

*	Director
Randolph C. Coley		April 22, 2013

*	Director
Lewis Gold		April 22, 2013

*	Director
David Levin		April 22, 2013

*	Director
Mack D. Pridgen III		April 22, 2013

*	Director
Sergio Rok		April 22, 2013

*By:	/s/ Bert Lopez
Bert Lopez Attorney-in-Fact

Index to Exhibits

Exhibit No.	Description

1.1†	Form of Underwriting Agreement

2.1†	Contribution Agreement by and among Trade Street Property Fund I, LP, Trade Street Capital, LLC, Feldman Mall Properties, Inc., Feldman Equities Operating Partnership, LP, and BCOM Real Estate Fund, LLC, dated April 23, 2012

2.2†	First Amendment to Contribution Agreement, dated June 1, 2012

3.1†	Articles of Restatement of Trade Street Residential, Inc.

3.2†	Third Amended and Restated Bylaws of Trade Street Residential, Inc.

5.1†	Opinion of Venable LLP

8.1†	Opinion of Bass, Berry & Sims PLC

10.1†	Amended and Restated Agreement of Limited Partnership of Trade Street Operating Partnership, LP

10.2†	Multifamily Loan and Security Agreement (Non-Recourse) by and between Fox Partners, LLC and Red Mortgage Capital, LLC, dated December 6, 2011

10.3†	Multifamily Loan and Security Agreement (Non-Recourse) by and between River Oaks Partners, LLC and Walker & Dunlop, LLC, dated December 21, 2011

10.4†	Loan Agreement by and between Pointe at Canyon Ridge, LLC and NXT Capital, LLC, dated June 1, 2012

10.5†	Multifamily Note by BSF/BR Augusta, LLC in favor of CWCapital LLC, dated September 1, 2010

10.6†	Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement by BSF/BR Augusta, LLC in favor of CWCapital LLC, dated September 1, 2010

10.7+†	Equity Incentive Plan

10.8+†	Form of LTIP Award Agreement

10.9+	Form of Employment Agreement between Trade Street Residential, Inc. and Michael Baumann

10.10+	Form of Employment Agreement between Trade Street Residential, Inc. and Bert Lopez

10.11+	Form of Employment Agreement between Trade Street Residential, Inc. and Ryan Hanks

10.12†	Contribution Agreement by and among Trade Street Residential, Inc., Trade Street Operating Partnership, LP and BREF/BUSF Millenia Associates, LLC, dated December 3, 2012

10.13†	Loan Agreement between Millenia 700, LLC and NXT Capital, LLC, dated December 3, 2012

10.14†	Revolving Credit Agreement between Trade Street Operating Partnership, LP and BMO Harris Bank N.A., dated January 31, 2013

10.15†	Warrant Agreement by and between Trade Street Residential, Inc. and American Stock Transfer & Trust Company, LLC, dated June 1, 2012

10.16†	Form of Indemnification Agreement between Trade Street Residential, Inc. and independent director

10.17†	Form of Indemnification Agreement between Trade Street Residential, Inc. and executive officer or affiliated director

10.18	Second Amended and Restated Agreement of Limited Partnership of Trade Street Operating Partnership, LP

10.19†	Form of Stock Award Agreement

21.1†	List of subsidiaries of Trade Street Residential, Inc.

23.1	Consent of Grant Thornton LLP

23.2	Consent of Mallah Furman - Beckanna on Glenwood

23.3	Consent of Mallah Furman - Mercé Apartments

23.4	Consent of Mallah Furman - Park at FoxTrails

23.5	Consent of Mallah Furman - Trails at Signal Mountain

23.6	Consent of Mallah Furman - Terrace at River Oaks

Exhibit No.	Description

23.7	Consent of Mallah Furman - Westmont Commons

23.8	Consent of Mallah Furman - Woodfield St. James

23.9	Consent of Mallah Furman - Vintage at Madison Crossing

23.10	Consent of Mallah Furman - Woodfield Creekstone

23.11†	Consent of Venable LLP (included in Exhibit 5.1)

23.12†	Consent of Bass, Berry & Sims PLC (included in Exhibit 8.1)

24.1†	Power of Attorney (included on the signature page hereto)

+	Denotes a management contract or compensatory plan or arrangement.
†	Previously filed.